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M17 ENTERTAINMENT LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on March 2, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

M17 Entertainment Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

13F, No. 2, Sec. 5, Xinyi Road,
Xinyi District, Taipei City 110, Taiwan
Republic of China
+886 (2) 2720-8688
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Cogency Global Inc.
10 East 40th Street, 10th Floor
New York, N.Y. 10016
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:
David T. Zhang, Esq. Benjamin W. James, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road Central, Hong Kong +852 3761-3300	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

           † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Ordinary shares, par value US$0.0001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.            ). Each American depositary share represents            ordinary share(s).

(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we [and the selling shareholders] are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion. Dated                              , 2018.

American Depositary Shares

M17 Entertainment Limited

Representing            Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, by M17 Entertainment Limited.

        M17 Entertainment Limited is offering                ADSs[, and the selling shareholders named in this prospectus, including                and                are offering an aggregate of                ADSs,] to be sold in the offering. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.]

        Prior to this offering, there has been no public market for the ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            . We [have applied] to list the ADSs on the [New York Stock Exchange][NASDAQ Global Market] under the symbol "                        ."

        We are an "emerging growth company" as defined under applicable U.S. securities laws and, as such, we are eligible for reduced public company reporting requirements.

        See "Risk Factors" beginning on page 12 to read about factors you should consider before buying the ADSs.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$

Underwriting discounts and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

[Proceeds, before expenses, to the selling shareholders]	US$	US$

(1)
For a description of compensation payable to the underwriters, see "Underwriting."

        The underwriters have the option to purchase up to an additional                ADSs from [us and the selling shareholders] at the initial public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

        The underwriters expect to deliver the ADSs against payment in New York, New York on                        , 2018.

Citigroup	Deutsche Bank Securities

Prospectus dated                        , 2018.

[Page intentionally left blank for graphics]

        You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We [and the selling shareholders] have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy, the ADSs offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        Neither we[, the selling shareholders] nor any of the underwriters have taken any action that would permit a public offering of the ADSs outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until            , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," before deciding whether to buy the ADSs. This prospectus contains certain estimates and information from the industry reports commissioned by us and prepared respectively by Frost & Sullivan (S) Pte Ltd, or Frost & Sullivan, an independent market research firm, regarding our industries and our market positions.

Our Business

        Our mission is to entertain the world.

        We operate the largest live streaming platform by revenue in Developed Asia, with a market share of 15.5% in the fourth quarter of 2017, according to Frost & Sullivan. In our home market of Taiwan, we were ranked number one among all live streaming platforms in terms of revenue with a market share of 32.4% in the fourth quarter of 2017, approximately double that of our closest competitor. We have successfully extended our market leadership in Taiwan to other markets in Developed Asia with close cultural proximity to Chinese-speaking countries. According to Frost & Sullivan, in the fourth quarter of 2017, we were number one among all live streaming platforms in Hong Kong by revenue with a market share of 20.1%, and we were ranked second among all live streaming platforms in Japan by revenue with a market share of 9.6%. We also operate our main dating applications, Paktor, Goodnight and Down. As of December 31, 2017, our interactive entertainment platform, which includes our live streaming platform and our dating service, had 46.3 million registered users. We had 1.7 million active users in December 2017, an increase from 1.4 million in December 2016, which represents the combined active users of Paktor and Machipopo.

        We are a tech-enabled entertainment company led by veteran media and entertainment executives. Our co-founders and core management team have over 20 years of combined experience managing top artists and producing high quality PUGC and PGC in Asia, as well as operating social and interactive entertainment platforms in Asia and globally. Because of our media and entertainment expertise, we understand the challenges facing the entertainment industry, including the gap between fans and artists. We seek to bring our users closer to their favorite artists by enabling users to interact and socialize with artists directly from their mobile devices. This model has made it possible for us to disrupt the traditional artist-agency model by creating a robust and systematic process of discovering, training, developing and promoting artists. We are able to identify and nurture high-quality artists early while avoiding substantial upfront investments.

        We have a proven track record of using highly engaging interactive entertainment experiences across multiple media formats to drive monetization. Our best-in-class live streaming content and innovative online-to-offline events and competitions have been highly effective in attracting, engaging and growing a vibrant base of paying users. Our online competitions give fans an opportunity to show their support to their favorite artists with gifts and provide our popular artists an opportunity to increase their earnings. Average daily time spent on our live streaming platform by all users has increased from 19.0 minutes for Machipopo in December 2016 to 35.5 minutes in December 2017, while paying users have increased from 10,748 to 26,964 representing a paying user ratio of 1.2% to 2.6% in the same respective periods. Average revenue per paying user per month on our live streaming platform has also increased to US$347.3 in 2017 from US$102.3 for Machipopo in 2016. In addition, our ability to understand, predict and influence viewers' tastes has enabled us to create a variety of successful products, including pop music albums, music videos, TV programs and variety shows.

        Our current structure is the result of a series of transactions that were completed in March 2017 between Machipopo, Inc., the entity that operates our live streaming business, and us, the successor of

Paktor Pte. Ltd., the entity that operates our dating business. We have enjoyed significant growth since our current structure came into being. Machipopo received live streaming revenues of US$4.0 million in 2016, and our live streaming revenues were US$71.8 million in 2017 or US$82.4 million in 2017 on a pro forma consolidated basis. Our live streaming revenue in 2017 on a pro forma consolidated basis represented a significant increase of over 20 times from that of Machipopo in 2016. M17 recorded negative EBITDA of US$4.7 million in 2016 while Machipopo recorded negative EBITDA of US$9.4 million in the same year, and we recorded negative EBITDA of US$31.1 million in 2017. M17 recorded negative adjusted EBITDA of US$4.3 million in 2016 while Machipopo recorded negative adjusted EBITDA of US$8.7 million in the same year, and we recorded negative adjusted EBITDA of US$29.2 million in 2017.

Our Market Opportunities

        We define our market of Developed Asia as the combined regions of Taiwan, Japan, South Korea, Singapore and Hong Kong. Developed Asia had over 215 million people, over US$35,000 of GDP per capita, US$7.6 trillion of GDP and an annualized GDP growth rate of 1.94% in 2017, according to Frost & Sullivan.

        We operate within the pure-play live streaming industry, a market segment of the global media and entertainment industry, with a substantially faster projected growth rate than the overall industry in Developed Asia, according to Frost & Sullivan.

        Advances in technology and changing consumer consumption preferences are the primary drivers of our growth.

  •
  Rise of the digital platform.  Developed Asia's mature and developed internet infrastructure supports the high levels of internet and smartphone penetration necessary for widespread access to digital technologies, such as live streaming platforms.

  •
  Focus on increasingly diversified entertainment-oriented programs.  According to Frost & Sullivan, new forms of general entertainment programs have emerged in recent years, such as reality shows and short-form videos, and the continued growth of general entertainment programs will drive usage of live streaming platforms, which typically concentrate on entertainment.

  •
  Emergence of UGC and PUGC.  Live streaming platforms are often a faster and more affordable way for grassroots artists to create and distribute content to a large audience. This allows for the creation of more diversified and personalized content, which is in increasing demand in Developed Asia.

  •
  New technology enables content innovation and creation.  Virtual and augmented reality will create a more engaging viewer experience for live streaming platforms, which will increase their appeal and stickiness with users.

        The creation, consumption and distribution of entertainment content in Developed Asia is changing dramatically and live streaming platforms are becoming increasingly more disruptive and a popular alternative to traditional media throughout the region.

Our Strengths

        We believe that the following strengths contribute to our success and set us apart from our peers:

  •
  leading live streaming platform in Developed Asia;

  •
  best-in-class media and entertainment knowledge;

  •
  high quality content across multiple media formats;

  •
  innovative and effective content monetization;

  •
  vertically integrated entertainment ecosystem powered by data insights; and

  •
  proven track record of extending our business model across Developed Asia.

Our Strategies

        We intend to pursue the following strategies to further grow our business:

  •
  grow in Japan and expand into new markets;

  •
  expand content offerings to increase user engagement and loyalty;

  •
  reinvent traditional media in our markets;

  •
  achieve profitability by increasing monetization and operating leverage;

  •
  expand our artist base; and

  •
  extract synergies between different product lines.

Our Challenges

        We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

  •
  a limited operating history in a new and dynamic industry;

  •
  a relatively new business model operating in relatively new markets;

  •
  our ability to retain existing users and attract new users, or maintain and increase the number of our paying users and VIP users;

  •
  our ability to attract, train and retain artists; and

  •
  our ability to effectively manage our growth and control our costs and expenses.

        See "Risk Factors" and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

        In March 2017, under a share swap agreement, all of the shareholders of Paktor exchanged their shares for equivalent classes of our shares, and our company became the holding company of Paktor. In October 2016 and January 2017, Paktor acquired 36.8% and 9.44% of the equity interests of Machipopo, respectively, and in March 2017, under the same share swap agreement through which we acquired Paktor, we also acquired all of the remaining interests of Machipopo by issuing equivalent classes of our shares to the remaining shareholders of Machipopo. As a result, we hold all of the equity interests of both Paktor and Machipopo, through which we operate our business.

        As of the date of this prospectus, we conduct our business operations across six subsidiaries and two branches. In addition, we have four VIEs in Taiwan and we do not regard the businesses operated by these VIEs as material to our operations. See "Corporate History and Structure."

        The chart below summarizes our corporate structure and identifies our principal subsidiaries and branches, as well as our VIEs in Taiwan, as of the date of this prospectus:

M17 Entertainment Ltd.
(Cayman Islands)
100%
100%
Paktor Pte Ltd.
(Singapore)
Machipopo, Inc.
(BVI)
Paktor Pte. Ltd. Taiwan Branch
(Taiwan)
Machipopo, Inc. Taiwan Branch
(Taiwan)
Unicorn Entertainment
Ltd. (Taiwan)
100%
Gaigai Pte Ltd.
(Singapore)
100%
17 Media (H.K.) Limited
(Hong Kong)
Crazy Entertainment Ltd.
(Taiwan)
100%
Paktor MY Sdn Bhd
(Malaysia)
Machi E-Sports Ltd.
(Taiwan)
100%
Down, Inc.
(USA)
17 Production Ltd.
(Taiwan)
Direct ownership
Contractual arrangements

Corporate Information

        Our principal executive offices are located at 13F, No. 2, Sec. 5, Xinyi Road, Xinyi District, Taipei City 110, Taiwan, Republic of China. Our telephone number at this address is +886 (2) 2720-8688. Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited at Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is m17. asia. The information contained on our website is not a part of this prospectus.

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to This Prospectus

        Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to                 additional ADSs representing                ordinary shares from us [and the selling shareholders].

        Except where the context otherwise requires:

  •
  "active user" refers to a user account, calculated based on a device identification, that has accessed our mobile platform at least once during a given period. A unique user that is active in more than one of the applications on our platform is counted as more than one active user;

  •
  "ADSs" refer to American depositary shares, each of which represents                ordinary share(s);

  •
  "artist" refers an artist or performer who performs or displays his or her talents on our live streaming platform;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "contracted artist" refers to an artist who has signed a streamer contract or an agency agreement with us;

  •
  "Developed Asia" refers to the distinct markets of Taiwan, Hong Kong, Singapore, South Korea and Japan;

  •
  "Machipopo" refers to Machipopo, Inc., our subsidiary, through which we operate our live streaming platforms;

  •
  "MAUs" refer to the average number of active users during each month within a given period;

  •
  "NT$" or "New Taiwan Dollars" refer to the legal currency of Taiwan;

  •
  "Paktor" refers to Paktor Pte. Ltd., our subsidiary, through which we operate our dating business;

  •
  "paying user" refers to a user account that has purchased virtual gifts or other products and services on our platform at least once during a given period. A unique individual that purchases virtual gifts in more than one of the applications on our platform is counted as more than one paying user;

  •
  "paying user ratio" refers to the number of paying user divided by the number of active users within a given period;

  •
  "professionally-generated content" or "PGC" is any form of content generated in a studio or by professionals on our platform;

  •
  "professionally-curated user generated content" or "PUGC" is any form of content generated by our contracted artists on our platform;

  •
  "registered user" refers to an account that has been registered on our platform. An individual may register more than one account and these count as more than one registered user;

  •
  "shares" or "ordinary shares" refer to our ordinary shares, par value US$0.0001 per share;

  •
  "Singapore Dollars" refer to the legal currency of the Republic of Singapore;

  •
  "user generated content" or "UGC" is any form of content generated by any user on an internet or mobile platform;

  •
  "US$," "U.S. Dollars," "$" or "dollars" refer to the legal currency of the United States of America; and

  •
  "we," "us," "our company," "our group," "our," "M17 Entertainment" or "M17" refers to M17 Entertainment Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its variable interest entities, or VIEs.

        Our reporting currency is the U.S. Dollar. The functional currency of M17 Entertainment Limited was the Singapore Dollar in 2016 and changed to the U.S. Dollar in 2017 upon the acquisition of Machipopo in March 2017. The functional currencies of our subsidiaries are the currencies of the primary economic environment in which they operate. This prospectus contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of New Taiwan Dollars, Hong Kong Dollars, Singapore Dollars and Japanese Yen into U.S. Dollars have been made at the rates of NT$29.6400 to US$1.00, HK$7.8128 to US$1.00, S$1.3363 to US$1.00 and ¥112.6900 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan Dollars, Hong Kong Dollars, Singapore Dollars and Japanese Yen as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the New Taiwan Dollars amounts, Hong Kong Dollars, Singapore Dollars and Japanese Yen referred in this prospectus could have been, or could be, converted into U.S. Dollars at any particular rate or at all. On February 23, 2018, the noon buying rate for New Taiwan Dollars, Hong Kong Dollars, Singapore Dollars and Japanese Yen were NT$29.2700 to US$1.00, HK$7.8233 to US$1.00, S$1.3207 to US$1.00 and ¥106.64 to US$1.00, respectively.

 THE OFFERING

        The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per ADS.
ADSs Offered by Us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
[ADSs Offered by the Selling shareholders ]	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
[New York Stock Exchange] [NASDAQ Global Market] symbol	.
The ADSs	Each ADS represents ordinary share(s).
The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to Purchase Additional ADSs	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$            million (or US$             million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$            per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds of this offering primarily for the following purposes:
• US$ million for expansion of our business into Japan and other new markets;
• US$ million for content development, including PGC and new content formats; and
• the remainder for strategic merger and acquisition opportunities, though we have not identified any targets, as well as working capital and other general corporate purposes.
See "Use of Proceeds" for additional information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

We, our directors and executive officers, [the selling shareholders] and our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus. See "Underwriting" for more information.

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.
Depositary	.
[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, approximately            % of the total ADSs offered by this prospectus to our directors, executive officers, employees, business associates and related persons.]

        The number of ordinary shares to be issued and outstanding after this offering excludes, unless stated otherwise, (i) ordinary shares issuable upon the exercise of any outstanding awards pursuant to our share incentive plan after the date of this prospectus; (ii) up to 2,942,537 ordinary shares issuable upon conversion of outstanding warrants in the aggregate principal amount of US$3,775,000 after this offering; and (iii) up to            ordinary shares issuable upon conversion of outstanding convertible notes in the aggregate principal amount of US$18,500,000 after this offering at a conversion price of US$            . See "Description of Share Capital—History of Securities Issuances."

SUMMARY CONSOLIDATED FINANCIAL DATA AND KEY OPERATING DATA

        The following summary consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and summary consolidated financial position data as of December 31, 2016 and 2017 of our company have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

        In March 2017, under a share swap agreement, all of the existing ordinary and preference shareholders of Paktor exchanged their respective shares for equivalent classes of our shares. As a result, our company became the holding company of Paktor. The share swap agreement was regarded as a reorganization of entities and has been accounted for as if our company, through Paktor, had been in existence throughout the periods presented in the consolidated financial statements. In October 2016 and January 2017, Paktor acquired 36.8% and 9.44% of the equity interests of Machipopo, respectively, which we accounted for under the equity method. In March 2017, under the same share swap agreement through which we acquired Paktor, we also acquired all of the remaining equity interests in Machipopo by issuing equivalent classes of our shares to the remaining shareholders of Machipopo. As a result of the acquisition of Machipopo, the summary historical consolidated financial statements for the year ended December 31, 2016 may not be comparable to that for the year ended December 31, 2017.

        The following summary consolidated statements of comprehensive income data for the year ended December 31, 2016 and for the three months ended March 31, 2017 and the summary consolidated financial position data as of December 31, 2016 and March 31, 2017 of Machipopo have been derived from the audited consolidated financial statements of Machipopo included elsewhere in this prospectus.

        The consolidated financial statements of us and Machipopo are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our historical results are not necessarily indicative of results expected for future periods. You should read this "Summary Consolidated Financial Data" section together with our consolidated financial statements and the related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus.

        The following tables also set forth the summary pro forma summary consolidated statement of comprehensive income for the year ended December 31, 2017 which reflects the effect of the acquisition of Machipopo by us, which was completed in March 2017, as if such transaction had occurred on January 1, 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Unaudited Pro Forma Consolidated Financial Information" for more information. The pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The pro forma financial information does not purport to present what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,
			2017
	2016			Machipopo for the period from January 1, 2017 to March 31, 2017
	M17	Machipopo	M17		Pro forma
	(US$)
Net revenues	3,682,180	4,003,236	79,502,134	10,577,834	90,079,968
Cost of revenue	(967,449)	(7,005,558)	(65,504,191)	(9,219,555)	(75,610,477)

Gross profit	2,714,731	(3,002,322)	13,997,943	1,358,279	14,469,491

Operating expenses:
Selling expenses	(3,674,603)	(2,935,157)	(32,917,704)	(5,462,501)	(38,850,660)
General and administrative expenses	(2,005,825)	(2,241,078)	(10,021,745)	(1,004,106)	(11,117,623)
Research and development expenses	(1,876,483)	(2,093,821)	(7,498,434)	(786,334)	(8,284,768)

Total operating expenses	(7,556,911)	(7,270,056)	(50,437,883)	(7,252,941)	(58,253,051)

Operating loss	(4,842,180)	(10,272,378)	(36,439,940)	(5,894,662)	(43,783,560)

Non-operating income and expenses
Other income	—	—	128,280	—	128,280
Other gains and losses	(10,251,359)	(1,313,743)	17,029,245	(964,846)	(18,899,094)
Finance costs	(28,461)	—	(251,698)	—	(251,698)
Share of profit/(loss) of associates accounted for under equity method	(1,233,459)	—	(3,171,282)	—	—

Total non-operating income and expenses	(11,513,279)	(1,313,743)	13,734,545	(964,846)	(19,022,512)

Loss before income tax	(16,355,459)	(11,586,121)	(22,705,395)	(6,859,508)	(62,806,072)

Income tax (expenses) benefit	—	—	692,165	—	922,886

Loss for the year	(16,355,459)	(11,586,121)	(22,013,230)	(6,859,508)	(61,883,186)

Other comprehensive income
Other comprehensive income, before tax, exchange differences on translation	(201,965)	(2)	168,803	(4,840)	168,803

Other comprehensive income for the year, net of tax	(201,965)	(2)	168,803	(4,840)	168,803

Total comprehensive income for the year	(16,557,424)	(11,586,123)	(21,844,427)	(6,864,348)	(61,714,383)

Basic earnings per share
Total basic earnings per share	(0.78)	(0.11)	(0.46)	(0.07)	(1.11)

Diluted earnings per share
Total diluted earnings per share	(0.78)	(0.11)	(0.46)	(0.07)	(1.11)

Non-IFRS Financial Measures EBITDA(1)	(4,705,476)	(9,445,736)	(31,074,021)	(5,685,026)
Adjusted EBITDA(1)	(4,292,780)	(8,718,182)	(29,181,467)	(5,554,551)

(1)
To see how we define and calculate EBITDA and adjusted EBITDA, a reconciliation between EBITDA and adjusted EBITDA and operating loss (the most directly comparable IFRS financial measure) and a discussion about the limitations of non-IFRS financial measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures."

	As of December 31, 2016	As of December 31, 2016	As of December 31, 2017	As of March 31, 2017
	M17	Machipopo	M17	Machipopo
	(US$)
Selected Consolidated Financial Position Data:
Total current assets	14,922,590	12,325,073	39,351,205	10,288,983
Cash and cash equivalents	9,399,455	2,420,599	24,397,827	1,818,830
Total non-current assets	9,823,885	1,006,114	88,355,903	1,005,999
Investments accounted for using equity method	8,766,541	—	—	—
Intangible assets	836,239	790,247	86,664,182	594,987
Total assets	24,746,475	13,331,187	127,707,108	11,294,982
Total current liabilities	19,907,696	3,738,842	26,260,401	8,601,339
Total non-current liabilities	27,453,837	10,811,753	118,270,556	11,794,424
Total liabilities	47,361,533	14,550,595	144,530,957	20,395,763
Total equity	22,615,058	1,219,408	16,823,849	9,100,781
Total liabilities and equity	24,746,475	13,331,187	127,707,108	11,294,982

Key Operating Data

        The following table presents our key operating data for the periods indicated:

	The month of December
	2016	2017
Selected Operating Data
Active users	1.4 million(1)	1.7 million
Live streaming paying users	10,748(2)	26,964
Live streaming average revenue per paying user (US$)	102.3(2)	347.3
Paying user ratio	1.2%(2)	2.6%
Contracted artists (as of December 31)	2,977(2)	5,414

(1)
Represents the combined active users of Paktor and Machipopo.

(2)
Represents the operating data of Machipopo.

 RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history in a dynamic industry, which makes it difficult to evaluate our future prospects.

        The market for live video streaming is relatively new, highly dynamic and may not develop as expected. Our users may not fully understand the value of our services, and potential new users may have difficulty distinguishing our services from those of our competitors. Convincing potential users of the value of our services is critical to the growth of our user base and the success of our business.

        We launched our 17 Media mobile application in 2015, and the relatively short operating history makes it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

  •
  increase our number of users, which include users who purchase virtual items offered on our platform, as well as the level of user engagement;

  •
  increase our number of artists in different regions, especially Developed Asia, in order to attract paying users and increase spending and user traffic;

  •
  develop and deploy diversified and distinguishable features and services for our users;

  •
  develop or implement strategic initiatives to monetize our platform;

  •
  develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

  •
  successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services;

  •
  attract, retain and motivate talented artists; and

  •
  defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

        If the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses and negative cash flows from operations in the past, and we may not be able to achieve or subsequently maintain profitability and positive cash flows from operations in the future.

        Since our inception, we have incurred significant net losses. We believe that our future revenue growth will depend on, among other factors, the popularity of live streaming applications, as well as our ability to attract new users, increase our paying users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully. In addition, our ability to achieve and sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of live streaming services in Developed Asia.

        We may continue to incur losses in the near future due to our continued investments in technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

Our business is based on a relatively new business model in relatively new markets and user demand may change or decrease substantially.

        Many of the elements of our business are unique, evolving and relatively unproven. The markets for our products and services, especially our live streaming platform, are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon increased revenues from our interactive entertainment platform, as well as our ability to successfully monetize our user base and products and services, and we may not succeed in any of these respects.

        As the live video streaming industry in Taiwan and other parts of Developed Asia is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Furthermore, some of our current monetization methods are in a relatively initial stage. For example, if we fail to properly manage the supply and timing of our virtual items and the appropriate price points for these products and services, our users may be less likely to purchase virtual items from us. We consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. We cannot assure you that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

We may fail to effectively manage our growth and control our costs and expenses.

        We have experienced rapid growth in our business operations and expansion of our platforms since our inception in July 2015, which places significant demands on our management, operational and financial resources. We had approximately 1.7 million active users across all our platforms in December 2017, increased from approximately 1.4 million in December 2016, which represents the combined active users of Paktor and Machipopo. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented artists from other companies, which include both publicly traded and privately held companies, and we may not be able to retain existing artists or hire new artists quickly enough to meet our needs and support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires or renew our contracts with existing artists at reasonable terms, our efficiency and ability to meet our forecasts, as well as our employee morale, productivity and retention levels, could all suffer, and our business and operating results could be adversely affected.

        We expect our costs and expenses to continue to increase in the future as we broaden our user base, increase user engagement, and develop and implement new features and services that require more complexity. In addition, our cost and expenses, such as our research and development expenses, selling expenses and general and administrative expenses, have grown rapidly as we expanded our business. Historically, our costs have increased each year, and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues through our monetization strategies and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our historical growth rates may not be indicative of our future growth, and we may be unable to manage our growth and the increased complexity of our business or fail to implement our business strategies effectively.

        We have a limited operating history upon which to evaluate the viability and sustainability of our businesses. Our history of operating our businesses together is relatively short, as our live streaming and online dating businesses were launched in 2015 and 2014, respectively, and were combined in one group in March 2017. As all of our businesses are complex and expanding rapidly, our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early stage companies operating in the fast-evolving digital media industry. Some of these risks and uncertainties relate to our ability to:

  •
  retain existing users, attract new users, increase paying user ratio and increase user engagement and monetization;

  •
  increase the number of talented artists and attract and retain personnel;

  •
  maintain growth rates across our platforms in multiple markets;

  •
  maintain and expand our network of domestic, regional and global industry value chain partners;

  •
  upgrade our technology and infrastructure to support increased traffic and expanded offerings of content and services;

  •
  anticipate and adapt to changing user preferences;

  •
  implement our strategy to expand our offerings on our e-commerce platform;

  •
  conduct cost-effective marketing campaigns to increase the awareness and attractiveness of our brands;

  •
  adapt to competitive market conditions; and

  •
  maintain adequate control of our expenses.

        If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to retain existing users or add new users, or our users may decrease their level of engagement with us.

        The size of our user base and the level of our user engagement are critical to our success. We had approximately 1.7 million active users across all our platforms in December 2017, increased from approximately 1.4 million in December 2016, which represents the combined active users of Paktor and Machipopo. Growing our user base and increasing the overall level of user engagement on our live streaming platform are critical to our business. If our user growth rate slows down, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. For instance, if our 17 Media mobile application does not provide our users with the entertainment they seek, we may not be able to retain or attract users or increase the frequency or depth of their engagement. A number of online entertainment and communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

  •
  we are unable to attract new users to our platforms or retain existing ones;

  •
  we fail to introduce new and improved services, or services we introduced are not favorably received by users;

  •
  we are unable to combat inappropriate or abusive use of our platforms, which may lead to negative public perception of us and our brands;

  •
  information technology issue or other technical problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

  •
  we suffer from negative publicity, fail to maintain our brands or if our reputation is damaged;

  •
  we fail to address user concerns related to privacy and communication, safety, security or other factors; and

  •
  there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies.

        If we are unable to grow our user base or enhance user engagement, our platforms will become less attractive to our users, which would have a material and adverse impact on our business and operating results.

Artist and user misconduct and misuse of our platform and inappropriate and indecent information disseminated on our platforms may adversely impact our brand image, affect our business and subject us to liabilities.

        Because we do not require real-name registration by our artists and users and because we do not have full control over how and what artists and users will use our applications to communicate, our applications may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which inappropriate or indecent content could be posted and fraudulent or illegal activities may be conducted. Both our monitoring team and artists are allowed to block those spam accounts appearing in the live streaming rooms. However, we are exposed to risks of inappropriate or indecent content on our live streaming applications or dating applications. We have had incidents of inappropriate or indecent content detected on our live streaming and dating application in the past, which have in some cases generated negative publicity about our brands and platforms. As a result, our 17 Media and Down applications have each been previously removed from Apple App Store and/or Google Play for approximately two months in October and November 2015 and three months from May to August 2013, respectively. We immediately took corrective action and have not been removed from either of these distribution platforms since then. In addition, we have experienced and may continue to experience abuse of the popularity indicators on our live streaming platform by artists who either secretly fund their fans' gift-giving or give gifts to themselves via separate accounts to falsely increase their popularity. Such abuse of system and any perception thereof may harm the credibility of the popularity indicators and ultimately the reputation of our platform.

        We have made substantial investments in resources, such as a dedicated team aided by proprietary software and technology, Sky Eye, to monitor content that artists and users post on our live streaming platform and the way in which our artists and users engage with each other through our live streaming platform. However, such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behaviors of our users, to the extent such behaviors are associated with our platforms, our ability to protect our brand image and reputation may be limited. For example, our artists may abuse our platforms and get involved into troubles with our users offline. Our business and the public perception of our brands may be materially and adversely affected by misuse of our platforms.

        If any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil or criminal lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platforms or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with relevant laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. Therefore, we may be subject to investigations or subsequent penalties if content on our live streaming application is deemed to be illegal or inappropriate under relevant laws and regulations. As a result, our business may suffer and our reputation, user base, revenues and profitability may be materially and adversely affected.

We are in the early stages of monetization and cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profit.

        Our monetization model is new and evolving. We generate revenues through live streaming platform, dating services and other services, which accounted for approximately 91.4%, 8.1% and 0.5%, respectively, of our net revenues in 2017 on a consolidated pro forma basis. We generate revenues from selling virtual points, which can be exchanged for various virtual items on our live streaming platform, offering subscriptions to our dating services and providing advertising services on our platforms and are currently exploring additional monetization channels. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches for monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

A limited number of users on our live streaming platform contribute to a significant portion of our revenues, and we may lose these users.

        We have a large and growing base of users. However, only a limited number of users contribute a significant portion of our revenues. If we lose any of these users, or if revenues generated from a significant user group are substantially reduced due to, for example, increased competition, any deterioration in user relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. We will continue to try to diversify our revenue from different users and do not expect to continue generating a significant portion of our revenue from a limited number of users. We cannot assure you that we will successfully diversify and enlarge our paying user base.

We may not be able to successfully maintain and increase the number of our paying users and VIP users.

        We primarily generate revenue from paying users, artists, e-commerce vendors and advertisers. Our future growth depends on our ability to increase the number of our paying users, artists, e-commerce vendors and advertisers, as well as increase the average amount of revenue we receive per paying user, artists, e-commerce vendors and advertisers. Paying users include users that view our live streaming business and pay for virtual points that they can use to buy virtual items to gift to our artists. We receive a percentage of the value of the virtual gifts received by artists on our live streaming platform. However, we cannot assure you that we will be able to retain our paying users, artists and advertisers, nor can we assure you that we will be able to successfully compete with current and new competitors on obtaining other paying users. Our efforts to provide greater incentives for our users to purchase virtual points to become a VIP member may not continue to succeed. Our VIP members and other paying users may discontinue their memberships or other spending on our services because we no longer serve their needs, the quality of our content and services deteriorates, or the users are attracted to other live streaming platform because of a shift in their interests and preferences. If we cannot successfully maintain or increase the number of our VIP members and other paying users, our business, results of operations and prospects will be adversely affected.

A limited number of popular artists can have a material impact on our live streaming revenues.

        A majority of our revenues are from live streaming. In 2017, revenues from live streaming constituted 91.4% of our total net revenue on a consolidated pro forma basis. We expect that our business will continue to be dependent on revenues from live streaming in the future, making us particularly susceptible to changes in our ability to generate revenues from the live streaming business. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

        We have a diverse and large base of artists, but a small number of artists can have a material impact on the popularity of our live streaming platform and our live streaming revenues. As such, the loss or decrease in popularity of these artists could negatively affect their ability to facilitate user engagement and spending and lead to a loss of our live streaming revenue, which may materially and adversely affect our results of operations. Moreover, any negative publicity of our artists, even if it is personal and has nothing to do with our platform, will have an adverse impact to the reputation of our brands, and could bring serious threat to our platform and business.

Contractual disputes with our artists and agents could be costly and time-consuming and may harm our reputation and subject us to contractual liabilities.

        Artists are the content producers of our live streaming platform, and the talent of our artists is one of the key features that sets us apart from our competitors. We sign streamer contracts with artists which are negotiated on an individual basis. The contractual terms between us and our artists vary from one to two years depending on factors such as the popularity, track-record, talent and profession and revenue-generating potential of the artist. Some of our contracted artists are on fixed salaries while others share with us a certain percentage of the revenue that they generate. Moreover, substantially all of our contracted artists are bound by exclusivity clauses and such exclusivity may lead to disputes with our artists. In general, in our negotiations and contracts with artists, we seek ownership of high quality original content across multiple media formats. Nevertheless, there may be contractual disputes involving artists, entertainment companies that they have signed with and us about the intellectual property ownership of content. In addition, popular artists may ask for more favorable, or even unreasonable terms, when renewing a contract with us. Any such disputes between us and our artists, and, from time to time, other entertainment companies that they sign with, may not only involve lengthy and costly negotiations and litigations, but may also be detrimental to the quality of the content produced by our artists, deter other artists from signing or continuing to work with us, decrease user engagement on our entertainment platform and otherwise adversely affect our business, financial condition and results of operations.

Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business. We may fail to compete effectively, and we may lose users and advertisers and become less effective in engaging platform partners.

        We face competition in several major aspects of our business, particularly from companies that provide live streaming and online dating services. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users, advertisers and platform partners. In addition, competitors in some areas of our business may have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide live streaming, online dating and other products and services, and thereby increase their respective market shares. We may also face potential competition from global or regional live streaming service providers that seek to enter the Developed Asia market, whether independently or through the formation of alliances with, or acquisition of, internet companies in Developed Asia.

        We operate in multiple markets, in particular, Developed Asia. Our competitors across these markets primarily include YY, Bigo Live, UpLive and MeMe Live. In addition, there are a number of single market players that we compete with in each individual market, such as AfreecaTV in South Korea and Showroom in Japan.

        If we are not able to effectively compete in any of our lines of business, our overall user base and level of user engagement may decrease, which could reduce our paying users or advertisers or make us less effective in engaging platform partners. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users, advertisers and platform partners. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management's attention.

        Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations, such as sending virus-like programs to attack elements of our platforms. Some competitors may also make their applications incompatible with ours, effectively requiring users to either stop using our competitors' products or uninstall our products, leading to a reduction in our number of users. Such actions may reduce our market share, negatively affect our brands and reputation, and materially and adversely affect our business, financial condition and results of operations.

Our artist agents may not work in an effective manner as we expect and if we fail to detect fraud or other misconduct by our agents, it could harm our reputation with contracted artists.

        We rely on our agents to identify and bring to our platform talented artists. We also rely on them to train our artists to produce PUGC. However, our agents may not be able to do so in an efficient and effective manner, which could result in artist and user complaints as well as serious harm to our brands and reputation. In addition, we are exposed to the risk of fraud or other misconduct by our agents. For example, in some instances, our agents might convey false or misleading messages to our contracted artists. Although we have not received any complaints from artists against our agents, we cannot assure that we will not incur liability for misrepresentation or fraud in the future. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit.

We are a combined company and we may not be able to achieve the expected strategic benefits and synergies.

        We are a combined company of Machipopo and Paktor. Before we acquired Machipopo in March 2017, we made capital investments in strategic investments, acquisitions and partnerships to complement our organic business expansion. For example, we acquired three mobile dating applications, including Goodnight in July 2016 and Down in August 2016. These acquisitions and investments required a significant amount of capital, which decreased the amount of cash available for working capital or capital expenditures. If these investments and acquisitions do not perform as well or are not as profitable as we expect, do not bring about the synergies to our business that we anticipate, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. Moreover, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

        In the future, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. However, we may fail to select appropriate acquisition targets, negotiate acceptable arrangements (including arrangements to finance acquisitions) or integrate the acquired businesses and their personnel into our own. In addition, strategic partnerships could subject us to a number of risks, including risks associated with sharing proprietary information and non-performance by third parties. Furthermore, even if we identified a target, there can be no assurance that we can complete the acquisition. Such failed attempt may impede our future expansion plan and result in waste of our resources. We may not be able to monitor or control the actions of our strategic partners and, to the extent any such strategic partner suffers negative publicity or harm to its reputation from events relating to its own business, we may also suffer negative publicity or harm to our reputation by association.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and we may lose their services.

        We depend on the continued contributions of our senior management, especially the executive officers listed in the "Management" section of this prospectus, and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could materially harm our business. Competition for talent in Taiwan and other parts of Developed Asia is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

If our artists and platform partners do not continue to contribute content or their contributions are not appreciated by users, we may experience a decline in the number of active users and a decline in user engagement.

        Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content generated by our artists and other content providers. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on 17 Media, and that access to rich content is one of the main reasons users visit 17 Media. We seek to foster a broader and more engaged user community, and we encourage influencers, such as celebrities and other public figures, media outlets and organizations with media rights to use our platform to express their views and share interesting, high quality content. If artists and other content providers do not continue to contribute content to 17 Media due to policy changes, their use of alternative communication channels or any other reasons, and we are unable to provide users with interesting, useful and timely content, our user base and user engagement may decline. If we experience a decline in the number of users or the level of user engagement, users may spend less on our platform and customers may not view our products and services as attractive for their advertising and marketing expenditures and may reduce their spending with us, which would materially harm our business and operating results.

We have a limited operating history in markets outside Taiwan. We may fail to meet the challenges presented by our increasing international operations.

        Our business has continued to expand outside Taiwan, our home market. For example, since we expanded into the Japanese market in August 2017, we have grown rapidly to become the second largest live streaming platform in Japan in terms of revenue in the fourth quarter of 2017, according to Frost & Sullivan. In December 2017, approximately 55.4% of MAUs on our live streaming application were from overseas markets, including Japan, Hong Kong, Singapore and certain other developed Asian markets, while the remainder were from Taiwan. Revenues from our live streaming business outside Taiwan accounted for 12.2% of our total revenues on a pro forma consolidated basis in 2017. We expect to continue our global expansion as a key growth strategy, which exposes us to a number of risks, including:

  •
  challenges in formulating effective local sales and marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

  •
  challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;

  •
  local competition;

  •
  challenges in meeting local advertiser demands as well as online marketing practices and conventions;

  •
  differences in user and advertiser reception and perception of our applications internationally;

  •
  challenges in building direct sales operations, especially in developed markets;

  •
  fluctuations in currency exchange rates;

  •
  compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements;

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  exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment; and

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  increased costs associated with doing business in foreign jurisdictions.

        Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our increasingly globalized operations.

Our business is dependent on the strength and market perception of our brands.

        We market our live streaming services under "17 Media" and our online dating services under "Paktor," "Goodnight" and "Down." Our business and financial performance are highly dependent on the strength and the market perception of our brands and services. Well-recognized brands are critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new artists, mobile users, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

        In addition, people may not understand the value of our live streaming application, and there may be a misperception that our online dating applications are used solely as a tool to randomly meet or date strangers. Convincing potential new users of the value of our services is critical to increasing the number of our users and to the success of our business.

Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict.

        We are subject to seasonality and other fluctuations in our business. Our revenue is also largely affected by our promotional and marketing activities, such as competitions and events, and our revenue may increase as a result of these activities. We may also introduce new promotions or change the timing of our promotions in ways that would further cause our quarterly results to fluctuate and differ from historical patterns. Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our rapid growth has masked certain fluctuations that might otherwise be apparent in our results of operations. When our growth stabilizes, the seasonality in our business may become more pronounced.

        Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our quarterly results include (i) fluctuations in overall consumer demand for live streaming services and online dating services during certain months and holidays; (ii) increases in sales and marketing and other operating expenses that we may incur to grow and expand our businesses; (iii) timing of promotional and marketing activities; and (iv) macro-economic conditions and their effect on discretionary consumer spending. Because of these and other factors, as well as the short operating history of some of our businesses, it is difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations included elsewhere in this prospectus as an indication of our future performance.

Negative publicity may harm our brands and reputation.

        Negative publicity involving us, our users, our artists, our management, our platform or our business model may materially and adversely harm our brands and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users and artists. There may be negative publicity about our company and the misuse of our services, which may adversely affect our brands, public image and reputation. In particular, any alleged abuse of our platforms to facilitate illegal activities such as money laundering may negatively impact our image. Such negative publicity, especially when it is directly addressed against us, may also require us engaging in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management's attention and may adversely impact our business and results of operations.

We may fail to keep up with technological developments and evolving user expectations, and we may fail to maintain or attract users or generate revenues.

        We operate in a market characterized by rapidly changing technologies, evolving industry standards, new product and service announcements, new generations of product enhancements and changing user expectations. Accordingly, our performance and the ability to further monetize the services on our platform will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually innovate in response to both evolving demands of the marketplace and competitive services. There may be occasions when we may not be as responsive as our competitors in adapting our services to changing industry standards and the needs of our users. Historically, new features may be introduced by another player in the industry, and if they are perceived as attractive to users, they are often quickly copied and improved upon by others.

        Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. For example, the market for mobile devices in Developed Asia is highly fragmented, and the lower resolution, functionality, operating system compatibility and memory currently associated with the various models of mobile devices in the Developed Asia marketplace may make the use of our services through these devices more difficult and impair the user experience. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to use our live streaming and online dating mobile applications. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and operating results.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations.

        We collect user profile, user location and other personal data from our users in order to better understand our users and their needs and to support our social interest graph engine and our big data analytical capabilities for more targeted services such as interest- or location-based user groups and mobile marketing services. Concerns about the collection, use, disclosure or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brands, each of which could cause us to lose users and have an adverse effect on our business and operating results.

        Any actual or perceived systems failure or compromise of our security that results in the unauthorized access to or release of the data or chat history of our users could significantly reduce our users' willingness to use our services, as well as harm our reputation and brands. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

        Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and third-party infringements of our intellectual property rights may adversely affect our business.

        We rely on a combination of copyright and trademark laws and restrictions on disclosure to protect our intellectual property rights. See also "Business—Intellectual Property." Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

        There have been instances where third parties have cloned and launched counterfeits of our live streaming and online dating mobile applications on app stores or internet forums. Some of these counterfeits, once installed inadvertently by mobile users, were reported to automatically download and install other applications to these users' mobile phones, charging them various fees. These counterfeits may mislead mobile users and negatively affect their perception of our application. Moreover, we may have to expend resources in connection with any legal actions that we take to curb these counterfeiting activities in order to protect our intellectual property rights, user experience and brand perception.

User growth and engagement depend upon our use of mobile technology, operating systems, networks, devices and standards that we do not control.

        We make our services available across a variety of mobile operating systems and devices. We are dependent on operating our services on popular mobile devices and using mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

If we or our users experience disruptions in mobile telecommunications or internet services or if mobile telecommunications and internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers.

        We depend on the ability of our users and advertisers to access mobile telecommunications services and the internet. Currently, this access is provided by companies that have significant market power in the mobile, broadband and internet access marketplaces, including incumbent mobile telecommunications companies, telephone companies, cable companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of mobile devices or the internet or disruption of our services in important markets for any political or other non-technical reasons could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our business, financial condition and results of operations. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As mobile devices and the internet continue to experience growth in the number of users, frequency of use and amount of data transmitted, the mobile telecommunications and internet infrastructure that we and our users rely on may be unable to support the demands placed upon them. The failure of the operations of mobile telecommunications or internet infrastructure services that we or our users rely on, even for a short period of time, could undermine our operations, and our business, financial condition and results of operations could be adversely affected.

Major mobile application distribution channels may change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us.

        We rely on third-party mobile application distribution channels such as Google Play and iOS App Store to distribute most of our mobile applications to users. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms' standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Google Play, iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure and users may curtail or stop using our products.

        Our products and services involve the storage and transmission of users' information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, including hacking into our user accounts and redirecting our user traffic to other websites, and we have been able to rectify attacks without significant impact to our operations in the past. Functions that facilitate interactivity with other websites could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users' data or accounts, or may otherwise obtain access to such data or accounts. Since our users may use their 17 Media, Paktor and Goodnight accounts to establish and maintain online identities, unauthorized communications from such accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business and operating results. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

System failure, interruptions and downtime can result in adverse publicity for our products and services and result in net revenue losses, a decrease in the number of our active users.

        Although we seek to reduce the possibility of disruptions or other outages, our services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. Parts of our system are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative forms of online social interactions.

        Our servers that process user payments experience some downtime on a regular basis, which may negatively affect our brands and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our payment systems could result in an immediate, and possibly substantial, loss of revenues.

        We use a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. Internet data centers in Developed Asia are generally owned by telecommunication service providers with their own broadband networks and are leased to various customers through third party agents. These third party agents negotiate the terms of the leases, enter into lease agreements with end customers, handle customer interactions and manage the data centers on behalf of the data center owners. With the expansion of our business, we may be required to purchase more bandwidth and upgrade our technology and infrastructure to keep up with the increasing traffic on our websites and increasing user levels on our platform overall. We cannot assure you that the telecommunications providers whose networks we lease or the third party agents that operate our data centers would be able to accommodate all of our requests for more bandwidth or upgraded infrastructure or network, that they will accommodate our requests under a term favorable to us, or that the internet infrastructure and the fixed telecommunications networks in Developed Asia will be able to support the demands associated with the continued growth in our internet usage.

        We have limited control over the prices of the services provided by telecommunication service providers and may have limited access to alternative networks or services. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business as well as financial conditions may be harmed.

Part of our revenues are recognized on a deferred basis, and we cannot be certain when such revenues will be recognized in our financial statements.

        Changes in cash flow generated from our businesses may not always match our revenue trends due to our revenue recognition policy, under which proceeds from our sales of virtual items are booked as deferred revenue and such revenue is recognized only when the virtual points that we sell to our users are used to purchase virtual gifts on our platform.

        Since we do not know in advance precisely when our users will convert their virtual points into virtual gifts on our platform, it is difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations [included elsewhere in this prospectus] as an indication of our future performance. Moreover, a decline in our sales of virtual items in any one quarter may not be immediately reflected in our revenue results for that quarter. Such a decline, however, will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect the changes in revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our virtual items, and potential changes in the number of our active paying users may not be fully reflected in our results of operations until future periods. Our revenue recognition policy also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from our paying users must be recognized when our paying users use their virtual points to purchase virtual gifts, which may occur in subsequent periods.

The security of the operations of, and fees charged by, third party online payment platforms may have material and adverse effects on our business.

        In all transactions conducted over online payment platforms, the secure transmission of confidential information, such as customers' credit card numbers and personal information, over public networks is essential to maintaining consumer confidence.

        We do not have control over the security measures of our third party online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our IVAS, which may have an adverse effect on our business.

        If any of these payment systems decides to significantly increase the percentage they charge us for using their payment systems for our virtual items and other services and if we cannot find any alternative payment systems, our results of operations may be materially and adversely affected.

We may not be able to successfully halt the operations of "copycat" platforms that may misappropriate our data in the future. Those platforms may also lure away some of our users or advertisers or reduce our market share.

        "Copycat" platforms or client applications have previously misappropriated data on our platform, implanted Trojan viruses in users' mobile devices to steal user data from us and attempted to imitate our brands or the functionality of our platform. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

Claim, allegations, lawsuits, government investigations and other proceedings against us, our management or our artists may harm our reputation and have a material and adverse impact on our business and results of operations.

        We have been, and may become, subject to claims, allegations or lawsuits, including class actions and individual lawsuits, government investigations, and other proceedings brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities relating to intellectual property, consumer protection, privacy, labor and employment, unfair competition, securities, tax, marketing and communications practices, commercial disputes, breach of contract or other matters. Any such allegations or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, in August 2017, Heat Wave Media, which operates another live streaming application, UP Live, initiated a lawsuit against us in the Taipei District Court of Taiwan, alleging that we engaged in unfair trade practices by poaching artists from its live streaming platform and sought compensation for damages amounting to approximately US$0.7 million. We intend to vigorously defend against this lawsuit. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management's attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business and results of operations.

        In addition, although allegations or lawsuits against our artists will not subject us to liability or compensation, they may otherwise generate negative publicity that significantly harms our reputation, which may in turn materially and adversely affect our user base and our ability to attract customers.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other laws and regulations.

        We are subject to anti-corruption, anti-money laundering, anti-bribery and other relevant laws and regulations in the markets we operate. Although we perform compliance processes and maintain internal control systems, we may be subject to investigations and proceedings by government authorities for alleged infringements of these laws if our processes or systems are not conducted or operating properly. These proceedings may result in fines or other liabilities and could have a material adverse effect on our reputation, business, financial conditions and result of operations. If any of our subsidiaries, employees or other persons engage in fraudulent, corrupt or other unfair business practices or otherwise violate applicable laws, regulations or internal controls, we could become subject to one or more enforcement actions or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and result of operations.

        In addition, we currently engage third party online payment platforms to process payment for virtual gifts and VIP subscription fees for us. These third party online payment platforms are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations in jurisdictions where we operate our business, including Taiwan, Singapore, Japan and Hong Kong. All of these laws and regulations require online payment platforms to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. In Taiwan, pursuant to the Directions Governing the Internal Control Systems of Anti-Money Laundering and Countering Terrorism Financing of the Banking Sector, Electronic Payment Institutions and Electronic Stored-value Card Issuing Institutions, online payment platforms are required to establish anti-money laundering internal control systems, which must include internal control procedures to prevent money laundering and counter terrorism financing, and file the details of such systems with the competent regulatory authority. If a third party online payment platform fails to perform its anti-money laundering obligations, it may be subject to administrative fines in accordance with the relevant regulations and/or suspension or rescission of its license. If any of our third party online payment platforms fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with PRC regulations regarding foreign exchange and enterprise income tax and value added tax may subject us to fines and other legal or administrative sanctions.

        We mainly operate our business in Taiwan, Singapore, Japan and Hong Kong. Although we do not market or make our applications available for download from any app store in the PRC, some individuals located in the PRC have been able to download our applications through the APK file on our website or while travelling outside of China. We generated revenue of US$3.3 million from users located in the PRC in 2017 and continued to collect minimal amounts in 2018. As we have not established a regular office or company bank account in the PRC, our PRC users were not able to make payments directly to us and instead made payments in Renminbi to a PRC individual not employed by us during 2017, and to one of our employees in 2018. Each of these individuals in turn transferred the fees either to our vendors or employee located in the PRC to offset payables, or to our bank accounts outside of the PRC, after deducting an agreed commission. Such business activities may subject us to various PRC regulatory requirements, such as licenses, approvals and permits. In particular, under PRC regulations, certain foreign exchange activities can only be conducted by qualified financial institutions. If we were found to be in violation of such regulations, we may be subject to fines or other penalties. In addition, if the PRC tax authorities determine that we provided services in the PRC, given the cross-border nature of the internet and because certain buyers of our services are located in the PRC, we may be subject to enterprise income tax or value added tax. The PRC tax authorities may also impose late payment fees and other penalties on us for currently unpaid taxes. If we become subject to penalties or liabilities because of our actions in the PRC, our business, reputation, results of operations, financial condition and prospects could be adversely affected.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

        The numbers of daily and monthly active users of our various applications are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our registered users and active users, because it may not always be possible to identify people that have set up more than one account. In reality, one user may register multiple accounts. While the main use of registered users and active users for us is to gauge how widely known our applications are, the calculations of our registered users and active users may not accurately reflect the actual number of people using our applications.

        Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers may be less willing to allocate their resources or spending to our platform, which could negatively affect our business and operating results.

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on acceptable terms when required, or at all.

        From time to time, we may need additional financing to operate or grow our business. In the past, we have relied on financing to operate our business. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation and growth of our business could be significantly impaired and our operating results may be adversely affected.

We have granted, and expect to continue to grant, share options and restricted share units under our share incentive plans, which may result in increased share-based compensation expenses.

        We adopted a share incentive plan in June 2017 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We believe the granting of share options and restricted share units is of significant importance to our ability to attract and retain our employees, and we will continue to grant share options and restricted share units to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies, including insufficient control measures over cash transaction. The two identified material weaknesses arose from (a) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC reporting requirements as well as lack of formalized accounting policies and financial reporting controls and procedures to address complex accounting issues and to facilitate preparation of consolidated IFRS financial statements; and (b) not maintaining effective controls in certain information technology environment including: (i) lack of segregation of duties in the IT department in terms of system administrator or "super user" access rights, (ii) lack of track records or log on system activities for access to system program and data, and (iii) not maintaining effective control on defining and assigning individual's rights to access systems, programs or transaction raw data. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures to remedy these weaknesses. For details of these remedies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

        Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have no business insurance coverage.

        Our business insurance is limited and we do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

        We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. As of December 31, 2017, the total amount of our intangible assets was US$86.6 million.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by downturns in the global or the economies of Developed Asia.

        Economic conditions in Developed Asia are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of The United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes.

        Any severe or prolonged slowdown in the global or the economies of Developed Asia may materially and adversely affect our business, results of operations and financial condition. We derived approximately 91.4% of our net revenues in 2017 on a pro forma consolidated basis from our live streaming platform. The online entertainment industries may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in Developed Asia. A prolonged slowdown in the economies of Developed Asia may lead to a reduced amount of online advertising, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

        In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs. The weakness in the economy could erode investors' confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of economies of Developed Asia may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of the economies of Developed Asia.

Risks Related to Doing Business in Taiwan and Developed Asia

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the People's Republic of China that could negatively affect the value of your investment.

        Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that there is only one China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between them have on occasion depressed the market prices of the securities of companies in Taiwan. Relations between Taiwan and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Our business is subject to complex and evolving laws and regulations in various jurisdictions. These laws, regulations and actions are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or advertising engagement, restricted access to our services or otherwise harm our business.

        We are subject to a variety of laws and regulations in Developed Asia that involve matters central to our business, including those relating to e-commerce, social networking, privacy and data protection, live streaming services, labor laws, intellectual property, virtual items, national security, computer security, content restrictions, protection of minors, youth welfare and rights, anti-money laundering, anti-corruption and anti-bribery, prevention of financing criminal activities and terrorism, electronic payment services regulations, currency control regulations, data protection, privacy, consumer protection, competition, telecommunications and product liability. See "Regulations" for more details. The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take and may subject us to additional laws, regulations, or other government scrutiny. In addition, certain laws and regulations, including those pertaining to data protection, privacy and competition, may be more restrictive than those in the United States.

        These foreign laws and regulations in Developed Asia, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from market to market and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

        We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive transnational data that is critical to our operations, including data relating to users or partners outside Taiwan, and those laws and regulations are uncertain and subject to change. The regulatory framework for privacy issues in the Asian region is currently in a state of flux and is likely to remain in such state for the foreseeable future. It is possible that obligations imposed under applicable laws may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to our users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could have an adverse effect on our business. Furthermore, if third parties with whom we work, such as individual customers or users, our service partners and content creation partners, or our third party service providers, violate applicable laws or our policies, such violations may put information at risk and could have an adverse effect on our reputation and business.

        Proposed or new legislation and regulations could also significantly affect our business. There currently are a number of proposals pending before foreign legislative and regulatory bodies. For example, the Singapore data protection regulator has proposed the imposition of a mandatory data breach notification regime. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

        These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

Uncertainties with respect to the legal system in certain markets in Developed Asia could adversely affect us.

        The legal systems in Developed Asia vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system, such as Taiwan, Korea and Japan, based on written statutes, and others are based on common law, such as Singapore and Hong Kong. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        Each jurisdiction in Developed Asia has enacted, and may enact or amend from time to time, laws and regulations governing the distribution of videos, media content, services, messages, applications, electronic documents and other content through the internet. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of local laws and regulations. If any of the information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

        It is possible that a number of laws and regulations may be adopted or construed to apply to us in Developed Asia and elsewhere that could restrict our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover virtual items offered on our live streaming application. Changes in current laws or regulations or the imposition of new laws and regulations in Developed Asia or elsewhere regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

It will be difficult to acquire jurisdiction and enforce liabilities against our assets based in some of Developed Asia.

        Substantially all of our assets are located in Developed Asia and all of our executive officers and present directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or executive officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under Federal securities laws. Moreover, management has been advised that Taiwan and other jurisdictions within Developed Asia where we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Pursuant to Taiwan Code of Civil Procedure, a foreign judgment needs to be recognized by a Taiwan court before being enforced, which renders its enforceability uncertain. Similarly, under the laws of Japan currently in effect, Japanese courts would recognize as a valid judgment any final judgment obtained in United States courts only if certain conditions are fulfilled, including that reciprocity of judgment recognition exists between Japan and the country of the relevant foreign court. Further, it is unclear if extradition treaties now in effect between the United States and some markets within Developed Asia, such as Singapore and Japan, would permit effective enforcement of criminal penalties of the Federal securities laws in those jurisdictions. Moreover, there is no extradition treaty between the United States and Taiwan, and an extradition relies solely on the cooperation between the governments.

We may be adversely affected by the complexity, uncertainties and changes in licensing and regulation of internet businesses.

        The governments of the countries where we operate our business tend to regulate the internet industry, including the licensing and permit requirements pertaining to companies in this industry. For example, Taiwan regulatory authorities have drafted and announced the Digital Communication Law (Draft) in November 2017 under which digital communication service providers, such as social media and mobile application operators, are required to disclose relevant information, including business details, terms and conditions of use, privacy policies, notification and complaint mechanism. Digital communication service providers are also obliged to establish a proper data security framework and content monitoring mechanism. If a provider fails to comply with these requirements leading to users' suffering from damages, it may be subject to compensation claims from users or investigations from government authorities. However, the interpretation and enforcement of these laws and regulations may involve significant uncertainty. As a result, it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations in certain circumstances.

        In addition, due to the increasing popularity and use of the internet and other online services, it is possible that additional laws and regulations may be adopted with respect to the internet or other online services covering issues such as user privacy, pricing, content, copyrights and distribution. The adoption of additional laws or regulations may decrease the growth of the internet or other online services, which could in turn decrease the demand for our products and services and increase our cost of doing business.

Certain areas of Developed Asia are susceptible to severe earthquakes and typhoons that could severely disrupt the normal operation of our business and adversely affect our earnings.

        Certain areas of Developed Asia are susceptible to earthquakes, typhoons, nuclear disasters and other disasters. For example, Taiwan was hit by Typhoon Nesat and Tropical Storm Haitang in 2017. In addition, Taiwan was struck by a 6.4-magnitude earthquake in February 2018. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. In the event of a major earthquake, typhoon or other natural disaster in countries where we operate our business, our business could be severely disrupted and our business and results of operations could be materially and adversely affected.

Fluctuations in foreign currency exchange rates in countries where we operate our business will affect our financial results, which we report in U.S. Dollars.

        We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in New Taiwan Dollars, Hong Kong Dollars, Singapore Dollars, Japanese Yen, and Korean Won, among other currencies. We incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate, including the jurisdictions described above. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is denominated in the currencies of the Developed Asia countries. Because fluctuations in the value of such currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

The ability of our subsidiaries and branches in Developed Asia to distribute dividends or transfer profits to us may be subject to restrictions under their respective laws.

        We are a holding company, and our subsidiaries are located throughout Developed Asia including Taiwan, Hong Kong, Japan and Singapore. Internal sources of funds to meet our cash needs include profits of our Taiwan branches and our dividends paid by our subsidiaries. The distribution of dividends to us from our subsidiaries and the transfer of cash from our Taiwan branches are subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in "Dividend Policy" in this prospectus. In addition, except for the limitations described in "Regulation," although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries and branches in Taiwan, Hong Kong, Japan and Singapore to distribute dividends and transfer profits to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Our VIE arrangements in Taiwan may be deemed to be invalid or unenforceable or not in compliance with Taiwan laws.

        We operate part of our agency, e-sports and advertising business through our Taiwan VIEs, including Unicorn Entertainment Ltd., Crazy Entertainment Ltd., Machi E-Sports Ltd. and 17 Production Ltd. In 2017, revenue from our Taiwan VIEs constituted 0.5% of our total revenues. We operate these businesses using VIEs while we are seeking approval of the Investment Commission of the Ministry of Economic Affairs of Taiwan to acquire these entities. We submitted our application in January 2018 and it is still pending.

        Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses. Some of the statutory categories currently listed in the corporate registration of our Taiwan VIEs are not within the Positive Listings. Those include (i) agents and managers for performing artists, entertainers, models, artists and writers, (ii) live performances, (iii) motion picture production, distribution, projection, photo-finishing and recording, cartoon production, broadcasting and television program production, distribution and broadcasting, television commercials and film special effects, and (iv) general advertising services. We do not believe, based on the advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. However, we cannot be certain that Taiwan authorities will not take a different view and make inquiries and take actions against us, nor can we anticipate the outcome of such inquiries or actions.

        We were advised by our Taiwan counsel, LCS & Partners, that (i) these Taiwan VIE structures are not in violation of Taiwan laws and regulations currently in effect, and (ii) the VIE contractual arrangements are valid, binding and enforceable and are not in violation of Taiwan laws and regulations currently in effect. However, should the validity or enforceability of these contractual arrangements be challenged by Taiwan authorities, part of our agency, e-sports and advertising business in Taiwan may be materially and adversely affected.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We intend to apply to list our ADSs on the [New York Stock Exchange] [NASDAQ Global Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Taiwan that have listed their securities in the United States. A number of Taiwanese companies or companies with business operations located mainly in Taiwan have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of those companies' securities after their offerings may affect the attitudes of investors toward companies with business operations located mainly in Taiwan listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new products, services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have        ordinary shares outstanding represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The ordinary shares outstanding after this offering will be available for sale in the form of ADSs upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$        per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

        A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position.

        Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs or ordinary shares on the [NAME OF EXCHANGE]. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

        If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See "Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company."

[Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.]

        [We have adopted amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. We anticipate that            will beneficially own            % of the aggregate voting power of our company immediately following the completion of this offering assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. In addition, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company with limited liability registered under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Taiwan. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Taiwan may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Taiwan, see "Enforceability of Civil Liabilities."

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange][NASDAQ Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the ordinary shares.

        As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

[The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.]

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The requirements of being a public company may strain our resources and divert management's attention.

        As a public company, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of the [New York Stock Exchange] [NASDAQ Global Market] as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        In some cases, you can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

  •
  our goals and strategies;

  •
  our ability to attract new users and talent to our platform;

  •
  our future business development, financial condition and results of operations;

  •
  the expected growth in, and market size of, the interactive entertainment platforms, including live streaming and online dating, and such industries in Taiwan, Hong Kong, Singapore and Japan, including segments within those industries;

  •
  expected changes in our revenue, costs or expenditures;

  •
  our ability to continue to source and offer new and attractive products and services;

  •
  our expectations regarding demand for and market acceptance of our brands, platforms and services;

  •
  our expectations regarding growth in our user base and level of user engagement;

  •
  our ability to attract, retain and monetize users;

  •
  our ability to continue to develop new technologies and/or upgrade our existing technologies;

  •
  our expectation regarding the use of proceeds from this offering;

  •
  growth of and trends of competition in our industry;

  •
  government policies and regulations relating to our industry; and

  •
  general economic and business conditions in the markets we have businesses.

        You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. See "Risk Factors—Risks Related to Our Business and Industry—We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business." Accordingly, you should not place undue reliance on such information.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 change in the assumed initial public offering price of US$            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, under these assumptions. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

        The primary purposes of this offering are to create a public market for our ordinary shares in the form of ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  US$             million for expansion of our business into Japan and other new markets;

  •
  US$             million for content development, including PGC and new content formats; and

  •
  the remainder for strategic merger and acquisition opportunities, though we have not identified any targets, as well as working capital and other general corporate purposes.

        The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

 DIVIDEND POLICY

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of profits, retained earnings and share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

        We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities incorporated in British Virgin Islands, Taiwan, Hong Kong and Singapore. Regulations in the jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us, including:

  •
  in Taiwan, the branch we established is not an independent entity and is not entitled to distribute dividends or make other distributions to us. However, it can still remit profits to us after making tax payments on its income from sources in Taiwan in accordance with the applicable foreign exchange control regulations. Under the applicable foreign exchange control regulations, the branch has to report remittances over NT$500,000 (US$16,869) through its bank to the Central Bank of the Republic of China (Taiwan). Moreover, it must provide the documents in support of the accuracy of its report for remittances over US$1 million or obtain approvals from the Central Bank of the Republic of China (Taiwan) for remittances whose annual aggregate amount exceeds US$50 million;

  •
  in Singapore, under Section 403 of the Companies Act of Singapore, or the Singapore Companies Act, a company incorporated in Singapore may not pay dividends except out of profits, and any profits of a company applied towards the purchase or acquisition of its own shares in accordance with sections 76B to 76G of the Singapore Companies Act and any gains derived by the company from the disposal of treasury shares shall not be payable as dividends. Payment of dividends must also be made in compliance with the constitution of the company.

  •
  in Japan, under the Companies Act of Japan, or the Japan Companies Act, payment of dividends is required to be authorized by resolution of a general meeting of shareholders. Also, the aggregate book value of dividends paid by the Japanese operating entity may not exceed a distributable amount calculated pursuant to the Japan Companies Act.

        See "Regulation—Taiwan—Regulations on Dividend Distributions," "Regulation—Singapore—Regulations on Dividend Distributions" and "Regulation—Japan—Regulations on Dividend Distributions and Proceeds of Sale."

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2017:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to (i) the automatic conversion of the issued and outstanding series A preference shares and series B preference shares into an aggregate of 98,810,046 ordinary shares at a one-to-one conversion ratio and on a pro forma basis immediately prior to the completion of this offering; and (ii) the issuance and sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2017
	Actual	Pro Forma
		(unaudited)
	(US$ thousands, except for share and per share data)
Total long-term borrowings	2,065	2,065

Preference share liabilities:
Series A preference shares (US$0.0001 par value, 100,000,000 shares authorized, 73,610,098 shares issued and outstanding on an actual basis, and none on a pro forma basis)	82,046	—
Series B preference shares (US$0.0001 par value, 100,000,000 shares authorized, 25,199,948 shares issued and outstanding on an actual basis, and none on a pro forma basis)	32,668	—

Total preference share liabilities	114,714,167	—

Shareholders' capital:
Share Capital—Ordinary shares (US$0.0001 par value; 300,000,000 shares authorized, 53,571,704 shares issued and outstanding on an actual basis and shares issued and outstanding on a pro forma basis)	5
Capital surplus(1)	30,518
Accumulated deficit	(46,913)
Other equity interest	(434)

Total equity(1)	(16,824)

Total capitalization(1)	2,586

(1)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of capital surplus, total equity and total capitalization by US$            million, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The discussion and table above exclude:

  •
  the exercise of any outstanding awards pursuant to our share incentive plan after December 31, 2017. See "Management—Share Incentive Plan" for details of these awards;

  •
  the issuance of up to 2,942,537 ordinary shares issuable upon conversion of outstanding warrants in the aggregate principal amount of US$3,775,000 after this offering. See "Description of Share Capital—History of Securities Issuance;" and

  •
  the issuance of up to        ordinary shares issuable upon conversion of outstanding convertible notes in the aggregate principal amount of US$18,500,000 after this offering at a conversion price of US$        . See "Description of Share Capital—History of Securities Issuances."

DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding shares.

        Net tangible book value represents the amount of our total consolidated tangible assets, which is the amount of our total consolidated assets excluding intangible assets, less consolidated liabilities. Our net tangible book value as of December 31, 2017 was a deficit of approximately US$103.5 million, or US$1.93 per ordinary share and US$            per ADS. We incurred the deficit primarily because under IFRS our outstanding preference shares are accounted for as a liability of US$114.7 million. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after December 31, 2017, other than to give effect to (i) the automatic conversion of our outstanding series A preference shares and series B preference shares into 98,810,046 ordinary shares at a one-to-one conversion ratio immediately upon the completion of this offering; and (ii) the issuance and sale of            ADSs in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters' option to purchase additional ADSs is not exercised, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been US$            per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share, or US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to investors purchasing ADSs in this offering. The pro forma as adjusted information discussed above is illustrative only. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price
Net tangible book value as of December 31, 2017	(1.93)
Pro forma net tangible book value after giving effect to (i) the automatic conversion of all of our outstanding series A preference shares and series B preference shares, and (ii) this offering
Increase in net tangible book value attributable to (i) the automatic conversion of all of our outstanding series A preference shares and series B preference shares, and (ii) this offering
Amount of dilution in net tangible book value to new investors in the offering

        A US$1.00 change in the assumed public offering price of US$            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value as described above by US$            million, the pro forma as adjusted net tangible book value per ordinary share and per ADS by US$            per ordinary share and by US$            per ADS, and the dilution per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between the existing shareholders as of December 31, 2017 and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share paid and per ADS at an assumed initial public offering price of US$            per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs which we [and the selling shareholders] granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price
				Amount in US$ thousands			per Ordinary Share
	Number	Percent			Percent			Per ADS
Existing shareholders			%			%
New investors			%			%
Total			%			%

		100.0%			100.0%

        The discussion and tables above excludes:

  •
  exercise of any outstanding awards pursuant to our share incentive plan after December 31, 2017. See "Management—Share Incentive Plan" for details of these awards;

  •
  the issuance of up to 2,942,537 ordinary shares issuable upon conversion of outstanding warrants in the aggregate principal amount of US$3,775,000 after this offering. See "Description of Share Capital—History of Securities Issuances;" and

  •
  the issuance of up to          ordinary shares issuable upon conversion of outstanding convertible notes in the aggregate principal amount of US$18,500,000 after this offering at a conversion price of US$          . See "Description of Share Capital—History of Securities Issuances."

        To the extent any of these awards are exercised or vested, there will be further dilution to new investors.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our executive officers, directors and shareholders, be subject to arbitration.

        Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

        We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Cayman Islands

        Walkers (Singapore) Limited Liability Partnership, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the securities laws of the United States or any state in the United States.

        Walkers (Singapore) Limited Liability Partnership has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is a judgment in personam rather than in rem, (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given or, subject to judicial discretion, a non-monetary judgment in personam, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty or an attempt by a foreign state to act in excess of its jurisdiction by enforcing sovereign acts of that state outside of its own territory, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman

Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Taiwan

        LCS & Partners, our counsel as to Taiwan law, has informed us that any final judgment obtained against us, our directors or executive officers, our Taiwan branches or Taiwan affiliated entities in any court other than the courts of Taiwan in respect of any legal suit or proceeding will be enforced by the courts of Taiwan without further review of the merits only if the court of Taiwan in which enforcement is sought is satisfied that: (i) the court rendering the judgment had jurisdiction over the subject matter according to the laws of Taiwan; (ii) the judgment and the legal procedures resulting in the judgment were not contrary to the public order or good morals of Taiwan; (iii) if the judgment was rendered by default by the court rendering the judgment, (a) we or such persons were duly served within a reasonable time in the jurisdiction of such court in accordance with the laws and regulations of such jurisdiction or (b) process was served on us or such persons with judicial assistance of Taiwan; and (iv) judgments of the courts of Taiwan would be recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis. Moreover, LCS & Partners has advised us that a party seeking to remit money in the process of enforcing a foreign judgment in Taiwan would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the remittance out of Taiwan of any amounts recovered in respect of such judgment denominated in a currency other than New Taiwan Dollars.

Singapore

        Rajah & Tann Singapore LLP, our counsel as to Singapore law, has informed us that in Singapore, a foreign judgment for a sum of money may be enforced in one of several ways, depending on where the foreign judgment is obtained. A foreign monetary judgment obtained in a competent court in the United States, including judgments relating to a violation of U.S. federal securities law, may form the basis for commencing an action in the Singapore courts to recover a debt if certain preconditions are met, including that the judgment is final and conclusive, based on the merits, not contrary to public policy, not obtained by fraud or in proceedings contrary to natural justice and the U.S. courts had jurisdiction to give that judgment. As such, assuming that the U.S. court had jurisdiction to hear and determine the original case and there are no grounds on which to impeach the judgment, the action in the Singapore courts may be successful without having to re-litigate the merits of the case.

        An investor may not be able to commence an original action against us or our directors or executive officers, or any person, before the Singapore courts to enforce, either directly or indirectly, a U.S. judgment which concerns foreign criminal, venue or public laws. If the action requires the Singapore courts to decide on liabilities (in particular, criminal liabilities) under U.S. federal securities law, the Singapore courts are likely to decline jurisdiction to hear the action. Each claim or relief sought in the U.S. proceedings would have to be reviewed to determine if it is civil or criminal in nature.

        In addition, whether an action may be commenced in a Singapore court depends on whether the Singapore court has jurisdiction. The Singapore courts will consider, among other considerations, whether the parties have agreed by a jurisdictional clause to submit to the Singapore courts or whether there are sufficient connecting factors (including factors such as the proper law of the contract or the place in which the tort occurred) which point to Singapore being the most appropriate forum.

        As such, Rajah & Tann Singapore LLP has advised us that there is uncertainty as to whether Singapore courts will entertain original actions predicated upon the securities laws of the United States or any state in the United States.

Japan

        Mori Hamada & Matsumoto, our counsel as to Japanese law, has informed us that any judgment obtained against us, our directors or executive officers, our Japan branches or Japan affiliated entities rendered by any court in any jurisdiction outside Japan is enforceable in Japan, only if the Japanese court in which enforcement is sought is satisfied that (i) the foreign judgment is final and binding; (ii) the jurisdiction of the relevant foreign court is recognized under Japanese laws, regulations, conventions or treaties; (iii) the losing party was properly served with a summons, or appeared and presented the merits of the case; (iv) the content of the foreign judgment and the court proceedings are not contrary to the public order of Japan; and (v) reciprocity of judgment recognition exists between Japan and the country of the relevant foreign court. The review by a Japanese court should be limited to the issue of whether the above requirements have been satisfied, not the appropriateness of the foreign judgment. With respect to requirement (iii), however, the Supreme Court of Japan has held that an order for punitive damages made by a foreign court is contrary to the public order of Japan.

 CORPORATE HISTORY AND STRUCTURE

Corporate History

        M17 Entertainment is an exempted company incorporated in the Cayman Islands with limited liability on February 28, 2017 as our holding company. M17 holds Machipopo, which operates our live streaming business, and Paktor, which operates our online dating business.

        We began our operations as Paktor, a private company limited by shares incorporated in Singapore on May 5, 2013. Paktor launched its online dating service platform, Paktor, in Singapore in May 2013, which expanded to Taiwan and South Korea markets in August 2015 and May 2016, respectively. Paktor acquired the dating applications Goodnight in July 2016 and Down in August 2016. Paktor serves our Taiwan, Singapore and South Korea markets, Goodnight serves our Taiwan market and Down serves our United States market. Paktor has created, operated and maintained its online dating services primarily through these platforms. Paktor has also offered offline matchmaking services in Singapore since May 2015 and in Taiwan since May 2015. In March 2017, under a share swap agreement, all the existing shareholders of Paktor exchanged their respective shares, including all of the ordinary and preference shares, for equivalent classes of our shares, and our company became the holding company of Paktor.

        Machipopo is a business company incorporated in the British Virgin Islands on July 15, 2015. Machipopo launched its live streaming platform, 17 Media, in Taiwan in July 2015, and, by the end of December 2017, expanded to cover much of Developed Asia, including Japan and Hong Kong. Machipopo launched 17 TV and 17 Music in Taiwan in July 2017. Machipopo launched its e-commerce platform, 17 Store, in Taiwan in November 2017. Machipopo has also offered offline TV programs and films in Taiwan since January 2016.

        In October 2016 and January 2017, under share purchase agreements, Paktor acquired 36.8% and 9.44% of the equity interest in Machipopo for consideration of US$10.0 million and US$2.6 million, respectively. In March 2017, under the same share swap agreement through which we combined with Paktor, we acquired all of the remaining interest of Machipopo by issuing equivalent classes of our shares to the remaining shareholders of Machipopo.

        After we combined with Paktor and acquired Machipopo, we have continued to operate our interactive entertainment platforms, including the live streaming business, through Machipopo, its subsidiaries, branches and VIEs, and the dating businesses through Paktor, its subsidiaries and branches.

Corporate Structure

        M17 Entertainment Limited is a holding company that does not have substantive operations. We conduct our interactive entertainment businesses in Developed Asia, including mainly Taiwan, Hong Kong, Singapore and Japan through our subsidiaries, branches and VIEs. Our interactive entertainment platform includes our live streaming application and PGC applications, 17 Media, 17 TV and 17 Music, which are operated by Machipopo and its subsidiaries, branches and VIEs. Our dating services include our main dating applications, Paktor, Goodnight and Down, as well as offline matchmaking services, which we operate through Paktor and its branches and subsidiaries.

        Our principal subsidiaries and branches consist of the following entities (in chronological order based on their dates of incorporation):

  •
  Paktor Pte. Ltd., our subsidiary established in Singapore on May 5, 2013, is a holding entity in our online and offline dating business in Singapore, Malaysia and Taiwan;

  •
  Gaigai Pte Ltd., our subsidiary established in Singapore on March 5, 2015, is an operating entity in our dating business in Singapore;

  •
  Paktor Pte. Ltd. Taiwan branch, our branch established in Taiwan on August 12, 2015, is an operating entity in our online and offline dating business in Taiwan;

  •
  Machipopo, Inc., our subsidiary established in British Virgin Islands on July 15, 2015, is a holding entity in our live streaming business in Developed Asia;

  •
  Machipopo, Inc. Taiwan branch, our branch established in Taiwan on October 1, 2015, is an operating entity in our live streaming business in Taiwan;

  •
  17 Media (H.K.) Limited., our subsidiary established in Hong Kong on November 23, 2015, is an operating entity in our live streaming business in Hong Kong;

  •
  Paktor MY Sbn Bhd, our subsidiary established in Malaysia on February 24, 2016, is an operating entity in our offline dating business in Malaysia; and

  •
  Down, Inc., our subsidiary established in USA on August 17, 2016, is an operating entity in our online dating business in USA.

        We currently collaborate with 17 Media Japan Inc., a company incorporated in Japan on June 9, 2017, and currently wholly owned by Hirofumi Ono, our business partner in Japan, to establish our presence and promote our business in Japan. We plan to acquire 17 Media Japan Inc. to accelerate our expansion in Japan.

        We are in the process of acquiring the equity interests of four entities that are currently our VIEs in Taiwan, which are currently beneficially owned by our chief executive officer, co-founder, an employee and a third party, in order to develop our agency, e-sports and advertising businesses further. We do not regard the businesses operated by these four VIEs as material to our operations.

        The chart below summarizes our corporate structure and identifies the principal subsidiaries and branches, as well as our VIEs in Taiwan, as of the date of this prospectus.

 SELECTED CONSOLIDATED FINANCIAL DATA AND KEY OPERATING DATA

        The following selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and selected consolidated financial position data as of December 31, 2016 and 2017 of our company, M17 Entertainment Limited, or M17, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

        The following summary consolidated statements of comprehensive income data for the year ended December 31, 2016 and for the three months ended March 31, 2017 and the summary consolidated financial position data as of December 31, 2016 and March 31, 2017 of Machipopo have been derived from the audited consolidated financial statements of Machipopo included elsewhere in this prospectus.

        The consolidated financial statements of M17 and Machipopo are prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board. Our historical results are not necessarily indicative of results expected for future periods. You should read this "Selected Consolidated Financial Data" section together with our consolidated financial statements and the related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus.

        The following tables also set forth the summary pro forma summary consolidated statement of comprehensive income for the year ended December 31, 2017 which reflects the effect of the acquisition of Machipopo by M17, which was completed in March 2017, as if such transaction had occurred on January 1, 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Unaudited Pro Forma Consolidated Financial Information" for more information. The pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The pro forma financial information does not purport to present what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,
			2017
	2016			Machipopo for the period from January 1, 2017 to March 31, 2017
	M17	Machipopo	M17		Pro forma
	(US$)
Net revenues	3,682,180	4,003,236	79,502,134	10,577,834	90,079,968
Cost of revenue	(967,449)	(7,005,558)	(65,504,191)	(9,219,555)	(75,610,477)

Gross profit	2,714,731	(3,002,322)	13,997,943	1,358,279	14,469,491

Operating expenses:
Selling expenses	(3,674,603)	(2,935,157)	(32,917,704)	(5,462,501)	(38,850,660)
General and administrative expenses	(2,005,825)	(2,241,078)	(10,021,745)	(1,004,106)	(11,117,623)
Research and development expenses	(1,876,483)	(2,093,821)	(7,498,434)	(786,334)	(8,284,768)

Total operating expenses	(7,556,911)	(7,270,056)	(50,437,883)	(7,252,941)	(58,253,051)

Operating loss	(4,842,180)	(10,272,378)	(36,439,940)	(5,894,662)	(43,783,560)

Non-operating income and expenses
Other income	—	—	128,280	—	128,280
Other gains and losses	(10,251,359)	(1,313,743)	17,029,245	(964,846)	(18,899,094)
Finance costs	(28,461)	—	(251,698)	—	(251,698)
Share of profit/(loss) of associates accounted for under equity method	(1,233,459)	—	(3,171,282)	—	—

Total non-operating income and expenses	(11,513,279)	(1,313,743)	13,734,545	(964,846)	(19,022,512)

Loss before income tax	(16,355,459)	(11,586,121)	(22,705,395)	(6,859,508)	(62,806,072)

Income tax (expenses) benefit	—	—	692,165	—	922,886

Loss for the year	(16,355,459)	(11,586,121)	(22,013,230)	(6,859,508)	(61,883,186)

Other comprehensive income
Other comprehensive income, before tax, exchange differences on translation	(201,965)	(2)	168,803	(4,840)	168,803

Other comprehensive income for the year, net of tax	(201,965)	(2)	168,803	(4,840)	168,803

Total comprehensive income for the year	(16,557,424)	(11,586,123)	(21,844,427)	(6,864,348)	(61,714,383)

Basic earnings per share
Total basic earnings per share	(0.78)	(0.11)	(0.46)	(0.07)	(1.11)

Diluted earnings per share
Total diluted earnings per share	(0.78)	(0.11)	(0.46)	(0.07)	(1.11)

Non-IFRS Financial Measures
EBITDA(1)	(4,705,476)	(9,445,736)	(31,074,021)	(5,685,026)
Adjusted EBITDA(1)	(4,292,780)	(8,718,182)	(29,181,467)	(5,554,551)

(1)
To see how we define and calculate EBITDA and adjusted EBITDA, a reconciliation between EBITDA and adjusted EBITDA and operating loss (the most directly comparable IFRS financial measure) and a discussion about the limitations of non-IFRS financial measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures."

	As of December 31, 2016	As of December 31, 2016	As of December 31, 2017	As of March 31, 2017
	M17	Machipopo	M17	Machipopo
	(US$)
Selected Consolidated Financial Position Data:
Total current assets	14,922,590	12,325,073	39,351,205	10,288,983
Cash and cash equivalents	9,399,455	2,420,599	24,397,827	1,818,830
Total non-current assets	9,823,885	1,006,114	88,355,903	1,005,999
Investments accounted for using equity method	8,766,541	—	—	—
Intangible assets	836,239	790,247	86,664,182	594,987
Total assets	24,746,475	13,331,187	127,707,108	11,294,982
Total current liabilities	19,907,696	3,738,842	26,260,401	8,601,339
Total non-current liabilities	27,453,837	10,811,753	118,270,556	11,794,424
Total liabilities	47,361,533	14,550,595	144,530,957	20,395,763
Total equity	22,615,058	1,219,408	16,823,849	9,100,781
Total liabilities and equity	24,746,475	13,331,187	127,707,108	11,294,982

Key Operating Data

        The following table presents our key operating data for the periods indicated:

	The month of December
	2016	2017
Selected Operating Data
Active users	1.4 million(1)	1.7 million
Live streaming paying users	10,748(2)	26,964
Live streaming average revenue per paying user (US$)	102.3(2)	347.3
Paying user ratio	1.2%(2)	2.6%
Contracted artists (as of December 31)	2,977(2)	5,414

(1)
Represents the combined active users of Paktor and Machipopo.

(2)
Represents the operating data of Machipopo.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

        The unaudited pro forma consolidated financial data for the year ended December 31, 2017 presented in this section is provided supplementally and includes adjustments to give effect to the acquisition of Machipopo, Inc., which was completed in March 2017, as if such transaction had occurred on January 1, 2017. See "—Unaudited Pro Forma Consolidated Financial Information" for a discussion of the adjustments made for the presentation of the pro forma consolidated financial information.

Overview

        We operate the largest live streaming platform by revenue in Developed Asia, with a market share of 15.5% in the fourth quarter of 2017, according to Frost & Sullivan. In our home market of Taiwan, we were ranked number one among all live streaming platforms in terms of revenue with a market share of 32.4% in the fourth quarter of 2017, approximately double that of our closest competitor. We have successfully extended our market leadership in Taiwan to other markets in Developed Asia with close cultural proximity to Chinese-speaking countries. According to Frost & Sullivan, in the fourth quarter of 2017, we were number one among all live streaming platforms in Hong Kong by revenue with a market share of 20.1%, and we were second among all live streaming platforms in Japan by revenue with a market share of 9.6%. We also operate popular dating applications, Paktor, Goodnight and Down. As of December 31, 2017, our interactive entertainment platform, which includes our live streaming platform and our dating service, had 46.3 million registered users. We had 1.7 million active users in December 2017, an increase from 1.4 million in December 2016, which represents the combined active users of Paktor and Machipopo.

        Our current structure is the result of a series of transactions that were completed in March 2017 between Machipopo, Inc., the entity that operates our live streaming business, and us, the successor of Paktor Pte. Ltd., the entity that operates our dating business. We have enjoyed significant growth since our current structure came into being. Machipopo generated live streaming revenues of US$4.0 million in 2016, and our live streaming revenues were US$71.8 million in 2017 or US$82.4 million in 2017 on a pro forma consolidated basis. Our live streaming revenues in 2017 on a pro forma consolidated basis represented a significant increase of over 20 times from that of Machipopo in 2016. M17 recorded negative EBITDA of US$4.7 million in 2016 while Machipopo recorded negative EBITDA of US$9.4 million in the same year, and we recorded negative EBITDA of US$31.1 million in 2017. M17 recorded negative adjusted EBITDA of US$4.3 million in 2016 while Machipopo recorded negative adjusted EBITDA of US$8.7 million in the same year, and we recorded negative adjusted EBITDA of US$29.2 million in 2017.

Factors Affecting Our Results of Operations

        Our business and operating results are affected by general factors affecting Developed Asia's interactive entertainment industry, which include:

  •
  overall economic growth in Developed Asia;

  •
  growth of the interactive entertainment market, especially the live streaming market; and

  •
  governmental policies and initiatives affecting the interactive entertainment industry and live streaming industry in the markets where we operate.

        While our business is influenced by general factors affecting the interactive entertainment industry in Developed Asia generally, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to attract and retain popular artists and enrich the quality of our content offerings

        Our users join and remain active on our platform in large part because of the talented and popular artists that live stream on 17 Media. We focus on establishing deep relationships with our talented artists by contracting with them and providing to them continuous training and development opportunities in order to ensure a stable and ever-growing supply of premium PUGC on our platform. In December 2017, we had 5,414 contracted artists, an increase of 81.9% from 2,977 that had contracted with Machipopo in December 2016. In December 2017, our contracted artists produced a total of 140,394 hours of PUGC, an increase of 326.0% from 32,958 hours produced by Machipopo's artists in December 2016. In addition, by leveraging our own production capabilities and strategic media partnerships, we offer high quality PGC across multiple media formats, including mobile and online, TV and film. We produced 598 hours of original PGC from June 2017, when we started offering PGC products, to December 2017.

        Artists are the content producers and the foundation of our thriving interactive entertainment platform. The growing supply of quality PGC and PUGC generated through our interactive entertainment platform maintains and enhances the attractiveness of our platforms to users and therefore drives the growth of our business. We actively seek to find opportunities to share the talents of our artists on other platforms and entertainment mediums, each of which serves both to enhance the individual brands of our artists and to provide a potential revenue channel for us. We will continue to invest in attracting and retaining popular artists, including popular models, singers and celebrities through cooperating with talent agencies.

Our ability to effectively monetize our interactive entertainment platform

        Our revenues and results of operations are directly affected by our ability to monetize our interactive entertainment platform, including our ability to convert more of our growing user base into paying users and increase the spending of our paying users on our platform. We monetize our platform through selling virtual points, which can be exchanged for various virtual items on our live streaming platform, by offering subscriptions to our dating services, providing advertising services on our platform and are exploring additional monetization channels.

        Our live streaming revenues accounted for 90.3% of our total net revenues in 2017 and 91.4% of our total net revenues in 2017 on a pro forma consolidated basis. Our live streaming revenues are driven primarily by the number of paying users on our live streaming platform, which has grown steadily since our inception. 17 Media, our live streaming platform, had a total of 26,964 paying users in December 2017, compared to 10,748 for Machipopo in December 2016, and the paying user ratio on our live streaming platform has increased to 2.6% from 1.2% in the same respective periods. We have organized a variety of innovative online competitions and offline events with different themes to incentivize users to increase their spending on our platform. 17 Media's average revenue per paying user per month increased to US$347.3 in December 2017 from US$102.3 for Machipopo in December 2016. We plan to adopt more creative designs for virtual items and promote more attractive reward systems and privileges to further incentivize users to purchase on our live streaming platform.

Our ability to attract and grow our user base and enhance user engagement

        We have a large and highly engaged user base and have experienced rapid user growth since our inception. We had 1.7 million active users in December 2017 across all our platforms, an increase from 1.4 million in December 2016, which represents the combined active users of Paktor and Machipopo, and average daily time spent on our live streaming platform by all users has increased from 19.0 minutes for Machipopo in December 2016 to 35.5 minutes in December 2017. Leveraging our diversified interactive entertainment content portfolio and a variety of online competitions and offline events, we are able to attract and retain more users and stimulate our users to participate actively on our platform. In particular, we capitalize on our scale and leading market position in Taiwan to attract more users, while in Japan we host a variety of advertising and marketing campaigns to grow our user base. Our continued success in Taiwan and Japan is critical to achieving our continued success.

        User base growth and increased user engagement are driven primarily by our marketing efforts to promote and enhance our brands as well as our growing supply of popular UGC and PUGC and other entertainment content streamed on our platform, the popularity of our artists, and continuous improvement in user experience. During 2017, we incurred selling expenses of US$32.9 million or US$38.9 million on a pro forma consolidated basis and plan to continue to invest in our marketing efforts in order to further grow our user base.

Our ability to manage our costs and expenses

        Our ability to manage and control our costs and expenses is critical to the success of our business. Key components of our costs and expenses are revenue sharing fees and live streaming costs, channel costs, server and bandwidth costs and program production costs. Revenue sharing fees and live streaming costs consist primarily of payments to artists in accordance with the streamer contracts that we enter into with them. Revenue sharing fees and live streaming costs have historically accounted for the majority of our cost of revenues. Our ability to continue to manage and control our revenue sharing fees and live streaming costs while continuing to attract and maintain popular artists and maintaining the high quality of our content affects our results of operations. We expect the absolute amount of our revenue sharing fees and live streaming costs to increase as our business grows, though as a percentage of our revenues we anticipate that it will remain at similar levels or potentially decrease as the fixed salaries paid to our contracted artists decreased as a portion of the revenue sharing fees. The largest component of our operating expenses is selling expenses, which includes all expenses associated with our marketing efforts. We expect marketing expenses to continue to increase in the near future as we invest in building both our user base and attracting new talent.

Effective investment in technology

        Our cutting-edge technological capabilities and infrastructure support our business development. We invest significant resources into our research and development, focusing on improving the multi-media functionalities of our various platforms, improving user experience, and increasing monetization. We also invest in technologies to facilitate big data analysis for more targeted services to our users, such as interest- or location-based user groups and mobile marketing services. We must continue to innovate to keep pace with the growth of our business and bring forward new technologies. In addition, our technology infrastructure is critical to the scalability and flexibility of our platform. We must continue to upgrade and expand our technology infrastructure as well as improve the security and stability of our platform to better serve our community and support our business growth. We expect our research and development expenses to increase in absolute amount but decrease as a percentage of our revenue as we continue to improve our operating efficiency.

Unaudited Pro Forma Consolidated Financial Information

        The unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2017 are based on the historical audited consolidated financial statements of M17 and Machipopo. M17 is an exempted company incorporated in the Cayman Islands with limited liability on February 28, 2017 as our holding company, and is the successor of Paktor, which operates online dating services. Machipopo is a company incorporated in the British Virgin Islands on July 15, 2015 to develop the live streaming business. See "Corporate History and Structure—Corporate History." These pro forma consolidated financial statements give effect to the acquisition of Machipopo by M17 as if the acquisition had occurred as of January 1, 2017. The actual acquisition date was March 20, 2017.

        These unaudited pro forma consolidated financial statements have been prepared in accordance with IFRS using the accounting policies described in our audited consolidated financial statements as at December 31, 2017. The unaudited pro-forma financial statements should be read together with our audited consolidated financial statements for the years ended December 31, 2016 and 2017, and notes thereto, contained elsewhere in this prospectus.

        The unaudited pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X. Accordingly, the historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition of Machipopo, (2) expected to have a continuing impact on us, and (3) factually supportable. The pro forma financial statements present the loss from continuing operations before nonrecurring charges or credits directly attributable to the acquisition.

        The unaudited pro-forma financial statements do not necessarily reflect what our combined results of operations would have been had the acquisition occurred on January 1, 2017. They may also not be useful in predicting future results of operations for the combined company. The actual results from operations may differ significantly from the pro forma results reflected herein. The combined results of operations do not reflect the realization of any expected cost savings or other synergies from the acquisition of Machipopo as a result of planned cost savings or other initiatives following the completion of the acquisition. The unaudited pro forma condensed combined financial information should be read in conjunction with "Risk Factors," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and audited consolidated financial statements and the related notes included elsewhere in this prospectus.

        Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

	M17 for the year ended December 31, 2017	Machipopo for the period from January 1, 2017 to March 31, 2017	Pro form adjustments	Notes	Pro forma consolidated M17 for the year ended December 31, 2017
	(US$)
Net revenues	79,502,134	10,577,834			90,079,968
Cost of revenue	(65,504,191)	(9,219,555)	(886,731)	(a)	(75,610,477)

Gross profit	13,997,943	1,358,279			14,469,491

Operating expenses
Selling expenses	(32,917,704)	(5,462,501)	(470,455)	(a)	(38,850,660)
General and administrative expenses	(10,021,745)	(1,004,106)	(91,772)	(a)(d)	(11,117,623)
Research and development expenses	(7,498,434)	(786,334)			(8,284,768)

Total operating expenses	50,437,883	(7,252,941)			(58,253,051)

Operating loss	(36,439,940)	(5,894,662)			(43,783,560)

Non-operating income and expenses
Other income	128,280	—			128,280
Other gains and losses	17,029,245	(964,846)	(34,963,493)	(c)	(18,899,094)
Finance costs	(251,698)	—			(251,698)
Share of profit/(loss) of associates accounted for under equity method	(3,171,282)	—	3,171,282	(b)	—

Total non-operating income and expenses	13,734,545	(964,846)			(19,022,512)

Loss before income tax	(22,705,395)	(6,859,508)			(62,806,072)

Income tax (expenses) benefit	692,165	—	230,721	(a)	922,886

Loss for the year	(22,013,230)	(6,859,508)			(61,883,186)

Other comprehensive income
Other comprehensive income, before tax, exchange differences on translation	168,803	(4,840)			168,803

Other comprehensive income for the year, net of tax	168,803	(4,840)			168,803

Total comprehensive income for the year	(21,844,427)	(6,864,348)			(61,714,383)

Basic earnings per share
Total basic earnings per share	(0.46)		(0.65)	(e)	(1.11)

Diluted earnings per share
Total diluted earnings per share	(0.46)		(0.65)	(e)	(1.11)

Notes:

(a)
To amortize intangible assets and corresponding deferred tax liability.

(b)
To eliminate the equity in loss of Machipopo for the year ended December 31, 2017.

(c)
To eliminate the gain that was recorded due to remeasurement of the fair value of our original 48.18% interest in Machipopo at the acquisition date.

(d)
To remove transaction costs directly related to the acquisition of Machipopo.

(e)
Represents the increase in the weighted average shares in connection with the issuance of 32,941,176 common shares related to the acquisition of Machipopo as if the acquisition had taken place on January 1, 2017. For the period presented, diluted loss per common share does not differ from basic loss per common share since the effect of our stock options, restricted share units, non-cumulative convertible preference shares and convertible notes are anti-dilutive.

Results of Operations

        The following table sets forth a summary of our consolidated statements of comprehensive income for both M17 and Machipopo, as well as pro forma results giving effect to the acquisition of Machipopo by M17 as if the acquisition had occurred as of January 1, 2017, for the periods indicated, in absolute amounts and as percentages of net revenues during the period:

	Year Ended December 31,
	2016				2017
	M17%		Machipopo	%	M17%		Machipopo for the period from January 1, 2017 to March 31, 2017%		Pro forma	%
	(US$, except for percentages)
Net revenues	3,682,180	100.0	4,003,236	100.0	79,502,134	100.0	10,577,834	100.0	90,079,968	100.0
Cost of revenue	(967,449)	(26.3)	(7,005,558)	(175.0)	(65,504,191)	(82.4)	(9,219,555)	(87.2)	(75,610,477)	(83.9)

Gross profit/(loss)	2,714,731	73.8	(3,002,322)	(75.0)	13,997,943	17.6	1,358,279	12.8	14,469,491	16.1

Operating expenses:
Selling expenses	(3,674,603)	(99.8)	(2,935,157)	(73.3)	(32,917,704)	(41.4)	(5,462,501)	(51.6)	(38,850,660)	(43.1)
General and administrative expenses	(2,005,825)	(54.5)	(2,241,078)	(56.0)	(10,021,745)	(12.6)	(1,004,106)	(9.5)	(11,117,623)	(12.4)
Research and development expenses	(1,876,483)	(51.0)	(2,093,821)	(52.3)	(7,498,434)	(9.4)	(786,334)	(7.4)	(8,284,768)	(9.2)

Total operating expenses	(7,556,911)	(205.2)	(7,270,056)	(181.6)	(50,437,883)	(63.4)	(7,252,941)	(68.6)	(58,253,051)	(64.7)

Operating loss	(4,842,180)	(131.5)	(10,272,378)	(256.6)	(36,439,940)	(45.8)	(5,894,662)	(55.7)	(43,783,560)	(48.6)

Non-operating income and expenses
Other income	—	—	—	—	128,280	0.2	—	—	128,280	0.1
Other gains and losses	(10,251,359)	(278.4)	(1,313,743)	(32.8)	17,029,245	21.4	(964,846)	(9.1)	(18,899,094)	(21.0)
Finance costs	(28,461)	(0.8)	—	—	(251,698)	(0.3)	—	—	(251,698)	(0.3)
Share of profit/(loss) of associates accounted for under equity method	(1,233,459)	(33.5)	—	—	(3,171,282)	(4.0)	—	—	—	—

Total non-operating income and expenses	(11,513,279)	(312.7)	(1,313,743)	(32.8)	13,734,545	17.3	(964,846)	(9.1)	(19,022,512)	(21.1)

Loss before income tax	(16,355,459)	(444.2)	(11,586,121)	(289.4)	(22,705,395)	(28.6)	(6,859,508)	(64.8)	(62,806,072)	(69.7)

Income tax (expenses) benefit	—	—	—	—	692,165	0.9	—	—	922,886	1.0

Loss for the year	(16, 355,459)	(444.2)	(11,586,121)	(289.4)	(22,013,230)	(27.7)	(6,859,508)	(64.8)	(61,883,186)	(68.7)

Other comprehensive income
Other comprehensive income, before tax, exchange differences on translation	(201,965)	(5.5)	(2)	(0.0)	168,803	0.2	(4,840)	(0.0)	168,803	0.2

Other comprehensive income for the year, net of tax	(201,965)	(5.5)	(2)	(0.0)	168,803	0.2	(4,840)	(0.0)	168,803	0.2

Total comprehensive income for the year	(16,557,424)	(449.7)	(11,586,123)	(348.6)	(21,844,427)	(27.5)	(6,864,348)	(64.9)	(61,714,383)	(68.5)

Basic earnings per share	(0.78)		(0.11)		(0.46)		(0.07)		(1.11)

Diluted earnings per share	(0.78)		(0.11)		(0.46)		(0.07)		(1.11)

Operating Revenue

        The following table sets forth the principal components of our total operating revenue by amount and as a percentage of our total operating revenues for the periods presented.

	Year Ended December 31,
	2016				2017
	M17%		Machipopo	%	M17%		Machipopo for the period from January 1, 2017 to March 31, 2017%		Pro forma	%
	(US$, except for percentages)
Operating revenue:
Live streaming	—	0.0	4,003,236	100.0	71,803,036	90.3	10,560,853	99.8	82,363,889	91.4
Dating services	3,682,180	100.0	—	0.0	7,297,560	9.2	—	0.0	7,297,560	8.1
Others	—	0.0	—	0.0	401,538	0.5	16,981	0.2	418,519	0.5

Total operating revenue	3,682,180	100.0	4,003,236	100.0	79,502,134	100.0	10,577,834	100.0	90,079,968	100.0

Live streaming revenues

        We generate revenue from our live streaming services through selling virtual points to our users, which they can use to purchase virtual gifts from our platform and give them to artists in order to express their support and get attention from their favorite artists. We receive cash at the time the virtual points are sold, but revenue will only be recognized at the time the virtual points are used to purchase virtual gifts. Virtual gifts are available in a wide variety of values and packages and can cost our users anywhere from approximately US$0.40 to US$6,000. See "Business—Monetization Opportunities—Monetization from Our Interactive Entertainment Platform."

        Prior to its acquisition of Machipopo, M17 did not engage in live streaming services. Machipopo generated live streaming revenues of US$4.0 million in 2016, and our live streaming revenues in 2017 were US$71.8 million, or US$82.4 million on a pro forma consolidated basis, representing significant increases of US$67.8 million or US$78.4 million, respectively. The increase from Machipopo in 2016 to our pro forma results was more than 20 times. The increases were primarily attributable to the increase in the number of paying users from 10,748 for Machipopo in December 2016 to 26,964 on our live streaming platform in December 2017, as well as an increase in average revenue per paying user, which increased from US$102.3 for Machipopo in December 2016 to US$347.3 in December 2017 on our platform.

        The following table sets forth our live streaming revenue based upon location of the artist by amount and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2016				2017
	M17%		Machipopo	%	M17%		Machipopo for the period from January 1, 2017 to March 31, 2017%		Pro forma	%
	(US$, except for percentages)
Live streaming revenues:
Taiwan	—	—	4,003,236	100.0	62,357,956	86.8	9,929,215	94.0	72,287,171	87.8
Hong Kong	—	—	—	—	3,527,034	4.9	179,043	1.7	3,706,077	4.5
Japan	—	—	—	—	3,203,256	4.5	28,451	0.3	3,231,707	3.9
Others	—	—	—	—	2,714,790	3.8	424,144	4.0	3,138,889	3.8

Total live streaming revenues	—	—	4,003,236	100.0	71,803,036	100.0	10,560,853	100.0	82,363,889	100.0

        During 2016, Machipopo received revenues only from Taiwan, and in 2017 our live streaming operations began generating revenue from additional markets across Developed Asia, including Hong Kong and Japan. We expect our live streaming revenues to continue to diversify from markets across Developed Asia, and in particular expect revenues from Japan to continue to grow, though Taiwan will likely remain our largest live streaming market for the foreseeable future.

Dating service revenues

        We generate dating service revenue primarily from subscription fees paid by users for advanced services, including the options to view additional pictures and know who has shown interest in them, and for virtual gifts paid by users to other users on our online dating applications. Dating service revenues received by M17 in 2016 were US$3.7 million, and increased by US$3.6 million, or 98.2%, to US$7.3 million in 2017. This increase was primarily attributable to increases in the number paying users across our dating applications, which increased from 11,286 in December 2016 to 25,675 in December 2017, as well as an increase in average revenue per paying user, which increased from US$29.3 in December 2016 to US$32.3 in December 2017.

Other revenues

        Our other revenues consist of our commissions under agency agreements with our artists for their offline performances as well as fees from our advertising services. See "Business—Monetization Opportunities—Monetization from Our Agency, Advertisements and Original Programming." We had other revenue of US$0.4 million in 2017, which represented an insignificant portion of our total operating revenue on a pro forma consolidated basis. As we continue to develop our other revenue sources, including revenue from original programs that we develop, we expect our other revenue to increase in the future, though it will likely remain an insignificant portion of our total revenue over the near term.

Cost of Revenues

        The following table sets forth the principal components of our cost of revenues by amount and as a percentage of our respective live streaming revenues, dating service revenues, other revenues and total revenues for the periods presented.

	Year Ended December 31,
	2016				2017
	M17%		Machipopo	%	M17%		Machipopo for the period from January 1, 2017 to March 31, 2017%		Pro forma	%
	(US$, except for percentages)
Live streaming
Revenue sharing fees and live streaming costs	—	—	3,201,014	80.0	47,550,761	66.2	7,030,346	66.6	54,581,107	66.3
Channel costs	—	—	979,900	24.5	7,098,517	9.9	1,749,668	16.6	8,848,185	10.7
Server and bandwidth costs	—	—	1,522,019	38.0	4,561,472	6.4	365,801	3.5	4,927,273	6.0
Amortization of acquired intangible asset-technology					2,660,193	3.7	—	—	3,546,926	4.3
Program production costs	—	—	1,302,625	32.5	1,542,235	2.1	73,740	0.7	1,615,975	2.0

Total live streaming	—	—	7,005,558	175.0	63,413,178	88.3	9,219,555	87.3	73,519,446	89.3

Dating services
Server and bandwidth costs	967,449	26.3	—	—	2,007,810	27.5	—	—	2,007,808	27.5
Others	—	—	—	—	83,203	20.7	—	—	83,203	19.9

Total Cost of Revenues	967,449	26.3	7,005,558	175.0	65,504,911	82.4	9,219,555	87.2	75,610,477	83.9

Cost of revenue relating to live streaming

        The cost of revenue relating to our live streaming business consists mainly of revenue sharing fees and live streaming costs, channel costs, server and bandwidth costs, amortization of acquired intangible asset-technology and program production costs. Revenue sharing fees and live streaming costs consist primarily of payments to artists in accordance with the streamer contracts that we enter into with our contracted artists, under which we share with our artists a portion of the value of the virtual gifts given to them by our users and we pay fixed salaries to certain top artists. Channel costs consist mainly of the fees we pay to third party payment channels. Server and bandwidth costs consist of fees and charges relating to bandwidth usage in our operations. Cost relating to amortization of acquired intangible asset-technology represents the amortization charge in relation to the intangible assets of Machipopo that we acquired. Program production costs relate to costs incurred in the development and production of PGC that we develop and publish on our platform.

        Cost of revenue relating to live streaming incurred by Machipopo in 2016 was US$7.0 million in 2016 and our cost of revenue relating to live steaming for us in 2017 was US$66.5 million, or US$73.5 million on a pro forma consolidated basis, representing an increase of US$66.5 million from Machipopo in 2016 to our 2017 pro forma consolidated results. As a percentage of live streaming revenue, our cost of revenue relating to live streaming decreased from 175.0% for Machipopo in 2016 to 88.3% for us in 2017, or 89.3% on a pro forma consolidated basis.

        Revenue sharing fees and live streaming costs for Machipopo were US$3.2 million in 2016 and such costs for us in 2017 were US$47.6 million, or US$54.6 million on a pro forma consolidated basis, primarily due to the increase in the amount of revenue generated from our live streaming platform. Revenue sharing fees and live streaming costs as a percentage of live streaming revenue was 80.0% in 2016 for Machipopo and decreased to 66.2% for us in 2017, or 66.3% on a pro forma consolidated basis, largely because a larger portion of revenue was generated by artists with revenue sharing arrangements than artists with fixed salaries, who generally receive a larger portion of the revenues they generate. Channel costs incurred by Machipopo in 2016 were US$1.0 million, and increased to US$7.1 million for us in 2017, or US$8.8 million on a pro forma consolidated basis, primarily due to the increase of live streaming revenue. Channel costs as a percentage of live streaming revenue was 24.5% in 2016 for Machipopo and decreased to 9.9% for us in 2017, or 10.7% on a pro forma consolidated basis, largely due to an increase in payments through channels with lower fees. Server and bandwidth costs incurred by Machipopo in 2016 were US$1.5 million, and increased to US$4.6 million by us in 2017, or US$4.9 million on a pro forma consolidated basis, primarily due to an increase in bandwidth usage as a result of increased MAUs on our platform and live streaming video quality improvements. Server and bandwidth costs as a percentage of live streaming revenue was 38.0% in 2016 for Machipopo and decreased to 6.4% for us in 2017, or 6.0% on a pro forma consolidated basis, largely due to our improved efficiency in bandwidth utilization, better pricing terms and increased deployment of cloud servers.

        Program production costs incurred by Machipopo in 2016 were US$1.3 million, and increased to US$1.5 million for us in 2017, or US$1.6 million on a pro forma consolidated basis, primarily due to an increase in PGC content production in 2017. Program production costs as a percentage of live streaming revenue was 32.5% in 2016 for Machipopo and decreased to 2.1% for us in 2017, or 2.0% on a pro forma consolidated basis.

Cost of revenue relating to dating services

        The cost of revenues of our dating service business consists only of server and bandwidth costs. Our server and bandwidth costs relating to dating services and service fees were US$1.0 million in 2016, accounting for 26.3% of our dating services revenue, and increased to US$2.0 million in 2017, accounting for 27.5% of our dating services revenue, primarily due to the expansion of our online dating business.

Others

        The cost of revenue relating to our other business consists mainly of labor costs relating to the advertising services we provided to corporate clients. Neither M17 nor Machipopo incurred any cost of revenue relating to our other business in 2016, but we incurred US$0.1 million of such costs in 2017 on either historical or a pro forma consolidated basis, primarily due to an increase in the advertising services we provided to our clients.

Gross Profit

        As a result of the foregoing, Machipopo incurred a gross loss of US$3.0 million in 2016 while M17 generated a gross profit of US$2.7 million in 2016. We recorded a gross profit of US$16.7 million in 2017, representing a gross margin of 21.0%, and US$18.0 million in 2017 on a pro forma consolidated basis, representing a gross margin of 19.8%. Gross loss relating to live streaming incurred by Machipopo in 2016 was US$ 3.0 million in 2016, and our gross profit relating to live streaming for us in 2017 was US$8.4 million, representing a gross margin of 11.7%, or US$8.8 million, representing a gross margin of 10.7% on a pro forma consolidated basis.

Operating Expenses

        The following table sets forth the principal components of our operating expenses by amount and as a percentage of our total revenues for the periods presented.

	Year Ended December 31,
	2016				2017
	M17%		Machipopo	%	M17%		Machipopo for the period from January 1, 2017 to March 31, 2017%		Pro forma	%
	(US$, except for percentages)
Operating Expenses:
Selling expenses	3,674,603	99.8	2,935,157	73.3	32,917,704	41.4	5,462,501	51.6	38,850,660	43.1
General and administrative expenses	2,005,825	54.5	2,241,078	56.0	10,021,745	12.6	1,004,106	9.5	11,117,623	12.4
Research and development expenses	1,876,483	51.0	2,093,821	52.3	7,498,434	9.4	786,334	7.4	8,284,768	9.2

Total Operating Expenses	7,556,911	205.2	7,270,056	181.6	50,437,883	63.4	7,445,412	70.4	58,253,051	64.7

        Our operating expenses include amortization of intangible assets, which include trademarks, user base and goodwill that were acquired as part of the acquisition of Machipopo in March 2017. Depreciation and amortization expenses amounted to US$5.8 million in 2017. Amortization of acquired intangible assets is recognized using a straight-line method over the estimated useful lives of each intangible asset.

Selling Expenses

        Selling expenses consist primarily of advertising and market promotion expenses, marketing event related expenses and salaries and welfare for sales and marketing personnel. Selling expenses incurred in 2016 by Machipopo were US$2.9 million, while those incurred by M17 were US$3.7 million. Our selling expenses increased significantly to US$32.9 million in 2017 or US$38.9 million in 2017 on a pro forma consolidated basis, primarily due to our increased marketing efforts focused on building our user base and promoting our brands across various marketing channels. Our selling expenses as a percentage of total revenues was 99.8% in 2016 and decreased to 41.4% in 2017, or 43.1% on a pro forma consolidated basis, largely due to higher monetization in 2017. Our selling expenses in 2017 also include depreciation and amortization expenses of US$1.9 million, US$1.8 million of which was relating to the user base that were acquired as part of the acquisition of Machipopo.

General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel, share-based compensation for management and administrative personnel, rental expenses of office premises and professional fees. General and administrative expenses incurred in 2016 by Machipopo were US$2.2 million, while those incurred by M17 were US$2.0 million. Our general and administrative expenses increased significantly to US$10.0 million in 2017, or US$11.1 million in 2017 on a pro forma consolidated basis, primarily due to the expansion of our staffing costs as we hired more people to support our growing business as well as the fees paid to the professional parties in the financing rounds. Our general and administrative expenses as a percentage of total revenues was 54.5% in 2016 and decreased to 12.6% in 2017, or 12.4% on a pro forma consolidated basis, largely due to economies of scale and operating leverage. Our general and administrative expenses also include depreciation and amortization expenses of US$1.7 million, US$1.2 million of which was relating to trademarks that were acquired as part of the acquisition of Machipopo.

Research and Development Expenses

        Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel and rental expenses of office premises and servers utilized by the research and development personnel. Research and development expenses incurred in 2016 by Machipopo were US$2.1 million, while those incurred by M17 were US$1.9 million. Our research and development expenses increased significantly to US$7.5 million in 2017, or US$8.3 million in 2017 on a pro forma consolidated basis, primarily due to our investment in research and development activities of new technologies, particularly related to our continuous efforts to improve platform stability, technological capabilities and product recommendation technologies. Our research and development expenses as a percentage of total revenues was 51.0% in 2016 and decreased to 9.4% in 2017, or 9.2% on a pro forma consolidated basis. Our research and development expenses in 2017 also include depreciation and amortization expenses.

Non-Operating Income and Expenses

        Our non-operating income and expenses consist of changes in the fair value on equity investments and financial liabilities, foreign exchange gains and losses, interest income and expenses. Total non-operating income and expenses in 2016 for Machipopo were a net expense of US$1.3 million, while for M17 they were a net expense of US$11.5 million. Our total non-operating income and expenses were a net expense of US$13.7 million in 2017, or US$19.0 million in 2017 on a pro forma consolidated basis. In calculating our pro forma consolidated non-operating income and expenses we made several significant adjustments to account for the acquisition of Machipopo in March 2017. See "—Unaudited Pro Forma Consolidated Financial Information."

Income Tax Benefits

        We recorded income tax benefits of US$0.7 million in 2017, or US$0.9 million in 2017 on a pro forma consolidated basis, primarily due to a deferred income tax liability recorded in connection with the intangible assets, such as user base and technologies, acquired from Machipopo in March 2017. Both Machipopo and M17 recorded nil income tax benefits in 2016.

Loss for the Year

        As a result of the foregoing, loss for the year incurred in 2016 by Machipopo was US$11.6 million, while the same for M17 was US$16.4 million. Our loss for the year was US$22.0 million, or US$61.9 million in 2017 on a pro forma consolidated basis.

Non-IFRS Financial Measures

        To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use EBITDA and adjusted EBITDA, all non-IFRS financial measures, as described below, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

        EBITDA is defined as operating loss before interest expenses, taxation, depreciation and amortization. Adjusted EBITDA is defined as EBITDA net of share-based compensation. We believe that EBITDA and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with IFRS.

        The table below presents reconciliations of EBITDA and adjusted EBITDA to operating loss, the most directly comparable IFRS financial measure, for the periods indicated.

	Year Ended December 31,
	2016		2017
	M17	Machipopo	M17	Machipopo for the period from January 1, 2017 to March 31, 2017
	(US$)
Operating loss	(4,842,180)	(10,272,378)	(36,439,940)	(5,894,662)
Add: Depreciation	35,730	42,026	201,475	13,073
Add: Amortization(1)	72,513	784,616	5,604,911	196,563
Add: Interest expense	28,461	—	251,698	—
Less: Income tax (benefit)/expense	—	—	(692,165)	—

EBITDA	(4,705,476)	(9,445,736)	(31,074,021)	(5,685,026)

Add: Share-based payment(2)	412,696	727,554	1,892,554	130,475

Adjusted EBITDA	(4,292,780)	(8,718,182)	(29,181,467)	(5,554,551)

(1)
Includes amortization of certain intangible assets acquired as part of the acquisition of Machipopo. Such intangible assets include user base recorded under selling expenses in the amount of US$1.4 million, trademarks recorded under general and administrative expenses in the amount of US$0.9 million and technology recorded under cost of revenue in the amount of US$2.7 million in 2017.

(2)
Includes payments made under our employee share option activity and employee participation scheme activity. See "Critical Accounting Policies—Employee Share-based Payment."

Liquidity and Capital Resources

        Our principal sources of liquidity have been investments from our shareholders through private placements and cash generated from operating activities. For details of the private placements of our securities in the last three years, see "Description of Share Capital—History of Securities Issuances."

        We had net current assets of US$13.1 million as of December 31, 2017 as compared to a net current liability of US$5.0 million as of December 31, 2016, mainly due to cash from our private placement financing activities during 2017.

        As of December 31, 2016 and 2017, we had US$9.4 million and US$24.4 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits and cash equivalents. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

        The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2016	2017
	(US$)
Summary Consolidated Cash Flow Data:
Net cash (used in) / provided by operating activities	(4,179,947)	(24,904,466)
Net cash used in investing activities	(1,610,641)	(7,291,791)
Net cash provided by financing activities	11,894,859	47,165,279

Exchange rate effect on cash and cash equivalents	(184,349)	29,350

Net increase in cash and cash equivalents	5,919,922	14,998,372
Cash and cash equivalents at beginning of the year	3,479,533	9,399,455

Cash and cash equivalents at end of the year	9,399,455	24,397,827

Operating Activities

        Net cash used in operating activities was US$24.9 million in 2017. This amount represents our loss before tax of US$22.7 million, as well as certain adjustments relating to our acquisition of Machipopo, including changes in fair value of investments, revaluations of financial liabilities and amortization expenses that together had a net impact on our cash used in operating activities of US$12.6 million, as well as a decrease in payables to related parties of US$2.7 million resulting mainly from the consolidation of Machipopo in March 2017 and increases in accounts receivable of US$3.7 million. These were partially offset by deferred revenue of US$5.2 million, an increase in accounts payable of US$3.1 million and other payables of US$5.6 million relating to revenue sharing fees and marketing expenses payable.

        Net cash used in operating activities was US$4.2 million in 2016. This amount represents our loss before tax of US$16.4 million, though partially offset by revaluation losses on financial liabilities of US$10.2 million relating to difference between book value and fair value of Paktor's preference shares, convertible notes and warrants, as well as deferred revenue of US$1.0 million.

Investing Activities

        Net cash used in investing activities was US$7.3 million in 2017, which was primarily attributable to acquisition of equity investments of US$8.6 million relating to the acquisition of all of the remaining equity interests of Machipopo in March 2017, though partially offset by net cash flow from acquisition of subsidiary of US$1.8 million representing Machipopo's cash and cash equivalents balance as of March 31, 2017.

        Net cash used in investing activities was US$1.6 million in 2016, which was primarily attributable to acquisition of equity investments of US$1.4 million relating to our acquisition of Down, Inc. in August 2016 and our acquisition of a portion of the equity interests in Machipopo in October 2016.

Financing Activities

        Net cash provided by financing activities was US$47.2 million in 2017, which was attributable to proceeds from the issuance of preference shares of US$43.0 million and proceeds from long-term bank loans of US$4.5 million partially offset by repayment of long-term bank loans of US$0.3 million.

        Net cash provided by financing activities was US$11.9 million in 2016, which was primarily attributable to proceeds from issuance of convertible notes of US$7.6 million and proceeds from issuance of preference shares of US$4.3 million.

Convertible Notes

        In January 2018, we issued unsecured convertible notes in the amount of US$18.5 million with 8% interest rate. The notes mature one year from the issuance date and will be redeemed in cash at face value at the maturity date plus interest accrued and unpaid on such notes. Upon the earlier of the completion of this offering or the closing of a specified qualified financing, the principal amounts of the convertible notes will mandatorily convert into our series B preference shares, or our ordinary shares if all of our series B preference shares have been converted to our ordinary shares, at a conversion price calculated based on an agreed formula (which stipulates a discount to the offer price for each share in this offering or most recent qualified financing, whichever is earlier), subject to any anti-dilution adjustments. If these convertible notes have not been converted prior to the maturity date, the noteholders have the right to convert the notes into our Series B preference shares at a conversion ratio that is subject to adjustments for dilution, including from stock splits, stock dividends and capitalization and certain other event.

Capital Expenditures

        We made capital expenditures of US$0.2 million and US$0.5 million in 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for leasehold improvement and office equipment. We do not expect to incur any capital expenditures for 2018. In the future, we intend to continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less Than 1 Year	Over 1 Year but Less Than 3 Years	Over 3 Years but Less Than 5 Years	Over 5 Years
	(US$)
Operating lease obligations(1)	2,700,079	1,531,967	1,168,112	—	—
Debt financing	4,497,753	2,086,724	2,411,029	—	—
Preference Shares(2)	124,507,747	—	—	124,507,747	—

(1)
Represents future minimum lease payments under non-cancelable operating leases in connection with the leases of offices.

(2)
Represents contractual undiscounted payments, including interest. The preference shares will automatically convert into ordinary shares upon completion of this offering.

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

Internal Control Over Financial Reporting

        Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses as of December 31, 2017, in accordance with the standards established by PCAOB. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The two identified material weaknesses arose from (a) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC reporting requirements as well as lack of formalized accounting policies and financial reporting controls and procedures to address complex accounting issues and to facilitate preparation of consolidated IFRS financial statements and (b) not maintaining effective controls in certain information technology environment including: (i) lack of segregation of duties in the IT department in terms of system administrator or "super user" access rights, (ii) lack of track records or log on system activities for access to system program and data and (iii) not maintaining effective control on defining and assigning individual's rights to access systems, programs or transaction raw data. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we and they will be required to do so once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        To remedy our identified material weakness, we are in the process of adopting several measures that will improve our internal control over financial reporting, including: (i) recruiting additional experienced personnel with relevant past experience working on IFRS and the SEC reporting; (ii) establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and operation in relation to policies and procedure; and (iii) establishing comprehensive policies and procedures for related IT activities and have the role based access control approach in the system.

        We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our shares may be materially and adversely affected. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected."

Critical Accounting Policies

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

        We prepare our consolidated financial statements in accordance with IFRS, which collective term includes all applicable individual IFRS, International Accounting Standards issued by the International Accounting Standards Board and Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC, of the International Accounting Standards Board.

        The preparation of financial statements in conformity with IFRS, International Accounting Standards, IFRIC Interpretations, and Interpretations issued by the Standard Interpretations Committee which were subsequently endorsed by the International Accounting Standards Board requires the use of certain critical accounting estimates. It also requires our management to exercise its judgement in the process of applying out accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 to our consolidated financial statements included elsewhere in this prospectus. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Live streaming

        We create and offer virtual gifts to be purchased by users on our live streaming platform. Users are required to purchase virtual points and use those virtual points to purchase virtual gifts based on specified prices as predetermined by us. Users purchase time-based or consumable virtual gifts from us and give them to artists to show their support. Time-based virtual gifts provide users with recognition, such as special symbols on the channels for a specific period of time. Consumable virtual gifts are extinguished after being consumed by the users (i.e., given to the artists). Accordingly, amounts received from the sale of virtual points are recorded as deferred revenue. Upon conversion of virtual points to virtual gifts, we recognize revenue based on the consumption pattern. For time-based virtual gifts, revenue is recognized ratably over the period over which the special symbols are displayed, which does not exceed one month. For consumable virtual gifts, revenue is recognized upon consumption by the users. We do not have further obligation after the virtual gifts are consumed. In order to attract user traffic, we share revenues with artists in accordance with their revenue sharing arrangements with us. The portion of revenue shared with the artists are accounted for as cost of revenue by us. If virtual points are provided to users free of charge for marketing purposes, we do not recognize any revenue when the users convert them to virtual gifts.

Dating services

        We operate a membership subscription program under which subscription members can use online or offline dating services when using Paktor platform. The membership fee is collected upfront from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription or recognized based on prearranged service milestone when services are rendered.

Deferred Revenue

        Deferred revenue primarily consists of prepayments from users in the form of our virtual points that are not yet consumed or converted into virtual items on live streaming applications, or on online dating platform, and are recognized as revenue upon consumption or conversion, according to the prescribed revenue recognition policies described above. Deferred revenue also consists of unamortized revenue from virtual items on various applications and prepaid subscriptions under the membership program on our platforms, where there is still an implied obligation to be provided by us, which will be recognized as revenue when all of the revenue recognition criteria are met.

Business Combinations

        We use the acquisition method to account for business combinations. The consideration transferred for an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed and equity instruments issued at the acquisition date, plus the fair value of any assets and liabilities resulting from a contingent consideration arrangement. All acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For each business combination, we measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to the proportionate share of the entity's net assets in the event of liquidation at either fair value or the present ownership instruments' proportionate share in the recognized amounts of the acquiree's identifiable net assets. All other non-controlling interests should be measured at the acquisition-date fair value.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets acquired and the liabilities assumed is recorded as goodwill at the acquisition date. If the total of consideration transferred, non-controlling interest in the acquire recognized and the fair value of previously held equity interest in the acquiree is less than the fair value of the identifiable assets acquired and the liabilities assumed, the difference is recognized directly in profit or loss on the acquisition date.

Employee Share-based Payment

        For equity-settled share-based payment arrangements, employee services received are measured at the fair value of the equity instruments awarded at the granting date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-market vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. And ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

        The following table summarizes activity under our employee share option plan as of the dates indicated:

	As of December 31,
	2016	2017
Number of options outstanding	2,438,282	5,770,854
Weighted-average exercise price (US$)	0.0073	0.1095

        We calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions:

	As of December 31,
	2016	2017
Risk-free interest rate	0.85% - 1.63%	0.85% - 3.06%
Expected life	4 years	4 - 8.5 years
Expected volatility rate	50%	47 - 50%
Expected dividend yield	0%	0%

        The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Dollar swap curve at the time of grant. We have used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. For expected volatilities, we have made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as us. Because we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future, we used an expected dividend yield of zero. Changes in these assumptions could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

        The per option weighted-average grant-date fair value of share options for options outstanding as of December 31, 2017 ranged from US$0.3918 to US$0.494.

Impairment Assessment of Tangible and Intangible Assets (Excluding Goodwill)

        We assesses impairment based on our subjective judgement and determine the separate cash flows of a specific group of assets, useful lives of assets and the future possible income and expenses arising from the assets depending on how assets are utilized and industrial characteristics. Any changes of economic circumstances or estimates due to the change of our strategy might cause material impairment on assets in the future.

Impairment Assessment of Goodwill

        The impairment assessment of goodwill relies on our subjective judgement, including identifying cash-generating units, allocating assets and liabilities as well as goodwill to related cash-generating units, and determining the recoverable amounts of related cash-generating units.

Fair Value Measurement of Preference Shares

        The fair value of preference shares is measured by using our self-developed valuation model based on the valuation method and technique widely used within the same industry. Certain inputs used in the valuation model are not observable at market, and we must make reasonable estimates based on industry experience and professional judgement.

Off-balance Sheet Commitments and Arrangements

        We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Taxation

Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

        There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Taiwan

        A Taiwan company is subject to corporate income tax at the rate of 20% on both Taiwan-derived and foreign-derived income. In addition, payments of dividends declared by a Taiwan company are subject to withholding tax, currently at the rate of 21%.

        The branch established by us is subject to corporate income tax in Taiwan, at the same rate of 20%, only on its taxable income generated from its operations in Taiwan. However, it is not subject to the undistributed earnings tax as it is not an independent business entity and distributes no dividends.

Japan

        A company incorporated in Japan (such as 17 Media Japan Inc.) is subject to Japanese corporation tax (including national corporation tax, local enterprise tax and other income-based taxes) on its worldwide income. The statutory effective tax rate is approximately 30% or 34%, depending on the size of the company.

        Dividends paid by a Japanese company are generally subject to Japanese withholding tax. If the Japanese company paying dividends is a non-listed company and the payee is a non-resident of Japan, the rate of such withholding tax is 20.42% unless any rate reduction or exemption under a tax treaty applies.

Singapore

        Our Singapore subsidiaries, Paktor, Gaigai Pte. Ltd and Picnic Pte. Ltd., are generally subject to 17% corporate income tax on income that is accruing in or derived from Singapore or received in Singapore from outside Singapore. Foreign-sourced income that is not received or deemed received in Singapore is exempt from Singapore income tax. Dividends issued by the Singapore subsidiaries are not subject to any form of Singapore income tax, including withholding tax.

Hong Kong

        17 Media (H.K.) Limited, our subsidiary incorporated in Hong Kong, [is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong]. Under Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expense is denominated in a foreign currency and our net investments in foreign branches or subsidiaries. We have transactional currency exposures arising from sales or cost of revenue that are denominated in a currency other than the respective functional currencies of our subsidiaries, primarily New Taiwan Dollar, Hong Kong Dollar Singapore Dollar and Japanese Yen. The foreign currencies in which these transactions are denominated are mainly United States Dollar. Our sales and costs are denominated in the respective functional currencies of our subsidiaries. Our trade receivable and trade payable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive loss.

        In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. It is difficult to predict how market forces or the government policies in the emerging markets may impact the exchange rates against the U.S. Dollar in the future. See "Risk Factors—Risks Related to Doing Business in Taiwan and Developed Asia—Fluctuations in foreign currency rates in countries where we operate our business will affect our financial results, which we report in U.S. Dollars."

        We estimate that we will receive net proceeds of approximately US$         million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed initial offering price of US$        per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus and assuming the underwriters do not exercise their option to purchase additional ADSs. The table below sets forth the impact that fluctuations in the U.S. Dollar relative to each of New Taiwan Dollar, Hong Kong Dollar Singapore Dollar and Japanese Yen would have on our net proceeds from this offering, assuming that we convert the full amount of the net proceeds equally across each of the respective currencies. Such equal allocation is for illustrative purposes only and is not indicative of the actual allocation of the net proceeds since we currently do not have any specific plan of how the net proceeds will be applied across the markets where such currencies are used.

	New Taiwan Dollars(1)	Hong Kong Dollars(1)	Singapore Dollars(1)	Japanese Yen(1)
Conversion rate as of December 31, 2017 (per US$)	29.6400	7.8128	1.3363	112.6900
Assuming 10% appreciation of the U.S. Dollar:
Conversion rate (per US$)	32.6040	8.5941	1.4699	123.9590
Increase in net proceeds
Assuming 10% depreciation of the U.S. Dollar:
Conversion rate (US$)	26.6760	7.0314	1.2027	101.4210
Decrease in net proceeds

(1)
Noon buying rates in The City of New York for cable transfers for customs purposes by the Federal Reserve Bank of New York.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

        We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, available-for-sale investments, and amounts due from related parties. As of December 31, 2016 and 2017, substantially all of our cash and cash equivalents were held at major financial institutions in the respective locations of our region. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

Recently Issued Accounting Pronouncements

        See Note 3 to our consolidated financial statements included elsewhere in this prospectus for a detailed discussion.

OUR MARKET OPPORTUNITY

Market Definition

        We define our market of Developed Asia as the combined regions of Taiwan, Japan, South Korea, Hong Kong and Singapore, which are select countries in Asia characterized by high gross domestic product, or GDP, per capita and well-established digital technology adoption. Our market had over 215 million people, over US$35,000 of GDP per capita, US$7.6 trillion of GDP and an annualized GDP growth rate of 1.94% in 2017, according to Frost & Sullivan.

Total Addressable Market and Growth Opportunities

        We operate within the global media and entertainment industry. Total revenue for the global media and entertainment industry increased from US$1,136.0 billion in 2014 to US$1,256.8 billion in 2017 and is forecasted to reach US$1,409.1 billion by 2022 at a compound annual growth rate, or CAGR, of 2.3%. The chart below illustrates certain historical data of the global media and entertainment industry by market segment from 2014 to 2017 and growth estimates for each market segment from 2018 to 2022.

Market Size and Trends of the Global and Developed Asia Media and Entertainment Industry

US$bn	2016	2017F	2018F	2019F	2020F	2021F	2022F	CAGR 2017F - 2022F
Global
Media and Entertainment Industry	1,220.1	1,256.8	1,287.0	1,318.0	1,350.0	1,380.0	1,409.1	2.3%
OTT Video	30.2	36.7	43.9	51.7	60.0	68.3	77.0	16.0%
Pure-play Live Video Streaming	2.9	5.0	7.5	10.9	14.7	18.4	22.3	34.9%
Developed Asia
Media and Entertainment Industry	130.8	133.8	136.7	138.7	141.3	143.2	145.2	1.6%
OTT Video	1.9	2.4	3.2	4.2	5.3	6.6	7.8	26.1%
Pure-play Live Video Streaming	0.3	0.5	0.8	1.3	1.9	2.6	3.3	47.1%

Source: Frost & Sullivan report

 Market Size and Trends of Developed Asia Media and Entertainment Industry by Region, 2014-2022F

US$bn	2014	2015	2016	2017E	2018F	2019F	2020F	2021F	2022F	CAGR 2017F - 2022F
Taiwan	6.6	6.7	6.9	7.2	7.5	7.7	8.0	8.3	8.5	3.5%
Japan	85.7	87.8	90.3	92.3	94.0	94.9	96.1	96.8	97.5	1.1%
Hong Kong	4.7	4.7	4.7	4.7	4.8	4.9	5.0	5.1	5.3	2.2%
Singapore	23.8	24.7	25.8	26.5	27.2	27.9	28.7	29.5	30.3	2.8%
South Korea	3.0	3.1	3.1	3.2	3.2	3.3	3.4	3.5	3.6	2.8%
Total Developed Asia	123.8	127.0	130.8	133.8	136.7	138.7	141.3	143.2	145.2	1.6%

Source: Frost & Sullivan report

 Market Size and Trends of Developed Asia Pure-play Live Video Streaming Industry by Region, 2014-2022F

US$mm	2014	2015	2016	2017E	2018F	2019F	2020F	2021F	2022F	CAGR 2017F - 2022F
Taiwan	23	34	52	174	267	359	461	573	674	31.1%
Japan	32	40	58	85	182	354	562	798	1,091	66.6%
Hong Kong	18	27	40	59	89	139	201	288	356	43.2%
Singapore	74	85	103	130	205	340	524	707	945	48.7%
South Korea	11	15	22	33	54	92	143	190	243	49.0%
Total Developed Asia	158	201	274	481	798	1,284	1,892	2,556	3,309	47.1%

Source: Frost & Sullivan report

        The over-the-top, or OTT video segment, is comprised of two sub-segments, video-on-demand, or VOD, and live streaming. The VOD market is thriving, driven by investments from service providers and consumer interest. Consumer preferences regarding TV is shifting away from linear programming to individualized on-demand viewing. This shift is incentivizing service providers to invest in widely accessible online video as a way to retain subscribers and improve viewer engagement. Live streaming services are a more recent phenomenon relative to VOD and began more than 10 years ago as live event broadcasting channels. Although the live streaming services market is smaller than the VOD market, it is growing at a much faster pace. Initially offered primarily on desktop platforms, live streaming services in Developed Asia have been transitioning from desktop to mobile since 2014.

        Live video streaming is often organized into different categories, such as sports, gaming, talent shows, news, business, finance and others. Three types of live streaming platforms dominate the market: social networking-oriented (e.g., Facebook Live and Instagram Live); VOD-oriented (e.g., YouTube Live and Niconico Live); and pure-play (e.g., 17 Media, Lang Live, Bigo Live and Afreeca TV). Since social networking-oriented and VOD-oriented live streaming platforms are not completely monetized, revenues from pure-play live streaming platforms represent the overall live streaming market.

        Digital media is becoming increasingly disruptive and a popular alternative to traditional media. In Developed Asia, the OTT video segment is anticipated to have a CAGR of 26.1% from 2017-2022, and the pure-play live streaming segment is expected to grow at a CAGR of 47.1% for the same period, according to Frost & Sullivan.

Drivers of Our Live Streaming Business

Digital Transformation of Industries

Rise of the Digital Platform

        Digital platforms have profoundly changed the media and entertainment industry and the production, processing, distribution and consumption of online content and services. Proactive engagement is the new online paradigm and industry players increasingly rely on personalized services offerings, more convenient and faster payment options and other features to reach users.

        Demand for OTT video services continues to increase in conjunction with increases in internet penetration. OTT video services have begun to converge with traditional media formats, including television, music and film, to capture market opportunities. These services are highly popular among the younger demographic since they are more tech-savvy and can quickly adapt to new technologies. Live Video streaming services fueled by the convergence of live broadcasting and mobile broadband is also gaining traction among young viewers.

Availability of Internet Access and Online Payment Mechanism

        Our key markets, including Taiwan, Japan and Hong Kong, have a very developed telecommunications infrastructure with smartphone penetration of 76.0%, 90.8% and 80.0%, respectively, and high degree of internet penetration of 87.4%, 87.7%, 92.9% respectively in December 2017, according to Frost & Sullivan.

        According to the Frost & Sullivan report, Japan, South Korea and Taiwan were globally ranked third, fourth and sixth, respectively, as of the end of 2017 by gross revenue generated from mobile apps (including both Android and iOS operating systems).

Focus on Increasingly Diversified Entertainment Programs

General Entertainment Programs Expected to Dominate Content Genres

        According to Frost & Sullivan, in Developed Asia, the production of general entertainment programs is expected to grow from 19.2% of all TV program production by the end of 2017 to 27.8% by the end of 2022 and to continue to lead production across all content genres by the end of 2022.

        The shift in production focus from other content genres to general entertainment is particularly evident in Developed Asia. New forms of general entertainment programs have emerged in recent years, such as reality shows and short-form videos, and general entertainment-oriented programs are expected to dominate the content genres from 2018 to 2022.

TV Program Production Forecast by Content Genre, Developed Asia, 2014-2022F

Number of products (%)	2014	2015	2016	2017E	2018E	2019F	2020F	2021F	2022F
Scripted-Drama	14.2%	14.6%	15.0%	15.6%	15.8%	16.1%	16.2%	16.0%	15.7%
General Entertainment	14.9%	15.4%	17.2%	19.2%	20.9%	22.8%	23.9%	25.6%	27.8%
News	11.4%	11.0%	10.7%	10.3%	10.1%	9.8%	9.5%	9.2%	8.7%
Sports	8.6%	8.7%	8.9%	9.0%	9.2%	9.3%	9.5%	9.6%	9.5%
Documentary	15.1%	14.8%	14.5%	14.2%	14.0%	13.6%	13.3%	12.9%	12.1%
Others	35.8%	35.5%	33.7%	31.7%	30.0%	28.5%	27.6%	26.7%	26.2%

Source: Frost & Sullivan report

        The continued growth of entertainment programs will drive usage of live streaming platforms, which typically concentrate on entertainment.

Increasingly Diversified Live Streaming Platform Content

        Increasingly diversified and popular content offerings, including broad coverage of lifestyle activities, will continue to drive growth in the user base and transaction volumes of live streaming platforms. Content related to gaming, e-sports, travel, leisure, arts, e-events, e-contests and outdoor activities are increasingly available on live streaming platforms and are expected to be in high demand from 2018 to 2022. For example, the inclusion of content related to East Asian pop culture, which is very popular in Developed Asia and international markets, is widely disseminated on live streaming platforms, increasing their popularity and stickiness with users.

Emergence of UGC and PUGC

        The popularity of blogs, forums, VOD websites and social networking platforms is an indication that UGC and PUGC generated by non-professional content creators can be as in-demand and influential as PGC created by professional media studios. Relative to traditional media channels, live streaming platforms more effectively aggregate, distribute and monetize UGC and PUGC. Live streaming platforms allow local artists at the grassroots level and other aspiring content creators to create and distribute content to large audiences in real-time while monetizing such content through virtual gifts, subscriptions, advertising, etc.

        The increasing number of OTT video-related platforms, including both VOD and live streaming, since 2005 is an indication that both the amount of UGC and PUGC created by grassroots content creators as well as consumption of such content increased. According to Frost & Sullivan, the number of OTT video-related platforms worldwide reached more than 1,000 by the end of 2017, compared to 800 by the end of 2016.

        In the future, we see huge potential in UGC and PUGC video content generation as online social networking activities (content creation and sharing) have shifted from text and pictures to video. According to Frost & Sullivan, 58% of internet users worldwide have uploaded or shared a video online as of the third quarter of 2017. Within the same demographic, the percentages were even higher for internet users aged from 16 to 24 and from 25 to 34 at 64% and 66%, respectively. The absence of notable entry barriers for UGC and PUGC creation and the low cost of equipment (i.e., smart phones and mobile broadband access) has boosted the ease of content creation for all users with little to no dependence on traditional mass media. All content viewers and consumers can also potentially become content creators, which is one of the key characteristics for VOD and live streaming platforms, which significantly shortens the amount of time and resources needed to become a public figure.

New Technology Enables Content Innovation and Creation

Data Analytics Provide Insights into Online Consumer Behavior

        Data analytics analyze user behaviors such as the type of content viewed, length of time spent by users to view content, purchasing patterns, etc. More and more companies are using data analytics to provide a more customized online experience for users.

VR/AR Technologies Will Enhance User Experience

        Advances in technology should facilitate customer acquisition in both domestic and international markets. Key anticipated technology developments from 2018 onwards include the deployment of analytics applications, development of virtual and augmented reality and artificial intelligence. Virtual and augmented reality will create a more engaging viewer experience for live streaming platforms.

Competitive Landscape of Live Streaming Business

Overview of Pure-play Live Streaming Platforms

        The key pure-play live streaming platforms in Developed Asia include 17 Media, Showroom, AfreecaTV, Bigo Live, Lang Live, UpLive, MeMe Live, Live.me and Twitch. Some are leading local and regional players that operate under large group companies (e.g., 17 Media, Showroom and AfreecaTV). Others are regional players supported by Chinese companies (e.g., Bigo Live, Lang Live, UpLive, MeMe Live and Live.me). The rest are global players focusing on a specific form of live video streaming content (e.g., Twitch), with a relatively smaller market presence in general entertainment in Developed Asia compared to other local and regional players.

        Many pure-play live video streaming players are expanding their presence across the region, providing local support to maintain the quality of user experience at the local levels. The sector has experienced a surge in new market entrants recently. There were fewer than five pure-play live streaming platforms before 2015 and more than 15 platforms by the end of 2017. As a result, Frost & Sullivan anticipates competition to intensify at both the country and regional levels by the end of the forecast period.

        In Developed Asia, 17 Media, AfreecaTV, Showroom, Bigo Live and MeMe Live are the top five pure-play live streaming platforms, accounting for 58.4% of the total market share by revenue in the fourth quarter of 2017. The remainder of the market is fragmented and shared by a large number of local and global players.

Top Pure-play Live Streaming Platforms, Developed Asia, 2017E

Platforms	Origin	Year of Establishment	Number of Downloads in Developed Asia, 2017 (Million)
17Live	Taiwan	2015	3.8
Bigo Live	Singapore	2016	1.5
Lang Live	Taiwan	2016	1.5
UpLive	China	2016	4.4
AfreecaTV	South Korea	2006	2.3
Showroom	Japan	2014	1.1
MeMe Live	Taiwan	2016	1.8
Live.me	United States	2016	1.9
V Live	South Korea	2015	3.2

Source: Frost & Sullivan report

        With internet usage and the viewing of videos online increasing in Developed Asia, the pure-play live streaming platform market is expected to grow at a CAGR of 47.1% from 2017 to 2022 in the region, indicating the significant growth potential of existing platforms and new entrants. The barriers of entry are high for new live streaming platforms owing to the high levels of localization required to source, create and provide content. Nevertheless, new market entrants are expected to continue their foray into the market with enhanced interactive features and a variety of content.

Market Share of Pure-play Live Streaming Platforms by Revenue in Developed Asia, Taiwan and Japan

Market Share by Revenue, Pure-play Live Video Streaming Market, Developed Asia, Q4 2017

Source: App Annie, Frost & Sullivan report

        17 Media is one of the largest regional live streaming platforms alongside competitors such as AfreecaTV, Showroom, and Bigo Live. In 17 Media's home market Taiwan, it holds the highest market share. In Developed Asia, 17 Media ranked No.1 with 15.5% of market share by revenue in the fourth quarter of 2017, while it came in second place in terms of MAUs during the same period. This reflects successful implementation of go-to-market strategies across the region and robust monetization capability in the second half of 2017. AfreecaTV led in the South Korea market while Showroom dominated the Japanese market in 2017, but both have limited presence outside their home countries. Bigo Live from Singapore and UpLive from China have grown their user bases rapidly across the region. However, their monetization capabilities are not as fully developed. Other participants include local companies such as Lang Live, MeMe Live, V Live, and Live.me, and global companies such as Twitch.

        17 Media reinforced its market leadership position in Taiwan with 32.4% of the market by revenue in the fourth quarter of 2017. High quality PUGC and interactive engagement are critical market share growth drivers. 17 Media is beginning to play a prominent role in driving market awareness in the Taiwan market. Lang Live and MeMe Live reported market shares by revenue of 17.7% and 14.6%, respectively, in the fourth quarter of 2017.

        Showroom has a strong market leadership position in Japan with a market share of 42.8% as of the fourth quarter of 2017. However, according to its parent company, DeNA, Showroom's business has reported a negative gross profit margin for the past three years. Live.me is one of the first-movers among global players that entered the Japan market in early 2017. 17 Media officially launched its service in Japan in August 2017, managing to grow its market share to 9.6% within four months of entry.

 BUSINESS

Overview

        We operate the largest live streaming platform by revenue in Developed Asia, with a market share of 15.5% in the fourth quarter of 2017, according to Frost & Sullivan. In our home market of Taiwan, we were ranked number one among all live streaming platforms in terms of revenue with a market share of 32.4% in the fourth quarter of 2017, approximately double that of our closest competitor. We have successfully extended our market leadership in Taiwan to other markets in Developed Asia with close cultural proximity to Chinese-speaking countries. According to Frost & Sullivan, in the fourth quarter of 2017, we were number one among all live streaming platforms in Hong Kong by revenue with a market share of 20.1%, and we were ranked second among all live streaming platforms in Japan by revenue with a market share of 9.6%. We also operate our main dating applications, Paktor, Goodnight and Down. As of December 31, 2017, our interactive entertainment platform, which includes our live streaming platform and our dating service, had 46.3 million registered users. We had 1.7 million active users in December 2017, an increase from 1.4 million in December 2016, which represents the combined active users of Paktor and Machipopo.

        We are a tech-enabled entertainment company led by veteran media and entertainment executives. Our co-founders and core management team have over 20 years of combined experience managing top artists and producing high quality PUGC and PGC in Asia, as well as operating social and interactive entertainment platforms in Asia and globally. Because of our media and entertainment expertise, we understand the challenges facing the entertainment industry, including the gap between fans and artists. We seek to bring our users closer to their favorite artists by enabling users to interact and socialize with artists directly from their mobile devices. This model has made it possible for us to disrupt the traditional artist-agency model by creating a robust and systematic process of discovering, training, developing and promoting artists. We are able to identify and nurture high-quality artists early while avoiding substantial upfront investments.

        We have a proven track record of using highly engaging interactive entertainment experiences across multiple media formats to drive monetization. Our best-in-class live streaming content and innovative online-to-offline events and competitions have been highly effective in attracting, engaging and growing a vibrant base of paying users. Our online competitions give fans an opportunity to show their support to their favorite artists with gifts and provide our popular artists an opportunity to increase their earnings. Average daily time spent on our live streaming platform by all users has increased from 19.0 minutes for Machipopo in December 2016 to 35.5 minutes in December 2017, while paying users have increased from 10,748 to 26,964 representing a paying user ratio of 1.2% to 2.6% in the same respective periods. Average revenue per paying user per month on our live streaming platform has also increased to US$347.3 in 2017 from US$102.3 for Machipopo in 2016. In addition, our ability to understand, predict and influence viewers' tastes has enabled us to create a variety of successful products, including pop music albums, music videos, TV programs and variety shows.

        Our current structure is the result of a series of transactions that were completed in March 2017 between Machipopo, Inc., the entity that operates our live streaming business, and us, the successor of Paktor Pte. Ltd., the entity that operates our dating business. We have enjoyed significant growth since our current structure came into being. Machipopo received live streaming revenues of US$4.0 million in 2016, and our live streaming revenues were US$71.8 million in 2017 or US$82.4 million in 2017 on a pro forma consolidated basis. Our live streaming revenue in 2017 on a pro forma consolidated basis represented a significant increase of over 20 times from that of Machipopo in 2016. M17 recorded negative EBITDA of US$4.7 million in 2016 while Machipopo recorded negative EBITDA of US$9.4 million in the same year, and we recorded negative EBITDA of US$31.1 million in 2017. M17 recorded negative adjusted EBITDA of US$4.3 million in 2016 while Machipopo recorded negative adjusted EBITDA of US$8.7 million in the same year, and we recorded negative adjusted EBITDA of US$29.2 million in 2017.

Our Strengths

Leading Live Streaming Platform in Developed Asia

        We are the largest live streaming platform by revenue in Developed Asia with a market share of 15.5% in the fourth quarter of 2017, according to Frost & Sullivan. In our home market of Taiwan, we were ranked number one among all live streaming platforms in terms of revenue with a market share of 32.4% in the fourth quarter of 2017, approximately double that of our closest competitor. Taiwan is the sixth largest mobile app market globally by revenue, and our application 17 Media, is ranked second among non-gaming applications by revenue in Taiwan, according to Frost & Sullivan.

        We have successfully extended our market leadership in Taiwan to other Developed Asia markets. According to Frost & Sullivan, we are ranked No. 1 in Hong Kong in terms of revenue among live streaming platforms with a market share of 20.1% in the fourth quarter of 2017. In Japan, a market with high digital spending where live interactive entertainment penetration is still relatively low and expected to grow rapidly, according to Frost & Sullivan, we replicated our success in Taiwan by producing and distributing premium content capable of attracting high value customers. Since launching in Japan in August 2017, we have grown rapidly to become the second largest live streaming platform by revenue in the fourth quarter of 2017, according to Frost & Sullivan.

        According to Frost & Sullivan, live interactive entertainment content has begun to converge with other traditional media formats including TV, film and print, unlocking a massive and rapidly growing addressable market for us. We are driving this disruptive trend, and we believe our market leadership across Developed Asia positions us well to capture this opportunity.

Best-in-class Media and Entertainment Knowledge

        We are a tech-enabled entertainment company led by veteran media and entertainment executives. Our co-founders and core management team have over 20 years of combined experience managing top artists and producing high quality content in Asia, operating social and interactive entertainment platforms in Asia and globally. Our co-founder, Jeffrey Li-Tchen Huang, is a seasoned veteran in the entertainment business with an established fan base and deep relationships across Asia's entertainment industry. Mr. Huang began his career in the early 1990s as a successful artist who was a pioneer in bringing hip hop to Taiwan's music culture. He also founded the music label Machi Entertainment in 2003.

        Our unique knowledge of the media and entertainment business enables us to understand the industry's challenges. We have disrupted the traditional artist-agency model by creating a robust and systematic process of discovering, vetting, training, developing and promoting artists. We are able to identify and nurture high quality artists early while avoiding substantial upfront investments. We believe our "artist-first" approach offers a superior value proposition to artists compared to traditional agencies, which helps us attract and retain the best artists, enhancing their loyalty and stickiness to our platform.

        In addition, our ability to understand, predict and influence viewers' tastes has enabled us to create a variety of successful products, including pop music albums, music videos, TV programs and variety shows. We are one of the largest artist agencies in Developed Asia according to Frost & Sullivan. We grew our contracted artists from 2,977 in December 2016 to 5,414 in December 2017 in Developed Asia. We own substantially all of the content generated by our contracted artists, which provides us with a pipeline of valuable intellectual property. We believe our control over a large, high quality and diverse artist pool provides us with a competitive advantage that cannot be easily replicated by our competitors.

High Quality Content across Multiple Media Formats

        Our platform offers among the highest quality content in the live interactive entertainment industry in Developed Asia, as evidenced by our users' willingness to pay compared to our competitors. Our live streaming platform's average revenue per paying user was US$347.3 in December 2017. We provide continuous training and development opportunities to our contracted artists to help them produce quality content and ensure the longevity and commercial success of their careers while building personal brand appeal. We educate them on the use of professional microphones, sound effects, engaging gestures, visual aids and other tools and techniques to enhance their performance abilities and help them to better engage with users. Most content on our platform is PUGC, including approximately 77.6% of the content streamed on our live streaming platform during December 2017, which differentiates us from other live streaming applications.

        By leveraging our own PUGC and PGC production capabilities and strategic media partnerships, we offer high quality content across multiple media formats, including mobile and online, TV and film. For example, we discovered, assembled and developed a successful all-girl entertainment group, IVI Girls, from among our top artists. IVI Girls has gained strong traction on our mobile and online platform, produced popular music singles and videos, as well as appeared in TV commercials and drama productions. One of our strategic partners is Gala Television Corporation, or GTV, which develops and produces interactive content catered for mainstream TV audiences, further widening our addressable market. Our recent production, 17 Smart, was aired on GTV on Saturday prime time and achieved one of the highest audience viewership shares among new variety show pilots aired on cable TV in February 2018. The viewership rating was more than twice as high as the show it replaced. Viewership reached 304,000, averaging 19 minutes per view on the live broadcast and 272,000, averaging 16 minutes per view on the rebroadcast. In addition, the streamer contracts and agency agreements entered into with our artists provide us a steady pipeline of high quality PUGC and PGC.

Innovative and Effective Content Monetization

        We have a proven track record of using highly engaging interactive entertainment experiences across multiple media formats to drive monetization. Our best-in-class live streaming content and innovative online-to-offline events and competitions have been highly effective in attracting, engaging and growing a vibrant base of paying users. Average daily time spent on our live streaming platform by all users has increased from 19.0 minutes for Machipopo in December 2016 to 35.5 minutes in December 2017, while the paying user ratio has increased from 1.2% for Machipopo to 2.6% in the same respective periods. Average revenue per paying user on our live streaming platform per month has also increased from US$102.3 to US$347.3 in the same respective periods.

        We have organized a variety of innovative online competitions and offline events with different themes to incentivize users to increase their spending on our platform. These events and competitions encourage our users to spend money to buy and give gifts to their favorite artists in order to help them win the competitions. We provide recognition to the top spending users and winning artists on our platform. This allows top spending users and winning artists to gain greater media exposure, providing both with a sense of satisfaction and accomplishment. We further segment our competitions and events according to spending level and artistic categories, creating opportunities for a broad range of our users to win, thus increasing user participation and motivation to spend. Through gamifying the virtual gifting process and tapping into the competitive reward psyche of users and fans, we have successfully organized multiple events and competitions that have generated high user participation and substantial revenues.

        The popularity of these events and competitions has also attracted blue-chip corporate sponsors and advertisers to our platform. These sponsorships and advertising opportunities allow us to further monetize content across our platform and generate additional new revenue streams.

Vertically Integrated Entertainment Ecosystem Powered by Data Insights

        We have a strong presence across the entertainment value chain, positioning us at the forefront of a realignment of the entertainment industry across Developed Asia, starting with Taiwan. We operate a vertically integrated entertainment platform spanning the value chain, from artist discovery and management to content production, distribution and monetization. This allows us to better manage and control the end-to-end process and enables us to effectively capture valuable insights.

        Leveraging our technology capabilities, we collect and analyze data on users and artists across our platform, enabling differentiated data-driven decision making and operations. For instance, we have created a shorter, faster and more reliable feedback loop compared to traditional entertainment agencies. This drives more accurate insights into individual artist potential and development, enabling us to more predictably and effectively identify and groom top artists. Through improved user segmentation and targeting, we are also driving more precise marketing and monetization initiatives. In addition, data from our highly engaged user base enables us to refine our product offering and introduce new features to better anticipate and meet the diverse entertainment needs of our user community. This further strengthens the quality of our content and products and increases user engagement and spending, creating a self-reinforcing and virtuous cycle.

Proven Track Record of Extending Our Business Model across Developed Asia

        We have established a robust business model with proven economic sustainability. We have successfully replicated our business model across high value markets in Developed Asia, noticeably in Hong Kong and Japan, leveraging our proven talent management expertise, operational know-how and robust technology platform. In each of our markets, we have also successfully localized our approach, assembling and maintaining on-the-ground teams, researching local preferences and collaborating with strategic partners to complement our service offering. In Japan, we commenced operations in August 2017 and we achieved a leading market position in terms of revenue in the fourth quarter of 2017 according to Frost & Sullivan. Our number of active users in Japan reached 301,371 in December 2017, compared to 26,648 in August 2017. In addition, we had 1,907 contracted artists in Japan in December 2017, compared to 253 contracted artists in August 2017. The scalability of our platform and our proven ability to extend our business model across markets help us achieve a strong growth trajectory.

Our Strategies

Grow in Japan and Expand into New Markets

        We were the second largest live streaming platform in Japan by revenue in the fourth quarter of 2017, according to Frost & Sullivan, and Japan is therefore a market we focus on in Developed Asia. Japan is the largest media and entertainment market by advertising revenue in Asia and exerts strong cultural influence in Asia. We believe that we have a strong understanding of the Japanese market and culture, which has allowed us to achieve a strong position in the market in only a few months since we commenced operation in Japan in August 2017. Our continued success in Japan is critical to achieving our operating and financial forecasts. Our business partner for our Japan business, Hirofumi Ono, has a deep knowledge of the market, helping us to fundamentally disrupt the talent management and entertainment industry in Japan and rebalance the power between artists and agencies. This has resulted in a large number of high quality artists joining our platform in a short period of time. We had 1,907 contracted artists in Japan in December 2017. Our high quality artists have enabled us to acquire 4,674 paying users in Japan in December 31, 2017. We will continue to roll out our business and stage marketing campaigns to raise brand awareness, recruit more artists, form collaborations with local TV and music partners, enrich content offerings and enhance user monetization in Japan.

        Apart from Japan, we also plan to expand our business into South Korea in 2018. Similar to Japan, South Korea has a highly developed media and entertainment industry with expanding cultural influence across Asia and internationally. Furthermore, Japanese and Korean content is extremely popular across Asia and is highly marketable in other markets. As a result, we believe that our growth in South Korea and Japan will not only increase the number of our users from those markets but will also provide marketable content to our users in other markets.

Expand Content Offerings to Increase User Engagement and Loyalty

        Content is king for our business. Our ability to attract and monetize users depends on our ability to consistently provide high quality content on our platform. We intend to leverage our unique knowledge of the media and entertainment industry to broaden our spectrum of content offerings.

        We intend to continue our expansion into new content and PGC verticals, such as movies and TV content, to make entertainment more interactive across multiple media formats. We intend to produce this suite of content through both in-house production and collaborations with external production studios. We also plan to increasingly leverage the vast amount of user data collected on our platform to create targeted content catering to user tastes, refine and improve content and develop localized and relevant new content and services that meet the needs of our users.

Reinvent Traditional Media in Our Markets

        Traditional media, such as television and films, have dominated general entertainment for decades. Advances in internet speeds and the deepening penetration of personal tablet and smartphone devices have led to the proliferation of OTT, VOD and live streaming businesses. These technologies make it possible for consumers to watch video content in a variety of ways other than on television sets and in movie theaters, including anytime and anywhere on their personal devices and interact with the content in various ways.

        We believe that by making video content truly interactive and available on a mobile platform, we can redefine traditional entertainment media and bring about a new age of entertainment. We aim to create a diverse and rich content ecosystem that is dynamic, interactive and available through multiple formats. Television is dominated by general entertainment content and we believe our live streaming business model lends itself well to such entertainment content.

        We plan to selectively pursue opportunities to collaborate with, invest in or acquire traditional media content providers to expand our user base, enhance our content production capabilities and provide a larger stage for our artists to perform and develop into stars. We aim to focus on redefining the television and film industries, first in our home market of Taiwan and eventually in all of our markets.

Achieve Profitability by Increasing Monetization and Operating Leverage

        We intend to optimize our long-term monetization by leveraging our strengths in each of our business lines, our leading position in Taiwan and Hong Kong, as well as by growing our user base across existing and new markets in Developed Asia.

        We plan to increase revenue through more virtual gift offerings and membership subscription fees by offering more premium services and functionalities to our VIP users across our interactive entertainment platform. We believe special packages linked with differentiated services will further enhance user stickiness and membership conversion. In addition, we will continue to build our advertising business. Leveraging our technological capabilities, we aim to develop innovative and localized marketing solutions. We also plan to further expand vertically and monetize our video advertising business by potentially offering new features, including click-based advertising.

        Moreover, we intend to continue to control our revenue sharing fees and live streaming cost by negotiating the revenue sharing scheme with our contracted artists as well as by reducing the number of contracted artists who receive fixed salaries. We also plan to manage our costs by improving marketing efficiency.

Expand Our Artist Base

        Our business revolves around our ability to attract and retain high quality artists. Our deep understanding of the media industry and our track record of more than 20 years of combined talent management experience has allowed us to excel against our competitors in attracting the best artists. Our co-founder, Jeffrey Li-Tchen Huang, started Machi Entertainment in 2003 with an objective of returning the power back to artists from the agencies. We have worked tirelessly in building a business model which we believe is fair to the artists and the platform, creating a win-win situation.

        We will continue to dedicate our resources to nurture our artist pool by providing regular training for live streaming and career management services to artists in return for their commitment and sustained partnership. We will continue focusing on expanding our artist pool and leveraging our deep knowledge and connections in the industry to provide the best platform for our artists to develop into stars across Developed Asia.

Extract Synergies between Different Product Lines

        We intend to deepen the linkages and exploit the synergies between our live streaming business and other business lines, such as our dating platforms, e-sports, film production, and other business verticals. This will help us enhance our user experience and increase monetization potential.

        In the near term, we aim to integrate live streaming into our dating platform and enhance user experience on both platforms. Overlapping target user bases between our live streaming platform and online dating platform are expected to provide us with significant user traffic upside and achieve cross pollination of content and services. In addition, we plan to implement cross marketing across the two platforms to increase monetization of our user base. As we expand our businesses, we believe we can leverage our user data to more accurately predict user behavior and further monetize our user base.

Interactive Entertainment Value Chain

        We have a strong presence and influence across the entire value chain and we are redefining the entertainment experience across Developed Asia. The diagram below illustrates the value chain of our interactive entertainment business.

Our Value Propositions

        We are well-positioned in the value chain to support our artists and to satisfy the needs of our users.

To Artists

  •
  Leverage an integrated platform to showcase their talents in front of a large number of eclectic viewers.

  •
  Enjoy fame and popularity through various forms of user engagement and gifts.

  •
  Benefit from a wide range of talent training and career development assistance provided by professional talent management team.

  •
  Increase their earnings by participating in various online competitions and offline events.

To Users

  •
  Access to entertainment anytime and anywhere on our interactive entertainment platforms.

  •
  Enjoy diverse and high quality content provided by our talented and well-trained artists.

  •
  Interact and socialize with artists through authentic, real-time communication.

  •
  Being able to personally demonstrate appreciation to your favorite artists.

Our Interactive Entertainment Platform

        We capitalize on our knowledge of the media and entertainment industry and cutting-edge technology to develop a variety of applications for our interactive entertainment platform. Our interactive entertainment platform includes our live streaming application, 17 Media, as well as our main dating applications, Paktor, Goodnight and Down. All of our UGC, PUGC and PGC can be accessed via 17 Media. As of December 31, 2017, the number of users of our interactive entertainment platform was 32.6 million, an increase from approximately 29.5 million on January 1, 2017. We had 1.7 million active users in December 2017, an increase from 1.4 million in December 2016.

Our UGC and PUGC

        We use 17 Media to generate UGC and PUGC. Our application provides real-time streaming video shows from thousands of artists that display a wide variety of talents on our platform. On our live streaming platform, our artists showcase a wide range of talents through singing, instrumental, drawing, lifestyle sharing, make-up tutorials and many other types of performances. Our platform allows them to stream their performances at any time and from anywhere with an internet connection, be it their home, a classroom, a studio, a street corner or even a mountain top. Our platform allows anyone to stream and those who stream more frequently enjoy even more exposure to the public on our platform after they have been verified as frequent streamers by our content verification team. We sign streamer contracts with frequent streamers that we view as possessing star potential and provide them with training to enhance their performance skills. We teach them how to use professional microphones, sound effects, engaging gestures, visual aids and other tools or intangible techniques so that they can more fully and effectively interact with their audience. Most content on our platform is PUGC, including approximately 77.6% of the content streamed on our live streaming platform during December 2017, which differentiates us from other live streaming applications. For more details relating to our contracted artists, please see the section headed "—Our Artists."

        We understand the challenges facing the entertainment industry, including the gap between fans and artists because of our media and entertainment expertise. We seek to bring our users closer to their favorite artists by enabling users to interact and socialize with artists directly from their mobile devices by sending instant messages. Users can also purchase and send virtual gifts to artists on our platform, which can be converted into cash by the artists. By sending virtual gifts users can also help their favorite artists win competitions and events that we host. We also provide gamifying features, such as rewarding artists who achieve certain levels of popularity from their fans in order to promote their engagement with users. We believe that the ability of our users to interact with our artists directly, many of whom have tens of thousands of followers, is one of the most appealing functions of our platform and keeps many of our users engaged. As a result, our 17 Media application has grown quickly.

        Our users have the option of upgrading their experience on our platform by paying for VIP privileges, which allows them to enjoy special effects that are displayed when they enter live streaming rooms, use unique designs, fonts and animations for their comments in live streams and receive an exclusive VIP badge that confers a higher status and is visible to other users. In addition, users can bid to be the "guardian knight" of his or her favorite artist, allowing them to serve as a patron of the live streaming room and assist the artist in socializing with viewers by chatting with newcomers and encouraging them to stay and support the artist. In order to extend interaction when artists are offline, artists and viewers can post pictures with captions to record their daily lives on 17 Media. They can follow certain accounts or be followed, and the posts of the accounts they follow will show on their news feed.

        The 17 Media application is available on both iOS and Android, and is built with a functional interface that enables access to our live streaming rooms and online TV programs. The following is a screenshot of the application:

Our PGC

        17 TV.    We generate PGC as a variety of online TV programs that are available on our 17 Media application and through our 17 TV website. We produce proprietary online TV programs, including cooking shows, singing performances, fortune teller shows, entertainment and celebrity news shows, fashion shows and sports shows, many of which are hosted by our popular artists. We also work with partners to produce online TV shows. For example, we invite established artists, celebrities and top singers to participate in our live streaming variety shows to interact with our users and also to work with our artists to generate high-quality PGC. All of these online TV programs are interactive and viewers can participate by communicating with hosts and guests via instant messages, providing the shows with more dynamic and rich content. We produced 598 hours of original PGC from June 2017, when we started offering PGC products, to December 2017.

        17 Music.    We embed a music platform, 17 Music, on our 17 Media application. 17 Music is a platform on which our professional artists sing or play instruments in our live streaming rooms and interact with users by responding to their song requests and receiving virtual gifts from users. Some artists write their own songs and share the stories behind them with users and sometimes get their inspiration for new music through user feedback.

        17 Music also allows producers to discover highly talented musicians. We work with a number of prestigious record producers to identify talented singers and performers. These producers periodically visit our live streaming rooms and award virtual medals to the singers they believe have potential to succeed as musicians. Virtual medals are exhibited in the live streaming rooms to invite more users to watch their performances. We sign agency contracts with these artists and make music singles for them. We also work with record labels to create events that promote both our artists and their contracted singers. For example, we may invite record label singers to be judges in our music competitions, with the winners eligible to be part of the music videos of the judges. Record label singers are incentivized to participate in such collaborations because of the opportunities for them to attain greater public exposure on our platform.

        TV Programs and Films.    We work with a number of content providers, such as Machi Entertainment, The DOW Cultural & Creative Co., B2 Studio and Cool Japan TV, to produce TV programs and films. In March 2016, we worked with B2 Studio to offer a reality show on CTI Television in which we followed our artists participating in a series of talent trainings and competitions in Taiwan and South Korea, eliminating one artist each week. This show was hosted by famous actors and singers, Zijiao Huang and Rongjia Liu, and ran for 13 episodes. Our artists also live streamed during the competitions, and we gave prizes bi-weekly to those who gained the most new fans on our live streaming platform. Each of the winners added 1,000 to 2,000 new fans bi-weekly, which in turn enlarged the user base of our live streaming platform. We also work with TV stations, such as GTV, to develop interactive TV programs, the first of which aired in February 2018, followed by another in April 2018. We offer different endings to each story and viewers will be able to control how the story ends by responding to a poll through an interactive TV device.

E-Commerce and Advertising

        17 Store.    Our 17 Media application also features an e-commerce website, 17 Store, which was launched in November 2017. We invite talented artists to host our live home shopping channel, which helps us convert live streaming viewers into active buyers. This attracts advertising customers to both place advertisements on our live streaming platform and sell their products via our e-commerce platform. Through 17 Store customers place orders and make payments on our platform, after which we promptly notify the vendors of the order. Our vendors are in charge of shipping the products ordered by customers. We settle with our vendors each month by transferring to them the full amount paid by purchasing customers, less our commission fee. For post-sale service, customers contact vendors directly if they have any problems relating to the products. We do not hold any inventory and are not responsible for any product returns or warranties. We focus on selected product and service categories, such as cosmetics and electronics, because users of our live streaming platform are generally younger and interested in these products. Our friendly shopping environment is supported by integrated payment capabilities, including ECPay and Shopline, to facilitate quick and convenient payments. As a result, our e-commerce application has experienced significant growth in users since its launch.

        Advertising Services.    Due to the recognizable success of our interactive entertainment business, from time to time corporate clients seek our assistance on advertising activities, in particular, event management and planning. For example, in October 2017, a software company engaged us to promote their products and our artists participated in its commercial exhibition hosting the marketing activities. In May 2017, a music label engaged us to promote its contracted artists and we designed online competitions that allowed its artists to interact with audiences in live streaming rooms to gain more public exposure. We also invited their contracted artists to participate in our TV shows and offline events.

Our Artists

        Artists are the content producers of our platform and the talent of our artists is one of the key features that differentiates us from our competitors. We aim to empower our artists by offering them a superior value proposition compared to traditional entertainment companies and agencies, which in turn helps us attract top talent and enhances their loyalty and stickiness to our platform. To this end, we leverage our talent management expertise to provide our artists with talent training and career development. We serve as a curator of our artists and provide our contracted artists with training to help them succeed. We assign each of our contracted artists an agent who helps them by watching their streaming and giving them constructive advice. We teach them how to use professional microphones, sound effects, engaging gestures, visual aids and other tools and techniques to better engage with their audience.

        We sign streamer contracts with artists who we believe have star potential and pass our content verification team's assessment. These contracts are negotiated on a one-on-one basis. In general, the contract sets forth the streaming duration per day and revenue sharing economics. However, some contracted artists enjoy fixed salaries while others share a certain percentage of revenue; some are bound by an exclusivity clause while others are not. The terms of the contract are determined based on the artist's popularity, track-record, talent, profession and revenue generation potential, among other terms. The contract also provides for a bonus if the contracted artist reaches a certain threshold of streaming hours and virtual gifts received. It also allows the contracted artist to participate in our marketing activities and offline events, and also binds the contracted artist to our content protection, confidentiality and other company policies and agreements. In December 2017, we had a total of 5,414 contracted artists on our platform, including 2,617 in Taiwan, 1,907 in Japan, 307 in Hong Kong and 583 in other Asian countries. In December 2017, 68.3% of our artists who streamed for more than ten hours that month had signed streamer contracts with us. During December 2017, approximately 77.6% of the content streamed on our live streaming platform was PUGC from contracted artists.

        Our artists begin streaming on our platform because they believe they have unique talents that they want to display and share with others. These talents include singing, playing musical instruments, creating artwork, sharing travelling tips and experiences, giving shopping advice, conducting tutorials on applying make-up, telling stories and a wide variety of other talents. Each stream features a different artist showcasing their unique talents and is accessible to anyone in the world with an internet connection. Artists interact with viewers by responding to their instant messages, performance requests and by receiving virtual gifts. We also have celebrities constantly streaming on our platform, such as Sijia Wang, who hosts a talk show on our platform in which she often invites her celebrity friends on as guests. During the month of December 2017, each of our top 100 contracted artists on average live streamed for 2.6 hours per day.

        Artists are attracted to our platform because we provide them the opportunity to generate significant personal income, gain fame and a wide fan base, and get involved in other areas of the entertainment industry. Our artists can generate personal income through the virtual gifts that they receive from their viewers, which can be converted into real currency. Our most talented and popular artists can also use our platform as a springboard into the traditional entertainment industry. For example, we work with a number of prestigious record producers to identify talented singers. These producers periodically visit our live streaming rooms and award virtual medals to the singers they believe have potential to succeed as musicians. Virtual medals are exhibited in the live streaming rooms to invite more users to watch their performances. We also serve as a talent agency and sign agency agreements with our artists. We strive to help our artists gain the attention of various producers and other players within the entertainment industry, and have successfully placed talent with music studios, advertising campaigns and television shows, for which we receive commissions. For details of our agency agreements, please see the section headed "—Our Agency, Advertisements and Original Programming."

        We believe that our business model is disrupting the traditional entertainment industry by allowing anyone with talent to display their talents, cultivate a following, make a living and capitalize on the potential to take their talents further.

Case Studies

        Street performer.    One of our artists is a singer that performs on the street and received tips from pedestrians passing by. His work space was limited to touristy places where crowds gathered, and he could only collect enough tips from his limited audience to support himself during weekends or holidays. With the help of 17 Media, now when he sings on the street, he sets up his live streaming equipment, allowing him to leverage our live streaming platform to perform to an audience from other parts of the world. He attracts more than 10,000 viewers in his live streaming room each time he performs. In addition, online audiences usually are more willing to pay because they have more time to appreciate his talent than passersby, and with our platform they can also easily share his performance with friends and follow him to enjoy his future performances. Due to word-of-mouth referrals among street performers, we have seen more of such performers joining our live streaming platform in order to reach a wider audience and increase their earnings.

        Girl group.    In the past, developing and launching a successful girl or boy group often required several rounds of auditions in large competitions in front of a professional panel of judges. Even then, success was not guaranteed as there was never any certainty that the general public would like the group as much as the judges did. Using the 17 Media platform, we can easily identify potential stars with little additional investment on our part. We recently selected four outstanding artists with a wide fan base and developed a girl group, "IVI Girls." We signed an agency agreement with them and have assisted them with producing music singles and videos, modeling in TV commercials and securing acting roles in Chinese TV dramas. For example, IVI Girls has made three music singles, "Undercover," "You" and "All For Love," and they acted as spokesmodels for the sports drink Pocari Sweat.

Competitions and Events

        In order to motivate our artists and users, we provide recognition to the top 100 artists and top 100 spending users on our platform daily and monthly in each region as measured by gifts received, gifts given, likes received and viewers, and announce the rankings on the 17 Media bulletin board. In addition, we organize regular online competitions and offline events to maintain the momentum on our live streaming platform.

        Online Competitions.    We design a variety of competitions with different themes to provide incentives for artists to engage with users and earn virtual gifts. Our online competitions give fans an opportunity to show their support to their favorite artists and provide our popular artists an opportunity to increase their prize earnings. We have observed that the majority of gift giving on our platform happens in response to online competitions and are thus a critical component of the success of our platform. In December 2017 alone, we organized a number of competitions, including the New

Year's Countdown, Shine in Shibuya, Interior Design Award, MTR Star and KTV Queen. In the New Year's Countdown, for example, artists competed for virtual turntables given by users, and the top 15 artists won free trips to cities that host famous New Year countdowns, such as Dubai, New York, Sydney, Prague and Osaka. The winners then live streamed their trips to their fans, including their New Year countdowns. In Shine in Shibuya, artists competed for virtual gifts and the top 20 artists won free trips to Shibuya, Japan. In addition, we engaged professional photographers to shoot and print posters of these artists and placed them in advertising spots in Shibuya, Japan. In KTV Queen, we cooperated with a popular female singer to identify talented singers on our live streaming platform. She periodically visited our live streaming rooms and gave special virtual tokens to the singers that made an impression on her. Winners participated in her music video and went on a TV show with her.

        Offline Events.    We organize large offline events every quarter, such as our Christmas Castle Party and Chinese New Year Party, in conjunction with online competitions. Although we have standard operating procedures for each of the offline events, our events team is tasked with creating and implementing creative ideas that are unique and tailor-made to each event with the goal of raising the profile of our brands and popularity of our artists. Our events create monetization opportunities for our platforms. We usually have between 200 and 300 attendees at each event. These events are designed to encourage our artists to showcase their talents through live performances as well as to motivate fans to provide our artists with more support in a fun, live and competitive setting. For example, in December 2017, we held a Christmas Castle Party in a ballroom in Taipei. In order to be invited to the party, artists had to be on our top 100 list in terms of virtual party invitations received from the users. We divided these 100 artists in three teams to compete with each other at the party. Artists live streamed the entire party while the party host invited artists to participate in games and performances on stage, and at the same time, invigorated the competitive atmosphere among artists and their respective fans. An artist could receive hundreds of virtual gifts in the last minutes of the competition. We awarded individual prizes and team prizes, such as virtual points and luxury items, to artists.

        In addition, we create opportunities for VIPs and top spenders to network with their favorite artists on our platform. We invite VIPs and top spenders to the offline events and allow them to engage in a variety of activities with our artists. They can meet their favorite artists in person and create a bond with them, which in turn will likely increase their support for the artist going forward.

Pictures from Our Christmas Castle Party in December 2017

        We also organize large award ceremonies to show appreciation to our top artists and take the opportunities to provide services to our strategic partners, in particular, record labels. For example, in May 2017, we organized a Golden Feather Award in Taipei, Taiwan, and worked with a music label to make this event a success. We invited popular label singers, including A-Lin, Matzka, Joanna Wang, Eve Ai, Kala, J. Sheon and Maggie Chiang from Taiwan and EXID and Crayon Pop from Korea, to join our award ceremony. These label singers performed at the award ceremony and gave prizes to our top artists. They also live streamed what happened at the ceremony backstage on 17 Media to share the fun and excitement with our live streaming application users. Moreover, through the award ceremonies we create an engaging environment to motivate our artists to model after their idols and pursue their dreams of being a professional artist.

Dating Services

        We operate three main online dating applications, Paktor, Goodnight and Down, that provide matching and dating services to our users. Paktor serves our Taiwan, Singapore and South Korea markets, Goodnight serves our Taiwan market and Down serves our United States market. All applications enable users to search profiles and be matched with other users according to our proprietary algorithm. While Paktor and Down users communicate with others by sending text messages and virtual gifts, Goodnight users communicate with matched users only by voice, without seeing a picture or otherwise visually interacting with the other user. We organize our database according to the information on a user's profile and use our proven algorithm to help match users with other users that have similar or compatible interests and characteristics. We monetize our users by charging them for virtual gifts and subscription fees for advanced services, including the options to view additional pictures and know who has shown interest in them.

        In addition, we aim to integrate our live streaming platform into our online dating applications. To this end, we started to provide Goodnight users with live streaming entertainment in January 2018, and we expect to expand this function to other online dating applications. They receive free virtual points by sending their introductory instant messages to other persons that they do not know in order to break the ice or participating in our popular "guess about him/her" function to help users get to know each other in a more interesting way.

        We also provide offline matchmaking services in Singapore and Taiwan. Our membership packages include scheduled dates, image consulting and dating coaching.

Our Agency, Advertisements and Original Programming

        We seek to identify talented artists to attract more viewer traffic. To this end, we capitalize on our knowledge of the media and entertainment industries embodied by our co-founder, Mr. Jeffrey Li-Tchen Huang, who has been an entertainment veteran for over 20 years, and leverage his effective talent scouting and management approach. In addition, we operate a leading talent management and entertainment production house, Unicorn Entertainment, which is actively involved in the discovery and management of talent across Taiwan. Our in-house agents identify and bring to our platform artists that we believe have the potential to develop into bona fide stars. Our agents identify new talents in a variety of venues, including concerts and festivals, vacation spots, sports events and retail shops. We also scout via social media platforms such as Facebook and Instagram, and enter into cooperation agreements with other model agencies under which their models live stream on our platforms.

        We develop, support and retain talented artists for a career in the entertainment industry. We sign agency agreements with select artists and provide them with training and opportunities. They can sharpen their skills by hosting our online TV programs and live shopping channels. In addition, we enter into agency agreements with those who show exceptional potential in becoming future stars. These agreements are negotiated on an individual basis. Under the agreement, contracted artists can only take performance jobs that we introduce, except for those with compensation not exceeding a certain amount. The agreement provides for the commissions we are entitled to receive and the royalties we are obliged to pay to our contracted artists. We are entitled to the intellectual property rights derived from any of our contracted artists' performances, such as copyrights and portrait rights. The agreement also binds the contracted artist to our content protection, confidentiality and other company policies. The agreement will be automatically extended for one year upon expiration unless any party objects. As of December 31, 2017, we had agency agreements with seven individuals and 76 third party agents, whose artists recorded music singles, modeled in TV commercials and acted in dramas and movies.

        We are devoting more resources toward the development, production, marketing and distribution of original programming, including TV dramas for our interactive entertainment platform and films. We believe that original programming can help differentiate our service from other offerings, enhance our brands and thus attract and retain users.

Monetization Opportunities

        We primarily generate revenue from paying users, artists and advertisers. As users continue to unlock the full potential of our platforms, we believe we will have more varied and increasing opportunities to monetize our assets.

Monetization from Our Interactive Entertainment Platform

        Revenue from our live streaming business primarily consists of users' payments for virtual points and a share of the value of virtual gifts received by artists on our live streaming applications.

        Users purchase virtual points on our platform, which they can then use to purchase virtual gifts from our platform and gift them to artists in order to express their support and get attention from their favorite artists. The prices of these points range from 100 points per U.S. Dollar to 14,000 points per 100 U.S. Dollars on Apple App Store. Virtual gifts are available in a wide variety of values and packages and can cost our users anywhere from approximately US$0.40 to US$6,000. Users have diverse payment options to buy virtual points, including in-app purchases on Apple App Store, and Google Play, cash, third-party online channels such as Paypal, as well as through prepaid card channels such as GASH and Mycard.

        In order to drive monetization, we organize offline events every quarter that are designed to motivate fans to provide our artists with more support in a fun, live and competitive setting. We have a proven track record of organizing highly engaging competitions and events that provide significant monetization opportunities. We believe that these events result in significant increases in our live streaming revenue.

        Revenue from our online dating business primarily consists of subscription fees and virtual gifts on our online dating applications. While all of our users can enjoy our complimentary services such as browsing profiles, receiving matches and chatting with matches, we charge users subscription fees for advanced services, including the options to view additional pictures and know who has shown interest in them. Users can also purchase and give virtual gifts to users that they want to impress. Our revenue from our offline dating business primarily consists of fees for membership packages which include scheduled dates, image consulting and dating coaching.

Monetization from Our Agency, Advertisements and Original Programming

        We also generate revenue from agency agreements we enter into with our artists, advertising arrangements with advertisers as well as entertainment activities we design for our corporate customers. Under the agency agreements, we share approximately 60% of the compensation received by our artists for their offline performances, such as their casting in movies and commercials, concerts they give and their participation in variety shows.

        Our revenue from e-commerce primarily consists of commissions received from third party vendors and our revenue from our advertising services primarily consists of advertising service fees from strategic partners.

        For our original programs, we expect to generate revenue from ticket sales from our movies, the first of which we will release in the future and from sharing advertising fees with television networks from our TV programs, including the first of which we aired in February 2018 and the second that will air in April 2018. In the future, we may also receive licensing fees from our TV programs. We do not expect revenue from these sources to be significant in the near term.

Technology

        We had a dedicated team of 118 highly skilled engineers, computer scientists and technicians as of December 31, 2017. We have accumulated extensive experience in image processing, real time voice and video streaming, high concurrent connections, load balancing, distributed systems, data capture, data security and big data analysis during the process of developing our platforms. We use Google Firebase to collect user profiles, user location, user behavior and other personal data from our users in order to better understand our users and their needs and to support our big data analysis for more targeted services such as interest- or location-based user groups and mobile marketing services.

        We invest significant resources into our research and development, focusing on improving the multi-media functionalities of our various platforms, improving user experience, and increasing monetization. We are focused on ensuring the delivery of high quality video and voice data over the internet. For live voice- or video-enabled communications, any data packet loss and jitter, or delay in transmission, is often immediately noticeable to users. Therefore, we devote significant resources to maintaining and developing a creative combination of multiple voice- and voice or video streaming quality assurance mechanisms to minimize any data loss or jitter. In addition, we utilize Datadog, a third party Software-as-a-Service, or SaaS, to monitor our system metrics, including the loading of virtual gifts, response time or latency between data sending and receiving, CPU loading, queries per second, error rates and other key metrics.

        We cooperate with third party providers for cloud storage and content distribution network, or CDN, infrastructure. We order cloud services from third party providers, such as Amazon Web Services and Google Cloud Platform, for data storage, computing and management, and the providers maintain a virtual infrastructure to keep our data available, accessible and safe. We rely on CDN operators to deliver internet content, including web objects (text, graphics and script), applications (e-commerce and portals), live streaming media, on-demand streaming media and social networks, to our users. We engage multiple CDN operators to prevent disruption to our operations if any technical problems arise. We have built a one-stop integrated network which synchronizes the services provided by our internet service providers, CDN operators and cloud service providers. This integrated network enables us to efficiently and effectively maintain a high quality and high speed live streaming platform. Through this network, we are able to optimize the speed of CDN services by routing certain traffic to another network to avoid traffic congestion so as to ensure our live streaming quality, especially on an offline event where 200 to 300 artists are streaming in the same place at the same time.

Content Management and Monitoring

        We take content management and monitoring seriously by conducting a three-pronged approach consisting of a dedicated monitoring team, advanced technology and corporate policies. We have a dedicated team based in Taipei, Taiwan, reviewing and handling content on our platforms across Developed Asia for compliance with applicable laws and regulations. Our team monitors all live streaming rooms 24 hours a day, seven days a week to ensure that our platforms create a friendly environment without inappropriate content or offensive material.

        Our monitoring team closely monitors our artists, with more attention on new joiners, and promptly suspends access to those that engage in inappropriate use of our platform. The team is aided by proprietary software and technology, called Sky Eye, to monitor and screen UGC against a spam list, a list of keywords and behaviors that we have determined are likely to be indicative of inappropriate content or activities. Content that violates our policy or contains offensive materials are filtered by our technology and cannot be successfully delivered or posted on our platforms. We also utilize Google Vision API to automatically monitor pictures, photos and graphics on our platforms. By leveraging these technologies, we are able to detect and remove offensive materials quickly from our platforms. Our live streaming platform was once removed from the Apple App Store and Google Play for approximately two months in October and November 2015 and three months from May to August 2013, due to inappropriate content detected on our platform. We immediately took remedial action and have not been removed from either of these distribution platforms since then. We also monitor our online dating applications closely because government authorities are concerned that illegal solicitations might be made on an online dating platform. For risk factors relating to content management and monitoring, please see the section headed "Risk Factors—Risks Related to Our Business and Industry— Artist and user misconduct and misuse of our platform and inappropriate and indecent information disseminated on our platform may adversely impact our brand image, affect our business and subject us to liabilities."

        Our corporate policy requires an artist or a user to accept our terms of use during the registration process. In order to gain access to our platform, both artists and users must provide us with registration information that is authentic and correct, promise that they will not impersonate other people on our platform and that they assume responsibility for any losses or injuries that that they may cause if they engage in the inappropriate use of our platform and services.

Marketing

        In 2015, when we launched 17 Media, Mr. Jeffrey Li-Tchen Huang invited his friends in certain entertainment circles to live stream themselves on our platform. We attracted a significant number of viewers at launch and many of them have stayed with us ever since. We also leverage his industry contacts to develop our talent pool as well as strategic partnerships. In addition, we employ a variety of marketing activities to promote our platforms, including advertising on social network media, search engines and web portals, cooperating with application distributors, as well as organizing offline events. We raise our brand awareness among both audiences and artists who look for gaining more exposure through various media.

        We not only market our platforms but also our artists. We market through both traditional outdoor media, such as billboards, banners and posters and social network media. In particular, artists who win our online competitions are given priority with respect to obtaining advertising spots. We also employ performance-based marketing to reach a large number of internet users on Google AdWords, Twitter, Facebook, Instagram and other popular online platforms. Performance-based marketing helps us to identify paying users by monitoring and analyzing their online behaviors.

        In addition, we have tailor-made marketing strategies for each of our markets. For example, in Taiwan, we are looking to enhance our brands by leveraging our scale and leading market position. In Japan, we market to increase our scale.

        We believe the most efficient form of marketing for our platforms is still through word of mouth referrals and repeat user visits, which are ultimately driven by us providing users with a superior user experience. We believe we have built and will continue to build a large community of loyal users. We enjoy network effects and virtuous cycles among our various platforms. We believe that the more users use our platforms, the more vibrant our social ecosystem becomes and the greater the value of our platforms to our users, which in turn attracts even more users to our platforms. For example, we currently own an e-Sports team, Machi Esports, that competed in a number of tournaments such as the League of Legends Master Series and Rift Rivals. We operate an e-Sports platform and use social media to share e-sports-related content, such as in-depth tournament reporting, live score updates and player introductions. We leverage our e-Sports platform to enlarge our user base by marketing and promoting our live streaming platform and related events on our e-Sports platform. On our online dating platforms, we provide easy access to our live streaming platform in order to promote our live streaming platform and thus reach a wider user base among our various platforms.

Customer Service

        We have a dedicated team of 25 customer service personnel as of December 31, 2017, 22 of which are based in Taipei, Taiwan. Our customer service personnel provide support through online communication channels, such as instant messages on our platforms. Our customer service team helps our users with issues they encounter on our mobile platform, gathers feedback on how to improve our services and receives customer complaints and suggestions. Users can also contact our payment representatives regarding any issues they encounter when making a payment. We have not received any major complaints from our users since the launch of our platforms. In June 2017, Market Intelligence & Consulting Institute conducted a survey among 1,500 users in Taiwan. According to the survey, 17 Media ranked first among live streaming applications, excluding social media applications such as Facebook and Instagram, in terms of user satisfaction. This survey took into account of a number of factors, including as volume of free content, user-friendly interface, variety of programs, diverse interactive communication modalities and the number of popular artists.

Intellectual Property

        We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in Taiwan and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others.

        As of December 31, 2017, we had registered 16 domain names, including 17.media, m17.asia and www.gopaktor.com, and other copyrights and nine trademarks in Taiwan and overseas. We are in process of applying for ten trademarks in Taiwan and overseas.

Competition

        We are subject to intense competition from providers of similar services as well as potential new types of online services. We operate in multiple markets, in particular, Developed Asia. Our competitors across multiple markets primarily include YY, Bigo Live, UpLive and MeMe Live. In addition, there are a number of single market players that we compete with in each market, such as AfreecaTV in South Korea and Showroom in Japan. We believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our user base, our ability to adjust to rapid advancements in technology and consumer tastes, our ad targeting capabilities, market acceptance of our mobile marketing services, our marketing and selling efforts, and the strength and reputation of our brands. For risk factors relating to our competitiveness in the industry, please see "Risk Factors—Risks Related to Our Business and Industry—Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business. We may fail to compete effectively, and we may lose users and advertisers and become less effective in engaging platform partners."

Employees

        As of December 31, 2017, we had 545 full time employees, including 390 employees in Taiwan, 17 employees in Hong Kong, 58 employees in Singapore, 47 employees in Japan and 33 employees in other Asian countries.

        The table below sets forth the numbers of employees categorized by function as of December 31, 2017:

Function	Number of full-time employees	Percentage
Sales and marketing personnel	256	47.0
Customer service personnel and agents	25	4.6
General and administrative personnel	146	26.8
IT and R&D personnel	118	21.7

Total	545	100.0

        As required by laws and regulations in Taiwan, Japan, Singapore and Hong Kong, we participate in various employee social security plans, including pension, labor insurance (including ordinary insurance and occupational accident insurance), national health insurance. We are required to make contributions to such employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For example, under the Labor Standards Act and the Labor Pension Act of Taiwan, we are required to contribute no less than 6% of an employee's monthly salary into a specific account as part of such employee's pension; under the Labor Insurance Law of Taiwan, we should withhold and pay for the social insurance premium for our employees aged between 15 and 65 years. In addition, under the National Health Insurance Law of Taiwan, we are required to pay for a certain statutory percentage of our employees' health insurance premium. We typically enter into standard confidentiality and employment agreements with our management and service development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment, provided that we pay compensation equal to a certain percentage of the employee's salary during the restriction period.

        We provide allowances to our employees for their occupational training, gym memberships, medical check-ups and reimbursement of their phone bills. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Properties

        Our headquarters and our principal service development centers are located in Taipei, Taiwan. We have 13 offices in Taiwan, Hong Kong, Singapore, Japan and other locations throughout Developed Asia. We have leased an aggregate of approximately 6,152 square meters of office space in Taiwan, Hong Kong, Singapore, Japan, Korea and Malaysia as of December 31, 2017.

Insurance

        We do not maintain property insurance, business interruption insurance, general third-party liability insurance or key-man insurance. For risk factors relating to our insurance policies, please see the section headed "Risk Factors—Risks Related to Our Business and Industry—We have no business insurance coverage."

Legal Proceedings

        We are involved in, and may in the future be involved in, various legal or administrative claims and proceedings arising in the ordinary course of business. In August 2017, Heat Wave Media, which operates another live streaming application, UP Live, initiated a lawsuit against us in the Taipei District Court alleging that we poached artists from its live streaming platform and sought compensation for damages amounting to approximately US$0.7 million. We intend to vigorously defend against this lawsuit. With the exception of these proceedings, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. For risk factors relating to legal or administrative proceedings, please see "Risk Factors—Risks Related to Our Business and Industry—Claim, allegations, lawsuits, government investigations and other proceedings against us, our management or our artists may harm our reputation and have a material and adverse impact on our business and results of operations."

REGULATION

        This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Taiwan, Singapore and Japan. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, intellectual property rights, consumer protection, interactive entertainment business (including live streaming operation, e-commerce and online dating operation), offline matchmaking operation, internet business, information technology, payment processing, advertising, data protection, protection of minors, anti-money laundering and terrorism financing and employment and labor.

Taiwan

Regulations on Foreign Investment

        Foreign investments in Taiwan are governed by the Statute for Investment by Foreign Nationals, last amended on November 19, 1997. Foreign investors may invest by holding shares issued by a Taiwanese company, contributing to its registered capital, establishing a branch office, a proprietary business or a partnership in Taiwan, or providing loans to the invested business for a period exceeding one year, provided that the business items of the invested Taiwanese company are not in a negative list promulgated by the Ministry of Economic Affairs of Taiwan, or the MOEA, from time to time.

Financial Support Provided by Offshore Entities

        According to the Statute for Investment by Foreign Nationals, last amended on November 19, 1997, offshore entities can provide loans to any Taiwanese companies that such offshore entities do not hold any equity interest in without any approval from government authorities, subject to certain foreign exchange approval requirements in connection with the remittance of foreign currency in excess of certain amount by Taiwanese entities. There is no maximum limitation on the amount of loans a Taiwanese company may receive from an offshore entity. However if the annual remittance aggregate amount exceeds US$50 million, it may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Moreover, based on current laws and regulations, there is generally no limitation on guarantees made by an offshore entity to a Taiwanese company. Nevertheless, if an offshore entity has been recognized by the MOEA as foreign company, it shall be subject to the restriction of guarantee described in Article 16 of the Taiwan Company Act, which provides that a company shall not act as a guarantor of any nature, unless otherwise permitted by any other law or by the articles of incorporation of the company.

Regulations on Dividend Distributions

        Except under limited circumstances, a Taiwan company will not be permitted to distribute dividends or make other distributions to shareholders in any given year for which it did not record net income or retained earnings (excluding reserves). The Taiwan Company Act also requires that 10% of annual net income (less prior years' losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of each Taiwan company.

        Under laws of Taiwan, our Taiwan branch is, instead of being an independent business entity, a branch institution established after we are recognized by the MOEA for conducting Taiwan business. As a branch is not a subsidiary, it is not entitled to distribute dividends or make other distributions to us and can only remit the profits to us in accordance with the regulations on foreign exchange control after making the payment of tax for the income from sources in Taiwan.

Regulations on Foreign Exchange

        Foreign exchange matters are generally governed by Taiwan Foreign Exchange Regulation Act, last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions on March 27, 2017, in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$16,869) or more or its equivalent in foreign currency.

        Under existing laws and regulations, foreign exchange approvals must be obtained from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis. A single remittance by a company with an amount of over US$1 million shall be reported with the documents in support of the accuracy of sych report. In addition, remittances by a company whose annual aggregate amount exceeds US$50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

Regulations on Information Technology and Intellectual Property Rights

        Taiwan does not have a specific statute with respect to the regulations governing information technology. The related regulations are mainly dispersed within the Electronic Signatures Act promulgated on November 14, 2001. The main purpose of the Electronic Signatures Act is to encourage the use of electronic transactions, ensure the security of electronic transactions, and facilitate the development of electronic commerce. According to the Electronic Signatures Act, documents may be maintained in electronic form, and an electronic signature may be used with the consent of the other party.

        Intellectual property rights are protected primarily through the Copyright Act (last amended on November 30, 2016), the Patent Act (last amended on January 18, 2017), the Trademark Act (last amended on November 30, 2016) and the Trade Secrets Act (promulgated on January 30, 2013) in Taiwan.

The Consumer Protection Act

        According to Article 17 of the Consumer Protection Act, or CPA, competent authorities at the central government level may designate certain industries and set forth by public notice the mandatory and prohibitory provisions of standard contracts to be used by the enterprises in such industries. Articles contained in the standard contracts of a company in such industries in violation of the content set out in the mandatory and prohibitory provisions announced by the competent authorities shall be deemed null and void. According to Article 16 of the CPA, if the validity of such standard contracts can be upheld without the null and void portions, the remaining parts of the contracts shall still be valid. Notwithstanding the above, if a standard contract is obviously unconscionable to one of the parties, the entire contract shall be deemed null and void.

        According to Article 56-1 of the CPA, if a standard contract used by a company is in violation of the mandatory and prohibitory provisions of standard contracts announced by the competent authorities and the company fails to rectify the non-compliance within the period of time ordered by the competent authorities, an administrative fine ranging from NT$30,000 (US$1,012) to NT$300,000 (US$10,121) may be imposed on it. If the company still fails to rectify such non-compliance within the period of time ordered by the competent authorities, consecutive administrative fines ranging from NT$50,000 (US$1,687) to NT$500,000 (US$16,869) may be imposed on it. The administrative fine may be imposed repeatedly for continuous failure to rectify the non-compliance.

Regulations on Interactive Entertainment Businesses

Regulations on Live Streaming Operations

        According to Article 46 of The Protection of Children and Youths Welfare and Rights Act, as amended on December 16, 2015, or the Children Protection Act, the Company is required to self-regulate and remove and delete the harmful contents to children upon the notification of the competent authority or under the condition without the foregoing self-regulation.

        In addition, UGC is subject to the Copyrights Act. As an internet service provider, we are not liable for any copyright infringement by the users, if we: (i) remove or block access to the contents or information in connection with any such copyright infringement in accordance with the Copyright Act or other applicable laws; (ii) in good faith, remove or block access to the contents or information in connection with any such copyright infringement by the users upon the awareness of such infringement. Besides, in respect of PUGC if the contents provided by our contracted artists who are one of our employees violate the copyright owned by any others, we may have joint liabilities with such infringing contracted artists if we fail to prove that we have performed our duty of care of supervision.

Regulations on E-commerce

        In our e-commerce business, vendors are in charge of shipping the products ordered by customers and customers contact vendors directly if they have any problems relating to the products. We do not sell any products or services directly in our e-commerce business.

        However, under the Consumer Protection Act, or the CPA, a business operator may be deemed as a "trader" for providing the business in designing, producing, manufacturing, importing or distributing goods, or providing services. The scope of traders is wide under the CPA and we may be obliged to abide by the requirements in relation to its relationship with its consumers of e-commerce, including the requirements indicated in the mandatory or prohibitory provisions for contract of adhesion of retail industries conducting e-commerce trading and the requirement to provide the 7-days return period. Other than the obligation of "trader", we shall be responsible to our advertisements on such products or services in our e-commerce business to avoid the false or misleading advertisements.

        Further, our e-commerce business is also subject to the Fair Trade Act and we shall not advertise our products or services in the misleading or false way or sell the products or services which may infringe others' trademark or names, hurt the competition of market and be harmful to the fairness of trading order.

Regulations on Online Dating Operations

        There are currently no specific regulations, laws and government support measures related to the dating industry in Taiwan.

Regulations on Internet Business

        Taiwan regulatory authorities have drafted and announced the Digital Communication Law (Draft) in November 2017. Under which the digital communication refers to the transmission of the sound, image, word, data or other information through cable, wireless, satellite, or any other electronic transmission device. Digital communication service supplier is imposed of disclosure obligation on information required by the authorities, such as the business details and terms and conditions of use with the required contents, including but not limited to the privacy policy and report, notice and complaint mechanism. The suppliers are also obligated to establish a proper plan for data security and mechanism for controlling inappropriate content or other tortious acts in accordance with applicable laws, such as Personal Information Protection Act. If a supplier fails to comply with the abovementioned regulations and the users suffer the damage arising from such violation of laws, it may be subject to the compensation claims raised by the users and the investigation initiated by the authorities.

        The Digital Communication Law (Draft) would exempt internet service providers from the legal consequence of tort liability to the information provided by users if they are not aware of such infringement and take proper measures to address such problems; the internet service providers could only be responsible for the information they provide. However, the copyright infringement would only be exempted from the legal consequence of copyright infringement under the satisfactions of Article 90-4 to 90-12 of Copyright Act since the Copyright Act prevails in such condition. We still need to comply with the regulation under Copyrights Act.

Regulations on Offline Matchmaking Operations

        According to the Fair Trade Act, last amended on June 14, 2017, we shall not promote our offline matchmaking business in the false or misleading way. Also, we shall not inflate our member number and the quality of our member to market our business.

        The competent authority may order the violator to suspend or correct its conducts that are in breach of the forgoing, or adopt necessary corrective measures in a given period. In addition, the violator may be imposed of an administrative fine in the amount of between NT$50,000 (US$1,687) and NT$25 million (US$843,455). If the violator fails to follow such order in the given period, the competent authority may make the orders multiple times and impose an administrative fine in the amount of between NT$100,000 (US$3,374) and NT$50 million (US$1.7 million) each time until the violator complies with such order.

Regulations on Payment Processing

        We have taken multiple ways of payment processing of our users in our live streaming, online dating and e-commerce businesses, such as payment through credit card, apple store, web ATM, ATM and convenient store. We have engaged Smartpath Digital Technology Co., Ltd. and Soft-World International Co. to provide the payment processing services.

        Under the Act Governing Issuance of Electronic Stored Value Cards, last amended on January 31, 2018, in the event the products provided by the Company is deemed as an "electronic stored value card", which means an IC chip, card, certificate or other forms of debt obligation that uses electronic, magnetic or optical means to store monetary value and performs the function of data storage or computing, and is used for multiple payment purposes, the Company may be required to comply with the requirements therein, such as obtaining the approval of the competent authorities before providing such products. Pursuant to a certain criminal judgement of Year 2014, an "electronic stored value card" is limited to physical vehicles such as Smart Card or IC Card. Based on such decision, in the event the Company is providing the products in virtual forms instead of physical forms, we may not be required to comply with the requirements under the Act Governing Issuance of Electronic Stored Value Cards; however, such judgment is still subject to the review of its higher court.

        Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015 and effective as of May 3, 2015, an "electronic payment institution" means a company approved by the competent authority to accept, through a network or electronic payment platform, the registration and opening of accounts by users to keep track of their deposit and transfer records, and also uses electronic equipment to convey the receipt or payment of information to engage in certain e-commerce businesses in the capacity of an intermediary between payers and recipients, including the following businesses: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) transferring funds between e-payment accounts, and (iv) other businesses approved by the competent authority. However, a company which only engages in the business of collecting and making payments for real transactions as an agent and the total balance of funds it collects/pays and keeps does not exceed NT$1 billion (US$33.7 million) in the average daily amount of a year is not considered an electronic payment institution. Therefore, in the event our e-commerce business in Taiwan is (i) not conducting any business as above, or (ii) merely conducting the business of collecting and making payments for real transactions as an agent and the total balance does not exceed the maximum amount under the Act Governing Electronic Payment Institutions, our payment processing may not be considered an "electronic payment institution" in Taiwan and is free from abiding by the requirements provided therein.

Regulations on Advertising

        According to the Fair Trade Act, our e-commerce business may be deemed as the testimonial and endorsement advertisement. Where we know or should have known such testimonial or endorsement is or may be misleading but still make such advertisement available, we shall be jointly liable with the owner of the advertised products or services for any damages arising therefrom. The competent authority may order the violator to suspend or correct its conducts that are in breach of the forgoing paragraph, or adopt necessary corrective measures in a given period. In addition, the violator may be imposed of an administrative fine in the amount of between NT$50,000 (US$1,687) and NT$25 million (US$843,455). If the violator fails to follow such order in the given period, the competent authority may make the orders multiple times and impose an administrative fine in the amount of between NT$100,000 (US$3,374) and NT$50 million (US$1.7 million) each time on the violator until the violator complies with such order.

Regulations on Data Protection and Information Security

        The main regulation governing the protection of personal data in Taiwan is the Personal Information Protection Act, last amended on December 30, 2015. The Personal Information Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user's consent, as appropriate. Data subjects should also be informed of their rights under the Personal Information Protection Act and how they can exercise such rights. Our live streaming, online dating and e-commerce businesses are required to comply with the Personal Information Protection Act while collecting, processing and using the personal information of our users. Failure to comply with the Personal Information Protection Act will give rise to fines and criminal liability. In addition, a non-government agency shall not collect or process specific personal information unless it is for a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

The Act for the Protection of Children and Youth Welfare and Rights

        According to Article 46 of the Children's Protection Act, internet platform providers who provide connections to internet platforms, shall (i) observe the online behavior of children; (ii) establish and implement a complaint reporting mechanism; (iii) progress and review the content classification regime; (iv) establish and progress the adoption of filter software; and (v) adopt a self-discipline mechanism. Also, internet platform providers shall remove and delete all harmful content to children upon notification of the competent authority or under the condition without the foregoing self-regulation. Our live streaming, online dating and e-commerce businesses are required to comply with the Children's Protection Act.

        The competent authority may impose an administrative fine ranging from NT$60,000 (US$2,024) to NT$300,000 (US$10,121) on an internet platform provider who fails to remove and delete the harmful content and may order the internet platform providers to rectify the non-compliance within a given period. The administrative fine may be imposed repeatedly for continuous failure to rectify the non-compliance.

        In addition, it is forbidden to distribute or transmit any harmful contents that may cause damage to children or youths' mental or physical health through the internet. If anyone fails to adopt any specific and feasible protective measure or fails to comply with the protective mechanism set by the internet platform supplier, and thus causes the children or youths have access to such harmful contents, the competent authority may impose an administrative fine in the amount of between NT$100,000 (US$3,374) and NT$500,000 (US$16,869) on the violator, publish the violator's name and order him/her to cure such breach in a given period. If he or she fails to make any correction in the given period, he/she may be punished multiple times for his/her multiple violations. In the circumstance of material violation, the competent authority may order the violator to suspend his/her business for a period of between one month and one year.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

        According to the Money Laundering Control Act of Taiwan, which was last amended on December 28, 2016, the scope of the definition of money laundering has been widened to include the following behaviors: (i) knowingly disguises or conceals property or property interests obtained from a serious crime or transfers or changes the specific gain from criminal actions to assist others to escape from criminal indictment; (ii) covers or hides the nature, source, flowing, location, ownership, disposition and other interest of gains of a particular crime; and (iii) receives, possesses or uses the gain of a particular crime. We will continue to closely monitor regulatory developments in order to continue to comply with the anti-money laundering and prevention of terrorism financing regulations.

Regulations on Labor

        According to the Labor Standards Act of Taiwan, which was last amended on January 31, 2018 and will become fully effective on March 1, 2018, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying-off employees. Only when the employer is to be dissolved due to transactions under the Merger and Acquisition Act can such employer terminate the employment agreements with the employees that are not offered employment by the surviving or assigned company. Under the Labor Standards Act and the Labor Pension Act of Taiwan, Taiwan subsidiaries are required to contribute no less than 6% of an employee's monthly salary into a specific account as part of the employee's pension for the employees. Under the Labor Insurance Law of Taiwan, employers should withhold and pay for the social insurance premium for employees aged between 15 and 65. In addition, under the National Health Insurance Law of Taiwan, employers are required to pay for a certain statutory percentage of the employees' health insurance premium.

Singapore

Regulations on Foreign Investment

        An offshore entity may extend a loan to a Singapore company under Singapore law. Such a loan is not subject to the licensing and other requirements under the Moneylenders Act of Singapore. An offshore entity may also generally provide guarantees or other financial support in favor of a Singapore company under Singapore law.

Regulations on Dividend Distributions

        The governing legislation for the distribution of dividends in Singapore is the Singapore Companies Act. Under Section 403 of the Singapore Companies Act, a company incorporated in Singapore may not pay dividends except out of profits, and any profits of a company applied towards the purchase or acquisition of its own shares in accordance with sections 76B to 76G of the Singapore Companies Act and any gains derived by the company from the disposal of treasury shares shall not be payable as dividends.

Regulations on Information Technology

Regulation of Internet Content

        The Broadcasting Act of Singapore prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority. The Infocomm Media Development Authority is the regulator of the information, communications and media sectors in Singapore. The Broadcasting Act, through the Broadcasting (Class License) Notification, sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider includes a corporation which provides any program for business purposes on the internet.

        Internet Content Providers are in general mandated to be automatically class licensed without any need to make specific applications to the Infocomm Media Development Authority, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony or offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as suspension or cancelation of our license, or fines.

Regulations on Stored Value

        The Monetary Authority of Singapore oversees payment systems and stored value facilities in Singapore under the Payment Systems (Oversight) Act of Singapore. Stored value facilities are prepaid instruments that can be used as a means of making payment of goods or services up to the amount that has been stored in the instrument and available for use under the terms and conditions applying to the facilities. A stored value facility may either be single purpose or multi-purpose in nature. A single purpose stored value facility may only be used to pay for goods and services provided by its holder, whereas a multi-purpose stored value facility may be used to pay for goods and services provided by its holder and other parties. Approval of the Monetary Authority of Singapore is not generally required for the operation of a stored value facility other than a widely accepted store value facility, although the holder of the stored value facility is required to comply with the Payment Systems (Oversight) Act and its associated regulations.

        Pursuant to the Payment Systems (Oversight) Act, holders of single purpose stored value facilities are required to comply with its requirements and provide the Monetary Authority of Singapore with all information relating to the stored value facility as may be requested. While there are obligations imposed on holders of stored value facilities under the Payment Systems (Oversight) Act regarding labeling requirements and limits on the stored value threshold, depending on circumstances, the Payment Systems (Oversight) (Exclusion of Single Purpose Stored Value Facilities) Order and the Payment Systems (Oversight) (Exemption) Regulations exempt such obligations from applying in respect of single purpose stored value facilities.

        In addition, the holder of the stored value facility will need to comply with the Monetary Authority of Singapore's Notice PSOA-N02 on the prevention of money laundering and countering the financing of terrorism. Pursuant to this and amongst various things, the holder of such stored value facility must perform due diligence measures to establish and verify the identity of the user; notify the Monetary

Authority of Singapore at least 10 business days prior to the commencement of operations of the stored value facility, file an annual submission to the Monetary Authority of Singapore, and maintain documentation on transactions relating to the stored value facility; implement internal policies to report suspicious transactions to the Suspicious Transactions Reporting Office and to help prevent money laundering and terrorism financing.

Regulations Relating to Online and Mobile Commerce

        In Singapore, the Electronic Transactions Act of Singapore recognizes the validity and enforceability of electronic transactions and the use of electronic contracts. The traditional legal principles of contract, as established by common law, would continue to apply to and govern electronic contracting in Singapore. This would apply to our online operations and e-commerce marketplaces.

Regulations on Consumer Protection

        There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of live streaming operations or e-commerce operations.

        The Unfair Contract Terms Act of Singapore generally regulates exclusion clauses and limitation of liability clauses in most consumer and standard form contracts. Amongst other things, the Unfair Contract Terms Act prohibits the exclusion or restriction of liability for death or personal injury caused by negligence in all contracts. It also prevents sellers/service providers from excluding or limiting their liability for a breach of contract, unless it is reasonable for them to do so. The Unfair Contract Terms Act also circumscribes the limitation of liability in relation to certain implied terms in respect of goods purchased.

        The Consumer Protection (Fair Trading) Act of Singapore sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act includes persons who promote the use or purchase of goods or services which we do through our live streaming and e-commerce platforms. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

        The Consumer Protection (Trade Descriptions and Safety Requirements) Act of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act are subject to criminal liability.

Regulations on Online Dating Operation

        The dating industry is regulated by a governmental body under the Ministry of Social and Family Development known as the Social Development Network, or SDN. This organization works closely with both the public and private sectors to promote social interactions among singles in Singapore, and monitors accredited dating agencies to ensure that they comply with the relevant standards. Although no license is required to set up a dating agency and accreditation is voluntary, the SDNTrust Accreditation framework, comprising a Code Professional Conduct and Accreditation Criteria and Standards for dating agencies, benchmarks dating agencies against standards of professionalism and service delivery. Accredited agencies are supported financially to help improve their business operations on project basis, as well as to leverage on their marketing channels to push their brands to more singles. All accredited dating agencies under the SDNTrust Accreditation can be found on the Registry of Dating Agencies, which provides information about the status and validity of their accreditation. The SDN also conducts regular checks on accredited agencies to ensure that they comply with standards, and has the power to take disciplinary action against accredited agencies that do not meet those standards.

        Further, there are laws criminalizing the facilitation or provision of sexual services to other persons in return for payment or reward. Illicit activities that take place beyond our online platforms without our knowledge could result in reputational risks and liabilities.

        While there is no direct law or regulation targeting the offline dating industry specifically, relevant regulations will include the Personal Data Protection Act 2012 of Singapore, the Singapore Code of Advertising Practice and the Consumer Protection (Fair Trading) Act of Singapore. We have made official declaration of compliance with these regulations during our accreditation process, with checks and balances set in place to ensure that we continue to keep our operations within the boundaries of these Acts.

Regulations on Offline Matchmaking Operations

        There are no direct laws or regulations targeting offline matchmaking operations, which are similar to offline dating agencies. The relevant regulations will include the Personal Data Protection Act 2012 of Singapore, the Singapore Code of Advertising Practice and the Consumer Protection (Fair Trading) Act of Singapore.

Regulations on Data Protection and Information Security

        The Personal Data Protection Act 2012 of Singapore governs the collection, use and disclosure of the personal data of individuals by organisations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out, among other things, the following nine data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data.

  (i)
  Consent Obligation. An organisation must obtain the consent of the individual before collecting, using or disclosing his personal data for a purpose.

  (ii)
  Purpose Limitation Obligation. An organisation may collect, use or disclose personal data about an individual only for purposes that a reasonable person would consider appropriate in the circumstances and, if applicable, have been notified to the individual concerned.

  (iii)
  Notification Obligation. An organisation must notify the individual of the purpose(s) for which it intends to collect, use or disclose the individual's personal data on or before such collection, use or disclosure of the personal data.

  (iv)
  Access and Correction Obligations. An organisation must, upon request, (i) provide an individual with his or her personal data in the possession or under the control of the organisation and information about the ways in which the personal data may have been used or disclosed during the past year; and (ii) correct an error or omission in an individual's personal data that is in the possession or under the control of the organisation.

  (v)
  Accuracy Obligation. An organisation must make a reasonable effort to ensure that personal data collected by or on behalf of the organisation is accurate and complete if the personal data is likely to be used by the organisation to make a decision that affects the individual concerned or disclosed by the organisation to another organisation.

  (vi)
  Protection Obligation. An organisation must protect personal data in its possession or under its control by making reasonable security arrangements to prevent unauthorised access, collection, use, disclosure, copying, modification, disposal or similar risks.

  (vii)
  Retention Limitation Obligation. An organisation must cease to retain documents containing personal data, or remove the means by which the personal data can be associated with particular individuals as soon as it is reasonable to assume that (i) the purpose for which the personal data was collected is no longer being served by retention of the personal data, and (ii) retention is no longer necessary for legal or business purposes.

  (viii)
  Transfer Limitation Obligation. An organisation must not transfer personal data to a country or territory outside Singapore except in accordance with the requirements prescribed under the Personal Data Protection Act 2012.

  (ix)
  Openness Obligation. An organisation must implement the necessary policies and procedures in order to meet its obligations under the Personal Data Protection Act 2012 and shall make information about its policies and procedures publicly available.

        In addition, each organisation is required to appoint at least one data protection officer to assist the organisation in complying with the Personal Data Protection Act 2012.

        A failure to comply with any of the above can subject an organisation to a fine of up to S$1 million (US$748,335) per breach.

        The Personal Data Protection Act 2012 established a national Do Not Call Registry, and imposes various obligations on organisations in relation to their sending of marketing messages to Singapore telephone numbers. A breach of the Do Not Call requirements in the Personal Data Protection Act 2012 may result in administrative sanctions and criminal penalties.

        We are required to comply with the provisions of the Personal Data Protection Act 2012. For example, we would need to obtain consent from our customers and inform them of the applicable purposes before collecting, using or disclosing their personal data.

        Arising from the protection obligation in the Personal Data Protection Act 2012, we would need to put in place sufficient robust measures to protect such personal data in our possession or control from unauthorised access, loss or damage.

Regulations on Intellectual Property Rights

        The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization's Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

        Pursuant to the Copyright Act of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author will automatically enjoy copyright protection as soon as he creates and expresses an original work in a tangible form. There is no need to file for registration to obtain copyright protection. Copyright works sent over the internet or stored on web servers are treated in the same manner as copyright material in other media. Original content distributed via our platforms would qualify for such copyright protection, for example, as literary works, artistic works and/or cinematograph films. The Copyright Act additionally allows content rights holders to apply directly to the courts for an injunction to block websites which clearly and flagrantly infringe copyright.

Trademarks

        Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

Spam Laws

        The Spam Control Act, as administered by the Infocomm Media Development Authority, regulates the sending or receiving of unsolicited bulk commercial electronic messages, or "spam", in Singapore. It applies to emails and text messages which have a Singapore link, for example, if the electronic message originates in Singapore; the sender of the electronic message is physically present in Singapore; or the sender is an entity with central management and control in Singapore. Hence, an organisation headquartered in Singapore would need to comply with the requirements of the Spam Control Act should that organisation choose to send bulk commercial electronic messages within the scope of the Spam Control Act.

        In this regard, we would be deemed to be sending bulk electronic messages if we send: (a) more than 100 electronic messages containing similar subject matter in a 24 hour period; (b) more than 1,000 electronic messages containing similar subject matter in a 30 day period; or (c) more than 10,000 electronic messages containing similar subject matter in a 1 year period. If we send electronic messages in bulk, we will have to comply with certain obligations and requirements set out in the Spam Control Act. Without limiting the generality of the foregoing, we must ensure that the electronic messages have an 'unsubscribe facility' or 'opt-out' function; that the recipient be removed from any mailing list within 10 business days after submitting an opt-out request; and that the electronic messages comply with labelling requirements. Any person who suffers loss or damage as a result of contravening electronic messages being sent will be entitled to institute legal action, and the court may grant injunctions, damages or statutory damages.

Protection from Harassment

        The Protection from Harassment Act of Singapore protects persons against harassment and harmful social behavior such as cyber bullying and unlawful stalking, as well as the publication of false statements of fact about any person. A victim of harassment may apply for a protection order if he or she is able to show, inter alia, that the perpetrator of harassment, through threatening, abusive or insulting communication, has: (i) caused harassment, alarm or distress to the victim through the intention to use or make any threatening, abusive or insulting communication; or (ii) caused the victim to believe that violence will be used or provoked against him or her.

        Where a protection order has been granted by the Singapore courts under the relevant provisions of the Protection from Harassment Act in relation to online harassment that has been perpetrated via our online platforms, we may be required to take down the offending communication on our e-commerce platforms. We may also be required to comply with any other conditions set by the courts.

        Further, where false statements of fact have been published on our online platforms, the subject individual may apply to the Singapore courts to block the publication of such false statements of fact.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

        The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the retention of such benefits.

        The Terrorism (Suppression of Financing) Act 2002 of Singapore, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction to be duly disclosed for the purpose of reporting to the Suspicious Transaction Reporting Office and failure to do so is an offence.

        Singapore also gives effect to various resolutions of the Security Council of the United Nations including in relation to sanctions against designated persons from certain jurisdictions. These are contained in various pieces of subsidiary legislation to the United Nations Act of Singapore, such as the United Nations (Anti-terrorism Measures) Regulations, United Nations (Sanctions-Yemen) Regulations 2015 and United Nations (Freezing of Assets of Persons—Sudan) Regulations 2006. Breaches of these subsidiary legislation may subject one to criminal liability.

Regulations on Labor

        The Employment Act of Singapore generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of "employee" under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than or equal to S$750 (US$561) a month, the employer's contribution rate is 17% of the employee's wages. The Ministry of Manpower has, on January 18, 2018, launched a month-long public consultation exercise to seek feedback on areas being considered in the review of the Employment Act, including the extension of core provisions of the Employment Act, such as public holiday and sick leave entitlements, payment of salary and allowable deductions and redress for wrongful dismissal, to all employees and additional protection for more vulnerable employees.

Japan

Regulations on Dividend Distributions and Proceeds of Sale

        Under the Foreign Exchange Regulations (as defined below), dividends paid on, and the proceeds from sales in Japan of, shares held by exchange residents outside Japan may generally be converted into any foreign currency and repatriated abroad.

Regulations on Consumer Protection

        In order to protect the interests of consumers, the Consumer Contract Act of Japan provides, among other things, that consumers are permitted to rescind their offer or acceptance of execution of a contract with certain business operators including us, when such offer or acceptance was made due to their misunderstanding or certain unfair acts by such business operators, and that any clauses in a contract with business operators that exempt business operators from liability for damages or otherwise unfairly harm the interests of consumers are nullified, in whole or in part.

        Further, the Act against Unjustifiable Premiums and Misleading Representations of Japan regulates acts by certain business operators including us which are likely to interfere with consumers' voluntary and rational decision-making on transactions of goods and services. Under the act, such business operators are generally prohibited from provision of money or other economic gains as a means of inducing customers. Also, misleading representations by such business operators in connection with the transaction of goods and services with consumers are also prohibited. Violation of any of the prohibitions provided in the act could result in imposition of surcharges on the relevant business.

Regulations on Interactive Entertainment Businesses

Regulations on Social Network Operations

        The Act on the Limitation of Liability for Damages of Specified Telecommunications Service Providers and the Right to Demand Disclosure of Identification Information of the Senders of Japan regulates communications services providers that circulate electronic information publicly through the internet. Our portal services are subject to such regulations. While this act limits the scope of liability of such services providers that in the event of violation of the right of any third party as a result of circulation of electronic information in connection with their communications services, it requires such services providers to disclose certain information related to those who engage in such infringement.

Payment Services Regulations

        The Payment Services Act regulates prepaid payment instruments. Because we issue such prepaid payment instruments, we must comply with certain requirements, including an obligation to deposit or enter into certain guarantee or trust agreements for at least 50% of the total amount of unused amounts or credits represented by the instruments issued as of the end of either the first or third quarter of any year, if such total amount is more than ¥10 million (US$88,739); an obligation to refund any remaining amount of money or virtual currencies if we stop selling prepaid cards, and general restrictions on refunds in other situations; and an obligation to secure any private information obtained in connection with our prepaid cards and virtual currencies. We may be subjected to administrative or criminal sanctions if we fail to fulfill such obligations.

        We must also file a notification with the director of the competent local finance bureau of the Ministry of Finance if our prepaid payment instruments can be used to purchase goods or services that are offered by ourselves or other closely related parties, including our affiliates. We issue such instruments, [and we have filed such a notification with the Director of the Kanto Local Finance Bureau], or KLFB. The Director is authorized to issue a business improvement order or business suspension order, or cancel our registration if we fail to comply with such regulations.

        The Payment Services Act also regulates funds transfer services. [We are required to register and have registered with the Director of the KLFB.] We must also comply with certain other requirements, including an obligation to deposit or enter into certain credit guarantee or trust agreements for the greater of ¥10 million (US$88,739) or the full amount of our outstanding obligations as service provider payable to transferees in Japan plus the costs associated with exercise of their rights as creditors of our funds transfer service. The Director of the KLFB is authorized to issue a business improvement order, a business suspension order or cancel our registration if we fail to comply with such regulations.

Regulations on Foreign Exchange

        The Foreign Exchange and Foreign Trade Act of Japan regulates certain types of international transactions including payments, capital transactions and inward or outward direct investments. Under the act, we, as a funds transfer service provider under the Payment Services Act of Japan, are obligated to follow certain procedures in order to confirm the identity of our customers in connection with the transfer of our funds to overseas or non-Japanese residents.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

        Under the Act on Prevention of Transfer of Criminal Proceeds, which addresses money laundering and terrorism concerns, financial institutions and other entities such as funds transfer service providers under the Payment Services Act are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions.

Regulations Regarding Privacy and Protection of Personal Information and User Data

        The Act on the Protection of Personal Information and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this act, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain the security of such information. We are also restricted from providing personal information to third parties. An amendment to this act was put into full effect on May 30, 2017, including establishment of a new regulatory authority and introduction of new regulation on handling of anonymous personal data and transfer of personal information to foreign countries.

Regulations on Intellectual Properties

        The Copyright Act of Japan provides authors' rights with respect to works and performances, phonograms, broadcasts and cablecasts. In Japan, copyright works are protected under the act without registration by their authors, and therefore the live interactive videos of artists broadcasted on our platform are generally protected by the act. On the other hand, when such videos infringe the copyrights of other persons, we as a platform provider, could be liable for damages if our acts or omissions relating to such infringement by the relevant artists are deemed to constitute infringement by themselves.

Regulations to Protect Minors

        The Act on the Establishment of Enhanced Environments for the Youths' Safe and Secure Internet Use of Japan regulates an administrator of servers publicly accessible through the internet, or the specified server administrator, aiming to protect youths under the age of 18. Under this act, if the specified server administrator learns of any situation where harmful information that materially impairs the sound growth of youths has been provided, or it makes such information available to the public through the internet by the use of its servers, it will be required to make efforts to take measures to prevent youths from accessing such information. The specified server administrator is also required to engage in efforts to establish a system to receive information or inquiries from the public regarding any harmful information it sends, and to prepare and keep records of any measures that it has taken to prevent underage access to harmful information.

Regulations on Labor

        Japanese labor-related laws including the Labor Standards Act and the Labor Contracts Act of Japan generally provide employees falling within their ambit with broad protections such as in respect of employment agreement, compensation, termination of employment, working hours, holidays and rest days and accident compensation. In particular, termination of employment is strictly regulated in Japan, and a dismissal which lacks objectively reasonable grounds and is not considered to be appropriate in general societal terms is treated as an abuse of rights and therefore is deemed invalid.

MANAGEMENT

Directors and Executive Officers

        The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Joseph Jiexian Phua	33	Director and Group Chief Executive Officer
Jeffrey Li-Tchen Huang	45	Director and Non-Executive Chairman
Akio Tanaka	47	Director
Zhijian He	41	Director
Chihoon Hyun	39	Director
Joseph Li-An Huang	40	Director
Shang-Hsiu Koo	37	Group Chief Financial Officer
Jing Shen Ng	33	Paktor Chief Executive Officer

        Joseph Jiexian Phua has served as our director since February 2017 and group chief executive officer since March 2017, and served as chief executive officer of 17 Media from October 2016 to January 2017. Mr. Phua co-founded Paktor Pte. Ltd. in 2013 while completing his M.B.A. at the University of Chicago, and served as chief executive officer of Paktor Pte. from 2013 to November 2017. He previously held positions in the consulting and banking industries, at McKinsey & Company and Citigroup, and spent a few years in luxury retail with Da Vinci Asia, based in Shanghai and Beijing, China, from May 2008 to April 2011, where he oversaw nationwide operations for the company's fine watch and jewelry businesses. Mr. Phua holds an M.B.A. degree from the University of Chicago's Booth School of Business and a bachelor of science in finance from the Leonard N. Stern School of Business, New York University.

        Jeffrey Li-Tchen Huang is the founder of Machipopo, Inc. and has served as our director and non-executive chairman since February 2017. Mr. Huang is a serial entrepreneur and an A-List celebrity in Taiwan. He was a member of the music groups LA Boyz and Machi, and has released more than 15 albums throughout his career. He also has experience in acting, directing and producing several TV series, movies and music videos. In recognition of his achievements, Mr. Huang has received several awards from the entertainment industries in Taiwan and Hong Kong and has taught courses on digital music design at Shih Chien University in Taipei. Mr. Huang also serves as a member of management at Machi Entertainment Group, Club PRIMO and the Machi E-Sports.

        Akio Tanaka has served as our director since March 2017 and a director at Machipopo, Inc. from October 2015 to March 2017. Mr. Tanaka is also serving as an independent director of a private Taiwanese company and currently is a board director of two other private Taiwanese companies. Mr. Tanaka is the co-founder and managing partner of Infinity Venture Partners since 2008. Mr. Tanaka invests and co-founds early stage ventures in Asia, specializing in consumer internet, media, and SaaS platforms. Mr. Tanaka previously co-founded Groupon Japan and Farfetch Japan. Mr. Tanaka was formerly the head of venture investment program for Adobe in Asia and was responsible for Adobe's corporate venture investment in Greater China, Japan, and India. Mr. Tanaka holds a master's degree and a bachelor's degree, both in urban geography, from the University of British Columbia, Canada.

        Zhijian He has served as our director since March 2017 and a director at Machipopo, Inc. from October 2015 to March 2017. Mr. He currently holds the position of chief operating officer of Prometheus Capital and has more than 12 years of experience in accounting, financial analysis and PE investment. Mr. He focuses on investing in growth stage companies. In addition to making financial and strategic investments, he also provides value-added services such as M&A advisories and operational advices to the portfolio companies. Prior to joining Prometheus Capital, Mr. He held senior positions at Vertex Venture Holdings, Prax Capital, the Development Principles Group and Ernst & Young.

Mr. He holds a master's degree in accounting and finance from the University of Leeds and a bachelor's degree with a double major in both Accounting and Finance from the Guangdong University of Foreign Studies.

        Chihoon Hyun has served as our director since March 2017. Mr. Hyun currently works at KTB Network serving as an investment director to lead Sino-Korea investments. Capitalizing on more than 12 years of investing experience, Mr. Hyun has built a wide network of entrepreneurs in both China and Korea. His primary interest area includes IT, consumer applications and culture and entertainment sectors. Prior to joining KTB Network, Mr. Hyun served as an investment manager at IMM Investment where he managed a movie investment fund and other investments at growth stage in Korea. Prior to joining IMM Investment, Mr. Hyun started his career as an investment banker at CLSA. He holds a bachelor's degree in economics from Yonsei University, Korea.

        Joseph Li-An Huang has served as our director since August 2017. Mr. Huang is a venture partner and head of Taiwan for Infinity Venture Partners serving as the head of Taiwan, a member of the investment team and a venture partner. Mr. Huang's fields of investments include internet and mobile industries and disruptive technologies and his focus has been on brands, media and entertainment. Mr. Huang was formally a partner in Ability Venture Capital and the co-founder of Gameamba. Mr. Huang possesses intimate knowledge in digital imaging, gaming and entertainment. A serial entrepreneur Mr. Huang has built several startups in gaming, toys, and media. Mr. Huang holds a M.B.A. degree from IESE Business School and a bachelor's degree in Asian American Studies from the University of California, Santa Barbara.

        Shang-Hsiu Koo has served as the chief financial officer of Paktor since November 2016 and our group chief financial officer since March 2017. Prior to joining us, Mr. Koo served as a chief financial officer of NASDAQ-listed Jiayuan.com International Ltd. (NASDAQ: DATE) from December 2010 to June 2016. Mr. Koo was an equity research analyst at Piper Jaffray from June 2010 to December 2010 and a vice president at data analytics startup CapitalVue from December 2008 to June 2010. Prior to joining CapitalVue, Mr. Koo served as an equity research analyst covering China online game and internet media at Oppenheimer & Co. from February 2008 to December 2008. Mr. Koo led and built a China-focused investment research platform at Pacific Epoch from June 2004 to December 2007. Mr. Koo holds a master's degree in economics from Boston University and bachelor's degrees in electrical engineering and economics from the University of Illinois at Urbana Champaign.

        Jing Shen Ng is a co-founder of Paktor Pte. Ltd. Mr. Ng has served as chief executive officer of Paktor Pte since November 2017 and as chief technology officer of Paktor Pte. Ltd. since August 2013. Prior to working at Paktor, Mr. Ng founded Restless, a platform for users to browse, search and book activities online, in Singapore in February 2012. From October 2009 to December 2011, Mr. Ng was a software engineer at Amazon.com, where he was part of the team that re-architected the backbone of Amazon's first cloud computing service. Mr. Ng holds a bachelor's degree in computer science from the University of Michigan.

Board of Directors

        Our board of directors will consist of                        directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the [New York Stock Exchange Listed Company Manual][Listing Rules of the NASDAQ Stock Market], a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of                        ,                         and                         , and will be chaired by                        .                         ,                         and                         satisfy the "independence" requirements of [Section 303A of the New York Stock Exchange Listed Company Manual][Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the [New York Stock Exchange][NASDAQ Global Market] and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that                        qualifies as an "audit committee financial expert" within the meaning of the SEC rules and possesses financial sophistication within the meaning of the [New York Stock Exchange Listed Company Manual][Listing Rules of the NASDAQ Stock Market]. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  periodically reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

  •
  reporting regularly to the full board of directors;

  •
  reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

        Compensation Committee.    Our compensation committee will consist of                        ,                         and                         , and will be chaired by                         .                         and                        satisfy the "independence" requirements of Section 303A of the [New York Stock Exchange Listed Company Manual][Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market]. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

  •
  reviewing the total compensation package for our employees and recommending any proposed changes to our management;

  •
  reviewing and recommending to the board with respect to the compensation of our directors;

  •
  reviewing annually and administering all long-term incentive compensation or equity plans;

  •
  selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person's independence from management; and

  •
  programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

        Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will consist of                        ,                         and                         , and will be chaired by                        .                         and                        satisfy the "independence" requirements of [Section 303A of the New York Stock Exchange Listed Company Manual][Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market]. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

  •
  identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

  •
  reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

  •
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

        Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

        We expect to enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of our board of directors does not affect the executive's position, willful disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer's material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

        Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence and assign to us all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer's employment with us that are either related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to perform his or her duties to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customers, clients, representatives or agents, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

        We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Interested Transactions

        A director may, subject to any separate requirement for audit committee approval under applicable law or the [New York Stock Exchange Listed Company Manual][Listing Rules of the NASDAQ Stock Market], vote in respect of any contract, proposed contract, arrangement or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract, proposed contract, arrangement or transaction is disclosed by such director at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

        In 2017, we paid an aggregate of US$1.0 million in cash and benefits to our executive officers and our non-executive chairman, and we did not pay any compensation to our other non-executive directors during that period. We have [not] set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment. For share incentive grants to our directors and executive officers, see "—Share Incentive Plan."

        Our Taiwan subsidiaries are required under the Taiwan Company Act to provide our directors with compensation in accordance with their articles of association and the relevant shareholders' meeting resolutions. Except for directors, supervisors and general manager, our Taiwan subsidiaries are required by Taiwan laws and regulations to contribute no less than 6% of an employee's monthly salary into a specific account as part of the employee's pension for the employees.

        Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or permanent residents as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident.

        Upon the completion of acquisition of 17 Media Japan Inc., our Japanese subsidiary will be subject to the Companies Act of Japan, under which compensation for directors, including bonuses, retirement allowances and incentive share awards, must be approved at the subsidiary's general meeting of shareholders in general. The shareholders' approval may specify the upper limit of the aggregate amount of compensation or calculation methods. Compensation for a director or corporate auditor is fixed by [our board of directors.

Share Incentive Plan

        Before our company became the holding company of Paktor, Paktor adopted its employee incentive scheme in May 2015, followed by an employee participation scheme in November 2015. We refer to these plans collectively as the Original Plans. After we acquired Machipopo, we adopted an employee share incentive plan, or the 2017 Plan, on June 26, 2017 to substitute, replace and supersede the Original Plans in their entirely. The Original Plans are no longer effective. The original rights on the awards granted and outstanding under the Original Plans were converted into awards granted under the 2017 Plan and remain effective and binding under the 2017 Plan. The 2017 Plan is to promote the success of our business by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and by linking the interests of the award recipients to those of our shareholders.

        The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 29,160,245, or in any event shall not exceed 20% of our issued and outstanding share capital on a full-diluted basis, whichever is the greater. The awards expire 10 years after the date of the grant.

        As of the date of this prospectus, under the 2017 Plan, we (i) granted options to purchase 699,997 ordinary shares, all of which remain unexercised; (iii) granted 25,612,742 restricted share units, of which 25,052,566 were unexercised and (ii) had 2,847,506 ordinary shares available for future grants, excluding awards that were forfeited, canceled or repurchased and held as treasury shares after the relevant grant dates.

        The following paragraphs summarize the terms of the 2017 Plan.

        Plan Administration.    A committee appointed by our board of director, which should comprise of at least two of our directors, including Mr. Joseph Jiexian Phua, our director and group chief executive officer, and Mr. Jeffrey Li-Tchen Huang, our director and non-executive chairman, acts as the plan administrator.

        Types of Awards.    The 2017 Plan permits the grants of options and restricted share units to purchase ordinary shares.

        Eligibility.    We may grant the awards to our employees, management team, executive or non-executive directors and individual consultants or service providers engaged by us and selected by the plan administrator, subject to conditions and as determined by the plan administrator.

        Grant and Term of Awards.    While the plan administrator has the discretion to grant the awards at any time in the year, the grants would in general be made once a year. An award is only exercisable during the exercise period set forth in the grant notice, and only exercisable, distributable, vest or repurchased by us before the eligible individual's termination of service with us, unless determined otherwise by the plan administrator or the 2017 Plan.

        Vesting Schedule and Other Restrictions.    The plan administrator has discretion in determining and making adjustment in the individual vesting schedules and other restrictions applicable to the awards granted under the 2017 Plan. The vesting schedule is set forth in each grant notice.

        Exercise Price.    The plan administrator has discretion in determining the exercise price of the awards, subject to a number of limitations, and has discretion in making adjustments.

        Acceleration of Vesting upon Corporate Transaction.    Upon the occurrence of a change in control event, reorganization of corporate event, the plan administrator has full authority to determine the effect on all or any rights or restrictions relating to or applicable to the awards, which effect may be determined at a subsequent time, and has sole discretion to take all actions, including amending the terms of the granted awards and termination of the granted awards in exchange for securities, cash or cash equivalent, to be issued or offered by us or any other entities.

        Termination, Amendment or Suspension.    The 2017 Plan will expire on the fifth anniversary of the effective date and may be extended subject to the approval of the plan administrator and our shareholders. Our board of director or the plan administrator may terminate or suspend the 2017 Plan provided that such termination or suspension shall not affect the granted awards accepted by the award recipients.

        Transfer Restrictions.    Subject also to all the transfer restrictions under the applicable laws and regulations and the restrictions set forth in the applicable grant notice determined by the plan administrator, all awards are non-transferable.

        The table below sets forth certain information as of the date of this prospectus, concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to the 2017 plan.

Name	Ordinary Shares Underlying Outstanding Awards Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Joseph Jiexian Phua	10,404,605	(1)(2)	—	Various from September 12, 2014 to February 13, 2018	Various from September 12, 2019 to February 13, 2023
Jeffrey Li-Tchen Huang	*	(2)	—	February 13, 2018	February 12, 2022
Joseph Li-An Huang	*	(1)(3)	0.85	September 1, 2015	August 31, 2019
Shang-Hsiu Koo	1,781,031	(1)(2)	—	Various from December 1, 2016 to February 13, 2018	Various from December 1, 2021 to February 13, 2023
Jing Shen Ng	3,296,420	(1)(2)	—	Various from September 12, 2014 to February 13, 2018	Various from September 12, 2019 to February 13, 2023

All directors and executive officers as a group	17,269,553	(1)

*
The outstanding awards to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)
Includes awards granted pursuant to the Original Plans.

(2)
Represents restricted share units.

(3)
Represents options to purchase ordinary shares.

 PRINCIPAL [AND SELLING] SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our ordinary shares[; and

  •
  each selling shareholder.]

        The calculations in the table below are based on 152,381,750 ordinary shares issued and outstanding on an as-converted basis (assuming the conversion of our outstanding series A preference shares and series B preference shares into ordinary shares at a one-to-one conversion ratio) as of the date of this prospectus, and assume that            ordinary shares, including            ordinary shares to be issued in this offering, will be outstanding immediately after the completion of this offering, with the further assumption that the underwriters do not exercise their option to purchase additional ADSs. See "Description of Share Capital" for more information on the rights of our series A preference shares and series B preference shares prior to the completion of this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, restricted share units, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares being Sold in This Offering]		Ordinary Shares Beneficially Owned After This Offering
	Number	%†	Number	%†	Number	%†
Directors and Executive Officers:(1)
Joseph Jiexian Phua(2)	20,199,858	13.0
Jeffrey Li-Tchen Huang(3)	26,328,038	17.3
Akio Tanaka	—	—
Zhijian He	—	—
Chihoon Hyun	—	—
Joseph Li-An Huang(4)	16,314,195	10.7
Shang-Hsiu Koo	*	*
Jing Shen Ng(5)	3,088,413	2.0
All directors and executive officers as a group	66,375,761	43.1
Principal [and/or Selling] Shareholders:
Master Plan Worldwide Ltd.(6)	25,990,709	17.1
Dragon Alexander Limited(7)	19,187,781	12.3
Vertex Asia Fund (Singapore) Pte. Ltd.(8)	18,502,529	12.1
Infinity e. Ventures Asia III , L.P.(9)	14,117,103	9.1
KTB China Synergy Fund(10)	8,758,982	5.7

*
Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) 152,381,750, which is the total number of shares outstanding on an as converted basis as of the date of this prospectus, (ii) the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this prospectus; and (iii) immediately after the completion of this offering, ordinary shares to be issued in this offering.

(1)
Unless otherwise indicated, the business address of our directors and executive officers is c/o 13F., No.2, Sec. 5, Xinyi Road, Xinyi District, Taipei City 110, Taiwan, Republic of China.

(2)
Represents 14,379,505 ordinary shares held by Dragon Alexander Limited, a company incorporated in the British Virgin Islands wholly-owned by Mr. Phua, 1,798,263 ordinary shares issuable upon conversion of series A preference shares held by Dragon Alexander Limited and 3,010,013 ordinary shares issuable upon vesting of restricted share units held by Dragon Alexander Limited within 60 days from the day hereof. In addition, Mr. Phua's sister holds 1,012,077 ordinary shares issuable upon conversion of series A preference shares.

(3)
Represents 500 ordinary shares held by Mr. Huang, 25,990,709 ordinary shares held by Master Plan Worldwide Ltd., a company incorporated in the Republic of Seychelles wholly owned by Mr. Huang and 336,829 ordinary shares held by Universal Standard Ventures Ltd., a company incorporated in the Republic of Seychelles wholly owned by Mr. Huang.

(4)
Represents (i) 3,637,742 ordinary shares and 1,501,272 ordinary shares issuable upon conversion of series A preference shares held by Northpark Advisory Ltd., a company incorporated in the British Virgin Islands, (ii) 4,443,278 ordinary shares and 137,460 ordinary shares issuable upon conversion of series A preference shares held by Talent Dragon Co., Ltd. a company incorporated in the Republic of Seychelles, (iii) 5,089,552 ordinary shares issuable upon conversion of series B preference shares held by M17 Growth SPV LLC, a company incorporated in the Cayman Islands, (iv) an aggregate of 1,154,893 ordinary shares beneficially owned by Mr. Joseph Huang's wife and mother-in-law and (v) 349,998 ordinary shares issuable upon exercise of options held by Mr. Joseph Huang within 60 days from the day hereof. The share ownership after this offering includes the above as well as                ordinary shares issuable upon the conversion of convertible notes in aggregate principal amounts of US$3,250,000 held by M17 Growth SPV LLC assuming an initial conversion price of US$            and that the conversion has been exercised. The sole director of Northpark Advisory Ltd. is Mr. Joseph Huang and the sole shareholder of Northpark Advisory Ltd. is Mr. Joseph Huang's wife. The sole director of Talent Dragon Co., Ltd. is Abico Advisory (BVI) Limited, a company incorporated in the British Virgin Islands, and the sole shareholder of Talent Dragon Co., Ltd. is Mr. Joseph Huang's wife. The sole manager of M17 Growth SPV LLC is Abico Advisory (BVI) Limited and the sole member of M17 Growth SPV LLC is Mr. Joseph Huang's wife. The sole shareholder and one of the two directors of Abico Advisory (BVI) Limited is Mr. Joseph Huang.

(5)
Represents 2,206,122 ordinary shares held by Mr. Ng, 200,855 ordinary shares issuable upon conversion of series A preference shares held by Mr. Ng and 681,436 ordinary shares issuable upon vesting of restricted share units held by Mr. Ng within 60 days from the day hereof.

(6)
Represents 25,990,709 ordinary shares held by Master Plan Worldwide Ltd., a company incorporated in the Republic of Seychelles wholly owned by Mr. Jeff Huang, our director and non-executive chairman. The registered address of Master Plan Worldwide Ltd. is Suite 1, Commercial House One, Eden Island, Republic of Seychelles.

(7)
Represents 14,379,505 ordinary shares held by Dragon Alexander Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Joseph Phua, our director and group chief executive officer, 1,798,263 ordinary shares issuable upon conversion of series A preference shares and 3,010,013 ordinary shares issuable upon vesting of restricted share units held by Dragon Alexander Limited within 60 days from the day hereof. The registered address of Dragon Alexander Limited is Vistra Corporate Services Centre, Wickhamscay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(8)
Represents 18,502,529 ordinary shares issuable upon conversion of series A preference shares held by Vertex Asia Fund (Singapore) Pte. Ltd. The share ownership after this offering includes the above as well as        ordinary shares issuable upon the conversion of convertible notes in aggregate principal amount of US$4,330,000 held by Vertex Asia Fund (Singapore) Pte. Ltd. assuming an initial conversion price of US$            and that the conversion has been exercised. Vertex Asia Fund (Singapore) Pte. Ltd. is a direct wholly owned subsidiaries jointly held by Vertex Venture Management Pte. Ltd., or Vertex Venture Management, and Vertex Master Fund I Pte. Ltd., or Vertex Master, both of which are the direct wholly owned subsidiaries of Vertex Venture Holdings Ltd, or Vertex Holdings, which is a direct wholly-owned subsidiary of Ellensburg Holding Pte Ltd, or Ellensburg Holding, which is a direct wholly owned subsidiary of Fullerton (Private) Limited, or Fullerton, which is a direct wholly owned subsidiary of Temasek Holding (Private) Limited, or Temasek, which is 100% held by the Minister For Finance, Singapore. Vertex Venture Management, Vertex Master, Vertex Holdings, Ellensburg Holding, Fullerton, Temasek are entities incorporated in Singapore. By virtue of the ownership, Vertex Venture Management, Vertex Master, Vertex Holdings, Ellensburg Holding, Fullerton, Temasek and the Minister For Finance, Singapore may be deemed to beneficially own the shares held by Vertex Asia Fund (Singapore) Pte. Ltd. The registered address of Vertex Asia Fund (Singapore) Pte. Ltd. is 250 North Bridge Road, #11-01, Raffles City Tower, Singapore 179101.

(9)
Represents 9,411,765 ordinary shares issuable upon conversion of series A preference shares held by Infinity e. Ventures Asia III, L.P., 2,776,921 ordinary shares issuable upon conversion of series B preference shares held by Infinity e. Ventures Asia III, L.P. and 1,928,417 ordinary shares issuable upon the exercise of warrants in aggregate principle amounts of

  US$2,500,000 held by Infinity e. Ventures Asia III, L.P. within 60 days from the day hereof Infinity e. Ventures Asia III, L.P. is a limited partnership registered in the Cayman Islands and its general partner is Infinity e. Ventures Asia III (GP), Ltd. The registered address of Infinity e. Ventures Asia III, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands.

(10)
Represents 4,901,982 ordinary shares issuable upon conversion of series A preference shares and 3,857,000 ordinary shares issuable upon conversion of series B preference shares held by KTB China Synergy Fund. The share ownership after this offering includes the above as well as            ordinary shares issuable upon the conversion of convertible notes in principal amounts of US$5,000,000 held by KTB China Synergy Fund assuming an initial conversion price of US$            and that the conversion has been exercised. The general partner of KTB China Synergy Fund is KTB Network Co., Ltd., a company incorporated in Korea. The registered address of KTB China Synergy Fund is 10F, USpace 2A Dong, 670 Daewangpangyo-ro, Bundang-gu, Seongam-city, Gyeonggi-do 13494, Republic of Korea.

        As of the date of this prospectus, we had 2,097,072 ordinary shares, 66,409 series A preference shares and no series B preference shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders. Each selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act because such offerings involved either private placements or offshore sales to non-U.S. persons.

RELATED PARTY TRANSACTIONS

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreements

        See "Description of Share Capital—Investors' Rights." Except for the registration rights, all the investors' rights, including rights of first refusal, co-sale rights and drag along rights, as well as the restrictions on transfer of our shares and the provisions governing our board of directors, will be terminated upon the completion of this offering.

Transactions with Certain Shareholders

        See "Description of Share Capital—History of Securities Issuances" for a description of our issuances of ordinary shares, preference shares, convertible notes and warrants to our principal shareholders set forth in "Principal [and Selling] Shareholders."

Transactions with Certain Directors and Executive Officers

        Our chief executive officer and co-founder currently beneficially own our four VIEs, namely Unicorn Entertainment Ltd., Crazy Entertainment Ltd., Machi E-sports Ltd. and 17 Production Ltd. We are in the process of acquiring the equity interests of these four VIEs in order to develop agency, e-sports and advertising business further. We do not regard the businesses operated by these four VIEs as material to our operations.

Contractual Arrangements with Our VIEs, Their Shareholders and Us

        We operate certain insignificant businesses through four VIEs established in Taiwan, namely Unicorn Entertainment Ltd., Crazy Entertainment Ltd., Machi E-sports Ltd. and 17 Production Ltd. In February 2018, we entered into a series of contracts, including exclusive business cooperation agreement, loan agreement, financial support confirmation letter, powers of attorney, exclusive option agreements and equity interest pledge agreements, with each of these VIEs and their respective shareholders, through which we are able to consolidate the financial results of these entities. The current shareholders of these VIEs in Taiwan are our directors, key management personnel and business partner.

        Through the contractual arrangements, including the relevant powers of attorney, exclusive option agreements and equity interest pledge agreements, we maintain the ability to direct these shareholders to vote at our direction and have the ability to replace each of them as a VIE shareholder. These contractual arrangements allow us to exercise effective control over these VIEs, receive substantially all of the economic benefits and absorb losses of these VIEs, and have an exclusive call option to purchase all or part of the equity interests in and/or assets of these VIEs when and to the extent permitted by the relevant laws. As a result of these contractual arrangements, we are the primary beneficiary of these VIEs and have consolidated their financial results in our consolidated financial statements in accordance with IFRS. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements in some jurisdictions where we operate exposes us to certain risks. See "Risk Factors—Risks Related to Doing Business in Taiwan and Developed Asia—Our VIE arrangements in Taiwan may be deemed to be invalid or unenforceable or not in compliance with Taiwan laws."

Share Incentive Plan

        See "Management—Compensation of Directors and Executive Officers" and "Management—Share Incentive Plan."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 500,000,000 shares with a par value of US$0.0001 each, comprised of (i) 300,000,000 ordinary shares with a par value of US$0.0001 each, (ii) 100,000,000 series A preference shares of a par value of US$0.0001 each, and (iii) 100,000,000 series B preference shares of a par value of US$0.0001 each. As of the date of this prospectus, 53,571,704 ordinary shares, 73,610,098 series A preference shares and 25,199,948 series B preference shares are issued and outstanding. All of our issued and outstanding ordinary shares, series A preference shares and series B preference shares are fully paid. Prior to this offering, each of our series A preference shares and series B preference shares is entitled to voting rights equal to one ordinary share on an as converted basis, and all such preferred classes of securities shall vote together with the ordinary shares as a single class on any matter subject to shareholder voting.

        Until their conversion, our series A preference shares and series B preference shares have greater dividend rights than our ordinary shares, and have different liquidation preferences from our ordinary shares. Holders of these preference classes of securities also have registration rights, rights of first refusal over certain third party sales, co-sale rights and drag along rights. Except for the registration rights, these preferences and rights, as well as the restrictions on transfer of our shares and the provisions governing our board of directors, will be terminated upon the completion of this offering. All of our issued and outstanding series A preference shares and series B preference shares will automatically convert into our ordinary shares at a one-to-one conversion ratio immediately prior to the completion of this offering.

        Assuming that we obtain the requisite shareholder approval, we will adopt an amended and restated memorandum and articles of association, or post-IPO memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-IPO memorandum and articles of association provide that, immediately prior to the completion of this offering, our authorized share capital will be US$            divided into            ordinary shares with a par value of US$            each. Immediately prior to the completion of this offering, we will have an aggregate of            issued and outstanding ordinary shares, including ordinary shares resulting from the automatic conversion of all of our issued and outstanding series A preference shares and series B preference shares at a one-to-one conversion ratio and            ordinary shares represented by the ADSs to be issued by us in this offering, assuming the underwriters do not exercise the option to purchase additional ADSs.

        The following are summaries of material provisions of our post-IPO memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

Exempted Company

        We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return disclosing its shareholders with the Registrar of Companies;

  •
  an exempted company is not required to open its register of members for public inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value, negotiable or bearer shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our post-IPO memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

Dividends

        The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Companies Law. Under Cayman Islands law, dividends may be paid only out of profits, retained earnings and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

        Under Cayman Islands law, we must keep a register of members and there must be entered therein:

  •
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, our register of members will be immediately

updated to record and give effect to the issue of ordinary shares by us to            , as the depositary (or its custodian or nominee). Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

        If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

        Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10% of all paid up voting share capital of our company. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the [New York Stock Exchange Listed Company Manual][Listing Rules of the NASDAQ Stock Market].

        Shareholders may request directors of a company to convene a general meeting, and may request proposals to be put forth before a general meeting. However, Cayman Islands law does not require directors or the company to comply with such requests. However, these rights may be provided in a company's post-offering amended and restated articles of association. Our post-IPO memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, not less than one-third of the votes attaching to all paid up share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

        Subject to the restrictions in our post-IPO memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

  •
  the ordinary shares transferred are free of any lien in favor of us.

        If our directors refuse to register a transfer they are obligated to, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Issuance of Additional Shares

        Our post-IPO memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our post-IPO memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Liquidation

        On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-IPO memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

        We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

        If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be varied with the unanimous consent in writing of the holders of the issued shares of the relevant class or with the sanction of a resolution passed at a seperate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than the post-IPO memorandum and articles of association). However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Changes in Capital

        Our shareholders may from time to time by ordinary resolutions:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-IPO memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

        Our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of not less than 90% in value of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If the arrangement and reconstruction is thus approved, or a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, in the Cayman Islands and because of the operation of the rule in the English case of Foss v Harbottle (1843) 2 Hare 461 Ch, which essentially says that the proper claimant for a wrong done to a Cayman company is the company, we will normally be the proper plaintiff in any action or proceedings to be brought in respect of a wrong committed against us. As a general rule shareholders will not be permitted to bring proceedings for wrongs committed against us. Where a wrong or irregularity can be made binding on us by a simple majority of our members, no individual shareholder is allowed to maintain an action in respect of that matter. However, based on English common law authorities (which would be of high persuasive authority in the Courts in the Cayman Islands), as an exception to the rule in the case of Foss v. Harbottle, where there has been a fraud and the wrongdoers are in control of the Cayman Islands' company, the aggrieved minority are permitted to ask the Cayman Islands Court for permission to bring a minority shareholders' action, known as a derivative action, in the name of the company for that "fraud on the minority". Similarly, there is no room for the operation of the rule if the alleged wrong is ultra vires the company or illegal because in those circumstances the majority of members are unable confirm the transaction.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation.

        A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Under our post-IPO memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Subject to [New York Stock Exchange Listed Company Manual][Listing Rules of the NASDAQ Stock Market] a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding his interest.

Shareholder Action by Written Resolution

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-IPO memorandum and articles of association provide that shareholders may act by written resolution (by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held).

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides limited rights for shareholders to requisition a general meeting. However, additional rights may be provided in a company's articles of association. Our post-IPO amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder's meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors can be removed by an ordinary resolution. Directors are also subject to retirement by rotation, so that at each annual general meeting [one-third] of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office and be eligible for re-election. In addition, a director's office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (v) is removed pursuant to our amended and restated memorandum and articles of association then in effect.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Law, the company's directors may resolve to recommend to the shareholders that the company be wound up and the company may commence winding up, voluntarily by virtue of a special resolution or on the occurrence of an event or expiry of period specified in our post-IPO memorandum and articles of association, compulsorily by order of the Grand Court of the Cayman Islands or under the supervision of the Grand Court of the Cayman Islands.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation with different classes of shares may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-IPO memorandum and articles of association, if at any time, our share capital is divided into more than one class of shares, we may vary the rights of shares, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, attached to any class with the unanimous consent in writing of the holders of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As required by the Companies Law, our post-IPO memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

        Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

        Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than the post-IPO memorandum and articles of association). However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions

        Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-IPO memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by Cayman Islands law or by our post-IPO memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Staggered Board of Directors

        The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our post-IPO memorandum and articles of association. Pursuant to such provision, one-third of the current members of our board are required to retire and stand for re-election at each annual general meeting of our company.

History of Securities Issuances

        The following is a summary of our securities issuances since January 1, 2015.

Ordinary Shares

        Before we combined with Paktor and acquired Machipopo in March 2017, Paktor and Machipopo each issued their own ordinary shares.

Paktor

        In October 2016, Paktor issued an aggregate of 1,091,366 ordinary shares to two investors in connection with our acquisition of Down LLC. No cash consideration was received by us in connection with this issuance.

Machipopo

        In July 2015 and October 2015, Machipopo issued a total of 90,000,000 ordinary shares to Machipopo's three founders in connection with the incorporation of Machipopo and in consideration of the three founders' contribution of their consulting services and certain technology to Machipopo. No cash consideration was received by us.

        In October 2015, Machipopo issued a total of 5,000,000 ordinary shares to two investors for an aggregate consideration of approximately US$0.5 million.

M17 Entertainment

        Upon completion of the combination with Paktor and acquisition of Machipopo, ordinary shares of Paktor were exchanged for ordinary shares of M17 Entertainment on a 1-for-1.98 basis and ordinary shares of Machipopo were exchanged for ordinary shares or series A preference shares of M17 Entertainment on a one-for-one basis, respectively. As a result, we issued an aggregate of 53,011,528 ordinary shares for the share swap.

        As of the date of this prospectus, we also issued ordinary shares to our officers, directors, employees and consultants pursuant to our share incentive plan.

Preference Shares

        Before we combined with Paktor and acquired Machipopo in March 2017, Paktor and Machipopo issued various rounds of preference shares financing:

Paktor

        In February 2015, Paktor issued 1,111,111 series A preference shares to Vertex Asia Fund (Singapore) Pte. Ltd. for a consideration of US$1.0 million.

        In March 2015, Paktor issued 239,235 series A preference shares to an investor for a consideration of US$250,000.

        In July 2015, Paktor issued a total of 4,822,869 series B redeemable convertible preference shares to eight investors, including Vertex Asia Fund (Singapore) Pte. Ltd., for an aggregate consideration of approximately US$6.0 million.

        In July 2016, Paktor issued a total of 5,226,392 series B+ redeemable convertible preference shares to 12 investors, including Vertex Asia Fund (Singapore) Pte. Ltd., for an aggregate consideration of approximately US$6.4 million.

        In August 2016, Paktor issued a total of 1,740,625 series B+ preference shares to three investors for an aggregate consideration of approximately US$2.1 million.

        In March 2017, Paktor issued 2,472,800 series B+ preference shares to KTB China Synergy Fund for a consideration of approximately US$5.0 million.

Machipopo

        In October 2015, Machipopo issued a total of 11,882,353 series A convertible redeemable preference shares to three investors, including Infinity e. Ventures Asia III, L.P., for an aggregate consideration of approximately US$10.1 million.

M17 Entertainment

        Upon completion of our combination with Paktor and acquisition of Machipopo in March 2017, all the series A, series B and series B+ preference shareholders of Paktor exchanged their respective preference shares for series A preference shares of M17 Entertainment on a 1-for-1.98 basis and all the series A preference shareholders of Machipopo exchanged their respective preference shares for series A preference shares of M17 Entertainment on a one-for-one basis. As a result, in March 2017, we issued an aggregate of 73,610,098 series A preference shares of M17 Entertainment to the preference holders of Paktor and Machipopo for the share swap. Immediately prior to the completion of this offering, any issued and outstanding series A preference shares will automatically convert into our ordinary shares at a one-to-one conversion ratio, subject to anti-dilution adjustment.

        In August 2017 and November 2017, we issued a total of 25,199,948 series B preference shares to 19 investors, including KTB China Synergy Fund and Infinity e. Ventures Asia III, L.P., for an aggregate consideration of approximately US$32.7 million. Immediately prior to the completion of this offering, any issued and outstanding series B preference shares will automatically convert to our ordinary shares at a one-to-one conversion ratio, subject to anti-dilution adjustment.

Warrants

        In August 2017, August 2017 and January 2018, we issued warrants in aggregate principal amount of US$1,275,000 to two investors to, among others, purchase up to a total of 1,014,120 of our series B preference shares in connection with our loan facilities. The warrants are separately transferable and saleable from the loan facilities according to the conditions to the warrants. The warrants may be exchanged without the payment of any additional consideration for our shares in conjunction with our initial public offering or other corporate events. The warrant exercise prices are with reference to the subscription price of our series B preference shares, subject to anti-dilution adjustment. The warrants can be exercised, in whole or in part, within specified periods within ten years from the date of issuance.

        In August 2017 and December 2017, we issued warrants in aggregate principal amount of US$2,500,000 to Infinity e. Ventures Asia III, L.P. to purchase up to 1,928,417 of our series B preference shares in connection with our business cooperation in Japan. The warrant exercise price is the subscription price of our Series B preference shares, subject to anti-dilution adjustment. The warrants can be exercised, in whole or in part, and will expire in August 2019.

        No cash consideration was received by us in connection with the issuance of these warrants. As of the date of this prospectus, no warrant has been exercised to purchase our series B preference shares. Immediately prior to the completion of this offering, the series B preference shares issued and issuable upon exercise of the warrants will be converted to our ordinary shares at a one-to-one conversion ratio.

Convertible Notes

        Before we combined with Paktor and acquired Machipopo in March 2017. Paktor issued convertible notes in aggregate principal amount of US$7,643,560.40 to 10 investors, or the 2016 CB investors, including Vertex Asia Fund (Singapore) Pte. Ltd., in October 2016. The convertible notes matured in 180 days from the date of these convertible notes. Upon any conversion event, including maturity of the convertible notes on the maturity date and the occurrence of any change of control event set forth in the terms and conditions of the notes, any and all these convertible notes, including all interests accrued thereunder, shall automatically convert into specified conversion shares at the specified conversion price, subject to certain anti-dilution adjustments. Upon the completion of the combination of Paktor and acquisition of Machipopo in March 2017, all these convertible note were converted into the series B+ preference shares of Paktor at a conversion price of US$1.6176 and further exchanged for the series A preference shares of M17 Entertainment on a 1-for-1.98 basis. As a result, we issued a total of 9,669,935 series A preference shares with respect to this conversion.

        In January 2018, we issued unsecured convertible notes in the aggregate principle amount of US$18,500,000 to nine investors, including Vertex Asia Fund (Singapore) Pte. Ltd. and KTB China Synergy Fund. The notes mature one year from the issuance date and will be redeemed in cash at face value at the maturity date plus interest accrued and unpaid on such notes. Upon the earlier of the completion of this offering or the closing of a specified qualified financing, the principal amounts of the convertible notes will mandatorily convert into our series B preference shares, or our ordinary shares if all of our series B preference shares have been converted to our ordinary shares, at a conversion price calculated based on an agreed formula (which stipulates a discount to the offer price for each share in this offering or most recent qualified financing, whichever is earlier), subject to any anti-dilution adjustments. If these convertible notes have not been converted prior to the maturity date, the noteholders have the right to convert the notes into our series B preference shares at a conversion ratio that is subject to adjustments for dilution, including from stock splits, stock dividends, recapitalization and certain other event. The investors agree not to sell or otherwise transfer or dispose of the note and the conversion shares up to 180 days immediately after this offering.

Options

        Before we combined with Paktor and acquired Machipopo in March 2017, Paktor issued options to the 2016 CB investors in October 2016 to subscribe for a total of up to 1,239,128 series B+ preference shares of Paktor at a specified subscription price during the exercise period of 18 months from the date of the agreement. Upon the completion of the combination with Paktor and acquisition of Machipopo in March 2017, options for 793,312 series B+ preference shares of Paktor were exercised at an aggregated exercise price of US$1 million, 793,312 series B+ preference shares of Paktor were issued and all unexercised options were cancelled and terminated.

        In additional, from time to time, we issue options to our directors, officers and employees. See "Management—Share Incentive Plan."

Investors' Rights

        We entered into a shareholders' agreement with our shareholders, which consists of holders of our ordinary shares, series A preference shares and series B preference shares, in March 2017 as superseded in August 2017 and further supplemented in October 2017, or the shareholders' agreement.

        Pursuant to the shareholders' agreement, the chairman of the board is Mr. Jeff Huang, our director and non-executive chairman, or a director appointed by him, and our board of directors consists of not more than seven directors. Members of our board of directors will be appointed or removed by specified parties and in the manner set forth in our third amended and restated articles of association which is in effect as of the date of this prospectus.

        Except for the registration rights, all the investors' rights, including rights of first refusal and co-sale rights, as well as the restrictions on transfer of our shares and the provisions governing our board of directors, will be terminated upon the completion of this offering. For details of registration rights, see "—Registration Rights."

Registration Rights

        Under the shareholders agreements, we have granted certain registration rights to holders of our series A preference shares and series B preference shares, or the registrable shares:

Demand Registration Rights

        If any of the holders of the registrable shares holds more than 50% of our outstanding preference shares, including registrable shares, such holder may have the right to demand that we file a registration statement covering the registration of the registrable shares. We, however, are not obliged to effect a demand registration (i) during the 180 day period commencing with the date of this offering, or (ii) if we delivers notice to the holders of the registrable shares within 30 days of any registration request of our intent to file a registration statement for this offering within 90 days. We shall have no obligation to effect more than two demand registrations and such registrations have been declared or ordered effective. We also have the right to postpone the filing of a registration statement under certain reasonable circumstances for a period of not more than 90 days in any 12 month period.

Piggyback Registration Rights

        If we propose to register any of our shares under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, any registration pursuant to demand registration rights or Form F-3 registration rights, but excluding registration statement relating to any employee benefit plan, Rule 144 transaction or a corporate reorganization), we must afford holders of registrable shares an opportunity to include in the registration all or any part of their registrable shares then held by them.

Form F-3 Registration Rights

        Subject to customary underwriter cutback provisions, holders of the registrable shares have the right to request that we file a registration statement under Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities then owned by such holders. There will be no limit on the number of times the holders may request registration of registrable securities. However, we are not obligated to effect such registration, qualification or compliance if the anticipated gross proceeds from such offering are less than US$2 million.

No Registration Rights to Third Parties

        Save for the registration rights granted to each of the holders of the registrable shares or series B preference shares, we shall not grant registration rights to any party.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                        , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                 ordinary share(s) (or a right to receive                ordinary share(s)) deposited with                , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs will be administered is located at                . The depositary's principal executive office is located at                        .

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See "Where You Can Find Additional Information" for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation" for additional information. The depositary will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

        Shares.    The depositary may, and shall if we so request in writing, distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to Purchase Additional Shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs, for the purpose of withdrawal, at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. See "Description of Share Capital" for more information on the voting rights of our ordinary shares underlying the ADSs. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

        If we timely asked the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

  •
  we do not wish to receive a discretionary proxy;

  •
  there is substantial shareholder opposition to the particular question; or

  •
  the particular question would have an adverse impact on our shareholders.

        We are required to notify the depositary if one of the conditions specified above exists.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.

        In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable. Under the post-offering memorandum and articles of association we expect to adopt, the minimum notice period required to convene a general meeting is 14 days.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. Dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	• The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist the ADSs from an exchange on which they were listed and do not list the shares on another exchange;

  •
  we appear to be insolvent or enter insolvency proceedings;

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 30 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

        It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares, unless requested in writing by us to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancelation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30 percent (30%) of the amount of shares on deposit, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion on how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of pre-release.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as

Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is a system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon the completion of this offering, we will have                ADSs outstanding, representing ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs (or approximately        % of our outstanding ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs). All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [New York Stock Exchange][NASDAQ Global Market], we cannot assure you that a regular trading market for ADSs may develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of the ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives on behalf of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

        Our directors and executive officers, [the selling shareholders and] our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

        Our affiliates who have beneficially owned "restricted securities" for at least six months would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, including shares represented by ADSs, which will equal approximately                 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, (or                ordinary shares if the underwriters exercise their option to purchase additional ADSs in full); or

  •
  the average weekly trading volume of our ordinary shares of the same class, including shares represented by ADSs on the [New York Stock Exchange][NASDAQ Global Market] during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, shares held by our affiliates would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Convertible Notes

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows and Working Capital—Convertible Notes" and "Description of Share Capital—History of Securities Issuances—Convertible Notes" for a description of the convertible notes. Shares issued upon conversion of outstanding convertible notes may be sold after expiration of the lock-up period described above.

Registration Rights

        Upon the completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Investors' Rights—Registration Rights."

Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

 TAXATION

        The following summary of Cayman Islands and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Singapore) Limited Liability Partnership, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

        No stamp duty is payable in respect of the issue of our ordinary shares or the ADSs or on an instrument of transfer in respect of our ordinary shares or the ADSs.

Certain United States Federal Income Tax Considerations

        The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

  •
  banks and certain other financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  brokers or dealers in stocks and securities, or currencies;

  •
  persons who use or are required to use a mark-to-market method of accounting;

  •
  certain former citizens or residents of the United States subject to Section 877 of the Code;

  •
  entities subject to the United States anti-inversion rules;

  •
  tax-exempt organizations and entities;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons whose functional currency is other than the United States dollar;

  •
  persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

  •
  persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

  •
  persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

  •
  persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

  •
  partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

  •
  persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to these offerings.

        If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

        THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        For purposes of the discussion below, a "United States Holder" is a beneficial owner of the ADSs or our ordinary shares that is, for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

        The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

        If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

        [The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an American depositary share by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of American depositary shares, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.]

Dividends and Other Distributions on the ADSs or Ordinary Shares

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a "dividend" for United States federal income tax purposes. Such dividends will not be eligible for the dividends- received deduction allowed to qualifying corporations under the Code.

        Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to "qualified dividend income," if the dividends are paid by a "qualified foreign corporation" and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States (which we do not expect to be the case for the ADSs or ordinary shares) or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

        Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the [New York Stock Exchange][NASDAQ Global Market], as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs will, subject to applicable limitations, be eligible for the reduced rates of taxation.

        Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as "investment income" pursuant to Section 163(d) (4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

        You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

        Any withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating your foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

        You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADSs or ordinary shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

        Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

        Based on the current and anticipated value of our assets, and the composition of our income and assets and the expected price of the ADSs in this offering, we [do not] expect to be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2018. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31, 2018, or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

        A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

  •
  at least 75% of its gross income for such year is passive income; or

  •
  at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

        We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. [Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.]

        Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs or ordinary shares on the [New York Stock Exchange][NASDAQ Global Market]. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any "excess distribution" you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a "mark-to-market" election (as discussed below), you generally will be subject to special adverse tax rules with respect to any "excess distribution" that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

  •
  the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

  •
  the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

  •
  the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute "marketable stock." Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect our ADSs, but not our ordinary shares, will be listed on the [New York Stock Exchange][NASDAQ Global Market], which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the [New York Stock Exchange][NASDAQ Global Market] and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

        A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

        Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

        United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

        United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all "specified foreign financial assets" (as defined in the Code) does not exceed US$50,000.

        United States Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

        Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividend and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of the ADSs or ordinary shares.

 UNDERWRITING

        We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$          per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

        The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, United States.

Option to Purchase Additional ADSs

        We [and certain selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional ADSs from us [and [    •    ] ADSs from certain selling shareholders] at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

Commissions and Expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent          % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	No exercise	Full exercise
Public offering price
Discounts and commissions paid by us
[Discounts and commissions paid by the selling shareholders]

        The underwriters have agreed to reimburse us for a certain portion of our expenses in connection with our initial public offering.

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$           million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs.

Lock-Up Agreements

        [We, our directors, executive officers, [the selling shareholders], and other holders of our ordinary shares] have agreed with the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions. Immediately after the completion of this offering, a total of          ordinary shares (representing approximately          % of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements or other restrictions on transfer. See "Shares Eligible for Future Sale."

        Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if Citigroup Global Markets Inc. or Deutsche Bank Securities Inc. acting on behalf of the representatives, with our prior consent, agrees to release or waive the restrictions set forth in a lock-up agreement with one of our directors or officers and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver.

[New York Stock Exchange/NASDAQ] Listing

        The ADSs have been approved for listing on the [New York Stock Exchange/NASDAQ Global Market] under the symbol "          ."

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [New York Stock Exchange/NASDAQ Global Market], the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

[Directed Share Program

        At our request, the underwriters have reserved up to [          ]% of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed share program will be administered by [    •    ]. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Discretionary Sales

        The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

        We [and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

        Australia.    This prospectus:

  •
  does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act");

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

  •
  does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in

Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

        As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

        Canada.    The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

        Cayman Islands.    This prospectus does not constitute an invitation or offer to the public of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

        Dubai International Financial Centre, or DIFC.    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member

State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of the ADSs to the public" in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

        Japan.    ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus

(including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

        Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia ("Commission") for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

        Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

        Singapore.    This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        Taiwan.    The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

        United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

        United Kingdom.    This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us [and the selling shareholders.] With the exception of the SEC registration fee, the [New York Stock Exchange][NASDAQ Global Market] listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
Financial Industry Regulatory Authority filing fee
[New York Stock Exchange][NASDAQ Global Market] listing fee
Printing and engraving expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total	US$

        [These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us and the selling shareholders in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.]

 LEGAL MATTERS

        The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Kirkland & Ellis International LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Walkers (Singapore) Limited Liability Partnership. Legal matters as to Taiwan law will be passed upon for us by LCS & Partners and for the underwriters by Baker & McKenzie, Taipei. Legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP. Legal matters as to Japanese law will be passed upon for us by Mori Hamada & Matsumoto. Kirkland & Ellis International LLP may rely upon Walkers (Singapore) Limited Liability Partnership with respect to matters governed by Cayman Islands law, LCS & Partners with respect to matters governed by Taiwan law, Rajah & Tann Singapore LLP with respect to matters governed by Singapore law and Mori Hamada & Matsumoto with respect to matters governed by Japanese law. Simpson Thacher & Bartlett LLP may rely upon Baker & McKenzie, Taipei with respect to matters governed by Taiwan law.

 EXPERTS

        The consolidated financial statements of M17 Entertainment Limited as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Machipopo, Inc. as of December 31, 2016, and March 31, 2017, and for the year ended December 31, 2016, and the three months ended March 31, 2017, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The office of PricewaterhouseCoopers, Taiwan is located at 27/F, No. 333, Sec. 1, Keelung Road, Taipei, Taiwan.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

        Immediately upon the effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our executive officers and directors and for holders of more than 10% of our ordinary shares.

        All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

M17 ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

M17 Entertainment Limited

(1)
The financial statements of Machipopo, Inc. are required to be filed under Rule 3-05 of Regulation S-X as Machipopo, Inc. is a material acquired entity.

To meet the two-year audited financial statements requirement, the registrant is filing (i) pre-acquisition audited financial statements of Machipopo, Inc. as of and for the year ended December 31, 2016 and as of and for the three months ended March 31, 2017, and (ii) audited financial statements of M17 Entertainment Limited for the year ended December 31, 2017, which reflected the acquisition in March 2017. Combining the pre-acquisition financial statement of Machipopo, Inc. and the post-acquisition period included in the financial statement of the registrant provides potential investors with two years of audited results of Machipopo, Inc. with no gap between the audited pre-acquisition and audited post-acquisition periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of M17 Entertainment Limited

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of M17 Entertainment Limited and its subsidiaries as of December 31, 2017 and 2016 and January 1, 2016 and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and January 1, 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
March 2, 2018

We have served as the Company's auditor since 2017.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	Notes	January 1, 2016	December 31, 2016	December 31, 2017	December 31, 2017 Pro forma (Note 6 (26)) (Unaudited)
Assets
Current assets
Cash and cash equivalents	6(1)	$3,479,533	$9,399,455	$24,397,827	$24,397,827
Accounts receivable	6(2)	273,886	521,526	6,402,104	6,402,104
Other receivables	6(3)	32,260	4,397,065	2,549,634	2,549,634
Other receivables—related parties	7	46,867	499,347	2,970	2,970
Prepayments	6(4)	126,344	105,197	5,751,046	5,751,046
Other current asset		—	—	247,624	247,624

Current Assets		3,958,890	14,922,590	39,351,205	39,351,205

Non-current assets
Investments accounted for using equity method	6(7)	—	8,766,541	—	—
Property, plant and equipment	6(5)	—	144,391	671,144	671,144
Intangible assets	6(6)	—	836,239	86,664,182	86,664,182
Guarantee deposits paid		—	76,714	977,252	977,252
Other non-current asset		—	—	43,325	43,325

Non-current assets		—	9,823,885	88,355,903	88,355,903

Total assets		$3,958,890	$24,746,475	$127,707,108	$127,707,108

Liabilities and Equity
Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss—current	6(8)	$—	$9,361,000	$376,000	$376,000
Notes payable		—	—	134,852	134,852
Accounts payable	6(9)	530,898	347,571	7,857,629	7,857,629
Other payables, others	6(10)(13)	376,307	223,738	9,326,798	9,326,798
Other payables—related parties	7	—	8,777,192	46,290	46,290
Deferred revenue	6(11)	185,458	1,198,195	6,706,826	6,706,826
Long-term liabilities, current portion	6(12)	—	—	1,809,600	1,809,600
Other current liabilities	6(12)	—	—	2,406	2,406

Current Liabilities		1,092,663	19,907,696	26,260,401	26,260,401

Non-current liabilities
Financial liabilities at fair value through profit or loss—noncurrent	6(8)	10,329,700	27,448,128	114,714,167	—
Long-term loans	6(12)	—	—	2,064,883	2,064,883
Deferred income tax liabilities	6(22)	—	5,709	1,491,506	1,491,506

Non-current liabilities		10,329,700	27,453,837	118,270,556	3,556,389

Total Liabilities		11,422,363	47,361,533	144,530,957	29,816,790

Equity
Share capital—common stock	6(15)	1,265,224	2,258,367	5,357	15,238
Capital surplus		216,447	629,143	30,517,789	145,222,075
Accumulated deficit		(8,544,085)	(24,899,544)	(46,912,774)	(46,912,774)
Other reserve		(401,059)	(603,024)	(434,221)	(434,221)

Total equity		(7,463,473)	(22,615,058)	(16,823,849)	97,890,318

Total liabilities and equity		$3,958,890	$24,746,475	$127,707,108	$127,707,108

The accompanying notes are an integral part of these financial statements.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

(Expressed in United States dollars)

	Notes	2016	2017
Operating revenue	6(16)	$3,682,180	$79,502,134
Cost of revenue	6(17)	(967,449)	(65,504,191)

Gross profit		2,714,731	13,997,943

Operating expenses	6(18)(19)
Selling expenses		(3,674,603)	(32,917,704)
General and administrative expenses		(2,005,825)	(10,021,745)
Research and development expenses		(1,876,483)	(7,498,434)

Total operating expenses		(7,556,911)	(50,437,883)

Operating loss		(4,842,180)	(36,439,940)

Non-operating income and expenses
Other income		—	128,280
Other gains and losses	6(20)	(10,251,359)	17,029,245
Finance costs	6(21)	(28,461)	(251,698)
Share of profit/(loss) of associates accounted for using equity method	6(7)	(1,233,459)	(3,171,282)

Total non-operating income and expenses		(11,513,279)	13,734,545

Loss before income tax		(16,355,459)	(22,705,395)

Income tax (expense) benefit	6(22)	—	692,165

Loss for the year		$(16,355,459)	$(22,013,230)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations		$(201,965)	$168,803

Components of other comprehensive income (loss) that may be reclassified to profit or loss		(201,965)	168,803

Other comprehensive income (loss) for the year, net of tax		$(201,965)	$168,803

Total comprehensive loss for the year		$(16,557,424)	$(21,844,427)

Basic loss per share	6(23)	$(0.78)	$(0.46)

Diluted loss per share	6(23)	$(0.78)	$(0.46)

The accompanying notes are an integral part of these financial statements.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in United States dollars)

								Other reserve
								Financial statements translation differences of foreign operations
			Capital surplus
	Notes	Share capital— common stock	Share premium	Employee stock options	Restricted stock units	Other	Total accumulated deficit		Total equity
Balance at January 1, 2016		$1,265,224	$—	$216,447	$—	$—	$(8,544,085)	$(401,059)	$(7,463,473)
Share-based payments	6(14)	—	—	412,696	—	—	—	—	412,696
Acquisition of Down		993,143	—	—	—	—	—	—	993,143
Loss for the year		—	—	—	—	—	(16,355,459)	—	(16,355,459)
Other comprehensive income for the year		—	—	—	—	—	—	(201,965)	(201,965)

Balance at December 31, 2016		$2,258,367	$—	$629,143	$—	$—	$(24,899,544)	$(603,024)	$(22,615,058)

Balance at January 1, 2017		$2,258,367	$—	$629,143	$—	$—	$(24,899,544)	$(603,024)	$(22,615,058)
Effect of capital reorganization	6(15)	(2,256,360)	14,761,744	—	—	(12,505,384)		—	—
Share-based payments	6(14)	—	—	1,137,527	—	—	—	—	1,137,527
Acquisition of Machipopo		3,294	24,228,235	69,032	1,442,521	—	—	—	25,743,082
Restricted share units	6(14)	56	365,439	—	389,532	—	—	—	755,027
Loss for the year		—	—	—	—	—	(22,013,230)	—	(22,013,230)
Other comprehensive income for the year		—	—	—	—	—	—	168,803	168,803

Balance at December 31, 2017		$5,357	$39,355,418	$1,835,702	$1,832,053	$(12,505,384)	$(46,912,774)	$(434,221)	$(16,823,849)

The accompanying notes are an integral part of these financial statements.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Expressed in United States dollars)

	Notes	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(16,355,459)	$(22,705,395)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expense	6(5)	35,730	201,475
Amortization expense	6(6)	72,513	5,604,911
Share of profit of subsidiaries, associates and joint ventures accounted for using equity method	6(7)	1,233,459	3,171,282
Share-based payments	6(18)	412,696	1,892,554
Revaluation losses on financial liabilities	6(20)	10,240,658	16,772,457
Fair value gain on remeasurement of equity investment upon achieving control	6(20)	—	(34,963,493)
Finance cost	6(21)	28,461	251,698
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable		(137,341)	(3,651,060)
Accounts receivable—related parties		—	12,705
Other receivables		(20,894)	(1,963,900)
Other receivables—related parties		(452,480)	3,134,620
Prepayments		21,147	(3,038,278)
Other current assets		—	(225,406)
Decrease (increase) in guarantee deposits paid		(76,714)	(386,973)
Other non-current asset		—	(43,325)
Changes in operating liabilities
Notes payable		—	(7,944)
Accounts payable		(183,327)	3,068,954
Other payables		(159,864)	5,585,319
Other payables—related parties		177,192	(2,698,692)
Other current liabilities		—	(4,711)
Deferred revenue		1,012,737	5,239,395

Cash outflow generated from operations		(4,151,486)	(24,753,807)
Interest paid		(28,461)	(150,659)

Net cash flows used in operating activities		(4,179,947)	(24,904,466)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments accounted for using equity method	6(25)	(1,400,000)	(8,600,000)
Acquisition of property, plant and equipment	6(5)	(188,039)	(510,621)
Acquisition of intangible assets	6(6)	(122,876)	—
Net cash flow from acquisition of subsidiary	6(24)	100,274	1,818,830

Net cash flows used in investing activities		(1,610,641)	(7,291,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preference shares	6(25)	4,251,299	42,991,835
Proceeds from issuance of convertible notes		7,643,560	—
Proceeds from long-term bank loans	6(25)	—	4,477,500
Repayment of long-term bank loans	6(25)	—	(304,056)

Net cash flows from financing activities		11,894,859	47,165,279

Effect of exchange rate changes on cash and cash equivalents		(184,349)	29,350

Net increase in cash and cash equivalents		5,919,922	14,998,372
Cash and cash equivalents at beginning of year		3,479,533	9,399,455

Cash and cash equivalents at end of year		$9,399,455	$24,397,827

The accompanying notes are an integral part of these financial statements.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

1. HISTORY AND ORGANISATION

        M17 Entertainment Limited (the "Company") was incorporated in the Cayman Islands on February 28, 2017, as a limited liability company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in operating live streaming services through "17 Live Broadcasting" platform, and online dating services through "Paktor" platform, as well as offering off-line dating services in Pacific-Asia region mainly in the Republic of China and Singapore.

        The Group began its operation in Singapore on May 5, 2013, through its Singapore domestic company, Paktor Pte. Ltd. (the "Paktor"). Paktor creates, operates, and maintain online dating services through "Paktor" platform as well as provides off-line dating services.

        In August 2016, Paktor acquired 100% of the equity interests of Down, Inc. through a business combination. In October 2016 and January 2017, Paktor acquired 36.8% and 9.44% of the equity interests of Machipopo, Inc., respectively, and accounted for the investment under equity method. In March 2017, under a share swap agreement, all the existing shareholders of Paktor exchanged their respective shares, including all of the ordinary and preferred shares, for equivalent classes of shares of the Company on a 1 for 1.98 basis. The Company became the holding company of the Group.

        The share swap agreement was regarded as reorganization of entities and have been accounted for in a manner akin to a pooling of interest as if the Company, through Paktor, had been existence throughout the periods presented in the consolidated financial statements.

        Under the share swap agreement, the Group also acquired all of the remaining interest of Machipopo, Inc. through a business combination by issuing equivalent classes of shares of the Company on a 1 for 1 basis with all the existing shareholders of Machipopo, Inc.

2. THE DATE OF AUTHORISATION FOR ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS AND PROCEDURES FOR AUTHORISATION

        These consolidated financial statements were authorised for issuance by the Board of Directors on March 2, 2018.

3. APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

(1)   New and amended standards adopted by the Group

        None.

(2)   New and revised International Financial Reporting Standards not yet adopted

        Amendments to IFRSs which have been published but are not mandatory for the financial year ending December 31, 2017 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
IFRS 9, "Financial Instruments" (Note A)	January 1, 2018
IFRS 15, "Revenue from Contracts with Customers" (Note B.1)	January 1, 2018
IFRS 15, "Clarifications to Revenue from Contracts with Customers" (Note B.2)	January 1, 2018
IFRS 16, "Leases" (Note C)	January 1, 2019

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

3. APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS (Continued)

        Based on the Group's assessment, no material impact on the financial performance and positions of the Group is expected when adopting IFRS 9, IFRS 15 and IFRS 16.

Note A—IFRS 9, 'Financial instruments'

  (a)
  Classification of debt instruments is driven by the entity's business model and the contractual cash flow characteristics of the financial assets, which would be classified as financial asset at fair value through profit or loss, financial asset measured at fair value through other comprehensive income or financial asset measured at amortized cost. Equity instruments would be classified as financial asset at fair value through profit or loss, unless an entity makes an irrevocable election at inception to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading.

  (b)
  The impairment losses of debt instruments are assessed using an 'expected credit loss' approach. An entity assesses at each balance sheet date whether there has been a significant increase in credit risk on that instrument since initial recognition to recognize 12-month expected credit losses ('ECL') or lifetime ECL (interest revenue would be calculated on the gross carrying amount of the asset before impairment losses occurred); or if the instrument that has objective evidence of impairment, interest revenue after the impairment would be calculated on the book value of net carrying amount (i.e. net of credit allowance).

  (c)
  For financial liabilities that are designated at fair value, entity will need to recognize the part of the fair value change that is due to changes in their own credit risk in other comprehensive income rather than profit or loss.

Note B.1—IFRS 15, "Revenue from contracts with customers"

  IFRS 15, "Revenue from contracts with customers" replaces IAS 11, "Construction Contracts", IAS 18, "Revenue" and relevant interpretations. According to IFRS 15, revenue is recognized when a customer obtains control of promised goods or services. A customer obtains control of goods or services when a customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

  The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps:

  Step 1: Identify contracts with customer.

  Step 2: Identify separate performance obligations in the contract(s).

  Step 3: Determine the transaction price.

  Step 4: Allocate the transaction price.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

3. APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS (Continued)

  Step 5: Recognize revenue when the performance obligation is satisfied.

  Further, IFRS 15 includes a set of comprehensive disclosure requirements that requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

  Under IFRS 15, depending on the nature of licences, they are either (1) a promise to provide a right to access to an entity's intellectual property as it exists throughout the licence period, or (2) a promise to provide a right to use an entity's intellectual property as it exists at the point in time when the licence is granted.

  Licences that meet all of the following criteria provide access to an entity's intellectual property, and revenue is recognized based on the performance obligation's progress towards completion:

          (a)   the contract requires, or the customer reasonably expects, that the entity will undertake activities that significantly affect the intellectual property to which the customer has rights;

          (b)   the rights granted by the licence directly expose the customer to any positive or negative effects of the entity's activities identified above; and

          (c)   those activities do not result in the transfer of a good or service to the customer as those activities occur.

  If licences cannot meet all criteria listed above, the entity provides a right to use the entity's intellectual property. Revenue shall be recognized at the point in time at which the licence is granted to the customer.

Note B.2—Amendments to IFRS 15, 'Clarifications to Revenue from Contracts with Customers'

  The amendments clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and determine whether the revenue from granting a licence should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

Note C—IFRS 16, 'Leases'

  IFRS 16, 'Leases', replaces IAS 17, 'Leases' and related interpretations and SICs. The standard requires lessees to recognize a 'right-of-use asset' and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting stays substantially the same for lessors, which is to classify their leases as either finance leases or operating leases and account for those two types of leases differently. The quantitative impact will be disclosed when the assessment is complete.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)   Compliance statement

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB.

(2)   Basis of preparation

A.
The Company has accumulated deficit of $46,912,774 as of December 31, 2017. Taking into account the amount of cash and cash equivalent on hand as of December 31, 2017 and the issuance of unsecured convertible notes of $18,500,000 in January 2018 (see Note 11), the company will have sufficient funds to support its operations for the next 12 months.

B.
Except for financial liabilities (including derivative instruments) at fair value through profit or loss, these consolidated financial statements have been prepared under the historical cost convention.

C.
The preparation of financial statements in conformity with International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(3)   Basis of consolidation

A.
Basis for preparation of consolidated financial statements:

(a)
All subsidiaries are included in the Group's consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

(b)
Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

B.
Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of Investor	Name of Subsidiary	Main Business Activities	December 31, 2016	December 31, 2017
The Company	Machipopo, Inc.	Live streaming	36.8	100
The Company	Paktor, Ltd.	On-line dating	100	100
Paktor, Ltd.	Gaigai Pte Ltd. (Singapore)	Off-line dating	100	100
Paktor, Ltd.	Paktor MY Sdn Bhd (Malaysia)	Off-line dating	100	100
Paktor, Ltd.	Down Inc (USA)	On-line dating	100	100
Paktor, Ltd.	Picnic Pte Ltd (Singapore)	On-line dating	100	100
Machipopo, Inc.	17 Media HK Ltd. (Hong Kong)	Live streaming	100	100
Machipopo, Inc.	Unicorn Entertainment Ltd. (Taiwan)	Entertainment agent	—	Note
Machipopo, Inc.	Crazy Entertainment Ltd.	Short film production / agency	—	Note
Machipopo, Inc.	Machi E-Sports Ltd.	E-Sports team	—	Note
Machipopo, Inc.	17 Production Ltd.	Movie production and copyright holder	—	Note

Note:
As of December 31, 2017, these entities were held by other individual owners. Due to the local regulation, the Group has not yet completed the legal process to formally acquire the ownership interest of these entities. The Group and those individual owners have entered into contractual agreements that enabled the Group having substantial rights to control and the ability to affect variable returns through its power over the entity. The financing function as well as operation activities are also controlled by the Group. Based on the in substance power of control, the Group accounts for these entities as consolidation entities in the Group's consolidated financial statements. As of December 31, 2017, total assets from these entities amounted to $1,301,845, representing 1% of total consolidated assets. For the year ended December 31, 2017, total comprehensive loss from these entities amounted to $1,920,126, representing 9% of total consolidated comprehensive loss.
C.
Subsidiaries not included in the consolidated financial statements: None.

D.
Adjustments for subsidiaries with different balance sheet dates: None.

E.
Significant restrictions: None.

F.
Subsidiaries that have non-controlling interests that are material to the Group: None.

(4)   Foreign currency translation

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the the Group's presentation currency. The Company's functional currency was the Singapore dollar in 2016 and changed to the US dollars in 2017 upon the acquisition of Machipopo in March 2017.

A.
Foreign currency transactions and balances

(a)
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (b)
  Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

  (c)
  All other foreign exchange gains and losses are presented in the statement of comprehensive income within other gains and losses.

B.
Translation of foreign operations

  The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  (a)
  Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

  (b)
  Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

  (c)
  All resulting exchange differences are recognized in other comprehensive income.

(5)   Classification of current and non-current items

A.
Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

(a)
Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

(b)
Assets held mainly for trading purposes;

(c)
Assets that are expected to be realized within twelve months from the balance sheet date;

(d)
Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.
Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

(a)
Liabilities that are expected to be paid off within the normal operating cycle;

(b)
Liabilities arising mainly from trading activities;

(c)
Liabilities that are to be paid off within twelve months from the balance sheet date;

(d)
Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date. Terms of a liability that could, at the option of the

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

(6)   Cash and cash equivalents

        Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7)   Loans and receivables

        Accounts receivable are loans and receivables originated by the entity. They are created by the entity by selling virtual points or providing services to customers in the ordinary course of business. Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. However, short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(8)   Impairment of financial assets

A.
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

B.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss is as follows:

(a)
Significant financial difficulty of the issuer or debtor;

(b)
A breach of contract, such as a default or delinquency in interest or principal payments;

(c)
The Group, for economic or legal reasons relating to the borrower's financial difficulty, granted the borrower a concession that a lender would not otherwise consider;

(d)
It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)
The disappearance of an active market for that financial asset because of financial difficulties;

(f)
Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial asset in the group, including adverse changes in the payment status of borrowers in the group or national or local economic conditions that correlate with defaults on the assets in the group;

(g)
Information about significant changes with an adverse effect that have taken place in the technology, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered;

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (h)
  A significant or prolonged decline in the fair value of an investment in an equity instrument

C.
When the Group assesses that there has been objective evidence of impairment and an impairment loss has occurred, accounting for impairment is made as follows according to the category of financial assets:

  Financial assets measured at amortized cost.

  The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate, and is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset does not exceed its amortized cost that would have been at the date of reversal had the impairment loss not been recognized previously. Impairment loss is recognized and reversed by adjusting the carrying amount of the asset directly.

(9)   Derecognition of financial assets

        The Company derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

(10) Investments accounted for using equity method / associates

A.
Associates are all entities over which the Group has significant influence but not control. In general, it is presumed that the investor has significant influence, if an investor holds, directly or indirectly 20 percent or more of the voting power of the investee. Investments in associates are accounted for using the equity method and are initially recognized at cost.

B.
The Group's share of its associates' post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

C.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(11) Property, plant and equipment

A.
Property, plant and equipment are initially recorded at cost.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

B.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

C.
The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets' residual values and useful lives differ from previous estimates or the patterns of consumption of the assets' future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors', from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Office equipment	3 years ~ 5 years
Leasehold improvements	3 years ~ 5 years

(12) Operating leases (lessee)

        Payments made under an operating lease (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

(13) Intangible assets

A.
Trademarks

  Trademarks are stated at registration cost. Trademarks have a finite useful life and are amortized on a straight-line basis over their estimated useful lives of 7 to 10 years.

B.
Technology

  Technology is stated at acquisition cost and amortized on a straight-line basis over its estimated useful life of 1 to 3 years.

C.
User base

  User base is stated at acquisition cost and amortized on a straight-line basis over its estimated useful life of 1 to 4 years.

D.
Goodwill

  Goodwill arises in a business combination accounted for by applying the acquisition method.

E.
Internally generated intangible assets—research and development expenditures

(a)
Research expenditures are recognized as an expense as incurred.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (b)
  Development expenditures that do not meet the following criteria are recognized as expenses as incurred, but are recognized as intangible assets when the following criteria are met:

  i.
  It is technically feasible to complete the intangible asset so that it will be available for use or sale;

  ii.
  An entity intends to complete the intangible asset and use or sell it;

  iii.
  An entity has the ability to use or sell the intangible asset;

  iv.
  It can be demonstrated how the intangible asset will generate probable future economic benefits;

  v.
  Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

  vi.
  The expenditure attributable to the intangible asset during its development can be reliably measured.

(14) Impairment of non-financial assets

A.
The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell or value in use. Except for goodwill, when the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

B.
The recoverable amount of goodwill are evaluated periodically. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. Impairment loss of goodwill previously recognized in profit or loss shall not be reversed in the following years.

C.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

(15) Loans

        Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the loanss using the effective interest method.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(16) Notes and accounts payable

        Notes and accounts payable are obligations to pay for revenue sharing fees and platform costs that have been occurred in the ordinary course of business from suppliers and performers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. However, short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(17) Financial liabilities at fair value through profit or loss

A.
Financial liabilities at fair value through profit or loss are financial liabilities held for trading or financial liabilities designated as at fair value through profit or loss on initial recognition. Financial liabilities are classified in this category of held for trading if acquired principally for the purpose of repurchasing in the short-term. Derivatives are also categorized as financial liabilities held for trading unless they are designated as hedges. Financial liabilities that meet one of the following criteria are designated as at fair value through profit or loss on initial recognition:

(a)
Hybrid (combined) contracts; or

(b)
They eliminate or significantly reduce a measurement or recognition inconsistency; or

(c)
They are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management policy.

B.
Financial liabilities at fair value through profit or loss are initially recognized at fair value. Related transaction costs are expensed in profit or loss. These financial liabilities are subsequently remeasured and stated at fair value, and any changes in the fair value of these financial liabilities are recognized in profit or loss.

(18) Derecognition of financial liabilities

        A financial liability is derecognized when the obligation under the liability specified in the contract is discharged or cancelled or expires.

(19) Employee benefits

A.
Short-term employee benefits

  Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when the employees render service.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

B.
Pensions

  Defined contribution plans

  For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

C.
Employees' compensation and directors' remuneration

  Employees' compensation and directors' remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates.

(20) Employee share-based payment

  All of the Company's share-based payment are equity settled. Employee services received are measured at the fair value of the equity instruments awarded at the granting date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and exclude the impact of any service and non-market performance vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. And ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

(21) Income tax

A.
The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the tax is recognized in other comprehensive income or equity.

B.
The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

C.
Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

D.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

E.
Current tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

F.
A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from research and development expenditures and employees' training costs to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilised.

(22) Share Capital

A.
Ordinary shares are classified as equity.

B.
Where the Company repurchases the Company's equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

(23) Revenue Recognition

        The Group generates revenues from live streaming, online and offline dating services. Revenues from live streaming are generated from "17 Live Broadcasting" platform. Revenues from online and offline dating services are generated from "Paktor" platform which provide membership subscription to users for matching service in a certain period of time. Revenue is recognized when service has been rendered, the amount of revenue and the costs incurred can be measured reliably, and it is probable that the future economic benefits associated with the transaction will flow to the entity.

        The Group operates live streaming, online and offline dating platform with virtual points system which users can directly purchase virtual points or membership subscription on platforms or pay via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual points can be solely used to convert into virtual items on live streaming channels, or used to convert into virtual items on online dating platform. Virtual points sold but not yet consumed by the purchasers are recorded as "Deferred revenue" and upon conversion, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below unless otherwise stated.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A.
Live Streaming

        Revenue from live streaming are generated from "17 Live Broadcasting" platform. The Group creates and offers virtual items to be purchased by users on live streaming channels, which the Group operates and maintains. Users are required to first purchase virtual points and use those virtual points to purchase virtual items based on specified prices as predetermined by the Group. Users purchase time-based or consumable virtual items from the Group and gift them to performers to show support for their favorite performers. Time-based virtual items, provide users with recognized status, such as special symbols on the channels for a specific period of time. Consumable virtual items are extinguished after being consumed by the users (i.e. gifted to the performers). Accordingly, amounts received from the sale of virtual points are first recorded as deferred revenue. Upon conversion of virtual points to virtual items, the Group recognizes revenue based on the consumption pattern. For time-based virtual items, revenue is recognized ratably over the period over which the special symbols are displayed, which does not exceed one month. For consumable virtual items revenue is recongized upon consumption by the users. The Group does not have further obligations after the virtual items are consumed.

        In order to attract user traffic, the Group shares revenues with performers in accordance with the revenue sharing arrangements with the Group. The portion of revenue shared with the performers are accounted for as cost of revenue by the Group. If virtual points are provided to user free of charge for marketing purpose, the Group does not recognize any revenue when user convert it to virtual items.

B.
Membership

        The Group operates a membership subscription program where subscription members can have online or offline dating service when using Paktor platform. The membership fee is collected upfront from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription or recognized based on pre-arranged service milestone when services are rendered.

(24) Deferred revenue

        Deferred revenue primarily consist of prepayments from users in the form of the Group's virtual points that are not yet consumed or converted into virtual items on live streaming channels, or on online dating platform, and are recognized as revenue upon consumption or conversion, according to the revenue recognition policies described above. Deferred revenue also consists of unamortized revenue from virtual items in various channels and prepaid subscriptions under the membership program in the Group's platforms, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(25) Cost of revenue

        Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fees and content costs, including payments to various performers, and content providers, (ii) bandwidth costs, (iii) payment of handling cost, (iv) commission costs, and (v) other costs.

(26) Business combinations

A.
The Group uses the acquisition method to account for business combinations. The consideration transferred for an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed and equity instruments issued at the acquisition date, plus the fair value of any assets and liabilities resulting from a contingent consideration arrangement. All acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For each business combination, the Group measures at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to the proportionate share of the entity's net assets in the event of liquidation at either fair value or the present ownership instruments' proportionate share in the recognized amounts of the acquiree's identifiable net assets. All other non-controlling interests should be measured at the acquisition-date fair value.

B.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets acquired and the liabilities assumed is recorded as goodwill at the acquisition date. If the total of consideration transferred, non-controlling interest in the acquiree recognized and the fair value of previously held equity interest in the acquiree is less than the fair value of the identifiable assets acquired and the liabilities assumed, the difference is recognized directly in profit or loss on the acquisition date.

(27) Operating segments

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group's chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

5. CRITICAL ACCOUNTING ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY

        The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group's accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

5. CRITICAL ACCOUNTING ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY (Continued)

and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(1)   Critical judgements in applying the Group's accounting policies:

  Revenue Recognition

        The Group is primarily engaged in live streaming platform and recognizes revenue based on the consumption of the virtual points by users. The consideration paid by users for purchasing the virtual points is recognized as "Deferred revenue" and recognized as revenue when users consume the virtual points. Since the calculation of the consumption amount is based on assumptions and estimations, it requires management to make critical judgements.

(2)   Critical accounting estimates and assumptions:

A.
Impairment assessment of tangible and intangible assets (excluding goodwill)

        The Group assesses impairment based on its subjective judgement and determines the separate cash flows of a specific group of assets, useful lives of assets and the future possible income and expenses arising from the assets depending on how assets are utilised and industrial characteristics. Any changes of economic circumstances or estimates due to the change of Group's strategy might cause material impairment on assets in the future.

B.
Impairment assessment of goodwill

        The impairment assessment of goodwill relies on the Group's subjective judgement, including identifying cash-generating units, allocating assets and liabilities as well as goodwill to related cash-generating units, and determining the recoverable amounts of related cash-generating units. Please refer to Note 6(4) for the information of goodwill impairment.

C.
Fair value measurement of preferred shares

        The fair value of preferred shares is measured by using self-developed valuation model based on the valuation method and technique widely used within the same industry. Certain inputs used in the valuation model are not observable at market, and the Group must make reasonable estimates based on its assumptions. Please refer to Note 12(3) for the financial instruments fair value information.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS

(1)   Cash and cash equivalents

	January 1, 2016	December 31, 2016	December 31, 2017
Cash on hand	$—	$—	$37,644
Checking and demand deposits	3,479,533	9,399,455	22,614,238
Cash equivalents	—	—	1,745,945

	$3,479,533	$9,399,455	$24,397,827

A.
The Group transacts with a variety of financial institutions and payment agent with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B.
The Group has no cash and cash equivalents pledged to others.

(2)   Accounts receivable

	January 1, 2016	December 31, 2016	December 31, 2017
Accounts receivable	$273,886	$521,526	$6,402,104
Less: Allowance for doubtful accounts	—	—	—

	$273,886	$521,526	$6,402,104

A.
Accounts receivable mainly comprised of receivables from various online payment platform who collected payments for the customer's purchase of virtual points on behalf of the Group.

B.
The Group's accounts receivable that were neither past due nor impaired were fully performing in line with the credit standards prescribed based on counterparties' industrial characteristics, scale of business and profitability.

C.
The Group transacts with various online payment platform with high credit quality and reputation to disperse credit risk, so it expects that the probability of debtor's default is remote.

D.
The Group does not hold any collateral as security.

(3)   Other receivables

	January 1, 2016	December 31, 2016	December 31, 2017
Loan to others	$—	$—	$2,113,355
Receivable from issuance of preference shares	—	4,343,911	289,004
Other	32,260	53,154	147,275

	$32,260	$4,397,065	$2,549,634

        The loans to third parties are interest free, unsecured and repayable on demand.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(4)   Prepayments

	January 1, 2016	December 31, 2016	December 31, 2017
Prepaid advertisemnt expense	$—	$—	$4,922,122
Prepaid professtional fee	100,229	52,574	169,787
Other prepayment	26,115	52,623	659,137

	$126,344	$105,197	$5,751,046

(5)   Property, plant and equipment

	Office equipment	Leasehold improvements	Total
At January 1, 2016
Cost	$—	$—	$—
Accumulated depreciation and impairment	—	—	—

	$—	$—	$—

January 1, 2016	$—	$—	$—
Addition-acquired	188,039	—	188,039
Depreciation expense	(35,730)	—	(35,730)
Exchange adjustment	(7,918)	—	(7,918)

December 31, 2016	$144,391	$—	$144,391

December 31, 2016
Cost	$178,264	$—	$178,264
Accumulated depreciation and impairment	(33,873)	—	(33,873)

	$144,391	$—	$144,391

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

	Office equipment	Leasehold improvements	Total
At January 1, 2017
Cost	$178,264	$—	$178,264
Accumulated depreciation	(33,873)	—	(33,873)

	$144,391	$—	$144,391

January 1, 2017	$144,391	$—	$144,391
Addition-acquired	161,745	348,876	510,621
Acquired through business combination	98,484	97,343	195,827
Depreciation expense	(156,699)	(44,776)	(201,475)
Exchange adjustment	15,169	6,611	21,780

December 31, 2017	$263,090	$408,054	$671,144

December 31, 2017
Cost	$521,204	$455,485	$976,689
Accumulated depreciation	(258,114)	(47,431)	(305,545)

	$263,090	$408,054	$671,144

        The property, plant and equipment were not pledged to others as collaterals.

(6)   Intangible assets

A.
The details of intangible assets are as follows:

	Trademarks	Technology	Goodwill	User base	Total
At January 1, 2016
Cost	$—	$—	$—	$—	$—
Accumulated amortization	—	—	—	—	—

	$—	$—	$—	$—	$—

Opening net book amount	$—	$—	$—	$—	$—
Addition-acquired separately	—	122,876	—	—	122,876
Acquired through business
combination	—	—	722,909	65,618	788,527
Amortization charges	—	(11,183)	—	(61,330)	(72,513)
Net exchange differences	—	1,637	—	(4,288)	(2,651)

Closing net book amount	$—	$113,330	$722,909	$—	$836,239

At December 31, 2016
Cost		$122,876	$722,909	$58,142	$903,927
Accumulated amortization	—	(9,546)	—	(58,142)	(67,688)

	$—	$113,330	$722,909	$—	$836,239

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

	Trademarks	Technology	Goodwill	User base	Total
At January 1, 2017
Cost	$—	$122,876	$722,909	$—	$845,785
Accumulated amortization	—	(9,546)	—	—	(9,546)

	$—	$113,330	$722,909	$—	$836,239

2017
Opening net book amount	$—	$113,330	$722,909	$—	$836,239
Acquired through business
combination	11,400,000	6,500,000	66,609,587	6,900,000	91,409,587
Amortization charges	(884,689)	(3,308,858)	—	(1,411,364)	(5,604,911)
Net exchange differences	2,662	20,605	—	—	23,267

Closing net book amount	$10,517,973	$3,325,077	$67,332,496	$5,488,636	$86,664,182

At December 31, 2017
Cost	$11,757,127	$6,622,643	$67,332,496	$6,900,000	$92,612,266
Accumulated amortization	(1,239,154)	(3,297,566)	—	(1,411,364)	(5,948,084)

	$10,517,973	$3,325,077	$67,332,496	$5,488,636	$86,664,182

        The intangible assets were not pledged to others as collaterals.

(7)   Investments accounted for using equity method

	Year ended December 31, 2016	Year ended December 31, 2017
At January 1	$—	$8,766,541
Addition of investment accounted for using equity method	10,000,000	2,567,790
Share of profit or loss of investment accounted for using equity method	(1,233,459)	(3,171,282)
Acquisition of Machipopo	—	(8,163,049)

At December 31	$8,766,541	$—

	December 31, 2016	December 31, 2017
Associate	$8,766,541	$—

        The basic information of the associate that is material to the Group is as follows:

		Shareholding ratio
Company name	Principal place of business	December 31, 2016	December 31, 2017	Nature of relationship	Method of measurement
Machipopo, Inc.	Live Streaming	36.80%	100%	Strategic Investment	Equity method

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

        The Group acquired the remaining equity interest in Machipopo, Inc. in March 2017 and consolidated its net assets since the acquisition date. Please refer to Note 6(24).

(8)   Financial liabilities at fair value through profit or loss

	January 1, 2016	December 31, 2016	December 31, 2017
Current items:
Financial liabilities at fair value through profit or loss
Warrants	$—	$458,075	$400,000
Convertible notes	—	7,185,485	—

	—	7,643,560	400,000
Add: Valuation adjustment	—	1,717,440	(24,000)

	$—	$9,361,000	$376,000

Non-current items:
Financial liabilities at fair value through profit or loss
Preference shares	$9,822,153	$18,417,363	$95,303,750
Add: Valuation adjustment	507,547	9,030,765	19,410,417

	$10,329,700	$27,448,128	$114,714,167

A.
The preference shares as of January 1, 2016 and December 31, 2016 represents preference shares previously issued by Paktor which were subsequently converted into M17 Series A shares at the conversion ratio on a 1 for 1.98 basis upon the execution of the share swap agreement between Paktor and M17.

(a)
On September 8, 2014, Paktor entered into a Subscription Agreement to allot and issue 3,749,866 Series A redeemable preference shares ("RPS") for a total consideration of $2,622,153. On February 2, 2015 and March 17, 2015, the Group has further allotted and issued 1,111,111 and 239,235 Series A RPS at a consideration of $1,000,000 and $250,000 respectively. On July 8, 2015, Paktor entered into a Subscription Agreement to allot and issue 4,822,869 Series B RPS at a consideration of $5,950,000.

(b)
On June 30, 2016, Paktor entered into a Subscription Agreement to allot and issue 5,226,392 Series B Plus redeemable preference shares ("RPS") for a total consideration of $6,447,800. On August 1, 2016, Paktor has further allotted and issued 1,740,625 Series B Plus RPS for a total consideration of $2,147,410.

        Refer to Note 1 for detail regarding the share swap.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

B.
The Group remeasured the fair value and recognized net loss of $10,240,658 and $16,772,457 on financial liabilities at fair value through profit or loss for the year ended December 31, 2016 and 2017, respectively.

C.
The transaction and contract information are as follows:

(a)
In August 2017, concurrent with the Facility Loan, the Group granted warrants to DBS Bank Ltd. ("DBS") which can be subscribed for a total of $225,000 worth of fully paid Series B preference shares or to receive cash consideration. The warrants expire on the date that is ten years after the date of the issuance.

Warrants are exercisable at the option of the holder any time before the expiration date, for all or any part of the shares of warrant (but not for a fraction of a share) that may be purchased.

(b)
In August 2017, concurrent with the drawdown of Facility A Loan, the Group granted warrants to Innoven Capital Singapore Ptd. Ltd. ("Innoven") which can be purchased for a total of $450,000 worth of the same type of shares issued in the upcoming financing round. The warrants expire on the date that is six years after the date of the issuance.

The warrant are exercisable at the option of the holder, if and when an upcoming financing occurs on or before the expiration date, for all or any part of the shares of warrant (but not for a fraction of a share) that may be purchased.

While the warrants were issued in conjunction with drawdown of the Facility A Loan, the warrants are considered freestanding and detachable as they may be exercised separately following the issue date of the warrants. Further, the warrants are exercisable if and only when a future equity offering occurs.

(c)
In the event that all outstanding preference shares are converted into ordinary shares in connection with the Company's initial underwritten public offering and sales of its ordinary shares, the warrants shall be exercisable for the number of ordinary shares recalculated pursuant to the terms agreed in the Warrant Agreement with DBS and Innoven.

D.
In March 2017, the Group issued 73,610,098 shares of Series A convertible redeemable preferred shares (the "Series A Shares") to facilitate the share swap. In August and December, 2017, the Group issued 25,199,948 shares of Series B convertible redeemable preferred shares (the "Series B Shares") for $1.2964 per share for cash of $32,669,213.

The convertible redeemable preferred shares issued by the Company were classified entirely as liabilities. As the instrument contains embedded derivatives, it has been designated at fair value through profit or loss on initial recognition and as such the embedded redemption right and conversion feature are not separated.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  The rights, preferences and privileges of the preferred shares are as follows:

  Redemption Rights

  (a)
  If a qualified initial public offering has not occurred before the 3rd year anniversary of the shares issuance date, holders of any Series A and B preferred shares may request redemption of the preferred shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding preferred shares of such series.

  (b)
  The redemption prices of the Series A and Series B shall be the entry price and issuance price respectively plus compounded interest of 8% per annum computed on the entry price and issuance price commencing from the relevant subscription date for such Series A and Series B preferred shares.

  Conversion Rights

  (a)
  Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price.

  (c)
  The conversion price of each Series A preference share and Series B preference share are the same as their original entry price and issuance price and no adjustments to conversion price have occurred. Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price, upon closing of a qualified initial public offering.

  Voting rights

        Each preference share shall have the same voting rights as an ordinary share and shall carry one vote per preference share, and shall be entitled to vote together with the ordinary shares on an "as-if converted" basis on all matters submitted to a vote of the shareholders of the Company. The holders of the preference shares shall be entitled to receive notices of, and attend, speak and vote at, any meetings of the shareholders of the Company.

  Dividend Rights

        The preferred shareholders shall be entitled to receive, in preference to any dividend on the ordinary shares, non-accumulative dividends for each preferred share at the rate equal to 8% of, as the case may be, the Series A preferred share entry price and the Series B preferred share issue price, for each respective preferred shareholder. No dividend, whether in cash, in property, in shares in the Company or otherwise may be declared or paid on any other class or series of shares unless and until the preferred dividends are first paid in full.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  Liquidation Preferences

        Upon any liquidation event, including deemed liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed in the following order:

  (a)
  Making full payment to the holders of Series B preference shares and Series A preference shares, pari passu, of an amount for each Series B preference share that is equal to 100% of the Series B issue price plus all declared or accrued but unpaid dividends thereon calculated to the payment date, and an amount for each Series A Preference Share that is equal to 100% of the entry price in respect of such Share plus all declared or accrued but unpaid dividends thereon calculated to the payment date, or if such net proceeds are insufficient to make full payment of the Series B preference amount and the Series A preference amount, the net proceeds are to be distributed proportionally amongst the holders of Series B preference shares and the Series A preference shares in proportion to each of their respective preference amounts.

  (b)
  If there are remaining assets of the Company available for distribution, the remaining assets shall be distributed proportionally among the holders of ordinary shares and preferred shares on an as if converted basis.

E.
In October 2016, the Group issued convertible notes through its subsidiary in Singapore, Paktor, amounting to $7,643,560 and recognized under 'Financial liabilities at fair value through profit or loss' due to hybrid instrument feature. The Group recognized loss on valuation of convertible notes amounting to $1,717,440 for the year ended December 31, 2016. The terms of the convertible notes are as follows:

(a)
Paktor issued unsecured convertible notes amounted to $7,643,560 with 8% interest rate in October 2016. The notes mature 6 months from the issue date and will be redeemed in cash at face value at the maturity date.

(b)
The noteholders have the right to ask for conversion of the notes into preference shares- Series A of the Company. In March 2017, immediately before the share swap, all notes have been converted.

(9)   Accounts payables

	January 1, 2016	December 31, 2016	December 31, 2017
Revenue sharing fees and content	$—	$—	$5,331,830
Server and other costs	530,898	347,571	2,525,799

	$530,898	$347,571	$7,857,629

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(10) Other payables

	January 1, 2016	December 31, 2016	December 31, 2017
Marketing expenses payable	$323,372	$75,215	$5,176,046
Accrued salaries and welfare	52,935	148,523	2,286,833
Accrued event rewards	—	—	925,941
Other accrued expenses	—	—	937,978

	$376,307	$223,738	$9,326,798

(11) Deferred revenue

	January 1, 2016	December 31, 2016	December 31, 2017
Dating service	$185,458	$1,198,195	$3,926,018
Live streaming	—	—	2,780,808

	$185,458	$1,198,195	$6,706,826

(12) Long-term loans

Type of loans	Period	January 1, 2016	December 31, 2016	December 31, 2017
Other loans—Innoven	Augest 1, 2017~Ferburary 1, 2020	$—	$—	$2,700,538
Bank loans—DBS	Augest 1, 2017~Augest 1, 2020	—	—	1,173,945

		$—	$—	$3,874,483
Less: Current portion		—	—	(1,809,600)

		$—	$—	$2,064,883

A.
In October 2016, Paktor entered into a three-year loan facility agreement with DBS, where a loan facility up to $1,500,000 was made available to Paktor. The loans bear an interest rate 8.00% per annum. The loan facility is guaranteed by the Company.

B.
In August 2017, Machipopo entered into a thirty-month loan facility agreement with Innoven, where a loan facility up to $7,000,000 was made available to Machipopo. The loans bear an interest rate 8.75% per annum. The loan facility is guaranteed by the Company.

(13) Pensions

  Defined Contribution Plans

A.
The pension plan under the Taiwan Labor Pension Act ("LPA") for the Group's Taiwan resident employees is a government-managed defined contribution plan. Based on the LPA, the Taiwan Branch of the Group makes monthly contributions to employees' individual pension accounts at

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  6% of their monthly salaries. The subsidiaries located in other counties also make contributions at various ranges according to relevant local regulations.

B.
The pension costs under defined contribution pension plans of the Group for the year ended December 31, 2016 and 2017, were $159,176 and $685,660, respectively.

(14) Share-based payments

        As described in Note 1, in March 2017, under a share swap agreement, the Company became the holding company of Paktor and acquired the remaining interest of Machipopo. Pursuant to the agreement, all share options and restricted share units of Paktor and Machipopo, vested or unvested, shall be assumed by the Company and converted into share options and restricted share units of the Company, subject to the same terms and conditions applicable to Paktor and Machipopo options and restricted share units (including expiration date, vesting conditions and exercise provisions).

  Employee stock option plan

A.
Vesting Conditions

        The Company's share options are subject to a 4-year service vesting condition with 25% of the options becoming vested each year.

        For the options issued to replace previous options of Machipopo, 25% of the options will vest after the first year of service, and remaining 75% will vest evenly over the remaining 36 months.

B.
Details of the share-based payment arrangements are as follows:

	Year ended December 31, 2016
Employee stock option plan	Number of options	Weighted-average exercise price
Outstanding at January 1	1,314,063	0.0075
Granted during the period	1,131,719	0.0072
Forfeited during the period	(7,500)	0.0074

Outstanding at December 31	2,438,282	0.0073

Exercisable at December 31	502,500	0.0075

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

	Year ended December 31, 2017
Employee stock option plan	Number of options	Weighted-average exercise price
Outstanding at January 1	2,438,282	0.0073
Effect of capital reorganization	2,395,247	0.0073
Issued replacement awards upon acquisition of Machipopo	699,997	0.8500
Granted during the period	343,384	0.0073
Forfeited during the period	(106,056)	0.0073

Outstanding at December 31	5,770,854	0.1095

Exercisable at December 31	2,573,055	0.1411

        The number of options and weighted average exercise price presented for the year ended December 31, 2016 represents the original number of shares and prices that were previously issued by Paktor. The employee stock options for the year ended December 31, 2017 were previously issued by Paktor and were subsequently assumed by the Company and converted into share options of the Company at the exchange ratio on a 1:1.98 basis as described in Note 1, subject to the same terms and conditions applicable to Paktor options (including expiration date, vesting conditions and exercise provisions).

C.
There was no stock options exercised during year 2016 and 2017.

D.
(a) December 31, 2016:

        The fair value of stock options originally granted by Paktor on grant date is measured by using the Trinomial option-pricing model. Relevant information is as follows:

Type of arrangement	Share price on grant date	Exercise price	Expected volatility rate	Expected life	Dividend yield	Risk-free interest rate	Fair value per unit
Employee stock option plan	$0.4~$0.91	$0.0070~$0.0079	50%	4 years	0.00%	0.85%~1.63%	Note
  (b)
  December 31, 2017:

        The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model and Trinomial option-pricing model.

        Relevant information is as follows:

Type of arrangement	Share price on grant date	Exercise price	Expected volatility rate	Expected life	Dividend yield	Risk-free interest rate	Fair value per unit
Employee stock option plan	$0.4~$0.7356	$0.007~$0.85	47%~50%	4~8.5 years	0.00%	0.85%~3.06%	$0.3918~$0.494

Note: The fair value per unit depends on the paramater used on grant dates.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  Employee Participation Scheme

E.
The Employee Participation Scheme (the "Scheme") was approved by the shareholders on November 25, 2015, to issue new securities up to 267,936 ordinary shares. The purpose of adopting this Scheme is to serve as an incentive for increased employed participation and talent retention. The employee agrees that the payment for the scheme is paid in installments and the scheme will only be vested and issued in the name of the employee in six equal installments within ten business days after the Group has received the payments for the scheme.

F.
Details of the employee participation scheme are as follows:

	Year ended December 31, 2016
Employee participation scheme	Number of options	Weighted-average exercise price
Outstanding at January 1	84,710	0.72
Granted during the period	104,000	0.72
Forfeited during the period	(650)	0.72

Outstanding at December 31	188,060	0.72

Exercisable at December 31	188,060	0.72

	Year ended December 31, 2017
Employee participation scheme	Number of options	Weighted-average exercise price
Outstanding at January 1	188,060	0.72

Outstanding at December 31	188,060	0.72

Exercisable at December 31	188,060	0.72

        The employee participation scheme outstanding as of January 1, 2016 and 2017 were previously issued by Paktor and were subsequently assumed by the Company and converted into share options and restricted share units of the Company, subject to the same terms and conditions applicable to Paktor options (including expiration date, vesting conditions and exercise provisions).

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  Restricted share units

G.
The Company's restricted share units are subject to a 4-year vesting condition with 25% becoming vested after the first year and remaining 75% being vested evenly over the remaining 36 months.

The restricted share units granted by the company can only be settled by shares.

Number of units
Outstanding at January 1, 2017	—
Granted replacement award at the acquisition of Machipopo	5,110,787
Exercised during the period	(560,176)

Outstanding at December 31, 2017	4,550,611

Exercisable at December 31, 2017	3,579,411

        The restricted share units were previously issued by Machipopo and subsequently assumed by the Company and converted into restricted share units of the Company at the time of the acquisition of Machipopo, subject to the same terms and conditions applicable to Machipopo restricted share units (including expiration date, vesting conditions and exercise provisions).

  Professional services

J.
In July 2016, Paktor granted 326,741 ordinary shares to technology service provider as the consideration of 2 years professional support on Paktor's dating application. 50% of the share will be vested each year. The consideration was fair valued and recognized as professional fee throughout the vesting period. Details are as follow:

Type of arrangement	Grant date	Number of shares	Share price on grant date	Contract period
Professional services	2016.07.31	326,741	$0.91	2 years
K.
The expenses incurred on share-based payment transactions for the year ended December 31, 2016 and 2017 were $412,696 and $1,892,554, respectively.

(15) Capital Stock

        In March 2017, the Company was incorporated as a Limited Liability Company with authorized share capital of $50,000 divided into 500,000,000 shares, of which 300,000,000 shares are designated as ordinary shares at par value of $0.0001 and 200,000,000 as preferred shares. As of December 31, 2017, the issued and outstanding share capital was 53,571,704 ordinary shares at par value of $0.0001 for each share, and 98,810,046 preferred shares at par value of $0.0001. As of December 31, 2016, the issued and outstanding share capital was 11,425,159 ordinary shares (representing the issued and outstanding share capital of Paktor) with no par value, and 16,890,098 preferred shares. Changes between the December 31, 2016 and December 31,2017 was resulted from the issuance of ordinary shares and preference shares by the Company for the reorganization between Paktor and the Company, exercise of

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

share based payments and the acquisition of Machipopo through share swap in March 2017 as described in Note 1.

(16) Operating revenue

	Year ended December 31, 2016	Year ended December 31, 2017
Live streaming	$—	$71,803,036
Dating service	3,682,180	7,297,560
Others	—	401,538

	$3,682,180	$79,502,134

(17) Cost of revenue

	Year ended December 31, 2016	Year ended December 31, 2017
Revenue sharing fees and live streaming costs	$—	$47,550,761
Channel costs	967,449	9,106,327
Server and bandwidth costs	—	4,561,472
Amortization of acquired intangible asset—technology		2,660,193
Programme production costs	—	1,542,235
Other costs	—	83,203

	$967,449	$65,504,191

(18) Operating expenses by nature

	Year ended December 31, 2016	Year ended December 31, 2017
Marketing expense	$2,752,345	$27,138,888
Employee benefit expense	3,934,183	14,203,635
Depreciation and amortization expense	108,243	3,146,193
Professional fees	561,346	1,819,083
Operating lease payments	134,590	426,800
Other expense	66,204	3,703,284

	$7,556,911	$50,437,883

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(19) Employee benefit expenses

	Year ended December 31, 2016	Year ended December 31, 2017
Wages and salaries	$3,107,920	$10,760,509
Share-based compensation	412,696	1,892,554
Labor and health insurance fees	34,131	544,650
Pension costs	159,176	685,660
Other personnel expenses	220,260	320,262

	$3,934,183	$14,203,635

(20) Other gains and loss

	Year ended December 31, 2016	Year ended December 31, 2017
Fair value gain on remeasurement of previously held equity interest in Machipopo	$—	$34,963,493
Revaluation losses on financial liabilities	(10,240,658)	(16,772,457)
Foreign exchange gain (loss)	477,516	(850,247)
Other	(488,217)	(311,544)

	$(10,251,359)	$17,029,245

(21) Finance costs

	Year ended December 31, 2016	Year ended December 31, 2017
Interest expense:
Other borrowings	$—	$162,640
Bank loan	—	89,058
Convertible notes	28,461	—

Finance costs	$28,461	$251,698

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(22) Income tax

  A.
  Income tax expense

	Year ended December 31, 2016	Year ended December 31, 2017
Current tax:
Current tax on profits for the year	$—	$—

Total current tax	—	—

Deferred tax:
Origination and reversal of temporary differences	—	(692,165)

Total deferred tax	—	(692,165)

Income tax benefit	$—	$(692,165)

B.
Reconciliation of income tax expense and the accounting profit:

	Year ended December 31, 2016	Year ended December 31, 2017
Tax calculated based on loss before tax and statuary tax rate	$(1,059,992)	$(5,252,031)
Expenses disallowed by tax regulation	5,593	152,512
Tax exempt income by tax regulation	(101,065)	(21,612)
Taxable loss not recognized as deferred tax assets	1,155,464	4,428,966

	$—	$(692,165)

        The Company principally operates business in Taiwan and Singapore and the tax rate for both countries was 17% in both 2016 and 2017. Refer to Note 11 for change in tax rate in Taiwan.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

C.
Amounts of liabilities as a result of temporary differences are as follows:

	2016
	January 1	Recognized in profit or loss	Business combination	December 31
Deferred tax liabilities:
Temporary differences:
Business combination	$—	$—	$5,709	$5,709

	2017
	January 1	Recognized in profit or loss	Business combination	December 31
Deferred tax liabilities:
Temporary differences:
Business combination	$5,709	$(692,165)	$2,177,962	$1,491,506

D.
The expiration dates of unused tax losses and amounts of unrecognized deferred tax assets are as follows:

December 31, 2017
Year incurred	Amount filed/assessed	Unused tax losses for which no deferred tax asset has been recognized	Unrecognized deferred tax assets	Usable until
2015	$335,054	$335,054	$56,959
2016	11,374,361	11,374,361	1,933,641	Note
2017	13,061,251	13,061,251	2,220,413

Note:
There are no expiration dates of Paktor, Ltd.'s unused tax losses and amounts of recognized deferred tax asset. Tax losses from Machipopo, Inc Taiwan Branch may be carried forward for 10 years to offset future taxable income
E.
The amounts of deductible temporary differences not recognized as deferred tax assets are as follows:

	December 31, 2016	December 31, 2017
Deductible temporary differences	$1,155,464	$4,428,966

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(23) Loss per share

	Year ended December 31, 2016
	Amount after tax	Weighted average number of ordinary shares outstanding (in thousands of shares)	Loss per share (in dollars)
Basic loss per share
Loss attributable to ordinary shareholders of the Company	$(16,355,459)	$21,057,423	$(0.78)

Dilutive effect of common stock equivalents (Note):
Employees' stock options
Restricted stock units
8% Convertible notes
Non-cumulative convertible preferred shares
Diluted loss per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$(16,355,459)	$21,057,423	$(0.78)

	Year ended December 31, 2017
	Amount after tax	Weighted average number of ordinary shares outstanding (in thousands of shares)	Loss per share (in dollars)
Basic loss per share
Loss attributable to ordinary shareholders of the Company	$(22,013,230)	$47,377,522	$(0.46)

Dilutive effect of common stock equivalents (Note):
Employees' stock options
Restricted stock units
Non-cumulative convertible preferred shares
Diluted loss per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential ordinary shares	$(22,013,230)	$47,377,522	$(0.46)

Note:
Employee stock options, restricted stock units, non-cumulative convertible preferred shares and convertible notes were excluded from the calculation of losses per share as they were anti-dilutive.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(24) Business combinations

A.
In August, 2016, the Group acquired 100% equity interest of Down Inc. ("Down") through share swap for consideration of $993,143 and obtained the control of Down Inc. The investee is a technology company focusing on developing online dating software. As a result of the acquisition, the Group is expected to increase its presence in the online dating market in North America.

B.
In March 2017, the Group acquired the remaining equity interest in Machipopo through share swap for consideration of $91,330,281. The investee is a technology company focusing on live streaming business. The primary reason for the acquisition and cooperative transaction is to leverage the Group's existing industry expertise, facilities, and personnel in order to maximise synergies with respect to the acquisition and cooperative transaction.

C.
The fair value on acquisition date of the acquisition price, assets acquired and liabilities assumed on acquisition date are as follows:

	Machipopo	Down
Purchase consideration
Equity instruments	$25,743,081	$993,143
Fair value of previously held interest	43,126,542	—
Financial liabilities at fair value through profit or loss—noncurrent	22,460,658	—

	91,330,281	993,143

Fair value of the identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$1,818,830	$100,274
Other current assets	8,470,153	110,942
Property, plant and equipment	195,827	—
Intangible assets	24,800,000	65,618
Other non-current assets	215,185	—
Other current liabilities	(8,601,339)	(891)
Deferred tax liabilities	(2,177,962)	(5,709)

Total identifiable net assets	24,720,694	270,234

Goodwill	$66,609,587	$722,909

Acquisition of Down

D.
The fair value totaling $993,143 of the 1,091,366 ordinary shares issued as the consideration paid for Down was based on the fair valued share price in August, 2016.

E.
The operating revenue included in the consolidated statement of comprehensive income since August 17, 2016 contributed by Down was $408,384. Down also contributed loss before income tax of $75,951 over the same period. Had Down been consolidated from January 1, 2016, the consolidated statement of comprehensive income would show operating revenue of $3,991,437 and loss before income tax of $16,497,902.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

Acquisition of Machipopo

F.
On March 20, 2017, the Company completed the acquisition of all remaining issued and outstanding shares of Machipopo for $48,203,739 by issuing equivalent classes of shares of the Company on a 1 for 1 basis to exchange with all the existing shareholders of Machipopo. This consideration was comprised of issuing 32,941,176 ordinary shares of the Company having fair value of $25,743,081, and issuing preferred shares 22,705,882 of the Company having fair value of $22,460,658. Prior to the completion of the acquisition, the Company held a 48.18% ownership interest in Machipopo, which was accounted for under the equity method.

G.
The Group recognized fair value gain of $34,963,493 on remeasurement of equity investment held in Machipopo immediately before the business combination.

H.
The fair value of the acquired identifiable intangible assets was amounted to $24,800,000, including trademarks, technology and user base. Please refer to Note 6(6).

I.
The operating revenue included in the consolidated statement of comprehensive income since March 2017 contributed by Machipopo was $10,577,834. Machipopo also contributed loss before income tax of $6,859,508 over the same period. Had Machipopo been consolidated from January 1, 2017, the consolidated statement of comprehensive income would show operating revenue of $90,079,968 and loss before income tax of $62,806,072.

J.
Pursuant to the agreement, all share based compensation originally issued by Machipopo, vested or unvested, shall be assumed by the Company and converted into same class of instrument of the Company, subject to the same terms and conditions (including expiration date, vesting conditions and exercise provisions).

(25) Supplemental cash flow information

A.
Investing activities with partial cash payments

	Year ended December 31, 2016	Year ended December 31, 2017
Acquisition of investments accounted for using equity method	$10,000,000	$2,567,790
Add: Beginning balance of other payables—related parties	—	8,600,000
Less: Elimination of balance upon consolidation	—	(2,567,790)
Less: Ending balance of other payables—related parties	(8,600,000)	—

Payments on acquisition of investments accounted for using equity method	$1,400,000	$8,600,000

Note:
In 2016, the Group invested $10,000,000 into Machipopo in exchange for 36.8% of the equity interest of Machipopo, of which $1,400,000 was paid in 2016 and $6,032,210 was paid in 2017. Consequently, the Group has a payable to Machipopo amounted to $2,567,790. In January 2017, the Group acquired additional 9.44% of equity interest of Machipopo from a third party investor at a consideration of $2,567,790 all of which was paid in March 2017. Later in March

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  2017, the Group acquired the remaining interest of Machipopo. Upon consolidation of Machipopo by the Group, the balance owed to Machipopo by the Group was eliminated.

B.
Financing activities with partial cash receipts

	Year ended December 31, 2016	Year ended December 31, 2017
Consideration from issuance of preference shares	$8,595,210	$38,647,924
Add: Beginning balance of other receivable	—	4,343,911
Less: Ending balance of other receivable	(4,343,911)	—

Proceeds from issuance of preference shares	$4,251,299	$42,991,835

C.
Reconciliation of liabilities arising from financing activities

			Non-Cash flows
	As of January 1, 2017	Cash flows	Beginning balance of other receivable	Fair value changes	Issuance for Machipopo acquisition	Issuance for conversion from converible notes	Discount on long-term loans	Amortization of discount	As of December 31, 2017
Long-term loans (include the current portion)	$—	$4,173,444	$—	$—	$—	$—	$(400,000)	$101,039	$3,874,483
Financial liability at fair value through profit or loss	27,448,128	42,991,835	(4,343,911)	16,796,457	22,460,658	9,361,000	—	—	114,714,167

Total liabilities from financing activities	$27,448,128	$47,165,279	$(4,343,911)	$16,796,457	$22,460,658	$9,361,000	$(400,000)	$101,039	$118,588,650

(26) Unaudited pro forma balance sheet and net loss per share

        Upon the completion of a qualified initial public offering, the Series A and B preference shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of December 31, 2017 assumes a qualified initial public offering has occurred and presents an adjusted

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

financial position as if the conversion of all outstanding Series A and B preference shares into ordinary shares at the conversion ratio as described in Note 6(8).

For year ended December 31, 2017
Numerator:
Loss for the year	$(22,013,230)
Fair value loss on preference shares	19,410,417

Numerator for pro-forma basic and diluted net loss per share	$(2,602,813)

Denominator:
Weighted average number of ordinary shares outstanding	47,377,522
Pro-forma effect of the conversion of Series A preference shares	73,610,098
Pro-forma effect of the conversion of Series B preference shares	25,199,948

Denominator for pro-forma basic and diluted net loss per share	146,187,568

Pro-forma net loss per share:
Basic	$(0.02)

Diluted	$(0.02)

7. RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

A.
Other receivables-related parties:

	January 1, 2016	December 31, 2016	December 31, 2017
Affiliates	$—	$499,347	$2,970

B.
Other payables:

	January 1, 2016	December 31, 2016	December 31, 2017
Affiliates	$—	$8,777,192	$46,290

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

7. RELATED PARTY TRANSACTIONS (Continued)

(2)   Key management compensation

	Year ended December 31, 2016	Year ended December 31, 2017
Salaries and other short-term employee benefits	$471,113	$808,498
Other long-term benefits	—	166,900

Total	$471,113	$975,398

8. PLEDGED ASSETS

        None.

9. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS

        Operating lease commitments

        Future aggregate minimum lease obligations payable under the leases are as follows:

	December 31, 2016	December 31, 2017
Less than one year	$241,416	$1,531,967
Over one year but less than five years	118,007	1,168,112
Over five years	—	—

	$359,423	$2,700,079

10. SIGNIFICANT DISASTER LOSS

        None.

11. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

1.
The Company issued unsecured convertible notes amounted to $18,500,000 with 8% interest rate in January 2018. The notes mature 1 year from the issuance date and will be redeemed in cash at face value at the maturity date plus interest accrued and unpaid on such notes. The noteholders have the rights to ask for conversion of the notes into Series B preference shares of the Company. Conversion ratio is subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other event.

2.
The amendment to the Income Tax Act has been approved by Legislative Yuan of the Republic of China in Taiwan on January 18, 2018 and promulgated by the President on February 7, 2018 raising the profit-seeking enterprise income tax rate from 17% to 20% effective from fiscal year starting January 1, 2018.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

11. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE (Continued)

3.
On March 2, 2018, the Company entered into an agreement with a business partner to jointly develop the Japanese market with an intention to acquire its business.

12. OTHERS

(1)   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to improve the Group's capital structure, the Group may issue new shares or sell assets to reduce debt rate. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total liabilities divided by total assets.

        As of December 31, 2017 and 2016, the Group's gearing ratios are as follows:

	December 31, 2016	December 31, 2017
Total assets	$24,746,475	$127,707,108

Total liabilities	$47,361,533	$144,530,957

Debt ratio	1.91	1.13

(2)   Financial instruments

A.
Fair value information of financial instruments

(a)
Except those listed in the table below, the carrying amounts of the Group's financial instruments not measured at fair value (including cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and other payables) approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(3).

	January 1, 2016
	Level 1	Level 2	Level 3
Financial liabilities:
Preference share liabilities	$—	$—	$10,329,700

	December 31, 2016
	Level 1	Level 2	Level 3
Financial liabilities:
Warrants	$—	$—	$561,000
Convertible notes			8,800,000
Preference share liabilities	—	—	27,448,128

Total	$—	$—	$36,809,128

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

	December 31, 2017
	Level 1	Level 2	Level 3
Financial liabilities:
Warrants	$—	$—	$376,000
Preference share liabilities	—	—	114,714,167
Long-term borrowings
(including current portion)	—	—	3,874,483

Total	$—	$—	$118,964,650

  (b)
  The methods and assumptions of fair value measurement are as follows:

  i.
  Preference share liabilities

  The fair value measurement takes the following 2 methods into account:

  (1)
  The recent fund raising prices

  (2)
  Using income approach (discounted cash flow) to calculate total equity value first, and conduct equity value allocation via option pricing model under different scenarios (IPO, liquidation and redemption) to calculate probability weighted value of all classes of equities (including preference shares).

  ii.
  Convertible notes:

  The fair value is estimated based on implied value under different scenarios (including conversion and redemption) to calculate probability weighted value.

B.
Financial risk management policies

(a)
The Group's activities expose the Group to a variety of financial risks: market risk, credit risk, liquidity risk and cash flow interest rate risk. The Group adopts overall risk management program and control system to identify all financial risks and seeks to control and balance potential adverse effects from those aforesaid financial risks.

(b)
The goal of market risk management is to appropriately consider the impacts of economic environment, competition and market value risk, in order to achieve the best risk position, to maintain appropriate liquidity position and to centrally manage all market risks.

(c)
To meet its risk management objectives, the Group's procedures of hedge focus on market risk and cash flow interest rate risk.

C.
Significant financial risks and degree of financial risks

(a)
Market risk

The Group's market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risks. In practice, the risk variable rarely

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

    changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

Foreign exchange risk

i.
The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities (when revenue or expense is denominated in a different currency from the Company's and its subsidiaries' functional currency) and the Group's net investments in foreign subsidiaries.

ii.
The Group applies natural hedges by using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Group.

iii.
The Group's foreign currency exposure gives rise to market risks associated with exchange rate movements against the US dollar for cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables.

iv.
The Group's businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	Year ended December 31, 2016
	Foreign currency	Exchange rate	Carrying amount (SGD)
(Foreign currency: functional currency)
Financial assets
Monetary items
USD : SGD	$422,361	1.45	$611,093

	Year ended December 31, 2017
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD : USD	$223,017,499	0.03	$7,493,388
HKD : USD	9,173,180	0.12	1,138,392
SGD : USD	4,483,882	0.75	3,353,944
Financial liabilities
Monetary items
NTD : USD	$353,549,893	0.03	$11,879,276
SGD : USD	1,653,218	0.75	1,236,607

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

v.
The total exchange gain (loss), including realized and unrealized gains (losses) arising from significant foreign exchange variations on monetary items held by the Group for the year ended December 31, 2016 and 2017 amounted to $477,516 and ($850,247) respectively.

vi.
Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2016
	Change in exchange rate	Effect on profit (loss)
Financial assets
Monetary items
USD : SGD	5%	$30,554

	Year ended December 31, 2017
	Change in exchange rate	Effect on profit (loss)
Financial assets
Monetary items
NTD : USD	5%	$374,669
HKD : USD	5%	56,920
SGD : USD	5%	167,697
Financial liabilities
Monetary items
NTD : USD	5%	$593,964
SGD : USD	5%	61,830

Interest rate risk

i.
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's loans with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate bank loans. The Group reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

ii.
The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

iii.
Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Group used to report to internal management is increase or decrease 1% in interest rates which is assessed as the reasonable degree of variation by the management.

iv.
As of December 31, 2016 and 2017, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group's profit

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  approximately by $77,000 and $46,303, respectively, mainly due to the Group's floating rate on bank loans.

(b)
Credit risk

i.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. As of December 31, 2016 and 2017, the Group is exposed to credit risk arises from the carrying amount of the financial assets recognized in the consolidated balance sheet.

ii.
The Group is exposed to credit risk from its operating activities, primarily accounts receivable, and from its financing activities, primarily deposits with banks and financial instruments.

iii.
Each business unit performs ongoing credit evaluations of its debtors' financial conditions according to the Group's established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for allowance for doubtful receivables based upon the available facts and circumstances, history of collection and write-off experiences of all trade and other receivables which consequently minimize the Group's exposure to bad debts.

iv.
Credit risk from balances with banks and financial institutions is managed by the Group's finance unit in accordance with the Group's policies.

(c)
Liquidity risk

i.
The Group manages and maintains adequate cash and cash equivalents to finance the Group's operations, and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

ii.
The primary source of liquidity for the Group is from bank loans. See Notes 6(12) for details.

iii.
The table below summarizes the maturity profile of the Group's non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

	January 1, 2016
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Non-derivative financial liabilities
Accounts payable	$530,898	$—	$—	$—
Other payables	376,307	—	—	—
Preference Shares	—	—	12,389,242	—

	December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Non-derivative financial liabilities
Accounts payable	$347,571	$—	$—	$—
Other payables	9,000,930	—	—	—
Convertible notes	8,800,000	—	—	—
Preference Shares	—	—	23,833,075	—

	December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Non-derivative financial liabilities
Notes payable	$134,852	$—	$—	$—
Accounts payable	7,857,629	—	—	—
Other payables	9,373,088	—	—	—
Long-term bank loans (including current portion)	2,086,724	2,411,029	—	—
Preference Shares	—	—	124,507,747	—

	December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative financial liabilities:
Warrants	$561,000	$—	$—	$—

	December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative financial liabilities:
Warrants	$—	$—	$376,000	$—

        The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial assets and liabilities stated above.

(3)   Fair value information

A.
Details of the fair value of the Group's financial assets and financial liabilities not measured at fair value are provided in Note 12(2)A.

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

B.
The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:	Unobservable inputs for the asset or liability. Regarding the convertible debentures payable and preference shares liabilities issued by the Group without active market is included in Level 3.
C.
The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2016 and 2017 is as follows:

	January 1, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value throughprofit or loss
Preference shares	$—	$—	$10,329,700	$10,329,700

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value throughprofit or loss
Convertible notes	$—	$—	$8,800,000	$8,800,000
Warrants	—	—	561,000	561,000
Preference shares	—	—	27,448,128	27,448,128

Total	$—	$—	$36,809,128	$36,809,128

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value throughprofit or loss
Warrants	$—	$—	$376,000	$376,000
Preference shares	—	—	114,714,167	114,714,167

Total	$—	$—	$115,090,167	$115,090,167

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

D.
The methods and assumptions the Group used to measure fair value are as follows:

(a)
The fair value of financial instruments is measured by using different valuation techniques including recent fund raising price of similar instruments, discounted cash flow method, probability expected return method, option pricing model and others.

(b)
For high-complexity financial instruments such as preference shares and convertible notes, the fair value is measured by widely accepted valuation method and techniques. Certain inputs used in the valuation model are not observable at market, and the Group must make reasonable estimates based on industry experience and professional judgement.

(c)
The valuation of warrants is based on Black Scholes model widely accepted by market participants.

E.
The following chart is the movement of Level 3 for the year ended December 31, 2016 and 2017:

Year ended December 31, 2016
Financial liabilities at fair value through profit or loss
At January 1	$10,329,700
Issued during the period	16,238,770
Valuation loss	10,240,658

December 31, 2016	$36,809,128

Year ended December 31, 2017
Financial liabilities at fair value through profit or loss
At January 1	$36,809,128
Issued during the period	61,508,582
Valuation loss	16,772,457

December 31, 2017	$115,090,167

F.
For the year ended December 31, 2016 and 2017, there was no transfer between Level 1 and Level 2.

G.
For the year ended December 31, 2016 and 2017, there was no transfer into or out from Level 3.

H.
Financial department is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

I.
The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at December 31 2016	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Financial liabilities at fair value through profit or loss:
Preference shares	$27,448,128	Discounted cash flow method	Discount rate	19% - 25%	The higher discount rate, the lower the fair value of preferred share.
Convertible notes	8,800,000	Probability expected return method ("PWERM")	Probability of each scenario	10% - 70%	When approaching to the maturity date,the fair value of CB increases with the increase of probability of conversion scenario and decrease of probility of redemption scenario.
Warrant	561,000	Black-scholes method	Risk free rate	0.8% - 1.1%	The higher Risk free rate, the higher fair value.

	Fair value at December 31 2017	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Financial liabilities at fair value through profit or loss:
Preference shares	$114,714,167	Discounted cash flow method	Discount rate	30%	The higher discount rate, the lower the fair value of preferred share.
Warrant	376,000	Black sholes model	Risk free rate	2.7% - 3.1%	The higher Risk free rate, the higher fair value.
J.
The Group has carefully assessed the valuation models and assumptions used to measure fair value; therefore, the fair value measurement is reasonable. However, use of different valuation models or assumptions may result in difference measurement. The following is the effect of profit

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  or loss or of other comprehensive income from financial assets and liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			Year ended December 31, 2016
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable	Favorable change	Unfavorable
Financial liabilities at fair value through profit or loss:
Preference shares	Discount rate	±1%	$736,044	($731,607)	$—	$—
Converible notes	PWERM	±1%	—	—	—	—
Warrant	Risk-free rate	±1%	7,560	(7,792)	—	—

			Year ended December 31, 2017
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable	Favorable change	Unfavorable
Financial liabilities at fair value through profit or loss:
Preference shares	Discount rate	±1%	$3,539,522	($4,129,862)	$—	$—
Warrant	Risk-free rate	±1%	12,000	(13,000)	—	—

13. SEGMENT INFORMATION

(1)   General information

        The Group's major businesses are live video streaming and social networking platform that are dedicated to bring singles together. The chief operating decision-maker, who allocates resources and assesses performance of the Group as a whole, has identified that the Group has three reportable operating segments, live streaming, dating service, and others.

(2)   Information about segment profit or loss, assets and liabilities

        The Group's reportable segments information are the same as the financial statements.

	Year ended December 31, 2016
	Live streaming	Dating Service	Others	Total
Revenue	$—	$3,682,180	$—	$3,682,180
Operating profit	—	(4,842,180)	—	(4,842,180)
Depreciation and amortization	—	(108,243)	—	(108,243)
Interest expense	—	(28,461)	—	(28,461)

M17 ENTERTAINMENT LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in US dollars, except as otherwise indicated)

13. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2017
	Live streaming	Dating Service	Others	Total
Revenue	$71,803,036	$7,297,560	$401,538	$79,502,134
Operating loss	(27,596,158)	(6,765,637)	(2,078,145)	(36,439,940)
Depreciation and amortization	(5,605,579)	(179,115)	(21,692)	(5,806,386)
Interest expense	(162,640)	(89,058)	—	(251,698)

(3)   Reconciliation for segment income (loss)

        The segment income (loss) reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income. There is no reconciliation because the report provided to the chief operating decision-maker for business decisions has no difference to the segment income (loss) information.

(4)   Geographical information

	Year ended December 31, 2016		Year ended December 31, 2017
	Revenue	Non-current assets	Revenue	Non-current assets
Taiwan	$1,980,635	$195,882	$65,063,127	$87,174,549
Hong Kong	—	—	3,527,034	—
Japan	—	—	3,203,256	—
USA	411,459	—	1,578,969	—
Korea	394,787	—	1,405,544	—
Singapore	589,440	861,462	1,114,632	1,163,895
Others	305,859	—	3,609,572	17,459

	$3,682,180	$1,057,344	$79,502,134	$88,355,903

14. INITIAL APPLICATION OF IFRSs

        These consolidated financial statements are the first consolidated financial statements prepared by the Group in accordance with the IFRSs. The Group has adjusted the amounts as appropriate that are reported in the previous Financial Standards in Singapore (FRSs) consolidated financial statements to those amounts that should be presented under IFRSs in the preparation of the opening IFRS balance sheet as of January 1, 2016.

        The effects of transition from Financial Standards in Singapore (FRSs) to the IFRSs on the Group's financial position, operating results and cash flows have no significant impact to the Group's financial condition and financial performance based on the Group's assessment.

Report of Independent Auditors

To the Board of Directors and Shareholders of Machipopo, Inc.

        We have audited the accompanying consolidated financial statements of Machipopo Inc. and its subsidiaries, which comprise the consolidated balance sheets as of March 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the three months ended March 31, 2017 and for the year ended December 31, 2016.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Machipopo Inc. and its subsidiaries as of March 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for the three months ended March 31, 2017 and for the year ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
March 2, 2018

MACHIPOPO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	Notes	December 31, 2016	March 31, 2017
Assets
Current assets
Cash and cash equivalents	6(1)	$2,420,599	$1,818,830
Accounts receivable	6(2)	826,126	2,229,518
Accounts receivable—related parties	7(1)	35,595	12,705
Other receivables		236,819	532,580
Other receivables—related parties	7(1)	8,669,876	2,638,243
Prepayments	6(3)	134,523	3,034,889
Other current assets		1,535	22,218

Current Assets		12,325,073	10,288,983

Non-current assets
Property, plant and equipment	6(4)	103,674	195,827
Intangible assets	6(5)	790,247	594,987
Other non-current assets		112,193	215,185

Non-current assets		1,006,114	1,005,999

Total assets		$13,331,187	$11,294,982

Liabilities and Equity
Current liabilities
Notes payable		$—	$54,599
Accounts payable	6(6)	1,505,889	4,529,302
Other payables, others	6(7)	1,942,564	3,517,742
Other payables—related parties		4,982	—
Deferred revenue	6(8)	285,407	492,579
Other current liabilities		—	7,117

Current Liabilities		3,738,842	8,601,339

Non-current liabilities
Preference shares liabilities	6(10)	10,811,753	11,794,424

Non-current liabilities		10,811,753	11,794,424

Total Liabilities		14,550,595	20,395,763

Equity
Share capital—common stock	6(13)	10,000,000	9,550,000
Capital surplus		10,162,421	9,595,396
Accumulated deficit		(21,381,827)	(28,241,335)
Other reserve		(2)	(4,842)

Total equity		(1,219,408)	(9,100,781)

Total liabilities and equity		$13,331,187	$11,294,982

The accompanying notes are an integral part of these financial statements.

MACHIPOPO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in United States dollars)

		Year ended December 31, 2016	Three months ended March 31, 2017
	Notes	AMOUNT	AMOUNT
Operating revenue	6(14)	$4,003,236	$10,577,834
Cost of revenue	6(15)	(7,005,558)	(9,219,555)

Gross profit (loss)		(3,002,322)	1,358,279

Operating expenses	6(16)
Selling expenses		(2,935,157)	(5,462,501)
General and administrative expenses		(2,241,078)	(1,004,106)
Research and development expenses		(2,093,821)	(786,334)

Total operating expenses		(7,270,056)	(7,252,941)

Operating loss		(10,272,378)	(5,894,662)

Other gains and losses	6(18)	(1,313,743)	(964,846)

Loss before income tax		(11,586,121)	(6,859,508)

Loss for the year		$(11,586,121)	$(6,859,508)

Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		$(2)	$(4,840)

Components of other comprehensive loss that may be reclassified to profit or loss		(2)	(4,840)

Other comprehensive loss for the year, net of tax		$(2)	$(4,840)

Total comprehensive loss for the year		$(11,586,123)	$(6,864,348)

Basic loss per share	6(20)	$(0.11)	$(0.07)

Diluted loss per share	6(20)	$(0.11)	$(0.07)

The accompanying notes are an integral part of these financial statements.

MACHIPOPO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)

							Other reserve
							Financial statements translation differences of foreign operations
			Capital Surplus
	Notes	Share capital— common stock	Treasury stock transactions	Employee stock options	Restricted stock units	Total Accumulated deficit		Treasury stocks	Total equity
Balance at January 1, 2016		$10,000,000	$—	$16,384	$530,733	$(9,795,706)	$—	$—	$751,411
Share-based payments	6(12)	—	—	39,791	—	—	—	—	39,791
Restricted share units	6(12)	—	—	—	687,763	—	—	—	687,763
Repurchase of shares		—	—	—	—	—	—	(1,400,000)	(1,400,000)
Treasury stock transactions	6(13)	—	8,887,750	—	—	—	—	1,400,000	10,287,750
Loss for the period		—	—	—	—	(11,586,121)	—	—	(11,586,121)
Other comprehensive income		—	—	—	—	—	(2)	—	(2)

Balance at December 31, 2016		$10,000,000	$8,887,750	$56,175	$1,218,496	$(21,381,827)	$(2)	$—	$(1,219,408)

Balance at January 1, 2017		$10,000,000	$8,887,750	$56,175	$1,218,496	$(21,381,827)	$(2)	$—	$(1,219,408)
Share-based payments	6(12)	—	—	5,266	—	—	—	—	5,266
Restricted share units		—	—	—	125,209	—	—	—	125,209
Treasury stock transactions	6(13)	—	—	—	—	—	—	(1,147,500)	(1,147,500)
Cancellation of shares	6(13)	(450,000)	(697,500)	—	—	—	—	1,147,500	—
Loss for the period		—	—	—	—	(6,859,508)	—	—	(6,859,508)
Other comprehensive income		—	—	—	—	—	(4,840)	—	(4,840)

Balance at March 31, 2017		$9,550,000	$8,190,250	$61,441	$1,343,705	$(28,241,335)	$(4,842)	$—	$(9,100,781)

The accompanying notes are an integral part of these financial statements.

MACHIPOPO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

	Notes		Year ended December 31, 2016	Three months ended March 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax			$(11,586,121)	$(6,859,508)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expense	6	(4)	42,026	13,073
Amortization expense	6	(5)	784,616	196,563
Share-based payments	6	(12)	727,554	130,475
Loss on write-off of other receivables	6	(18)	287,750	—
Revaluation Losses on Financial Liabilities	6	(10)	1,062,282	982,671
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable			(802,802)	(1,403,392)
Accounts receivable—related parties			22,293	22,890
Other receivables			(231,128)	(295,761)
Other receivables—related parties			(48,876)	(577)
Prepayments			52,657	(2,900,775)
Other current assets			(1,535)	(20,683)
Other non-current assets			(23,343)	(102,992)
Changes in operating liabilities
Notes payable			—	54,599
Accounts payable			1,384,536	3,023,413
Other payables			1,750,665	1,575,178
Other payables—related parties			(108,915)	(4,982)
Deferred revenue			275,328	207,172
Other current liabilities			—	7,117

Cash outflow generated from operations			(6,413,013)	(5,375,519)

Net cash flows used in operating activities			(6,413,013)	(5,375,519)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	6	(4)	(47,970)	(96,558)
Acquisition of intangible assets	6	(5)	(5,632)	(957)

Net cash flows used in investing activities			(53,602)	(97,515)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash receive for resell of treasury stock	6	(21)	1,400,000	6,032,210
Cash paid for acquisition of treasury stock	6	(13)	(1,400,000)	(1,147,500)

Net cash flows from financing activities			—	4,884,710

Effect of exchange rate changes on cash and cash equivalents			(1,716)	(13,445)

Net decrease in cash and cash equivalents			(6,468,331)	(601,769)
Cash and cash equivalents at beginning of year			8,888,930	2,420,599

Cash and cash equivalents at end of year			$2,420,599	$1,818,830

The accompanying notes are an integral part of these financial statements.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US dollars, except as otherwise indicated)

1. HISTORY AND ORGANIZATION

        Machipopo Inc. (the "Company") was incorporated in the British Virgin Islands on July 15, 2015 as an investment holding company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in operating a live streaming services through "17 Live Broadcasting" platform. In March 2017, pursuant to a share swap agreement, the Company was acquired by M17 Entertainment Limited ("M17") through business combination by issuing equivalent classes of shares of M17 on a 1 for 1 basis to exchange all existing shares of the Company. M17 became the sole parent company and own 100% of outstanding shares of the Company after the share swap.

2. THE DATE OF AUTHORISATION FOR ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS AND PROCEDURES FOR AUTHORISATION

        These consolidated financial statements were authorised for issuance by the Board of Directors on March 2, 2018.

3. APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

(1)   New and amended standards adopted by the group

        None.

(2)   New and revised International Financial Reporting Standards not yet adopted

        Amendments to IFRSs which have been published but are not mandatory for the financial year ending December 31, 2017 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
IFRS 9, "Financial Instruments" (Note A)	January 1, 2018
IFRS 15, "Revenue from Contracts with Customers" (Note B.1)	January 1, 2018
IFRS 15, "Clarifications to Revenue from Contracts with Customers" (Note B.2)	January 1, 2018
IFRS 16, "Leases" (Note C)	January 1, 2019

        Based on the Group's assessment, no material impact on the financial performance and positions of the Group is expected when adopting IFRS 9 , IFRS 15 and IFRS 16.

Note A—IFRS 9, 'Financial instruments'

(a)
Classification of debt instruments is driven by the entity's business model and the contractual cash flow characteristics of the financial assets, which would be classified as financial asset at fair value through profit or loss, financial asset measured at fair value through other comprehensive income or financial asset measured at amortized cost. Equity instruments would be classified as financial asset at fair value through profit or loss, unless an entity makes an irrevocable election at inception to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading.

(b)
The impairment losses of debt instruments are assessed using an 'expected credit loss' approach. An entity assesses at each balance sheet date whether there has been a significant increase in credit risk on that instrument since initial recognition to recognize 12-month expected credit losses

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

3. APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS (Continued)

  ('ECL') or lifetime ECL (interest revenue would be calculated on the gross carrying amount of the asset before impairment losses occurred); or if the instrument that has objective evidence of impairment, interest revenue after the impairment would be calculated on the book value of net carrying amount (i.e. net of credit allowance).

(c)
For financial liabilities that are designated at fair value, entity will need to recognize the part of the fair value change that is due to changes in their own credit risk in other comprehensive income rather than profit or loss.

Note B.1—IFRS 15, "Revenue from contracts with customers"

        IFRS 15, "Revenue from contracts with customers" replaces IAS 11, "Construction Contracts", IAS 18, "Revenue" and relevant interpretations. According to IFRS 15, revenue is recognized when a customer obtains control of promised goods or services. A customer obtains control of goods or services when a customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

        The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps:

        Step 1: Identify contracts with customer.

        Step 2: Identify separate performance obligations in the contract(s).

        Step 3: Determine the transaction price.

        Step 4: Allocate the transaction price.

        Step 5: Recognize revenue when the performance obligation is satisfied.

        Further, IFRS 15 includes a set of comprehensive disclosure requirements that requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

        Under IFRS 15, depending on the nature of licences, they are either (1) a promise to provide a right to access to an entity's intellectual property as it exists throughout the licence period, or (2) a promise to provide a right to use an entity's intellectual property as it exists at the point in time when the licence is granted.

        Licences that meet all of the following criteria provide access to an entity's intellectual property, and revenue is recognized based on the performance obligation's progress towards completion:

  (a)
  the contract requires, or the customer reasonably expects, that the entity will undertake activities that significantly affect the intellectual property to which the customer has rights;

  (b)
  the rights granted by the licence directly expose the customer to any positive or negative effects of the entity's activities identified above; and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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3. APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS (Continued)

  (c)
  those activities do not result in the transfer of a good or service to the customer as those activities occur.

        If licences cannot meet all criteria listed above, the entity provides a right to use the entity's intellectual property. Revenue shall be recognized at the point in time at which the licence is granted to the customer.

Note B.2—Amendments to IFRS 15, 'Clarifications to Revenue from Contracts with Customers'

        The amendments clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and determine whether the revenue from granting a licence should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

Note C—IFRS 16, 'Leases'

        IFRS 16, 'Leases', replaces IAS 17, 'Leases' and related interpretations and SICs. The standard requires lessees to recognize a 'right-of-use asset' and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting stays substantially the same for lessors, which is to classify their leases as either finance leases or operating leases and account for those two types of leases differently. The quantitative impact will be disclosed when the assessment is complete.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)   Compliance statement

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB.

(2)   Basis of preparation

A.
Except for financial liabilities (including derivative instruments) at fair value through profit or loss, these consolidated financial statements have been prepared under the historical cost convention.

B.
The preparation of financial statements in conformity with International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations requires the use of certain critical accounting estimates. It also requires management to exercise its

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(3)   Basis of consolidation

A.
Basis for preparation of consolidated financial statements:

(a)
All subsidiaries are included in the Group's consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

(b)
Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

B.
Subsidiaries included in the consolidated financial statements:

Ownership (%)
Name of Investor	Name of Subsidiary	Main Business Activities	December 31, 2016	March 31, 2017
The Company	17 Media HK Ltd. (Hong Kong)	Live Streaming	100	100
The Company	Unicorn Entertainment Ltd. (Taiwan)	Entertainment agent	Note	Note
The Company	Crazy Entertainment Ltd.	Short film production / agency	Note	Note
The Company	Machi E-sports Ltd.	E-Sports team	Note	Note

Note: As of March 31, 2017, these entities were held by other individual owners. Due to the local regulation, the Group has not yet complete the legal process to formally acquire the ownership of these entities. The Group and those individual owners have contractual agreements that the Group has substantial rights to control and the ability to affect variable returns through its power over the entity. The financing function as well as operation activities are also controlled by the Group. Based on the power of control in substance, the Group considers these entities as consolidation entities in Group's consolidated financial statements. As of March 31, 2017 and December 31, 2016, total assets from these entities amounted to $248,045 and $54,232, representing 2% and 0.4% of total consolidated assets, respectively. For the three month period ended March 31, 2017 and year ended December 31, 2016, total comprehensive loss from these entities amounted to ($185,339) and ($4,569), representing 1% and 0.03%, respectively, of total consolidated comprehensive loss.

C.
Subsidiaries not included in the consolidated financial statements: None.

D.
Adjustments for subsidiaries with different balance sheet dates: None.

E.
Significant restrictions: None.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

F.
Subsidiaries that have non-controlling interests that are material to the Group: None.

(4)   Foreign currency translation

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and the Group's presentation currency.

A.
Foreign currency transactions and balances

(a)
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

(b)
Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

(c)
All other foreign exchange gains and losses are presented in the statement of comprehensive income within other gains and losses.

B.
Translation of foreign operations

    The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  (a)
  Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

  (b)
  Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

        All resulting exchange differences are recognized in other comprehensive income.

(5)   Classification of current and non-current items

A.
Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

(a)
Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

(b)
Assets held mainly for trading purposes;

(c)
Assets that are expected to be realized within twelve months from the balance sheet date;

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (d)
  Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.
Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

(a)
Liabilities that are expected to be paid off within the normal operating cycle;

(b)
Liabilities arising mainly from trading activities;

(c)
Liabilities that are to be paid off within twelve months from the balance sheet date;

(d)
Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

(6)   Cash and cash equivalents

        Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7)   Loans and receivables

        Accounts receivable are loans and receivables originated by the entity. They are created by the entity by selling virtual points or providing services to customers in the ordinary course of business. Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. However, short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(8)   Impairment of financial assets

A.
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

B.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss is as follows:

(a)
Significant financial difficulty of the issuer or debtor;

(b)
A breach of contract, such as a default or delinquency in interest or principal payments;

(c)
The Group, for economic or legal reasons relating to the borrower's financial difficulty, granted the borrower a concession that a lender would not otherwise consider;

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (d)
  It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

  (e)
  The disappearance of an active market for that financial asset because of financial difficulties;

  (f)
  Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial asset in the group, including adverse changes in the payment status of borrowers in the group or national or local economic conditions that correlate with defaults on the assets in the group;

  (g)
  Information about significant changes with an adverse effect that have taken place in the technology, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered;

  (h)
  A significant or prolonged decline in the fair value of an investment in an equity instrument

C.
When the Group assesses that there has been objective evidence of impairment and an impairment loss has occurred, accounting for impairment is made as follows according to the category of financial assets:

  Financial assets measured at amortized cost.

        The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate, and is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset does not exceed its amortized cost that would have been at the date of reversal had the impairment loss not been recognized previously. Impairment loss is recognized and reversed by adjusting the carrying amount of the asset directly.

(9)   Derecognition of financial assets

        The Company derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

(10) Property, plant and equipment

A.
Property, plant and equipment are initially recorded at cost.

B.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

C.
The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets' residual values and useful lives differ from previous estimates or the patterns of consumption of the assets' future economic

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors', from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Office equipment	3 years ~ 5 years
Leasehold improvement	3 years ~ 5 years

(11) Operating leases (lessee)

        Payments made under an operating lease (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

(12) Intangible assets

A.
Trademarks

        Trademarks are stated at registration cost. Trademarks have a finite useful life and are amortized on a straight-line basis over their estimated useful lives of 7 to 10 years.

B.
Technology

        Technology is stated at acquisition cost and amortized on a straight-line basis over its estimated useful life of 1 to 3 years.

C.
Internally generated intangible assets—research and development expenditures

(a)
Research expenditures are recognized as an expense as incurred.

(b)
Development expenditures that do not meet the following criteria are recognized as expenses as incurred, but are recognized as intangible assets when the following criteria are met:

i.
It is technically feasible to complete the intangible asset so that it will be available for use or sale;

ii.
An entity intends to complete the intangible asset and use or sell it;

iii.
An entity has the ability to use or sell the intangible asset;

iv.
It can be demonstrated how the intangible asset will generate probable future economic benefits;

v.
Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

vi.
The expenditure attributable to the intangible asset during its development can be reliably measured.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(13) Impairment of non-financial assets

        The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell or value in use. Except for goodwill, when the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

(14) Notes and accounts payable

        Notes and accounts payable are obligations to pay for revenue sharing fees and platform costs that have been occurred in the ordinary course of business from suppliers and performers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. However, short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(15) Financial liabilities at fair value through profit or loss

A.
Financial liabilities at fair value through profit or loss are financial liabilities held for trading or financial liabilities designated as at fair value through profit or loss on initial recognition. Financial liabilities are classified in this category of held for trading if acquired principally for the purpose of repurchasing in the short-term. Derivatives are also categorized as financial liabilities held for trading unless they are designated as hedges. Financial liabilities that meet one of the following criteria are designated as at fair value through profit or loss on initial recognition:

(a)
Hybrid (combined) contracts; or

(b)
They eliminate or significantly reduce a measurement or recognition inconsistency; or

(c)
They are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management policy.

B.
Financial liabilities at fair value through profit or loss are initially recognized at fair value. Related transaction costs are expensed in profit or loss. These financial liabilities are subsequently remeasured and stated at fair value, and any changes in the fair value of these financial liabilities are recognized in profit or loss.

(16) Derecognition of financial liabilities

        A financial liability is derecognized when the obligation under the liability specified in the contract is discharged or cancelled or expires.

(17) Employee benefits

A.
Short-term employee benefits

        Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when the employees render service.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

B.
Pensions

        Defined contribution plans

        For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

C.
Employees' compensation and directors' remuneration

        Employees' compensation and directors' remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates.

(18) Employee share-based payment

  All of the Company's share-based payment are equity settled. Employee services received are measured at the fair value of the equity instruments awarded at the granting date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and exclude the impact of any service and non-market performance vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. And ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

(19) Income tax

A.
The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the tax is recognized in other comprehensive income or equity.

B.
The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

C.
Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

D.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

E.
Current tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

F.
A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from research and development expenditures and employees' training costs to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilised.

(20) Share Capital

A.
Ordinary shares are classified as equity.

B.
Where the Company repurchases the Company's equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

(21) Revenue Recognition

        The Group generates revenues from live streaming. Revenues from live streaming are generated from "17 Live Broadcasting" platform. Revenue is recognized when service has been rendered, the amount of revenue and the costs incurred can be measured reliably, and it is probable that the future economic benefits associated with the transaction will flow to the entity.

        The Group operates live streaming with virtual points system which users can directly purchase virtual points or membership subscription on platforms or pay via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual points can be solely used to convert virtual items on live streaming channels. Virtual points sold but not yet consumed by the purchasers is recorded as "Deferred revenue" and upon conversion, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below unless otherwise stated.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Live Streaming

        The Group creates and offers virtual items to be purchased by users on live streaming channels, which the Group operates and maintains. Users are required to first purchase virtual points and use those virtual points to purchase virtual items based on specified prices as predetermined by the Group. Users purchase time-based or consumable virtual items from the Group and gift them to performers to show support for their favorite performers. Time-based virtual items, provide users with recognized status, such as special symbols on the channels for a specific period of time. Consumable virtual items are extinguished after being consumed by the users (i.e. gifted to the performers). Accordingly, amounts received from the sale of virtual points are first recorded as deferred revenue. Upon conversion of virtual points to virtual items, the Group recognizes revenue based on the consumption pattern. For time-based virtual items, revenue is recognized ratably over the period over which the special symbol are displayed, which does not exceed one month. For consumable virtual items, revenue is recognized upon consumption by the users. The Group does not have further obligation after the virtual items are consumed.

        In order to attract user traffic, the Group shares revenues with performers in accordance with the revenue sharing arrangements with the Group. The portion of revenue shared with the performers are accounted for as cost of revenue by the Group. If virtual points are provided to user free of charge for marketing purpose, the Group does not recognize any revenue when user convert it to virtual items.

(22) Deferred revenue

        Deferred revenue primarily consist of prepayments from users in the form of the Group's virtual points that are not yet consumed or converted into virtual items on live streaming channels, or on online dating platform, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above.

(23) Cost of revenues

        Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various performers, and content providers, (ii) bandwidth costs, (iii) payment on handling cost, (iv) other costs.

(24) Operating segments

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group's chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

5. CRITICAL ACCOUNTING ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY

        The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group's accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

5. CRITICAL ACCOUNTING ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY (Continued)

and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(1)   Critical judgements in applying the Group's accounting policies:

  Revenue Recognition

        The Group is primarily engaged in live streaming platform and recognizes revenue based on the consumption of the virtual points by users. The consideration paid by users for purchasing the virtual points is recognized as "Deferred revenue" and reclassified to revenue when users consume the virtual points. Since the calculation of the consumption amount is based on assumptions and estimations, it requires management to make critical judgements.

  Classification of preference shares

        The Company issues preference shares with various rights. When assessing the conversion rights and liquidation rights, management exercised significant judgement that the Company is or may be obliged to deliver a variable number of the Company's own equity instruments and therefore classified such preference shares as financial liabilities.

(2)   Critical accounting estimates and assumptions:

A.
Impairment assessment of tangible and intangible assets

        The Group assesses impairment based on its subjective judgement and determines the separate cash flows of a specific group of assets, useful lives of assets and the future possible income and expenses arising from the assets depending on how assets are utilised and industrial characteristics. Any changes of economic circumstances or estimates due to the change of Group strategy might cause material impairment on assets in the future.

B.
Fair value measurement of preferred shares

        The fair value of preferred shares is measured by using self-developed valuation model based on the valuation method and technique widely used within the same industry. Certain inputs used in the valuation model are not observable at market, and the Group must make reasonable estimates based on its assumptions. Please refer to Note 12(3) for the financial instruments fair value information.

6. DETAILS OF SIGNIFICANT ACCOUNTS

(1)   Cash and cash equivalents

	December 31, 2016	March 31, 2017
Cash on hand	$2,651	$19,370
Checking and demand deposits	2,211,089	1,099,977
Cash equivalents	206,859	699,483

	$2,420,599	$1,818,830

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

A.
The Group transacts with a variety of financial institutions and payment agent with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B.
The Group has no cash and cash equivalents pledged to others.

(2)   Accounts receivable

	December 31, 2016	March 31, 2017
Accounts receivable	$826,126	$2,229,518
Less: Allowance for doubtful accounts	—	—

	$826,126	$2,229,518

A.
Accounts receivable mainly comprised of receivables from various online payment platform who collected payments for the customer's purchase of virtual points on behalf of the Group.

B.
The Group's accounts receivable that were neither past due nor impaired were fully performing in line with the credit standards prescribed based on counterparties' industrial characteristics, scale of business and profitability.

C.
The Group transacts with various online payment platform with high credit quality and reputation to disperse credit risk, so it expects that the probability of debtor's default is remote.

D.
The Group does not hold any collateral as security.

(3)   Prepayments

	December 31, 2016	March 31, 2017
Prepaid advertisement expense	$—	$2,677,820
Other prepayments	134,523	357,069

	$134,523	$3,034,889

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(4)   Property, plant and equipment

	Office equipment	Leasehold Improvement	Total
At January 1, 2016
Cost	$97,594	$—	$97,594
Accumulated depreciation and impairment	(1,578)	—	(1,578)

	$96,016	$—	$96,016

January 1, 2016	$96,016	$—	$96,016
Additions	47,970	—	47,970
Depreciation expense	(42,026)		(42,026)
Exchange adjustment	1,714	—	1,714

December 31, 2016	$103,674	$—	$103,674

December 31, 2016
Cost	$147,322	$—	$147,322
Accumulated depreciation and impairment	(43,648)	—	(43,648)

	$103,674	$—	$103,674

        The property, plant and equipment were not pledged to others as collaterals.

	Office equipment	Leasehold Improvement	Total
At January 1, 2017
Cost	$147,322	$—	$147,322
Accumulated depreciation and impairment	(43,648)	—	(43,648)

	$103,674	$—	$103,674

January 1, 2017	$103,674	$—	$103,674
Additions	—	96,558	96,558
Depreciation expense	(11,464)	(1,609)	(13,073)
Exchange adjustment	6,274	2,394	8,668

March 31, 2017	$98,484	$97,343	$195,827

March 31, 2017
Cost	$156,648	$98,993	$255,641
Accumulated depreciation and impairment	(58,164)	(1,650)	(59,814)

	$98,484	$97,343	$195,827

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(5)   Intangible assets

A.
The details of intangible assets are as follows:

	Trademarks	Technology	Total
At January 1, 2016
Cost	$—	$1,700,000	$1,700,000
Accumulated amortization and impairment	—	(130,769)	(130,769)

	$—	$1,569,231	$1,569,231

Opening net book amount	$—	$1,569,231	$1,569,231
Addition-acquired separately	5,632	—	5,632
Amortization charges	—	(784,616)	(784,616)

Closing net book amount	$5,632	$784,615	$790,247

At December 31, 2016
Cost	$5,632	$1,700,000	$1,705,632
Accumulated Amortizationand impairment	—	(915,385)	(915,385)

	$5,632	$784,615	$790,247

	Trademarks	Technology	Total
At January 1, 2017
Cost	$5,632	$1,700,000	$1,705,632
Accumulated amortization and impairment	—	(915,385)	(915,385)

	$5,632	$784,615	$790,247

Opening net book amount	$5,632	$784,615	$790,247
Addition-acquired separately	957	—	957
Amortization charges	(409)	(196,154)	(196,563)
Net exchange differences	346	—	346

Closing net book amount	$6,526	$588,461	$594,987

At March 31, 2017
Cost	$6,946	$1,700,000	$1,706,946
Accumulated depreciation and impairment	(420)	(1,111,539)	(1,111,959)

	$6,526	$588,461	$594,987

A.
Please refer to Note 6(3).

B.
The intangible assets were not pledged to others as collaterals.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(6)   Accounts payables

	December 31, 2016	March 31, 2017
Payable to performers for revenue sharing fees and content costs	$848,633	$3,460,866
Server, bandwith and other costs	657,256	1,068,436

	$1,505,889	$4,529,302

(7)   Other payables

	December 31, 2016	March 31, 2017
Marketing expenses payable	$1,306,250	$2,147,982
Accrued salaries and welfare	469,212	816,195
Other accrued expenses	167,102	553,565

	$1,942,564	$3,517,742

(8)   Deferred revenue

	December 31, 2016	March 31, 2017
Live streaming	$193,668	$492,579
Others	91,739	—

	$285,407	$492,579

(10) Preference shares liabilities

	December 31, 2016	March 31, 2017
Preference share liabilities	$10,100,000	$10,100,000
Add: Valuation adjustment	711,753	1,694,424

	$10,811,753	$11,794,424

A.
In October 2015, the Company issued 11,882,353 shares of Series A convertible redeemable preference shares (the "Series A Shares") at $ 0.85 per share.

B.
The convertible preferred shares issued by the Company were classified entirely as liabilities. As the instrument contains an embedded derivative, it has been designated at fair value through profit

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

  or loss on initial recognition and as such the embedded conversion feature is not separated. The rights, preferences and privileges of the preference shares are as follows:

  Conversion Rights

  (a)
  Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price.

  (b)
  The conversion price of each Series A preference share is the same as their original entry price and issuance price and no adjustments to conversion price have occurred. Each preferred share shall automatically be converted into ordinary shares upon the earlier of (i) the closing of a firmly underwritten public offering of ordinary shares at a market capitalization of the Company immediately prior to such offering of not less than $200,000,000, or (ii) the vote or written consent of the holders of at least seventy percent (70%) of the then issued and outstanding Series A preference shares (voting together as a single class).

  Voting rights

  Each preference share shall have the same voting rights as an ordinary share and shall carry one vote per preference share, and shall be entitled to vote together with the ordinary shares on an "as-if converted" basis on all matters submitted to a vote of the shareholders of the Company. The holders of the preference shares shall be entitled to receive notices of, and attend, speak and vote at, any meetings of the shareholders of the Company.

  Dividend Rights

  The holders of the preference shares shall be entitled to receive dividends paid to holders of ordinary shares ratably, pari passu with each other on an as-if-converted basis.

  Liquidation Preferences

  In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A preference shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares then outstanding, an amount per Series A preference share equal to one hundred percent (100%) of preference share issue price, plus all declared but unpaid dividends. If the Company has insufficient assets to permit payment to all holders of Series A preference shares, then the assets of the Company shall be distributed ratably to the holders of Series A preference shares in proportion. After payment to the holders of Series A preference shares, any remaining proceeds legally available for distribution to members of the Company shall be distributed pro rata among the holders of ordinary shares based on the number of ordinary shares then held by them.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

C.
The Group recognized net loss of $1,062,282 and $982,671 on financial liabilities designated as at fair value through profit or loss for the year ended December 31, 2016 and three months ended March 31, 2017, respectively.

(11) Pensions

        Defined Contribution Plans

A.
The pension plan under the Taiwan Labor Pension Act ("LPA") for the Group's Taiwan resident employees is a government-managed defined contribution plan. Based on the LPA, the Taiwan Branch of the Company makes monthly contributions to employees' individual pension accounts at 6% of their monthly salaries. The subsidiaries located in other counties also make contributions at various ranges according to relevant local regulations.

B.
The pension costs under defined contribution pension plans of the Group for the year ended December 31, 2016 and the three months ended March 31, 2017, were $ 70,456 and $ 31,978, respectively.

(12) Share-based payments

        Employee stock option plan

A.
For the year ended December 31, 2016 and the three months ended March 31, 2017, the Group's share-based payment arrangements were as follows:

Types of arrangement	Grant date	Granted (shares/units)	Contract period	Vesting conditions
Employee stock option	2015.09.01	699,997	4 years	25% of the total number of shares will be vested after the first year of 4 years' service condition. One thirty sixth of remaining shares will be vested each month after the first year of 4 years' service condition.
B.
Details of the share-based payment arrangements are as follows:

	Year ended December 31, 2016
Employee stock option plan	Number of options	Weighted-average exercise price (in US$)
Outstanding at January 1	699,997	0.85
Outstanding at December 31	699,997	0.85
Exercisable at December 31	233,332	0.85

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

	Three months ended March 31, 2017
Employee stock option plan	Number of options	Weighted-average exercise price (in US$)
Outstanding at January 1	699,997	0.85
Outstanding at March 31	699,997	0.85
Exercisable at March 31	277,082	0.85
C.
There is no share options exercised during the year ended December 31, 2016 and the three month ended March 31, 2017.

D.
The fair value of stock options granted on grant date is measured by using the Black-Scholes option-pricing model. Relevant information is as follows:

(a)
December 31, 2016:

Type of arrangement	Share price on grant date (in US$)	Exercise price (in US$)	Expected volatility rate	Expected life	Dividend yield	Risk-free interest rate	Fair value per unit (in US$)
Employee stock option plan	0.4164	0.85	48%	10	0%	2.82%	0.1605
  (b)
  March 31, 2017:

Type of arrangement	Share price on grant date (in US$)	Exercise price (in US$)	Expected volatility rate	Expected life	Expected dividend yield	Risk-free interest rate	Fair value per unit (in US$)
Employee stock option plan	0.4164	0.85	48%	10	0%	2.82%	0.1605

  Restricted share units

E.
On July 15, 2016, the Board of Directors approved the issuance of restricted share units.

        Restricted share units granted under the scheme are subject to a 4 years vesting condition, with 25% becoming vested after the first year and remaining 75% being vested evenly over 36 months.

        The restricted share units can only be settled by shares.

2017/3/31 Number of units
Outstanding at Jan.1	5,151,965
Granted during the period	—
Forfeited during the period	(41,178)

Outstanding at Dec.31	5,110,787

Exercisable at Dec. 31	2,159,010

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

2016/12/31 Number of units
Outstanding at Jan.1	4,073,529
Granted during the period	1,078,436
Forfeited during the period	—

Outstanding at Dec.31	5,151,965

Exercisable at Dec. 31	1,741,176

F.
The expenses incurred on share-based payment transactions for the year ended December 31, 2016 and the three months ended March 31, 2017 were $727,554 and $130,475, respectively.

(13) Capital Stock

A.
The Company was incorporated in July 15, 2015, with authorized share capital of $100,000,000 divided into 1,000,000,000 shares, of which 988,117,647 shares are designated as ordinary shares (including 5,764,706 shares reserved for restricted share units) at par value of $0.1 each and 11,882,353 as preferred shares at par value of $0.1 each. As of December 31, 2016 and March 31, 2017, the issued and outstanding share capital was 100,000,000 and 95,500,000, ordinary shares, respectively, at par value of $0.1 each. The issued and outstanding preferred shares was 11,882,353 shares at par value of $0.1 each for both periods.

B.
Movements in the number of the Company's ordinary shares outstanding are as follows:

	Number of shares
	Year ended December 31, 2016	Three months ended March 31, 2017
January 1	100,000,000	100,000,000
Repurchase of shares-uncancelled	(41,515,000)	—
Resell of shares	41,515,000
Repurchase of shares-cancelled	—	(4,500,000)

	100,000,000	95,500,000

C.
Treasury stock

    The reasons for share repurchases and movements in the number of the Company's treasury stock are as follows:

		Year ended December 31, 2016
Name of company holding the shares	Reason for repurchase	(Note) Number of shares	Carrying amount
The Company	Maintain the Company and shareholders' interests	41,515,000	$1,400,000

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

Note:
The Company purchased 41,515,000 ordinary shares from the resigned founder and subsequently reissued.

		Three months ended March 31, 2017
Name of company holding the shares	Reason for repurchase	(Note) Number of shares	Carrying amount
The Company	Maintain the Company shareholders' interests	4,500,000	$1,147,500

Note:
Cancelled

(14) Operating revenue

	Year ended December 31, 2016	Three months ended March 31, 2017
Live streaming	$4,003,236	$10,560,853
Others	—	16,981

	$4,003,236	$10,577,834

(15) Cost of revenue

	Year ended December 31, 2016	Three months ended March 31, 2017
Revenue sharing fees and live streaming costs	$3,201,014	$7,030,346
Channel costs	979,900	1,749,668
Server and bandwidth costs	1,522,019	365,801
Programme production costs	1,302,625	73,740

	$7,005,558	$9,219,555

(16) Operating expenses by nature

	Year ended December 31, 2016	Three months ended March 31, 2017
Marketing and promotion expenses	$2,803,034	$5,198,443
Employee benefit expenses	2,862,851	1,483,235
Professional fees	367,554	115,276
Depreciation and amortization expenses	826,643	209,636
Operating lease payments	138,371	33,225
Other expenses	271,603	213,126

	$7,270,056	$7,252,941

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

(17) Employee benefit expenses

	Year ended December 31, 2016	Three months ended March 31, 2017
Wages and salaries	$1,917,386	$1,253,997
Share-based compensation	727,554	130,475
Labor and health insurance expenses	105,567	49,579
Pension costs	70,456	31,978
Other personnel expenses	41,888	17,206

	$2,862,851	$1,483,235

(18) Non-operating income and expenses

	Year ended December 31, 2016	Three months ended March 31, 2017
Revaluation losses on financial liabilities	$(1,062,282)	$(982,671)
Foreign exchange gain	32,736	23,185
Interest income	3,553	178
Loss on write-off of other receivables	(287,750)	—
Other loss	—	(5,538)

	$(1,313,743)	$(964,846)

(19) Income tax

A.
Income tax expense

The company had no income tax expense for the year ended December 31, 2016 and the three months ended March 31, 2017.

B.
Reconciliation of income tax expense and the accounting profit:

	Year ended December 31, 2016	Three months ended March 31, 2017
Tax calculated based on loss before tax and statuary tax rate	$(805,806)	$(755,751)
Expenses disallowed by tax regulation	11,716	12,921
Temporary difference not recognized as deferred tax assets	15,913	1,509
Taxable loss not recognized as deferred tax assets	778,177	741,321

	$—	$—

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

C.
The expiration dates of unused tax losses and amounts of unrecognized deferred tax assets are as follows:

December 31, 2016
Year incurred	Amount filed/assessed	Unused tax losses for which no deferred tax asset has been recognized	Unrecognized deferred tax assets	Usable until
2015	$335,054	$335,054	$56,959	2025
2016	4,577,516	4,577,516	778,177	2026

March 31, 2017
Year incurred	Amount filed/assessed	Unused tax losses for which no deferred tax asset has been recognized	Unrecognized deferred tax assets	Usable until
2015	$335,054	$335,054	$56,959	2025
2016	4,577,516	4,577,516	778,177	2026
2017	1,719,100	1,719,100	292,247	2027
D.
The amounts of deductible temporary differences not recognized as deferred tax assets are as follows:

	December 31, 2016	March 31, 2017
Deductible temporary differences	$15,913	$1,509

(20) Loss per share

	Year ended December 31, 2016
	Amount after tax	Weighted average number of ordinary shares outstanding (number of shares)	Loss per share (in dollars)
Basic loss per share
Losses attributable to ordinary shareholders of the Company	$(11,586,121)	101,441,728	$(0.11)

Diluted loss per share (Note)
Employee stock option
Restricted stock units
Non-cumulative convertible preferred shares
Losses attributable to:
Ordinary Shareholders of the company	(11,586,121)	101,441,728	$(0.11)

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

6. DETAILS OF SIGNIFICANT ACCOUNTS (Continued)

	Three months ended March 31, 2017
	Amount after tax	Weighted average number of ordinary shares outstanding (number of shares)	Loss per share (in dollars)
Basic loss per share
Losses attributable to ordinary shareholders of the Company	$(6,859,508)	99,401,510	$(0.07)

Diluted loss per share (Note)
Employee stock option
Restricted stock units
Non-cumulative convertible preferred shares
Losses attributable to:
Ordinary Shareholders of the company	$(6,859,508)	99,401,510	$(0.07)

Note:
Employee stock options, restricted stock units and non-cumulative convertible preferred shares were excluded from the calculation of loss per share as they were anti-dilutive.

(21) Supplemental cash flow information

        Treasury stock

	December 31, 2016	March 31, 2017
Resell price of treasury stock	$10,287,750	$—
Add: Beginning balance of other receivables—related parties	—	8,600,000
Less: Ending balance of other receivables—related parties	(8,600,000)	(2,567,790)
Less: Loss on write-off of other receivables	(287,750)	—

Cash received for resell of treasury stock	$1,400,000	$6,032,210

7. RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

A.
Accounts receivables:

	December 31, 2016	March 31, 2017
Affiliates	$35,595	$12,705

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

7. RELATED PARTY TRANSACTIONS (Continued)

B.
Other receivables-related parties:

	December 31, 2016	March 31, 2017
Affiliates	$8,669,876	$2,638,243

        Other receivables-related parties resulted from the sale of treasury shares amounted to $10,287,750 in October 2016.

(2)   Key management compensation

	Year ended December 31, 2016	Three months ended March 31, 2017
Salaries and other short-term employee benefits	$490,750	$141,000
Other long-term benefits	—	42,300

Total	$490,750	$183,300

8. PLEDGED ASSETS

        None.

9. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS

  Operating lease commitments

        Future aggregate minimum lease obligations payable under the leases are as follows:

	Year ended December 31, 2016	Three months ended March 31, 2017
Less than one year	$431,140	$741,758
Over one year but less than five years	2,153,336	1,967,498
Over five years	—	—

	$2,584,476	$2,709,256

10. SIGNIFICANT DISASTER LOSS

        None.

11. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

1.
The Company was acquired by M17 in March 2017 pursuant to a share swap agreement. Refer to Note 1 for detailed information.

2.
The amendment to the Income Tax Act has been approved by Legislative Yuan of the Republic of China in Taiwan on January 18, 2018 and promulgated by the President on February 7, 2018

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

11. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE (Continued)

  raising the profit-seeking enterprise income tax rate from 17% to 20% effective from fiscal year starting January 1, 2018.

12. OTHERS

(1)   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to improve the Group's capital structure, the Group may issue new shares or sell assets to reduce debt rate. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total liabilities divided by total assets.

        As of December 31, 2016 and March 31, 2017, the Group's debt ratios are as follows:

	December 31, 2016	March 31, 2017
Total assets	$13,331,187	$11,294,982

Total liabilities	$14,550,595	$20,395,763

Debt ratio	1.09	1.81

(2)   Financial instruments

A.
Fair value information of financial instruments

(a)
Except those listed in the table below, the carrying amounts of the Group's financial instruments not measured at fair value (including cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and other payables) approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(3).

	December 31, 2016
	Fair value
	Level 1	Level 2	Level 3
Financial liabilities:
Preference share liabilities	$—	$—	$10,811,753

	March 31, 2017
	Fair value
	Level 1	Level 2	Level 3
Financial liabilities:
Preference share liabilities	$—	$—	$11,794,424

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  (b)
  The methods and assumptions of fair value measurement are as follows:

  Preference shares liabilities:

  The fair value measurement takes the following 2 methods into account:

  (1)
  The recent fund raising prices

  (2)
  Using income approach (discounted cash flow) to calculate total equity value first, and conduct equity value allocation via option pricing model under different scenarios (IPO, liquidation and redemption) to calculate probability weighted value of all classes of equities (including preference shares).

B.
Financial risk management policies

(a)
The Group's activities expose the Group to a variety of financial risks: market risk, credit risk, liquidity risk and cash flow interest rate risk. The Group adopts overall risk management program and control system to identify all financial risks and seeks to control and balance potential adverse effects from those aforesaid financial risks.

(b)
The goal of market risk management is to appropriately consider the impacts of economic environment, competition and market value risk, in order to achieve the best risk position, to maintain appropriate liquidity position and to centrally manage all market risks.

(c)
To meet its risk management objectives, the Group's procedures of hedge focus on market risk and cash flow interest rate risk.

C.
Significant financial risks and degree of financial risks

(a)
Market risk

The Group's market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk and other price risks.

In practice, the risk variable rarely changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

  Foreign exchange risk

  i.
  The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities (when revenue or expense is denominated in a different currency from the Company's and its subsidiaries' functional currency) and the Group's net investments in foreign subsidiaries.

  ii.
  The Group applies natural hedges by using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Group.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  iii.
  The Group's foreign currency exposure gives rise to market risks associated with exchange rate movements against the US dollar for cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables.

  iv.
  The Group's businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2016
	Foreign currency	Exchange rate	Carrying amount(USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD : USD	29,224,559	0.0310	905,961
HKD : USD	1,422,947	0.1289	183,418
RMB : USD	173,571	0.1451	25,185
Financial liabilities
Monetary items
NTD : USD	39,816,827	0.0310	1,234,322

	March 31, 2017
	Foreign currency	Exchange rate	Carrying amount (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD : USD	75,273,649	0.0330	2,484,030
HKD : USD	2,085,692	0.1287	268,429
RMB : USD	3,578,897	0.1439	515,003
Financial liabilities
Monetary items
NTD : USD	92,550,267	0.0330	3,054,159
  v.
  The total exchange gain, including realized and unrealized gains arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2016 and the three-months ended March 31, 2017 amounted to $32,736 and $23,185 respectively.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  vi.
  Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2016
	Change in exchange rate	Effect on profit (loss)
Financial assets
Monetary items
NTD : USD	5%	$45,298
HKD : USD	5%	9,171
RMB : USD	5%	1,259
Financial liabilities
Monetary items
NTD : USD	5%	$61,716

	Three months ended March 31, 2017
	Change in exchange rate	Effect on profit (loss)
Financial assets
Monetary items
NTD : USD	5%	$124,202
HKD : USD	5%	13,421
RMB: USD	5%	25,750
Financial liabilities
Monetary items
NTD : USD	5%	$152,708
(b)
Credit risk

i.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. As of December 31, 2016 and March 31, 2017, the Group is exposed to credit risk arises from the carrying amount of the financial assets recognized in the consolidated balance sheet.

ii.
The Group is exposed to credit risk from its operating activities, primarily accounts receivable, and from its financing activities, primarily deposits with banks and financial instruments.

iii.
Each business unit performs ongoing credit evaluations of its debtors' financial conditions according to the Group's established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for allowance for doubtful receivables based upon the available facts and circumstances, history of collection and write-off experiences of all trade and other receivables which consequently minimize the Group's exposure to bad debts.

(c)
Liquidity risk

i.
The Group manages and maintains adequate cash and cash equivalents to finance the Group's operations, and minimize the impact from cash flow fluctuations.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  ii.
  The primary source of liquidity for the Group is from preference shares liabilities. See Notes 6(9) for details of the preference shares liabilities of the Group as of December 31, 2016 and March 31, 2017.

  iii.
  The table below summarizes the maturity profile of the Group's financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest.

	December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Non-derivative financial liabilities
Accounts payable	$1,505,889	$—	$—	$—	$1,505,889
Other payables	1,942,564	—	—	—	1,942,564
Other payables-related party	4,982	—	—	—	4,982
Preference shares liabilities	—	—	—	10,100,000	10,100,000

	$3,453,435	$—	$—	$10,100,000	$13,553,435

	March 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Non-derivative financial liabilities
Notes payable	$54,599	$—	$—	$—	$54,599
Accounts payable	4,529,302	—	—	—	4,529,302
Other payables	3,517,742	—	—	—	3,517,742
Preference shares liabilities	—	—	—	10,100,000	10,100,000

	$8,101,643	$—	$—	$10,100,000	$18,201,643

(3)   Fair value information

A.
Details of the fair value of the Group's financial assets and financial liabilities not measured at fair value are provided in Note 12(2)A.

B.
The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

Level 3:	Unobservable inputs for the asset or liability. Regarding the preference shares liabilities issued by the Group without active market is included in Level 3.
C.
The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2016 and March 31, 2017 is as follows:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Preference shares	$—	$—	$10,811,753	$10,811,753

	March 31, 2017
	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Preference shares	$—	$—	$11,794,424	$11,794,424

D.
The methods and assumptions the Group used to measure fair value are as follows:

(a)
The fair value of financial instruments is measured by using different valuation techniques including recent fund raising price of similar instruments, discounted cash flow method, option pricing model and others.

(b)
For high-complexity financial instruments such as preference shares, the fair value is measured by widely accepted valuation method and techniques. Certain inputs used in the valuation model are not observable at market, and the Group must make reasonable estimates based on industry experience and professional judgement.

E.
The following chart is the movement of Level 3 for the year ended December 31, 2016 and the three-months ended March 31, 2017:

Year ended December 31, 2016
At January 1	$9,749,471
Gains and losses recognized in profit or loss	1,062,282

December 31, 2016	$10,811,753

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

Three months ended March 31, 2017
At January 1	$10,811,753
Gains and losses recognized in profit or loss	982,671

March 31,2017	$11,794,424

F.
For the year ended December 31, 2016 and the three-months ended March 31, 2017, there was no transfer between Level 1 and Level 2.

G.
For the year ended December 31, 2016 and the three-months ended March 31, 2017, there was no transfer into or out from Level 3.

H.
Finance department is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

I.
The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at December, 31 2016	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Financial liabilities
Preference shares	$10,811,753	Discounted cash flow method	Discount rate	31% - 35%	The higher the discount rate, the lower the fair value.

	Fair value at March, 31 2017	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Financial liabilities
Preference shares	$11,794,424	Discounted cash flow method	Discount rate	31% - 35%	The higher the discount rate, the lower the fair value.

J.
The Group has carefully assessed the valuation models and assumptions used to measure fair value; therefore, the fair value measurement is reasonable. However, use of different valuation models or assumptions may result in difference measurement. The following is the effect of profit

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

12. OTHERS (Continued)

  or loss or of other comprehensive income from financial assets and liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			Years ended December 31, 2016
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable	Favorable change	Unfavorable
Financial liabilities—Preference shares	Discount rate	± 1%	$158,035	$(221,012)	$—	$—

			Three months ended March 31, 2017
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable	Favorable change	Unfavorable
Financial liabilities—Preference shares	Discount rate	± 1%	$322,012	$(270,912)	$—	$—

13. SEGMENT INFORMATION

(1)   General information

        The Group's major business is live streaming services through "17 Live Broadcasting" platform. The chief operating decision-maker, who allocates resources and assesses performance of the Group as a whole, has identified that the Group has two reportable operating segments, live streaming and others.

(2)   Information about segment profit or loss, assets and liabilities

        The Group's reportable segments information is the same as the financial statements.

	Years ended December 31, 2016
	Live streaming	Others	Total
Revenue	$4,003,236	$—	$4,003,236
Operating loss	(10,267,773)	(4,605)	(10,272,378)
Depreciation and amortization	(826,642)	—	(826,642)

	Three months ended March 31, 2017
	Live streaming	Others	Total
Revenue	$10,560,853	$16,981	$10,577,834
Operating loss	(5,714,140)	(180,522)	(5,894,662)
Depreciation and amortization	(208,027)	(1,609)	(209,636)

MACHIPOPO, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in US dollars, except as otherwise indicated)

13. SEGMENT INFORMATION (Continued)

(3)   Reconciliation for segment income (loss)

        The segment income (loss) reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income. There is no reconciliation because the report provided to the chief operating decision-maker for business decisions has no difference to the segment income (loss) information.

(4)   Information on product and service

        Please refer to Note 6(13) for the related information.

(5)   Geographical information

        As the Group's long-lived assets and revenue are substantially located in and derived from Taiwan, no geographical segments information are presented.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pro forma Condensed Consolidated Statement of Comprehensive Loss (Unaudited)

(Expressed in United States dollars)

	Year ended December 31, 2017
	Historical M17 ENTERTAINMENT LIMITED	Historical MACHIPOPO, INC.	Pro Forma Adjustments	Notes	Pro Forma Consolidated M17 ENTERTAINMENT LIMITED
Operating revenue	$79,502,134	$10,577,834			$90,079,968
Cost of revenue	(65,504,191)	(9,219,555)	(886,731)	a)	(75,610,477)

Gross profit	13,997,943	1,358,279			14,469,491

Operating expenses
Selling expenses	(32,917,704)	(5,462,501)	(470,455)	a)	(38,850,660)
General and administrative expenses	(10,021,745)	(1,004,106)	(91,772)	a),d)	(11,117,623)
Research and development expenses	(7,498,434)	(786,334)			(8,284,768)

Total operating expenses	(50,437,883)	(7,252,941)			(58,253,051)

Operating loss	(36,439,940)	(5,894,662)			(43,783,560)

Non-operating income and expenses
Other income	128,280	—			128,280
Other gains and losses	17,029,245	(964,846)	(34,963,493)	c)	(18,899,094)
Finance costs	(251,698)	—			(251,698)
Share of loss of associates and joint ventures accounted for under equity method	(3,171,282)	—	3,171,282	b)	—

Total non-operating income and expenses	13,734,545	(964,846)			(19,022,512)

Loss before income tax	(22,705,395)	(6,859,508)			(62,806,072)

Income tax benefit	692,165	—	230,721	a)	922,886

Loss for the year	$(22,013,230)	$(6,859,508)			$(61,883,186)

Other comprehensive income
Other comprehensive income, before tax, exchange differences on translation	$168,803	$(4,840)			$168,803

Other comprehensive income for the year, net of tax	$168,803	$(4,840)			$168,803

Total comprehensive income for the year	$(21,844,427)	$(6,864,348)			$(61,714,383)

Basic loss per share	$(0.46)		$(0.65)	e)	$(1.11)

Diluted loss per share	$(0.46)		$(0.65)	e)	$(1.11)

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated statement of comprehensive loss.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017

(Expressed in U.S. dollars)

1. Basis of presentation

        These unaudited pro forma condensed consolidated statements of loss ("pro forma financial statements") have been prepared in connection with the acquisition of Machipopo Inc. ("Machipopo") by M17 Entertainment Limited (the "Company"). The unaudited pro forma financial statements of the Company and its subsidiaries have been prepared, for illustrative purposes only, as if the acquisition described in Note 2 had occurred on January 1, 2017. A pro forma consolidated balance sheet has not been provided as the acquisition has been reflected in the Company's December 31, 2017 consolidated balance sheet.

        These unaudited pro forma financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") using the accounting policies described in the Company's audited consolidated financial statements as at December 31, 2017. The unaudited pro-forma financial statements should be read together with the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2017, and notes thereto.

        The unaudited pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X. Accordingly, the historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) expected to have a continuing impact on the Company, and (3) factually supportable. The pro forma financial statements present the loss from continuing operations before nonrecurring charges or credits directly attributable to the acquisition.

        The historical Machipopo results from operations included in the unaudited pro forma financial statements have been prepared from information derived from the unaudited financial statements of Mahipopo for the three months ended March 31, 2017 and audited financial statements of Mahipopo for the year ended December 31, 2016, which appear elsewhere in this prospectus.

        To comply with the rules and regulations of the SEC, the Machipopo amounts included in the unaudited pro forma condensed consolidated statement of loss for the year ended December 31, 2017 have been calculated by combining the amounts included in Machipopo's statement of comprehensive loss for the three months ended March 31, 2017 with its results of operations, which amounts have been extracted from Machipopo's accounting records and are included in Machipopo's statement of comprehensive loss for the three months ended March 31, 2017.

        The unaudited pro-forma financial statements do not necessarily reflect what the combined company's results of operations would have been had the acquisition occurred on January 1, 2017. They may also not be useful in predicting future results of operations for the combined company. The actual results from operations may differ significantly from the pro forma results reflected herein. The combined results of operations do not reflect the realization of any expected cost savings or other synergies from the acquisition of Machipopo as a result of planned cost savings or other initiatives following the completion of the acquisition.

2. Description of transaction and purchase price allocation

        On March 20, 2017, the Company completed the acquisition of all remaining issued and outstanding shares of Machipopo for $48,203,739 by issuing equivalent classes of shares of the Company on a 1 for 1 basis to exchange with all the existing shareholders of Machipopo. This consideration was comprised of issuing 32,941,176 ordinary shares of the Company having fair value of

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017 (Continued)

(Expressed in U.S. dollars)

2. Description of transaction and purchase price allocation (Continued)

$25,743,081, and issuing preferred shares 22,705,882 of the Company having fair value of $22,460,658. Prior to the completion of the acquisition, the Company held a 48.18% ownership interest in Machipopo, which was accounted for under the equity method.

        The acquisition is accounted for in accordance with IFRS 3 Business Combinations using the acquisition method with the Company identified as the acquirer. The fair values of the total consideration issued for Machipopo, assets acquired and liabilities assumed in the acquisition at March 20, 2017 are as follows:

Total Consideration:
32,941,176 ordinary shares of the Company	$25,743,081
22,705,882 preferred shares of the Company	22,460,658

Total consideration for 51.82% equity	$48,203,739
Fair value of previously held 48.18% equity interest	43,126,542

Implied purchase price consideration for 100% equity	$91,330,281

Net assets acquired:
Cash and cash equivalents	$1,818,830
Other current assets	8,470,153
Property, plant and equipment	195,827
Intangible assets	24,800,000
Goodwill	66,609,587
Other non-current assets	215,185
Other current liabilities	(8,601,339)
Deferred tax liabilities	(2,177,962)

$91,330,281

        Intangible assets comprised of User base, Trademark, and Technology. The fair value of each intangible assets is estimated using either the cost approach or market approach. Within these two approaches the following valuation methods were used: cost saving method for the valuation of User base, and royalty method for the valuation of Trademark, and Technology. These intangible assets are currently being amortized based on its estimated useful live.

        Based on the fair values above, an amount of $66,609,587 has been allocated to goodwill, which represents the excess of the purchase price over the fair values assigned to the net assets acquired. Goodwill is attributable to strategic, synergistic and other benefits expected to arise after the Company's acquisition of Machipopo. Machipopo's live streaming business has a potential to develop a creative entertainment and interactive platform in the future, and the Company believes the synergies may emerge from the business combination. The Company will also benefit from the industry expertise and experience of the Machipopo's management team, as well as the depth and breadth of its existing facilities and networks.

        The full amount of the value of goodwill has been assigned to the reporting unit of live streaming, since the management assign resources and review its operation result separately from other reporting units. The goodwill is not deductible for tax purposes, and is not amortized, but will be evaluated for

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017 (Continued)

(Expressed in U.S. dollars)

2. Description of transaction and purchase price allocation (Continued)

impairment on an annual basis or more often if the Company identifies impairment indicators that would require earlier testing.

        A deferred tax liability of $2,177,962 was recorded for the excess of the fair value of the Technology and User base over the corresponding tax bases, with a corresponding increase recorded to goodwill. The deferred tax liability relates to a definite lived asset as the User base is currently being amortized.

3. Pro forma adjustments

        The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The unaudited pro forma financial statements reflect the following adjustments as if the acquisition of Machipopo had occurred on January 1, 2017.

  a)
  To amortize intangible assets and corresponding deferred tax liability.

  b)
  To eliminate the equity in loss of Machipopo for the year ended December 31, 2017.

  c)
  To eliminate the gain that was recorded due to remeasurement of the fair value of the Company's original 48.18% interest in Machipopo at the acquisition date.

  d)
  To remove transaction costs directly related to the acquisition of Machipopo.

  e)
  Represents the increase in the weighted average shares in connection with the issuance of 32,941,176 common shares related to the acquisition of Machipopo as if the acquisition had taken place on January 1, 2017. For the period presented, diluted loss per common share does not differ from basic loss per common share since the effect of the Company's stock options, restricted stock units, non-cumulative convertible preferred shares and convertible notes are anti-dilutive.

        [Page intentionally left blank for graphics]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person's own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

        The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        We have issued and sold the following securities (including shares issued pursuant to our share incentive plan) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$ millions, except for exercise price)
Universal Standard Ventures Ltd.	March 2017	32,602,647 ordinary shares	—	(1)
Infinity e. Ventures Asia III, L.P.	March 2017	9,411,765 series A preference shares	—	(1)
	August 2017	2,776,921 series B preference shares	3.6
	August 2017 and December 2017	Warrants in an aggregate principal amount of US$2.5 million to purchase up to 1,928,417 series B preference shares	Exercise price of US$1.2964
KTB China Synergy Fund	March 2017	4,901,982 series A preference shares	—	(1)

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$ millions, except for exercise price)
	August 2017	3,857,000 series B preference shares	5.0
	January 2018	Convertible notes in principal amount of US$5,000,000	5.0
Vertex Asia Fund (Singapore) Pte. Ltd.	March 2017	18,502,529 series A preference shares	—	(1)
	January 2018	Convertible notes in principal amount of US$4,330,000	4.3
An investor	August 2017	1,157,050 series B preference shares	—	(1)
	January 2018	Convertible notes in principal amount of US$670,000	0.7
Three investors	March 2017	an aggregate of 3,823,254 ordinary shares	—	(1)
17 investors	March 2017	An aggregate of 23,161,048 series A preference shares	—	(1)
Six investors	March 2017	An aggregate of 8,498,898 series A preference shares	—	(1)
	August 2017	An aggregate of 7,484,572 series B preference shares	9.7
Four investors	March 2017	An aggregate of 4,781,817 series A preference shares	—	(1)
	August 2017 and	An aggregate of 1,632,212 series B	2.1
	November 2017	preference shares
	January 2018	Convertible notes in aggregate principal amount of US$2,150,000	2.2
An investor	March 2017	2,352,941 series A preference shares	—	(1)
	January 2018	Convertible notes in aggregate principal amount of US$200,000	0.2
Three investors	August 2017 and November 2017	An aggregate of 2,044,122 series B preference shares	2.6
Two investors	August 2017 and November 2017	An aggregate of 1,158,519 series B preference shares	1.5
	January 2018	Convertible notes in aggregate principal amount of US$400,000	0.4
Two investors	January 2018	Convertible notes in aggregate principal amount of US$2,500,000	2.5
Two investors	August 2017, August 2017 and January 2018	Warrants in an aggregate principal amount of US$1,275,000 to purchase up to 1,014,120 series B preference shares, or to ordinary shares if all series B preference shares and converted into ordinary shares prior to such exercise.	Exercise price of US$1.10194 and US$1.2964
Three of our directors and/or executive officers	March 2017	An aggregate of 16,586,127 ordinary shares	—	(1)
	March 2017	An aggregate of 1,999,118 series A preference shares	—	(1)
An entity beneficially owned by one of our director	August 2017	5,089,552 series B preference shares	6.6
	January 2018	Convertible notes in aggregate principal amount of US$3,250,000	3.3

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$ millions, except for exercise price)
Certain directors, officers, employees, consultants and other recipients of awards granted under our share incentive plan	Various dates	560,176 ordinary shares that were issued upon exercise of options(2)	Exercise price of US$0

(1)
Represents share exchange in connection with the completion of the combination with Paktor and acquisition of Machipopo in March 2017. No cash consideration was received. For details, see "Description of Share Capital—History of Securities Issuances."

(2)
Shares issued relating to awards granted under our share incentive plan.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-4 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

M17 ENTERTAINMENT LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective prior to the completion of this offering

4.1	*	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for its Ordinary Shares

4.3	*	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

5.1	*	Opinion of Walkers (Singapore) Limited Liability Partnership regarding the validity of the Class A ordinary shares being registered

8.1	*	Opinion of Walkers (Singapore) Limited Liability Partnership regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1	*	Employee Share Incentive Plan 2017, as currently in effect

10.2	*	Form of Indemnification Agreement between the Registrant and each director and executive officer

10.3	*	Form of Employment Letter with each executive officer

10.4	*	Merger Agreement, dated as of February 3, 2017, and the Supplemental Agreement thereto, dated March 20, 2017, by and among Paktor Pte. Ltd., Machipopo, Inc. and the selling shareholders named therein

10.5	*	Shareholders' Agreement, dated as of August 24, 2017, and Supplemental Agreement thereto, dated October 27, 2017, by and among the Registrant and investors named therein

21.1	*	Significant Subsidiaries of the Registrant

23.1	*	Consent of PricewaterhouseCoopers, Taiwan, Independent Registered Public Accounting Firm

23.2	*	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1)

23.3	*	Consent of LCS & Partners

23.4	*	Consent of Rajah & Tann Singapore LLP

23.5	*	Consent of Mori Hamada & Matsumoto

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Consent of Frost & Sullivan (S) Pte Ltd

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taiwan, on                         , 2018.

M17 Entertainment Limited
By:
	Name:	Joseph Jiexian Phua
	Title:	Director and Group Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of                        and                         as an attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Joseph Jiexian Phua	Director and Group Chief Executive Officer (principal executive officer)
Name: Jeffrey Li-Tchen Huang	Director and Non-Executive Chairman

[Signature Page to F-1]

Signature	Title	Date

Name: Shang-Hsiu Koo	Group Chief Financial Officer (principal financial and accounting officer)
Name: Akio Tanaka	Director
Name: Zhijian He	Director
Name: Chihoon Hyun	Director
Name: Joseph Li-An Huang	Director

[Signature Page to F-1]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of M17 Entertainment Limited, has signed this registration statement or amendment thereto in New York on                        , 2018.

Authorized U.S. Representative Cogency Global Inc.
By:
	Name:	Colleen A. De Vries
	Title:	Senior Vice President

[Signature Page to F-1]